    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1996

                                                      REGISTRATION NO. 333-10407
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ON COMMAND CORPORATION
             (Exact name of registrant as specified in its charter)


               DELAWARE                                   4841                                  77-0435194
    (State or Other Jurisdiction of           (Primary Standard Industrial                   (I.R.S. Employer
    Incorporation or Organization)             Classification Code Number)                Identification Number)


                                            ---------------------------


                                                                          ARTHUR M. AARON, VICE PRESIDENT
                                                                            BUSINESS AND LEGAL AFFAIRS
                    3301 OLCOTT STREET                                   ASCENT ENTERTAINMENT GROUP, INC.
               SANTA CLARA, CALIFORNIA 95054                                     ONE TABOR CENTER
                      (408) 496-1800                                    1200 SEVENTEENTH STREET, SUITE 2800
        (Address, including Zip Code, and Telephone                           DENVER, COLORADO 80202
       Number, including Area Code, of Registrant's                               (303) 626-7000
               Principal Executive Offices)                      (Name, Address, including Zip Code, and Telephone
                                                                Number, including Area Code, of Agent for Service)



                                    Copy to:
                                 ROGER H. KIMMEL
                               CHRISTINE FOURNIER
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon consummation of the transactions described in the enclosed Information Statement/Prospectus.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                          ON COMMAND VIDEO CORPORATION
                               3301 Olcott Street
                          Santa Clara, California 95054
                                 (408) 496-1800

              NOTICE OF CONSENT OF STOCKHOLDERS IN LIEU OF MEETING PURSUANT TO SECTION 228 OF THE DELAWARE GENERAL CORPORATION LAW

           On August 12, 1996, the Board of Directors of On Command Video Corporation ("OCV") approved an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of On Command Merger Corporation, a newly formed Delaware corporation ("Merger Sub"), with and into OCV. Merger Sub is a wholly owned subsidiary of On Command Corporation ("On Command Corporation"), a newly formed Delaware corporation. On Command Corporation has entered into an acquisition agreement (the "Acquisition Agreement") to acquire (the "Acquisition") all of the outstanding capital stock of Spectradyne, Inc. ("Spectradyne"), a wholly owned subsidiary of SpectraVision, Inc. ("SpectraVision"). SpectraVision and its domestic subsidiaries, including Spectradyne, have filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code").

           In the Merger, it is currently expected that each issued and outstanding share of OCV Common Stock will be converted into the right to receive the following: (i) approximately 2.84 shares (the "Initial Shares") of On Command Corporation Common Stock ("OCC Common Stock"), (ii) such additional number of shares of OCC Common Stock, if any, to which holders of OCV Common Stock may be entitled pursuant to a formula based upon the working capital of Spectradyne at the time of the consummation of the Acquisition (the "Reserved Stock") and (iii) warrants to purchase, on a cashless basis, 18.61% of a share of OCC Common Stock (the "Series A Warrants"). Pursuant to the Acquisition Agreement, as consideration for the acquisition of the capital stock of Spectradyne, upon the consummation of the Acquisition On Command Corporation will issue to the creditors of SpectraVision pursuant to a distribution plan to be adopted by the Bankruptcy Court (i) an aggregate of 8,250,000 shares of OCC Common Stock, less the aggregate amount of Reserved Stock and (ii) warrants to purchase for cash an aggregate of 2,625,000 shares of OCC Common Stock for cash, at the same exercise price applicable to the Series A Warrants. The Initial Shares to be issued to holders of OCV Common Stock will represent, in the aggregate, 72.5%, and the shares of OCC Common Stock to be issued to creditors of SpectraVision will represent, in the aggregate, 27.5%, of the total number of shares of OCC Common Stock to be issued pursuant to the Merger Agreement and the Acquisition Agreement, assuming no holder of OCV Common Stock exercises its appraisal rights and before giving effect to any Reserved Stock and the exercise of any warrants.

           The Board of Directors of OCV has determined that the Merger is in the best interests of OCV and its stockholders. Accordingly, the Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby. Certain stockholders of OCV who own, in the aggregate, approximately 78.9% of the outstanding shares of OCV Common Stock, acting pursuant to Section 228 of the Delaware General Corporation Law, have consented in writing to the adoption of the Merger Agreement and to the consummation of the Merger. Holders of OCV Common Stock who have not consented to the adoption of the Merger Agreement and who (a) deliver to OCV a written demand for appraisal of their shares of OCV Common Stock and (b) meet certain other statutory requirements, will be entitled to have the value of their shares appraised in accordance with Section 262 of the Delaware General Corporation Law.

           The Merger Agreement and the Acquisition Agreement are described in detail in the accompanying Information Statement/Prospectus and its annexes. You are urged to read all of these important materials carefully.

                                            By order of the Board of Directors

Santa Clara, California
                                            ----------------------------------
September ___, 1996                         Secretary

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.



                  SUBJECT TO COMPLETION, DATED AUGUST 16, 1996

                          ON COMMAND VIDEO CORPORATION
                              INFORMATION STATEMENT


                             ON COMMAND CORPORATION
                                   PROSPECTUS

           This Information Statement/Prospectus relates to the proposed merger (the "Merger") of On Command Merger Corporation ("Merger Sub"), a wholly owned subsidiary of On Command Corporation ("On Command Corporation"), with and into On Command Video Corporation ("OCV") pursuant to an Agreement and Plan of Merger, dated August 13, 1996 (the "Merger Agreement"), among On Command Corporation, Merger Sub and OCV.

           Simultaneously with the Merger, On Command Corporation will acquire (the "Acquisition") all of the outstanding capital stock of Spectradyne, Inc. ("Spectradyne"), a wholly owned subsidiary of SpectraVision, Inc. ("SpectraVision"). The Acquisition will be effected pursuant to an Acquisition Agreement, dated August 13, 1996 (the "Acquisition Agreement"), among On Command Corporation, Ascent Entertainment Group, Inc. ("Ascent"), SpectraVision, the Official Creditors' Committee for SpectraVision, Spectradyne and the other domestic subsidiaries of SpectraVision. See "The Transactions."

           This Information Statement/Prospectus also constitutes a prospectus of On Command Corporation with respect to (a) 21,750,000 shares of common stock, $.01 par value per share, of On Command Corporation ("OCC Common Stock"), (b) such additional number of shares of OCC Common Stock, if any, to which holders of OCV Common Stock may be entitled pursuant to a formula based upon the working capital of Spectradyne at the time of the consummation of the Acquisition (the "Reserved Stock") and (c) warrants to purchase, on a cashless basis, 1,425,000 shares of OCC Common Stock (the "Series A Warrants"). In the Merger, each issued and outstanding share of OCV Common Stock will be converted into the right to receive (i) approximately 2.84 shares of OCC Common Stock, (ii) such additional number of shares of Reserved Stock, if any, to which holders of OCV Common Stock may be entitled and (iii) Series A Warrants to purchase, on a cashless basis, 18.61% of a share of OCC Common Stock. See "The
Transactions."

           In connection with the Merger and the Acquisition, application will be made to list the OCC Common Stock and the Warrants on the Nasdaq National Market System under the symbol "______." This Information Statement/Prospectus is first being mailed to holders of OCV Common Stock on or about September ___, 1996.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  The date of this Information
Statement/Prospectus is September ___, 1996.

                                TABLE OF CONTENTS


                                                                                                                Page


AVAILABLE INFORMATION...........................................................................................  6

SUMMARY.........................................................................................................  7
    The Companies...............................................................................................  7
    The Transactions............................................................................................  8
    Stockholders' Consent....................................................................................... 10
    Exchange of Certificates.................................................................................... 10
    Interests of Certain Persons in the Merger.................................................................. 10
    Appraisal Rights............................................................................................ 10
    Anticipated Accounting Treatment............................................................................ 11
    Opinion of Allen & Company.................................................................................. 11
    Listing of OCC Common Stock................................................................................. 11
    Certain Federal Income Tax Consequences..................................................................... 11
    Risk Factors................................................................................................ 11
    Summary Pro Forma Financial Information..................................................................... 13
    Historical Summary Selected Financial Information........................................................... 14

RISK FACTORS.................................................................................................... 16
    Control by Ascent........................................................................................... 16
    Restrictions on Debt Financings............................................................................. 16
    Dependence on Additional Capital for Growth................................................................. 17
    Integration of OCV and Spectradyne Businesses............................................................... 17
    No Prior Public Market and Possible Volatility of Stock Price............................................... 17
    Highly Competitive In-Room Entertainment Industry........................................................... 18
    Dependence on Significant Customers......................................................................... 18
    Dependence on Performance of Lodging Industry............................................................... 18
    Risk of Technological Obsolescence.......................................................................... 18
    Dependence on Key Personnel................................................................................. 19
    Seasonality................................................................................................. 19
    Anti-Takeover Protections................................................................................... 19

STOCKHOLDERS' CONSENT........................................................................................... 20

THE TRANSACTIONS................................................................................................ 21
    General..................................................................................................... 21
    Background of the Transactions.............................................................................. 21
    The Merger.................................................................................................. 22
         Merger Consideration................................................................................... 22
         Effective Time......................................................................................... 23
         Directors and Officers of the Surviving Corporation.................................................... 23
         Conversion of OCV Common Stock; Procedures for Exchange of OCV Stock Certificates;
             Fractional Shares.................................................................................. 23
         Treatment of OCV Employee Stock Options................................................................ 25
         Representations and Warranties......................................................................... 25
         Pre- and Post-Closing Obligations...................................................................... 26
         Conditions to the Consummation of the Merger........................................................... 26

         Termination of the Merger Agreement.................................................................... 27
         Bankruptcy Court Approval.............................................................................. 27
         Fees and Expenses...................................................................................... 27
         Amendment and Waiver................................................................................... 28
         Interests of Certain Persons in the Merger............................................................. 28
         Resale of OCC Common Stock and Warrants................................................................ 29
         Appraisal Rights....................................................................................... 30
    The Acquisition............................................................................................. 32
         The Acquisition Agreement.............................................................................. 32
         Assets Acquired........................................................................................ 32
         Liabilities Assumed.................................................................................... 33
         Acquisition Consideration.............................................................................. 35
         Certain Definitions.................................................................................... 35
         Closing Conditions and Other Pre-Closing Matters....................................................... 38
         Representations and Warranties......................................................................... 40
    The Warrants................................................................................................ 40
         Exercisability; Expiration............................................................................. 40
         Adjustments............................................................................................ 41
    Registration; Exemption..................................................................................... 42
    Registration Rights......................................................................................... 42
    Anticipated Accounting Treatment............................................................................ 43
    Reasons for the Transactions; Determination of the Board of Directors of OCV................................ 43
    Opinion of Allen & Company.................................................................................. 44

SELECTED PRO FORMA FINANCIAL INFORMATION........................................................................ 47

HISTORICAL SELECTED FINANCIAL INFORMATION....................................................................... 48
    OCV  ....................................................................................................... 48
    SpectraVision............................................................................................... 49

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS................................................................... 50
    Overview.................................................................................................... 50
    Results of Operations....................................................................................... 50
         OCV ................................................................................................... 50
         SpectraVision.......................................................................................... 54
    Liquidity and Capital Resources............................................................................. 60

BUSINESS........................................................................................................ 62
    General..................................................................................................... 62
    Industry Overview........................................................................................... 63
    Operating and Growth Strategies............................................................................. 63
    On Command Video Corporation................................................................................ 64
         Services and Products.................................................................................. 65
         Sales and Marketing.................................................................................... 66
         Installation and Service Operations.................................................................... 67
         Technology............................................................................................. 67
         Manufacturing and Suppliers............................................................................ 67
    Spectradyne, Inc............................................................................................ 68
         Pay-Per-View Services.................................................................................. 68
         Free-To-Guest Services................................................................................. 69
         Interactive and Other Services......................................................................... 69
         Programming............................................................................................ 70

         The EDS Servicing and Technology Agreement............................................................. 70
         Hotel Contracts........................................................................................ 71
         Manufacturing.......................................................................................... 71
         Competition............................................................................................ 71
    Regulation.................................................................................................. 72
    Patents, Trademarks and Copyrights.......................................................................... 73
    Employees................................................................................................... 73
    Properties.................................................................................................. 73
    Legal Proceedings........................................................................................... 73

MANAGEMENT...................................................................................................... 74
    Directors and the Executive Officers........................................................................ 74
    Committees of the Board of Directors........................................................................ 75
    Directors' Compensation..................................................................................... 75
    Executive Compensation...................................................................................... 75

BENEFICIAL OWNERSHIP OF OCV AND OCC COMMON STOCK................................................................ 79

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.................................................................... 81

DESCRIPTION OF ON COMMAND CORPORATION CAPITAL STOCK............................................................. 85
    General..................................................................................................... 85
    OCC Common Stock............................................................................................ 85
    On Command Corporation Preferred Stock...................................................................... 86

COMPARISON OF STOCKHOLDER RIGHTS................................................................................ 86
    General..................................................................................................... 86
    Voting Rights............................................................................................... 86
    Dividends................................................................................................... 87
    Board of Directors.......................................................................................... 88
    Reports to Stockholders; Other Public Information........................................................... 88
    Rights of Inspection........................................................................................ 89
    Stockholder Meeting Procedures.............................................................................. 89
    Stockholder Vote Required for Certain Actions............................................................... 90
    Indemnification for Securities Act Liabilities.............................................................. 92
    Stockholder Suits........................................................................................... 92
    Appraisal Rights............................................................................................ 92

EXPERTS......................................................................................................... 94

LEGAL MATTERS................................................................................................... 94

INDEX TO PRO FORMA FINANCIAL STATEMENTS OF ON COMMAND CORPORATION.............................................. P-1

INDEX TO FINANCIAL STATEMENTS OF ON COMMAND VIDEO CORPORATION...................................................F-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF SPECTRAVISION, INC. ..............................................F-20

ANNEXES

Annex I                Agreement and Plan of Merger
Annex II               Acquisition Agreement
Annex III              Warrant Agreement
Annex IV               Registration Rights Agreement
Annex V                Opinion of Allen & Company
Annex VI               Delaware General Corporation Law Section 262

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS INFORMATION STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ON COMMAND CORPORATION OR OCV. THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION IN WHICH IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ON COMMAND CORPORATION OR OCV SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                              AVAILABLE INFORMATION

         OCV currently is not subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         On Command Corporation currently is not subject to the periodic reporting and other informational requirements of the Exchange Act. In connection with the Merger and the issuance of the OCC Common Stock and the Series A Warrants, On Command Corporation will become subject to the informational requirements of the Exchange Act and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Following the Merger, On Command Corporation will furnish to holders of OCC Common Stock annual reports containing audited consolidated financial statements prepared in accordance with generally accepted accounting principles ("GAAP"), with an opinion thereon by On Command Corporation's independent auditors, and will make available upon request all quarterly reports containing unaudited consolidated financial information prepared in accordance with GAAP.

         On Command Corporation has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of OCC Common Stock and the Series A Warrants to purchase OCC Common Stock to be issued to holders of OCV Common Stock pursuant to the Merger Agreement. This Information Statement/Prospectus does not contain all the information set forth in the Registration Statement, a portion of which has been omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office at Room 1024, 450 Fifth Street, N.W., Washington, D.C.
20549.

         SpectraVision is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by SpectraVision with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at Suite 1300, Seven World Trade Center, New York, New York 10048, and The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         Information contained in this Information Statement/Prospectus relating to SpectraVision and its subsidiaries has been obtained from publicly available documents.

                                     SUMMARY

         The following is a summary of certain information contained elsewhere in this Information Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Information Statement/Prospectus and the annexes hereto. OCV stockholders are urged to read this Information Statement/Prospectus and the annexes hereto carefully and in their entirety.

THE COMPANIES

         On Command Corporation. On Command Corporation is a newly formed Delaware corporation and is currently a wholly owned subsidiary of Ascent. COMSAT Corporation ("COMSAT") owns 80.7% of the outstanding common stock of Ascent. From and after the closing date of the transactions contemplated by the Merger Agreement and the Acquisition Agreement (the "Closing Date"), and after giving effect to the Merger and the Acquisition (collectively, the "Transactions"), On Command Corporation will be a holding company the principal assets of which will be OCV, Spectradyne and On Command Development Corporation ("On Command Development"), each of which will operate as a separate, wholly owned subsidiary of On Command Corporation. The address of On Command Corporation's principal executive offices is 3301 Olcott Street, Santa Clara, California 95054 (telephone (408) 496-1800).

         OCV. OCV is the leading provider (by number of hotel rooms served) of on-demand in-room entertainment for the United States lodging industry. The OCV system is a patented video selection and distribution system that allows guests to select from up to 50 motion pictures on computer controlled television sets located in their rooms at any time. OCV also provides in-room viewing of free-to-guest programming of select cable channels (such as HBO, the Disney Channel, Showtime, ESPN and CNN) and other interactive services under long-term contracts primarily to business and luxury hotel chains such as Marriott, Hilton, Wyndham, Doubletree, Fairmont, Embassy Suites and Holiday Inn, and to other select hotels. OCV has experienced rapid growth in the past three years, increasing its base of installed on- demand rooms from approximately 37,000 rooms at the end of 1992 to approximately 419,000 rooms at June 30, 1996. The address of OCV's principal executive offices is 3301 Olcott Street, Santa Clara, California 95054 (telephone: (408) 496-1800).

         Spectradyne. Spectradyne, a subsidiary of SpectraVision, is a leading provider of interactive in- room video entertainment services to the lodging industry. Founded in 1971, SpectraVision originally developed and patented a system which provides in-room television viewing of recently released major and other motion pictures on a pay-per-view ("PPV") basis. SpectraVision, through Spectradyne, subsequently expanded its services to include providing PPV movies in an on-demand format, delivering free-to-guest programming and providing interactive services that capitalize on Spectradyne's proprietary two-way communications equipment. Spectradyne has been a major provider of these services to the lodging industry since 1971 and, at June 30, 1996, provided PPV services to approximately 495,000 rooms in approximately 1,600 hotels. Spectradyne provides its services under contracts to hotel chains, hotel management companies and individually owned and franchised hotel properties.

         In June 1993, SpectraVision entered into a ten-year exclusive contract with Electronic Data Systems Corporation ("EDS") to install and maintain a digital satellite delivered hotel PPV system. By late 1994, the costs associated with the EDS contract combined with SpectraVision's high debt levels created financial difficulties for SpectraVision. In early 1995, SpectraVision determined that a financial restructuring would be required to ensure SpectraVision's long-term survival. SpectraVision conducted restructuring negotiations with representatives of its secured and unsecured creditors during April and May 1995, working toward the development of an overall restructuring plan. In June 1995, SpectraVision concluded that a filing for reorganization under Chapter 11 of the Bankruptcy Code should be made in order to preserve the value of its assets and to ensure that the business had sufficient cash resources to continue operations while it completed the financial restructuring process. On June 8, 1995, SpectraVision and its domestic subsidiaries, including Spectradyne (collectively with SpectraVision, the "Debtors"), filed a petition for relief under the Bankruptcy Code in the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), which cases were procedurally consolidated for joint administration as Case No. 95-659 (collectively, the "Bankruptcy Case").

         On Command Development. On Command Development, a newly formed subsidiary of On Command Corporation, has been formed to develop new technologies to be used by OCV and Spectradyne in order to support and improve OCV's and Spectradyne's operations and to develop new applications to be marketed by On Command Corporation, OCV and Spectradyne.

THE TRANSACTIONS

         On April 19, 1996, SpectraVision, Ascent, OCV and an unsecured creditors' committee (the "Creditors' Committee"), which was appointed by the United States Trustee for the District of Delaware pursuant to Section 1102 of the Bankruptcy Code, entered into an agreement (the "Plan Sponsor Agreement") pursuant to which it was agreed that Ascent would be plan sponsor for the SpectraVision plan of reorganization (the "Plan") and that On Command Corporation, directly or indirectly, would acquire the assets or the capital stock and certain liabilities of OCV and Spectradyne, subject to the terms and conditions of the Plan Sponsor Agreement. The Merger Agreement, the Acquisition Agreement, the Warrant Agreement (as defined below) and the Registration Rights Agreement (as defined below) were or will be entered into to implement the Plan Sponsor Agreement.

         The Plan Sponsor Agreement. The Plan Sponsor Agreement provides that Ascent and the other stockholders of OCV will contribute all of the assets, leases, operations and businesses of OCV (and certain liabilities) in consideration for 72.5% of the OCC Common Stock. The Debtors will contribute substantially all of their assets and certain liabilities to On Command Corporation in consideration for 27.5% of the OCC Common Stock, subject to adjustment downward to the extent that the Debtors' net working capital has a negative balance at the closing of the Acquisition. The Plan Sponsor Agreement also provides that On Command Corporation will issue Warrants to purchase 20% of the OCC Common Stock on a fully diluted basis, of which warrants to purchase 13% of the OCC Common Stock will be distributed at the direction of Ascent and warrants to purchase 7% of the OCV Common Stock will be distributed to the Debtors. Of the Warrants distributable at the direction of Ascent, Warrants to purchase 9.2% of the OCC Common Stock will be issued to Gary Wilson Partners, financial advisors to Ascent and OCV, as partial consideration for services rendered pursuant to a letter agreement dated April 19, 1996.

         The Merger Agreement. At the Effective Time (as defined below), pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into OCV, with OCV as the surviving corporation (the "Surviving

Corporation"). After giving effect to the Merger, the separate corporate existence of Merger Sub will cease. The Merger Agreement provides that the Certificate of Incorporation and Bylaws of OCV, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

         Upon consummation of the Merger, each share of OCV Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of OCV Common Stock held by OCV or by its direct or indirect subsidiaries and Dissenting Shares (as defined below)), will be converted into the right to receive the following (the "Merger Consideration"): (i) approximately 2.84 shares of OCC Common Stock (the "Initial Shares"), (ii) such additional number of shares of Reserved Stock, if any, to which holders of OCV Common Stock may be entitled and (iii) Series A Warrants to purchase, on a cashless basis, 18.61% of a share of OCC Common Stock. See "The Transactions--The Merger--Merger Consideration." The Initial Shares to be issued to holders of OCV Common Stock will represent, in the aggregate, 72.5% of the total number of shares of OCC Common Stock to be issued pursuant to the Merger Agreement and the Acquisition Agreement, assuming no holder of OCV Common Stock exercises its appraisal rights and before giving effect to any Reserved Stock and the exercise of any warrants. Cash will be paid in lieu of the issuance of fractional OCC Common Stock as described below under "The Transactions--The Merger--Conversion of OCV Common Stock; Procedures for Exchange of OCV Stock Certificates; Fractional Shares."

         The Acquisition Agreement. The Acquisition Agreement provides that On Command Corporation will purchase all of the capital stock of Spectradyne. It also provides that certain assets held by affiliates of Spectradyne and the other Debtors will be transferred to Spectradyne prior to the acquisition of the Spectradyne capital stock by On Command Corporation. As consideration for the capital stock of Spectradyne, in accordance with the provisions of the Acquisition Agreement, On Command Corporation will issue to the creditors of the Debtors (collectively, the "Creditors"), or an agent on their behalf: (i) an aggregate of 8,250,000 shares of OCC Common Stock, less the aggregate amount of Reserved Stock and (ii) warrants to purchase for cash an aggregate of 2,625,000 shares of OCC Common Stock for cash, at the same exercise price applicable to the Series A Warrants. The shares of OCC Common Stock to be issued to the Creditors will represent, in the aggregate, 27.5% of the total number of shares of OCC Common Stock to be issued pursuant to the Merger Agreement and the Acquisition Agreement, assuming no holder of OCV Common Stock exercises its appraisal rights and before giving effect to any Reserved Stock and the exercise of any warrants. See "The Transactions--The Acquisition."

         The manner in which the number of shares of OCC Common Stock that constitutes Reserved Stock, if any, will be determined, and its allocation among the OCV stockholders and the Creditors, are described below under "The Transactions--The Acquisition."

         The Warrants. On the Closing Date, On Command Corporation and The Bank of New York, as warrant agent (the "Warrant Agent"), will enter into a warrant agreement (the "Warrant Agreement") pursuant to which On Command Corporation will issue (i) the Series A Warrants to purchase an aggregate of 1,425,000 shares of OCC Common Stock on a cashless basis to the stockholders of OCV, (ii) warrants to purchase for cash an aggregate of 2,625,000 shares of OCC Common Stock (the "Series B Warrants") to the Creditors and (iii) a warrant to purchase for cash an aggregate of 3,450,000 shares of OCC Common Stock (the "Series C Warrant") to Gary Wilson Partners in consideration for certain investment banking and advisory services provided in connection with the Transactions and for future advisory and other services to be rendered to On Command Corporation.

         The exercise price for the shares of OCC Common Stock (the "Warrant Shares") purchasable upon exercise of the Series A Warrants, the Series B Warrants and the Series C Warrant (collectively, the "Warrants") will be determined as of the Closing Date, as described under the caption "The Transactions--The Warrants--Exercisability; Expiration." The exercise price for each Warrant and the number of Warrant Shares issuable per Warrant are subject to adjustment as described under the caption "The Transactions--The Warrants--Adjustments." The Warrants will be exercisable from and after the Closing Date (other than the Series C Warrant, which will not be exercisable until two years after the Closing Date) and, unless exercised prior to 5:00 p.m., New York City time, on the seventh anniversary of their issuance, will expire at that time.

         Registration Rights. Any OCV stockholder that owns 10% or more of the OCV Common Stock prior to the Effective Time (including, but not limited to, Ascent) and any Creditor who receives 10% or more of the OCC Common Stock upon initial issuance thereof in connection with the Transactions will be entitled to certain registration rights set forth in the Registration Rights Agreement (the "Registration Rights Agreement") described under the caption "The Transactions--Registration Rights." The holder of the Series C Warrant will also be entitled to certain registration rights under the Registration Rights Agreement. See "The Transactions--Registration Rights."

STOCKHOLDERS' CONSENT

         Certain stockholders of OCV who own, in the aggregate, approximately 78.9% of the outstanding shares of OCV Common Stock, acting pursuant to Section 228 of the Delaware General Corporation Law (the "DGCL"), have consented in writing to the adoption of the Merger Agreement and to the consummation of the Merger. As a result, pursuant to Section 228 of the DGCL, no special meeting of the stockholders of OCV is required to approve the Merger Agreement.

EXCHANGE OF CERTIFICATES

         As soon as practicable after the Merger, holders of certificates that formerly represented shares of OCV Common Stock will receive a letter of transmittal containing instructions for the surrender of such certificates in exchange for certificates representing shares of OCC Common Stock and certificates representing Series A Warrants and, if the holder is entitled to a fractional share of OCC Common Stock, a check representing such cash payable in lieu of any fractional share of OCC Common Stock. See "The Transactions--The Merger--Conversion of OCV Common Stock; Procedures for Exchange of OCV Stock Certificates; Fractional Shares."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain stockholders, members of the Board of Directors and management of OCV may be deemed to have certain interests in the Merger, in addition to their interests generally as stockholders of OCV. The OCV Board of Directors was aware of these interests of its directors and officers and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "The Transactions--The Merger--Interests of Certain Persons in the Merger."

APPRAISAL RIGHTS

         Holders of OCV Common Stock who have not consented to the adoption of the Merger Agreement and who (a) deliver to OCV a written demand for appraisal of their shares of OCV Common

Stock and (b) meet certain other statutory requirements, will be entitled to have the value of their shares appraised in accordance with Section 262 of the DGCL, a copy of which is included as Annex V to this Information
Statement/Prospectus. See "The Transactions--The Merger--Appraisal Rights."

ANTICIPATED ACCOUNTING TREATMENT

         The Transactions will be accounted for using the historical book value of the assets, liabilities and stockholders equity acquired from OCV by On Command Corporation and On Command Corporation's management's estimate of the fair value of Spectradyne's assets to be acquired and liabilities to be assumed by On Command Corporation. The final purchase price allocation for the Debtors' assets will be determined at a future date (no later than one year from the Closing Date), which may result in adjustments to the preliminary allocation. However, in the opinion of On Command Corporation's management, the preliminary allocation of the purchase price reflects On Command Corporation's best estimate and all adjustments necessary to fairly state the pro forma financial information presented in this Information Statement/Prospectus.

OPINION OF ALLEN & COMPANY

         Allen & Company, financial advisor to Ascent and OCV, has rendered a written opinion, dated April 18, 1996, that, subject to certain assumptions, as of such date, the consideration to be received by the holders of Ascent common stock and OCV Common Stock pursuant to the transactions contemplated by the Plan Sponsor Agreement was fair, from a financial point of view, to the holders of Ascent common stock and OCV Common Stock. See "The Transactions--Opinion of Allen & Company."

LISTING OF OCC COMMON STOCK

         The OCV Common Stock currently is not listed on any national securities exchange or quoted on any automated quotation system. Upon consummation of the Merger, the OCC Common Stock and the Warrants are expected to be listed on the Nasdaq National Market under the symbol "____."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         On Command Corporation has received an opinion of Latham & Watkins, counsel to OCV, to the effect that, based upon certain representations of On Command Corporation, Merger Sub, Ascent and OCV, among others, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and as a result, holders of OCV Common Stock will recognize no gain or loss upon the conversion of shares of OCV Common Stock into shares of OCC Common Stock and Series A Warrants, except for gain or loss for federal income tax purposes recognized on receipt of cash in lieu of any fractional share interest in OCC Common Stock. All holders of OCV Common Stock should read carefully the detailed discussion under the caption "Certain Federal Income Tax Consequences."

RISK FACTORS

         Holders of OCV Common Stock should take into account the specific considerations set forth under "Risk Factors" as well as the other information set forth in this Information Statement/Prospectus. In particular, OCV stockholders should take into account the following risk factors: (i) following the Transactions, Ascent will have the ability to control On Command Corporation; (ii) due to restrictions on

Ascent and its principal stockholder, COMSAT, On Command Corporation will be subject to certain restrictions on its ability to raise capital through debt financing; (iii) On Command Corporation may be dependent on additional capital to implement its strategy; (iv) there can be no assurance that On Command Corporation can successfully integrate the businesses of OCV and Spectradyne;
(v) there is no prior public market for the OCC Common Stock and the price of the OCC Common Stock is subject to possible volatility; (vi) the in-room entertainment industry is highly competitive; (vii) the loss of certain significant customers would have a material adverse effect on On Command Corporation's business; (viii) On Command Corporation's business will be dependent on the performance of the lodging industry; (ix) On Command Corporation's assets are subject to the risk of technological obsolescence; (x) On Command Corporation may be dependent on certain key personnel of OCV and Ascent with respect to the operations at On Command Corporation after the closing of the Transactions; (xi) On Command Corporation's business may be subject to seasonality; and (xii) certain anti-takeover provisions in On Command Corporation's Certificate of Incorporation and Bylaws, as well as certain provisions of the DGCL, could increase the difficulty of effecting a change of control of On Command Corporation, thereby potentially depriving stockholders from realizing a premium over the prevailing market price of the Common Stock.

         FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS IN CONNECTION WITH THE MERGER AND ACQUISITION, SEE "RISK FACTORS."

                     SUMMARY PRO FORMA FINANCIAL INFORMATION

         The following summary pro forma financial information of On Command Corporation is derived from the financial statements of OCV and the consolidated financial statements of SpectraVision included elsewhere herein and give pro forma effect to the Transactions as if they had occurred on January 1, 1995 with respect to the statement of operations data, and on June 30, 1996 with respect to the balance sheet data. The summary pro forma financial information is not necessarily indicative of what the results of operations or the financial position of On Command Corporation would have been had the Transactions occurred on such dates, nor is such data necessarily indicative of the results of operations or financial position of On Command Corporation that can be expected for any future periods or at any future date. The following summary pro forma financial information should be read together with the Financial Statements of OCV, the Consolidated Financial Statements of SpectraVision and the Pro Forma Financial Statements of On Command Corporation included elsewhere in this Information Statement/Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                   YEAR ENDED               Six Months Ended
                                                                                DECEMBER 31, 1995             June 30, 1996
                                                                                -----------------           ----------------
                                                                                   (Unaudited)
                                                                                (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Revenues...........................................................                  $226,045                 $120,502
  Total costs and expenses...........................................                   243,011                  126,706
  Loss from operations...............................................                   (16,966)                  (6,204)
  Net loss...........................................................                   (23,638)                  (8,839)
  Net loss per common and equivalent share...........................                     (0.79)                   (0.29)
  Shares used in per share calculations..............................                    30,000                   30,000

OTHER DATA:
  EBITDA(1)..........................................................                  $ 44,599                 $ 31,503
  Rooms served at end of period......................................                   911,406                  915,218
  Hotels served at end of period.....................................                     3,109                    3,141


                                                                                                           AT JUNE 30, 1996
                                                                                                           ----------------
                                                                                                              (Unaudited)
                                                                                                            (In thousands)
BALANCE SHEET DATA:
  Total assets................................................................................                $391,339
  Total debt..................................................................................                  70,568
  Total stockholders' equity..................................................................                 271,877


(1) Earnings before interest expense, income taxes, depreciation and amortization and excluding certain extraordinary or nonrecurring events ("EBITDA") is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                HISTORICAL SUMMARY SELECTED FINANCIAL INFORMATION

         The historical summary selected financial information of OCV and the historical summary selected consolidated financial information of SpectraVision have been derived from their respective historical financial statements and should be read in conjunction with such financial statements and notes thereto, included elsewhere in this Information Statement/Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Interim financial information as of and for the six months ended June 30, 1996 and June 30, 1995 reflect, in the opinion of the managements of OCV and SpectraVision, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole.

OCV

                                                                                                      SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                      --------------------------------------------   ------------------
                                                     1995            1994           1993          1996           1995
                                                   --------       --------       --------       --------       --------
                                                                     (Dollars in thousands, except per share data)

INCOME STATEMENT DATA:
  Total net revenues .......................       $102,059       $ 81,609       $ 30,204       $ 62,490       $ 51,331
  Total direct costs of revenues ...........         48,817         47,786         12,912         27,940         27,531
  Total operating expenses .................         45,091         27,976         14,955         30,674         19,524
  Income from operations ...................          8,551          5,847          2,337          3,876          4,276
  Net income ...............................          4,902          3,456          1,358          1,624          2,508
  Net income per common and equivalent share           0.72           0.62           0.35           0.21           0.42
  Shares used in per share calculations ....          6,833          5,571          3,896          7,903          6,015
OTHER DATA:
  EBITDA(1) ................................       $ 37,288       $ 23,381       $ 10,157       $ 25,169       $ 15,772
  Rooms served at end of period ............        361,000        248,000        124,000        419,000        307,000
  Hotels served at end of period ...........          1,221            751            272          1,500            996
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets .............................       $211,005       $138,884       $ 92,363       $232,915           --
  Total debt ...............................         15,942          1,025          1,842         29,270           --
  Redeemable common stock ..................         10,264         10,264         10,264         10,264           --
  Total stockholders' equity ...............        171,224        109,728         67,997        174,957           --

(1) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

SPECTRAVISION

                                                                                                         SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                         JUNE 30,
                                                  ------------------------------------------         -------------------------
                                                     1995            1994             1993             1996             1995
                                                  --------         --------         --------         --------         --------
                                                                              (Dollars in thousands)
STATEMENT OF OPERATIONS DATA:
  Total revenues .........................       $ 123,986        $ 142,384        $ 162,993        $  58,012        $  65,208
  Total direct costs .....................          52,813           58,015           58,834           27,088           25,884
  Write-down of hotel contracts ..........              --          196,256               --               --               --
  Loss before extraordinary items ........         (73,645)        (254,284)         (43,057)         (22,786)         (38,729)
  Extraordinary loss .....................            (915)              --           (2,699)              --             (915)
  Net loss ...............................         (74,560)        (254,284)         (45,756)         (22,786)         (39,644)
Net loss per common and equivalent
  share...................................           (3.11)          (10.60)           (2.52)           (0.95)           (1.65)
Shares used in per share
  calculation.............................          23,974           23,989           18,157           23,985           24,022
OTHER DATA:
  EBITDA(1) ..............................       $     866        $  19,148        $  55,790        $   2,734        $   8,756
  Rooms served at end of period ..........         550,406          635,378          684,399          496,218          608,146
  Hotels served at end of period .........           1,888            2,308            2,442            1,641            2,148
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets ...........................       $ 205,622        $ 242,822        $ 409,478        $ 194,637               --
  Total debt .............................          28,667          510,563          436,557           41,298               --
  Liabilities subject to settlement under
    reorganization .......................         579,587               --               --          576,040               --
  Stockholders' deficit ..................        (447,608)        (373,025)        (118,614)        (472,165)              --


(1) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                                  RISK FACTORS

         OCV stockholders should be aware that the distribution and ownership of OCC Common Stock in exchange for OCV Common Stock involves certain risk factors, including those which could adversely affect the value of their holdings described below and elsewhere in this Information Statement/Prospectus. Because in the Merger the OCV Common Stock will be converted into the right to receive OCC Common Stock and Series A Warrants, OCV stockholders should consider carefully the information set forth under the captions "Description of On Command Corporation Capital Stock" and "Comparison of Stockholder Rights" in addition to the following factors.

CONTROL BY ASCENT

         Following the consummation of the Transactions, Ascent will own approximately 57.2% of the OCC Common Stock, assuming no holder of OCV Common Stock exercises its appraisal rights and before giving effect to any Reserved Stock and the exercise of any Warrants. See "Beneficial Ownership of OCV and OCC Common Stock." Accordingly, Ascent will have the ability to control the management and policies of On Command Corporation and the outcome of matters submitted to the stockholders for approval, including the election of directors. See "The Transactions--The Merger--Interests of Certain Parties in the Merger." In turn, COMSAT owns 80.7% of Ascent outstanding common stock.

RESTRICTIONS ON DEBT FINANCINGS

         Pursuant to an agreement to be entered into between Ascent and On Command Corporation (the "Corporate Agreement"), On Command Corporation will agree not to incur any indebtedness without Ascent's prior consent, other than the indebtedness contemplated by the Acquisition Agreement. See "The Transactions-The Merger--Interests of Certain Persons in the Merger." Restrictions on On Command Corporation's ability to incur additional debt could adversely affect On Command Corporation's plans for growth, its ability to develop new products and technologies and its ability to meet its liquidity needs. See "--Dependence on Additional Capital for Growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, pursuant to a corporate agreement between Ascent and COMSAT (the "COMSAT Agreement"), Ascent has agreed not to incur any indebtedness, other than under Ascent's existing credit facility (and refinancings thereof) and indebtedness incurred in the ordinary course of business which together shall not exceed $175 million in the aggregate, which amount Ascent management believes COMSAT will consent to increase as is reasonably required by Ascent in order to secure adequate financing to consummate the Transactions. A primary purpose of the COMSAT Agreement is to require Ascent to coordinate its capital requirements with COMSAT so that COMSAT can monitor its compliance with the regulations of the Federal Communications Commission (the "FCC") applicable to the capital structure and debt financing activities of COMSAT and its consolidated subsidiaries. COMSAT is required to submit a financial plan to the FCC for review annually. Under existing FCC guidelines, COMSAT is subject to a maximum long-term debt to total capital ratio of 45%, a limit of $200 million in short-term debt and interest coverage ratio of 2.3 to 1. In April 1996, COMSAT submitted its current plan, which seeks a temporary decrease in the interest coverage ratio to a minimum of 1.9 to 1 for the 1996 plan year and an increase in the short-term debt limit to $275 million as long as the financial statements of Ascent are consolidated with those of COMSAT. COMSAT has informed Ascent that COMSAT was in compliance with both the long-term debt to total capital ratio and the short-term debt limit at June 30, 1996 and expects to be in compliance with those guidelines at December 31, 1996 if the short-term limit is modified as requested. If the FCC approves COMSAT's request, COMSAT has further informed Ascent that it expects that the cash flows from operations and COMSAT's consolidated short-term borrowing capacity, including under Ascent's credit facility or a refinancing thereof in connection with the Transactions, will be sufficient to fund COMSAT's aggregate cash requirements for the balance of 1996. However, COMSAT has further informed Ascent that COMSAT expects to seek a further modification of the interest coverage ratio in order to satisfy that guideline at the annual December 31, 1996 measurement date, primarily due to Ascent's operations. Accordingly, COMSAT has advised Ascent that COMSAT will need to apply for a further modification of the interest coverage ratio and, in order to meet its funding requirements beyond 1996, may seek a further modification of the short-term debt limit. Finally, COMSAT has informed Ascent that if COMSAT were to fail to satisfy one or more of the FCC guidelines as of an applicable measurement date, COMSAT and its consolidated subsidiaries, including Ascent, would be required to seek advance FCC approval of future financing activities on a case by case basis. If such approval were not granted for any financing activities sought by On Command Corporation, it could be required to reduce or reschedule planned capital investments, reduce cash outlays, reduce debt or sell assets.

DEPENDENCE ON ADDITIONAL CAPITAL FOR GROWTH

         The growth of On Command Corporation's business requires substantial investment on a continuing basis to finance capital expenditures and related expenses. Historically, OCV has relied on capital provided by Ascent to finance its growth. However, Ascent is not obligated to provide any additional capital to OCV or On Command Corporation. On Command Corporation intends to use cash flow from operations and additional borrowings (subject to the limitations discussed under "--Restrictions on Debt Financings") to support its growth. Whether or when On Command Corporation can achieve cash flow levels sufficient to support its anticipated growth cannot be accurately predicted. Unless such cash flow levels are achieved, On Command Corporation may require additional borrowings or the sale of debt or equity securities (subject to the limitations described under "--Restrictions on Debt Financings"), or some combination thereof, to provide funding for growth or, alternatively, may have to reduce growth to a level that can be supported by internally generated cash flow. On Command Corporation can give no assurances with respect to the impact on the results of operations and financial condition if On Command Corporation is required to reduce growth to a level that can be supported by internally generated cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

INTEGRATION OF OCV AND SPECTRADYNE BUSINESSES

         Although OCV and Spectradyne will remain distinct entities, the full benefits of On Command Corporation serving as a holding company for each of OCV and Spectradyne will require the coordination of operating systems, financial reporting, sales, marketing and management. This will require substantial attention from the management of On Command Corporation. In addition, successfully integrating the businesses of OCV and Spectradyne may require additional capital. See "--Dependence on Additional Capital for Growth." There can be no assurance that the businesses of OCV and Spectradyne can be successfully integrated. The inability to successfully integrate the businesses of OCV and Spectradyne could have a material adverse effect on the financial condition or results of operations of On Command Corporation.

NO PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

         Prior to the Closing Date, there has been no public market for OCC Common Stock or the Warrants. Although application will be made to list the OCC Common Stock and Warrants on the Nasdaq National Market, there can be no assurance that an active public market will develop or be sustained or as to the prices at which the OCC Common Stock and Warrants will trade following the Closing Date. Further, the stock markets may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies. These market fluctuations may adversely affect the market price of the OCC Common Stock or Warrants.

HIGHLY COMPETITIVE IN-ROOM ENTERTAINMENT INDUSTRY

         The hotel in-room entertainment industry is highly competitive. Due to the high level of penetration in the United States lodging industry already achieved by participants in the in-room entertainment industry and the low rate of construction and expansion of hotel properties in the United States, most of the growth opportunities in the in-room entertainment industry currently involve securing contracts to serve hotels that are already being served by a competing vendor, expanding internationally and broadening the range of services provided. These circumstances have led to increasing competition for contract renewals, particularly at hotels operated by major hotel chains. There can be no assurance that On Command Corporation will obtain new contracts with hotels currently served by other vendors or that On Command Corporation will be able to retain contracts with the hotels served by OCV and Spectradyne when those contracts expire. The loss by On Command Corporation of one or more of the major hotel chain customers, such as Marriott, Hyatt or Hilton, could have a material adverse impact on On Command Corporation's results of operations. See "--Dependence on Significant Customers." In addition, there are a number of potential competitors that could utilize their existing infrastructure to provide in-room entertainment to the lodging industry, including cable companies (including wireless cable), telecommunications companies and direct-to-home and direct broadcast satellite companies. Some of these potential competitors already are providing free-to-guest services to hotels and testing video-on-demand. Some of these potential competitors have substantially greater resources than On Command Corporation will have after consummation of the Transactions. See "Business--On Command Video Corporation."

DEPENDENCE ON SIGNIFICANT CUSTOMERS

         Marriott, Hilton and Hyatt accounted for approximately 16.0%, 6.7% and 5.4%, respectively, of On Command Corporation's pro forma revenues for the year ended December 31, 1995. The loss of any of these customers, or the loss of a significant number of other hotel chain customers, could have a material adverse effect on On Command Corporation's results of operations or financial condition. See "Business--OCV" and "--Spectradyne."

DEPENDENCE ON PERFORMANCE OF LODGING INDUSTRY

         The business of each of OCV and Spectradyne is, and the business of On Command Corporation will be, closely linked to the performance of the hotel industry. Declines in hotel occupancy as a result of general business, economic, seasonal and other factors can have a significant adverse impact on On Command Corporation's results of operations. See "Business--On Command Video Corporation" and "--Spectradyne, Inc."

RISK OF TECHNOLOGICAL OBSOLESCENCE

         Technology in the entertainment and communications industry is continuously changing as new technologies and developments continue to be introduced. There can be no assurance that future technological advances will not result in improved equipment or software systems that could adversely affect On Command Corporation's competitive position. In order to remain competitive, On Command Corporation must maintain the programming enhancements, engineering and technical capability and flexibility to respond to customer demands for new or improved versions of its systems and new technological developments, and there can be no assurance that On Command Corporation will have the financial or technological resources to be successful in doing so.

DEPENDENCE ON KEY PERSONNEL

         On Command Corporation's success will be dependent upon the contributions of its executive officers, who initially will be selected by Ascent and OCV. The loss of the services of such executive officers could have a material adverse effect on On Command Corporation. On Command Corporation's success also depends on its continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that On Command Corporation or its subsidiaries will be successful in attracting and retaining such personnel. See "Management."

SEASONALITY

         The business of each of OCV and Spectradyne is, and the business of On Command Corporation will be, seasonal, with higher revenues realized during the summer months and lower revenues realized during the winter months due to business and vacation travel patterns. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Seasonality."

ANTI-TAKEOVER PROTECTIONS

         Following the consummation of the Transactions, Ascent will own approximately 57.2% of the OCC Common Stock, assuming no holder of OCV Common Stock exercises its appraisal rights and before giving effect to any Reserved Stock and the exercise of any Warrants. See "Beneficial Ownership of OCV and OCC Common Stock." Accordingly, On Command Corporation will not be able to engage in any strategic transactions without the approval of Ascent. Even if Ascent's interest in On Command Corporation were reduced below such level, On Command Corporation's Certificate of Incorporation contains certain provisions that could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of On Command Corporation. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of OCC Common Stock. Certain of such provisions allow On Command Corporation to issue preferred stock with rights senior to those of the OCC Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. See "Description of On Command Corporation Capital Stock" and "Comparison of Stockholder Rights."

                              STOCKHOLDERS' CONSENT

         Pursuant to the Certificate of Incorporation of OCV, the approval and adoption of the Merger Agreement requires the affirmative vote of the holders of record of two-thirds of the shares of OCV Common Stock. Section 228 of the DGCL provides that any action which may be taken at any annual or special meeting of stockholders of a Delaware corporation may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action to be taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action. Effective as of September 11, 1996, subject to confirmation of the Plan by the Bankruptcy Court, stockholders of OCV who own, in the aggregate, approximately 78.9% of the outstanding shares of OCV Common Stock, acting pursuant to Section 228 of the DGCL, have consented in writing to the adoption of the Merger Agreement and to the consummation of the Merger. As a result, pursuant to Section 228 of the DGCL, no special meeting of the stockholders of OCV is required to approve the Merger Agreement.

         Holders of OCV Common Stock who have not consented to the adoption of the Merger Agreement and who (a) deliver to OCV a written demand for appraisal of their shares of OCV Common Stock and (b) meet certain other statutory requirements, will be entitled to have the value of their shares appraised in accordance with Section 262 of the DGCL, a copy of which is included as Annex V to this Information Statement/Prospectus. See "The Transactions--The Merger--Appraisal Rights."

                                THE TRANSACTIONS

GENERAL

         This section of the Information Statement/Prospectus describes certain aspects of the proposed Transactions, including the principal terms of the Merger Agreement, the Acquisition Agreement, the Warrant Agreement and the Registration Rights Agreement. A copy of the Merger Agreement is attached to this Information Statement/Prospectus as Annex I and is incorporated herein by reference; a copy of the Acquisition Agreement is attached to this Information Statement/Prospectus as Annex II and is incorporated herein by reference; a copy of the Warrant Agreement is attached to this Information Statement/Prospectus as Annex III and is incorporated herein by reference; and a copy of the Registration Rights Agreement is attached to this Information Statement/Prospectus as Annex IV and is incorporated herein by reference. The descriptions set forth below of the terms of the Merger Agreement, the Acquisition Agreement, the Warrant Agreement and the Registration Rights Agreement are qualified in their entirety by reference to such Annexes. All stockholders of OCV are urged to read each of the Merger Agreement, the Acquisition Agreement, the Warrant Agreement and the Registration Rights Agreement in its entirety.

BACKGROUND OF THE TRANSACTIONS

         In June 1993, SpectraVision entered into a ten-year exclusive contract with EDS to install and maintain a digital satellite delivered hotel PPV system. By late 1994, the costs associated with the EDS contract combined with SpectraVision's high debt levels created financial difficulties for SpectraVision. In early 1995, SpectraVision determined that a financial restructuring would be required to ensure SpectraVision's long-term survival. SpectraVision conducted restructuring negotiations with representatives of its secured and unsecured creditors during April and May 1995, working toward the development of an overall restructuring plan. In June 1995, SpectraVision concluded that a filing for reorganization under Chapter 11 of the Bankruptcy Code should be made in order to preserve the value of its assets and to ensure that the business had sufficient cash resources to continue operations while it completed the financial restructuring process. On June 8, 1995, the Debtors filed the Bankruptcy Case in the Bankruptcy Court.

         In April 1995, Gary Wilson Partners approached Ascent to discuss methods for Ascent to capitalize on SpectraVision's financial difficulties. Ascent retained Gary Wilson Partners to assist and advise Ascent and OCV as to a potential transaction involving SpectraVision.

         On June 23, 1995, the Creditors' Committee was appointed by the United States Trustee for the District of Delaware pursuant to Section 1102 of the Bankruptcy Code. The Creditors' Committee has the right to review and object to certain business transactions and to participate in the negotiation of SpectraVision's plan of reorganization. In November 1995, the Bankruptcy Court authorized SpectraVision to retain Salomon Brothers Inc to assist SpectraVision in maximizing the value of the SpectraVision estate by conducting a bidding process. The objective of the bidding process was to select a plan sponsor to reorganize SpectraVision. The plan sponsor's incentives were: (i) to include protection for the plan sponsor by requiring any new bid to be at least $4.0 million higher than the plan sponsor's bid; (ii) a breakup fee of $2.0 million; and (iii) expense reimbursement of up to $400,000. The proposed schedule for the bidding process was for bids to be submitted by January 5, 1996. Based on earlier communications with SpectraVision and the apparent inability of SpectraVision to obtain a settlement with EDS, in November 1995 Ascent determined that it would not participate in the bidding process.


         On December 20, 1995, the Bankruptcy Court approved the proposed bidding process (the "Procedures Order"), but moved the date for submitting bids to January 29, 1996. In January 1996, pursuant to the Procedures Order, the Debtors solicited bids from third parties for financial restructuring proposals that would allow the Debtors to emerge from bankruptcy pursuant to a business combination with a third party.

         During December 1995 and January 1996, SpectraVision and EDS filed motions in Bankruptcy Court relating to whether the EDS contract would be accepted or rejected on an ongoing basis.

         On January 18, 1996, SpectraVision and EDS entered into an interim agreement that was filed with the Bankruptcy Court for approval. The agreement resolved certain issues regarding field service amounts owed to EDS in a way that Ascent management believed signalled EDS's willingness to accept a plan of reorganization that may drastically reduce SpectraVision's obligations to EDS. In subsequent conversations with EDS personnel, Ascent management determined that EDS would be open to negotiating an agreement with Ascent and OCV for the provision of service to On Command Corporation on an interim basis, on terms that could make the transaction attractive. In consideration of the EDS position, on January 29, 1996, representatives of Ascent submitted a proposal to acquire substantially all of SpectraVision's assets. On February 1, 1996, the Bankruptcy Court approved the interim agreement between SpectraVision and EDS.

         On April 19, 1996, SpectraVision, Ascent, OCV and the Creditors' Committee entered into the Plan Sponsor Agreement pursuant to which it was agreed that Ascent would be plan sponsor for the SpectraVision plan of reorganization and that On Command Corporation, directly or indirectly, would acquire the assets or the capital stock and certain liabilities of OCV and Spectradyne, subject to the terms and conditions of the Plan Sponsor Agreement. The Merger Agreement, the Acquisition Agreement, the Warrant Agreement and the Registration Rights Agreement were or will be entered into to implement the Plan Sponsor Agreement.

THE MERGER

         Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into OCV. OCV will be the Surviving Corporation in the Merger, and will continue its corporate existence under Delaware law under the name On Command Video Corporation. At the Effective Time, the separate corporate existence of Merger Sub will cease. The Certificate of Incorporation and Bylaws of OCV, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended or repealed in accordance with their terms and as provided by law.

         Merger Consideration

         Upon consummation of the Merger, each share of OCV Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of OCV Common Stock held by OCV or by its direct or indirect subsidiaries and Dissenting Shares), will be converted into the right to receive the Merger Consideration, which shall include the following: (i) approximately 2.84 shares of OCC Common Stock, (ii) such additional number of shares of Reserved Stock, if any, to which holders of OCV Common Stock may be entitled as described below under "--The Acquisition," and (iii) Series A Warrants to purchase, on a cashless basis, 18.61% of a share of OCC Common Stock. The Initial Shares to be issued to holders of OCV Common Stock will represent, in the aggregate, 72.5% of the total number of shares of OCC Common Stock to be issued pursuant to the Merger Agreement and the Acquisition Agreement, assuming no holder of OCV Common Stock exercises its appraisal rights and before giving effect to any Reserved Stock and the exercise of any Warrants. Cash will be paid in lieu of the issuance of fractional OCC Common Stock as described below under "--Conversion of OCV Common Stock; Procedures for Exchange of OCV Stock Certificates; Fractional Shares."

         Holders of OCV Common Stock who (i) have not consented to the adoption of the Merger Agreement, (ii) have demanded appraisal rights with respect to their OCV Common Stock in accordance with Section 262 of the DGCL and (iii) have perfected (or who have not effectively withdrawn or lost) their rights to appraisal and payment under Section 262 of the DGCL, will be required to exchange their shares of OCV Common Stock (the "Dissenting Shares") for a cash payment in the amount of the appraised value of such shares. Such holders will not be entitled to receive any of the Merger Consideration. See "--Appraisal Rights." All holders of OCV Common Stock who do not satisfy all of the requirements to perfect appraisal rights described in this paragraph will be required to exchange their shares of OCV Common Stock for the Merger Consideration.

         None of the shares of OCC Common Stock or Series A Warrants that would have been issued pursuant to the Merger Agreement in exchange for Dissenting Shares if such Dissenting Shares had been converted into the Merger Consideration will be issued to any holder of OCV Common Stock or any other person or entity in connection with the Transactions.

         The Merger Consideration (other than the Series C Warrant) was determined through arms'-length negotiations between Ascent and OCV on the one hand and the Debtors and the Creditor's Committee on the other hand.

         In consideration for certain investment banking and advisory services provided to Ascent and OCV in connection with the Transactions and for future advisory and other services to be rendered to On Command Corporation, Ascent agreed with Gary Wilson Partners to direct On Command Corporation to issue the Series C Warrant, which represents the ability to purchase approximately 9.2% of the OCC Common Stock that would be issued and outstanding (after exercise of all of the Warrants) at the Warrant Exercise Price (as defined below) to Gary Wilson Partners. As described further below, Ascent and Gary Wilson Partners have agreed to certain limitations and rights related to the Series C Warrant.

         Effective Time

         The effective time of the Merger (the "Effective Time") will be the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such later time as is specified in such Certificate of Merger. The Closing of the Merger (the "Closing") will take place as promptly as practicable following satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions which, by their terms, are to be satisfied at the Closing) unless another date is agreed to in writing by On Command Corporation, Merger Sub and OCV. Subject to certain limitations, the Merger Agreement may be terminated by either On Command Corporation or OCV if, among other reasons, the Transactions have not been consummated on or prior to October 30, 1996. See "--Conditions to the Consummation of the Merger" and "--Termination."

         Directors and Officers of the Surviving Corporation

         Following the Merger, Messrs. James A. Cronin, III, Robert M. Kavner and Charles Lyons will be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, and the officers of OCV immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

         Conversion of OCV Common Stock; Procedures for Exchange of OCV Stock Certificates; Fractional Shares

         The conversion of shares of OCV Common Stock (other than shares of OCV Common Stock held by OCV or by any direct or indirect subsidiary of OCV, which shares of OCV Common Stock will be cancelled in the Merger, and other than Dissenting Shares) into the right to receive the Merger Consideration will occur at the Effective Time.

         As soon as practicable after the Effective Time, OCV will send a letter of transmittal form to each holder of OCV Common Stock. The letter of transmittal form will contain instructions with respect to the surrender of certificates representing shares of OCV Common Stock in exchange for certificates representing shares of OCC Common Stock and certificates representing the Series A Warrants for which the shares represented by the certificates so surrendered are exchangeable pursuant to the Merger Agreement.

         OCV STOCKHOLDERS SHOULD NOT FORWARD OCV STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS INSTRUCTING THEM WHERE TO SEND SUCH CERTIFICATES.

         As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates that prior thereto represented shares of OCV Common Stock shall, upon surrender to OCV of such certificate or certificates and acceptance thereof by OCV, be entitled to a certificate or certificates representing the whole number of shares of OCC Common Stock and the number of Series A Warrants into which the aggregate number of shares of OCV Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Merger Agreement, plus any cash payable in lieu of any fractional share of OCC Common Stock. OCV shall accept such certificates upon compliance with such reasonable terms and conditions as it may impose in order to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of OCV of certificates representing shares of OCV Common Stock, and if such certificates are presented to OCV for transfer, they shall be cancelled against delivery of certificates for shares of OCC Common Stock and certificates for Series A Warrants pursuant to the Merger Agreement. Until surrendered in accordance with the Merger Agreement, each certificate for shares of OCV Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by the Merger Agreement. No interest will be paid or will accrue on any cash payable in lieu of any fractional share of OCC Common Stock.

         On the Final Distribution Date (as defined below), each holder of an outstanding certificate representing OCV Common Stock that has been surrendered to, and accepted by, On Command Corporation shall be entitled to receive one or more certificates representing the whole number of shares of Reserved Stock, if any, into which such certificate representing OCV Common Stock has been converted pursuant to the Merger Agreement, plus any cash payable in lieu of any fractional share of Reserved Stock.

         No certificates representing fractional shares of OCC Common Stock shall be issued upon the surrender of certificates representing OCV Common Stock. With respect to each holder of OCV Common Stock that would have been entitled to receive a fractional share of OCC Common Stock, such holder shall be entitled to receive in lieu of such fractional share an amount of cash equal to the product of the average of the high and low trading price for the OCC Common Stock for the five trading days immediately following the Effective Time and the fractional share of OCC Common Stock that such holder would have been entitled to receive.

         No dividends or other distributions with respect to OCC Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for shares of OCV Common Stock with respect to the OCC Common Stock issuable in respect thereof, and no cash payment in lieu of fractional shares will be paid to any such holder, until the surrender of such certificate in accordance with the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such certificate, On Command Corporation will pay to the holder of the certificate representing whole shares of OCC Common Stock issued in exchange therefor, without interest, to the holder of such certificate all of the dividends and distributions that would have been paid to such holder if its certificate representing OCV Common Stock had been exchanged for OCC Common Stock immediately after the Effective Time.

         No Warrant shall provide any holder with the right to purchase a fractional share of OCC Common Stock. In the event that any holder of OCV Common Stock would be entitled to receive a Warrant to purchase a fractional share of OCC Common Stock, the number of shares of OCC Common Stock that such holder will have the right to purchase pursuant to such Warrant shall be rounded to the nearest whole number.

         Treatment of OCV Employee Stock Options

         The Merger Agreement provides that, prior to the Effective Time, the Board of Directors of OCV will adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, as of the Effective Time, of all the outstanding stock options (the "Employee Stock Options") previously granted under the On Command Video Corporation 1987 Stock Option Plan (the "OCV Stock Option Plan"), whether or not then vested or exercisable. As of the Effective Time, or as soon as practicable thereafter, there will be substituted for each outstanding Employee Stock Option an equivalent option (each, a "New Employee Stock Option") to purchase shares of OCC Common Stock pursuant to the On Command Corporation Stock Option Plan. The number of shares of OCC Common Stock that a holder of any New Employee Stock Option will be entitled to purchase, the price at which shares of OCC Common Stock will be purchasable upon the exercise of any New Employee Stock Option, and the dates on which any New Employee Stock Option will vest and become exercisable will be determined by On Command Corporation's Board of Directors based upon the conversion ratio for OCV Common Stock. As of the Effective Time, (i) the On Command Corporation Stock Option Plan will become effective, and (ii) the OCV Stock Option Plan will terminate and OCV will ensure that following the Effective Time, subject to receipt of New Employee Stock Options, no holder of an Employee Stock Option or any participant in the OCV Stock Option Plan will have any right thereunder to acquire capital stock of OCV or the Surviving Corporation. See "Management--Stock Incentive Plans."

         Representations and Warranties

         The Merger Agreement contains representations and warranties of OCV that the financial statements of OCV that were supplied to the Debtors and the Creditors' Committee present fairly in accordance with GAAP (except as otherwise set forth in the notes thereto) the financial condition and results of operations at and for the period reported on therein; that there has been no material adverse change in such financial condition or results of operations of OCV prior to the Effective Time, and that no grounds exist that would allow any of OCV's five largest (by number of rooms served by OCV) hotel customers, or any of OCV's major studio suppliers or free-to-guest programming suppliers, to terminate their existing service contracts with OCV.

         Pre- and Post-Closing Obligations

         In the Merger Agreement, OCV, On Command Corporation and Merger Sub agree that (i) prior to the Closing Date OCV shall operate its business in the ordinary course as conducted on April 19, 1996 and will use its best efforts to maintain favorable relationships with its major hotel customers; (ii) except as otherwise provided for in the Merger Agreement, OCV shall not incur any indebtedness other than OCV Debt (as defined below) prior to the Effective Time;
(iii) if the Debtors desire to lease OCV equipment pursuant to one or more equipment leases and (a) such equipment is compatible with the Debtors' existing technology or OCV provides support services to the Debtors on terms similar to those it previously provided to COMSAT Video Enterprises, Inc. and (b) installation of such equipment will not breach any of the Debtors' contracts with the hotels it serves, then OCV shall have the right but not the obligation to lease such OCV equipment to the Debtors pursuant to one or more equipment leases; (iv) none of OCV, On Command Corporation and Merger Sub shall enter into any agreement that would adversely affect (a) its ability to perform its obligations under the Merger Agreement or (b) the rights of any other person or entity under the Merger Agreement, the Acquisition Agreement or the Procedures Order (as defined below); (v) On Command Corporation and OCV shall (a) cause any necessary filings with any governmental agency to be made expeditiously and (b) use their reasonable best efforts to obtain any necessary government or third-party approvals (including, without limitation, any filings or registrations with the Commission or state securities regulatory authorities);
(vi) OCV shall use its reasonable best efforts to estimate the aggregate amount of OCV Debt that will be outstanding as of the Effective Time, which amount shall be used to calculate the Warrant Exercise Price; (vii) promptly after the date of the Merger Agreement, (a) On Command Corporation and OCV shall prepare and file with the Commission this Information Statement/Prospectus and On Command Corporation shall prepare and file with the Commission a Registration Statement on Form S-4, in which this Information Statement/Prospectus will be included as a prospectus, (b) each of On Command Corporation and OCV shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as soon as practicable after such filing and
(c) OCV will use its reasonable best efforts to cause this Information Statement/Prospectus to be mailed to OCV's stockholders as soon as practicable after the Registration Statement has been declared effective under the Securities Act; (viii) On Command Corporation shall use its reasonable best efforts to cause the OCC Common Stock and Warrants to be issued to the holders of OCV Common Stock and the Creditors pursuant to the Merger Agreement and the Acquisition Agreement to be approved for listing on a securities exchange, subject to official notice of issuance, prior to the Closing Date, or at On Command Corporation's election, to be listed on the Nasdaq National Market; and
(ix) OCV shall cooperate with On Command Corporation in connection with On Command Corporation obtaining the financing required to pay up to $40,000,000 of the DIP Loan (as defined below).

         The parties to the Merger Agreement further agree that after the Closing, OCV and On Command Corporation shall take such additional actions, and execute and deliver such additional documents and instruments, as may be reasonably necessary or appropriate to effect the transactions contemplated by, and to carry out the intent of, the Merger Agreement.

         The Merger Agreement also provides that, prior to the Effective Time, Ascent and its affiliates may enter into agreements with On Command Corporation with respect to the provision of management services, matters of corporate governance, technology licensing, tax sharing and other operating matters, subject to the approval of On Command Corporation's Board of Directors and on terms at least as favorable as may be available to On Command Corporation in comparable third-party transactions. See "--Interests of Certain Persons in the Merger."

         Conditions to the Consummation of the Merger

         The obligation of OCV to consummate the Merger is subject to the satisfaction of each of the following conditions: (a) all consents and approvals required to consummate the Merger shall have been obtained; (b) as of the Closing Date, no court has entered an order that enjoins, restrains or prohibits the consummation of the Merger; (c) a registration statement covering both the OCC Common Stock and the Series A Warrants to be issued to OCV's stockholders as part of the Merger Consideration pursuant to the Merger Agreement shall have been filed with, and declared effective by (and no stop order or other action has been taken, and no proceeding has been commenced, to enjoin distribution of such shares) the Commission, and such OCC Common Stock and Series A Warrants shall have been qualified under all applicable state securities laws; and (d) prior to or contemporaneously with the consummation of the Merger, On Command Corporation (or, at the election of On Command Corporation, a wholly owned subsidiary of On Command Corporation) shall have acquired all of the capital stock of Spectradyne pursuant to and in accordance with the terms of the Acquisition Agreement.

         Termination of the Merger Agreement

         The Merger Agreement may be terminated by OCV prior to the Effective Time upon the occurrence of either of the following events (each, a "Termination Event"): (i) On Command Corporation has not acquired all of the capital stock of Spectradyne on or before October 30, 1996 or (ii) the Acquisition Agreement has been terminated for any reason. OCV may elect to exercise its right to terminate the Merger Agreement by sending a written notice (a "Termination Notice") to the other parties in the manner provided in the Merger Agreement. In the event of the termination of the Merger Agreement, the Merger Agreement will become void and there will be no liability on the part of any party thereto to any other party thereto.

         Bankruptcy Court Approval

         The consummation of the Acquisition is conditioned upon, and the Merger Agreement is accordingly also conditioned upon (unless such condition is waived in writing by On Command Corporation), among other things, the issuance of an order by the Bankruptcy Court that confirms the Plan and as to which (i) both
(a) the time to seek reconsideration, rehearing, or new trial by the rendering court (a "Post-Trial Motion"), and (b) the time (including time resulting from a timely filed motion under Rule 8002(c) under the Federal Rules of Bankruptcy Procedure) to appeal or to seek a petition for review or certiorari (hereinafter, an "Appellate Court Review"), has expired (without regard to whether time to seek relief of a judgment under Rule 60(b) of the Federal Rules of Civil Procedure or Rule 9024 of the Federal Rules of Bankruptcy Procedure has expired); and (ii) either (a) no Post-Trial Motion or request for Appellate Court Review is pending, or (b) a Post-Trial Motion or a request for Appellate Court Review is pending but the subject order of judgment has not been stayed, amended, modified or reversed by a court of competent jurisdiction or, if stayed, such stay has been vacated or is no longer in effect. Without limiting the foregoing, the pendency of, or request for, a Post-Trial Motion or an Appellate Court Review will not prevent an order from becoming final and being implemented, absent the entry of a stay by a court of competent jurisdiction and the continuation thereof.

         The waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 with respect to the Acquisition has expired.

         Fees and Expenses

         Except as described below, each party to the Merger Agreement shall bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby, regardless of whether the transactions contemplated by the Merger Agreement and the Acquisition Agreement are consummated.

         The costs of registering the OCC Common Stock and the Series A Warrants and the costs of preparing and filing the Form S-4 Registration Statement containing this Information Statement/Prospectus will be paid by On Command Corporation. In the event that any OCC Common Stock and/or Warrants being issued to the Creditors are required to be registered under the Securities Act, all of the fees and expenses incurred in connection with such registration shall be paid by On Command Corporation.

         Amendment and Waiver

         The Merger Agreement may be altered or amended only by an instrument in writing by all the parties thereto. Except as otherwise contemplated by the Merger Agreement, neither On Command Corporation nor OCV may assign its rights or delegate its obligations under the Merger Agreement without the prior written consent of the other. The representations and warranties of OCV in the Merger Agreement shall expire on the Closing Date and neither OCV nor On Command Corporation shall have any liability after the Closing Date for any breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; provided, however, that notwithstanding anything to the contrary in the Merger Agreement, following consummation of the Merger, the respective obligations of On Command Corporation and OCV (i) relating to the payment of the Merger Consideration and (ii) to take such additional actions, and execute and deliver such additional documents and instruments, as may be reasonably necessary or appropriate to effect the transactions contemplated by, and to carry out the intent of, the Merger Agreement, shall, in each case, survive the consummation of the Merger.

         Interests of Certain Persons in the Merger

         Certain stockholders, members of the Board of Directors and management of OCV may be deemed to have certain interests in the Merger, in addition to their interests generally as stockholders of OCV. All of such additional interests are described below, to the extent material, and except as described below such persons have, to the best knowledge of On Command Corporation and OCV, no material interests in the Merger apart from those of stockholders generally. The OCV Board of Directors was aware of these interests of its directors and officers and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         As of August 1, 1996, Ascent beneficially owned and was entitled to vote 6,038,650 shares of OCV Common Stock, representing approximately 78.9% of the shares of OCV Common Stock outstanding as of August 1, 1996 (after giving effect to the exercise by Hilton of its option to purchase OCV Common Stock). See "Beneficial Ownership of OCV and OCC Common Stock." Upon consummation of the Transactions, Ascent will beneficially own at least 17,154,572 shares of OCC Common Stock, or 57.2% of the total number of shares of OCC Common Stock (assuming no holder of OCV Common Stock exercises its appraisal rights and before giving effect to any Reserved Stock and the exercise of any warrants), and will be able, among other things, to approve any corporate action requiring majority stockholder approval, including the election of directors, amendments to On Command Corporation's Certificate of Incorporation and Bylaws and any other matter submitted to a vote of On Command Corporation stockholders, without the consent of the other stockholders of On Command Corporation. In addition, through its control of the Board of Directors of On Command Corporation, Ascent will be able to influence certain decisions, including decisions with respect to On Command Corporation's dividend policy, On Command Corporation's access to capital (including the decision to incur additional indebtedness or issue additional shares of OCC Common Stock), mergers or other business combinations involving On Command Corporation, the acquisition or disposition of assets by On Command Corporation and any change in control of On Command Corporation.

         On Command Corporation and Ascent will enter into a management services agreement (the "Services Agreement") pursuant to which Ascent will provide certain strategic planning, administrative, financial, legal and other services to On Command Corporation. Pursuant to the Services Agreement, On Command Corporation will pay to Ascent (i) an annual fee of $1.2 million and (ii) certain of Ascent's actual out-of-pocket expenses in connection with the Services Agreement (not including overhead and the cost of its personnel). Further, On Command Corporation will indemnify Ascent from (i) all damages from Ascent's performance of services under the Services Agreement unless such damages are caused by willful breach by Ascent or willful misconduct or gross negligence by Ascent's employees and (ii) On Command Corporation's failure to fulfill its obligations under the Services Agreement. Ascent will indemnify On Command Corporation from damages arising from willful breach by Ascent or gross negligence or willful misconduct by Ascent's employees in the performance of the Services Agreement. The initial term of the Services Agreement will expire December 31, 1997, subject to renewal by On Command Corporation for one additional one-year term.

         On Command Corporation and Ascent will also enter into the Corporate Agreement that will govern certain other relationships and arrangements between On Command Corporation and Ascent. Pursuant to the Corporate Agreement, for so long as Ascent owns at least 50% of the outstanding OCC Common Stock, the board of directors will consist of at least a majority of members designated by Ascent and two independent directs who are neither employees nor directors of Ascent nor employees of On Command Corporation. In addition, for so long as Ascent owns at least 50% of the outstanding OCC Common Stock, On Command Corporation will agree not to incur any indebtedness, other than that existing at the Effective Time (and refinancings thereof) and indebtedness incurred in the ordinary course of business, which together shall not exceed an amount to be agreed upon prior to the Merger, or issue any equity securities or any securities convertible into equity securities without Ascent's prior consent. On Command Corporation will agree in the Corporate Agreement, for so long as Ascent owns at least 50% of the outstanding OCC Common Stock, to utilize reasonable cash management procedures and to use its reasonable best efforts to minimize On Command Corporation's excess cash holdings.

         Certain members of the Board of Directors and management of OCV may be deemed to have certain interests in the Merger in addition to their interests generally as OCV stockholders. In particular, Messrs. Cronin, Kavner and Lyons, each a director of OCV, will become directors of On Command Corporation upon completion of the Merger. Messrs. Cronin, Kavner and Lyons, however, will not be receiving any special compensation in connection with their services as directors of On Command Corporation and will receive only such compensation as is provided by On Command Corporation to its other directors.

         Resale of OCC Common Stock and Warrants

         The shares of OCC Common Stock and Series A Warrants issued to OCV stockholders as Merger Consideration pursuant to the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares or Warrants issued to any OCV stockholder who may be deemed to be an "affiliate" of On Command Corporation or OCV for purposes of Rule 145 under the Securities Act. It is expected that each such affiliate will enter into an agreement with On Command Corporation providing that such affiliate will not transfer any OCC Common Stock received in the Merger except in compliance with the Securities Act. This Information Statement/Prospectus does not cover resales of OCC Common Stock received by any person who may be deemed to be such an affiliate of On Command Corporation or OCV. The shares of OCC Common Stock issuable upon exercise of the Series A Warrants will be exempt from registration requirements pursuant to Section 3(a)(9) of the Securities Act.

         The shares of OCC Common Stock and Series B Warrants issued as consideration pursuant to the Acquisition Agreement are expected to qualify for an exemption from the registration requirements of the Securities Act and the Exchange Act pursuant to Section 1145 of the Bankruptcy Code and, therefore, will not be subject to any restrictions on transfer arising under the Securities Act.

         Appraisal Rights

         Holders of OCV Common Stock are entitled to appraisal rights under
Section 262 of the DGCL, the text of which is attached as Annex V hereto. The description of appraisal rights contained in this Information
Statement/Prospectus is qualified in its entirety by reference to Section 262 of the DGCL.

          If the Merger is completed, holders of OCV Common Stock who did not consent to the Merger and who have fully complied with the provisions of Section 262 of the DGCL may have the right to require OCV to pay them the appraised value of their OCV Common Stock in cash. Shares of OCV Common Stock that are outstanding immediately prior to the Effective Time and that are held by OCV stockholders who (a) have not consented to the Merger, (b) have delivered to OCV a written demand for appraisal of such OCV Common Stock prior to __________, 1996 (20 days from the date of notice hereunder) in the manner provided in
Section 262 of the DGCL and (c) have held continuously such OCV Common Stock from the date of the written demand for appraisal through the Effective Time ("Dissenting Shares"), shall not be converted into or represent the right to receive the Merger Consideration, but instead the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. If, however, any holder of Dissenting Shares (i) subsequently delivers a written withdrawal of such holder's demand for appraisal of such Dissenting Shares within 60 days after the Effective Time (or thereafter with the written approval of OCV), (ii) any holder fails to perfect such holder's entitlement to appraisal rights as provided in such
Section 262, or (iii) if neither any holder of Dissenting Shares nor OCV has filed a petition with the Delaware Court of Chancery demanding a determination of the value of all Dissenting Shares within 120 days after the Effective Time, such holder or holders shall forfeit the right to appraisal of such Dissenting Shares and such Dissenting Shares may thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, the Merger Consideration.

         FAILURE TO TAKE ANY NECESSARY STEPS WILL RESULT IN A TERMINATION OR WAIVER OF THE RIGHTS OF THE HOLDER UNDER SECTION 262 OF THE DGCL. A PERSON HAVING A BENEFICIAL INTEREST IN OCV COMMON STOCK THAT IS HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A TRUSTEE OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE REQUIREMENTS OF SECTION 262 IN A TIMELY MANNER IF SUCH PERSON ELECTS TO DEMAND APPRAISAL OF SUCH SHARES.

         Any holder of record of OCV Common Stock electing to demand the appraisal of such shares of OCV Common Stock under Section 262 of the DGCL must
(a) deliver to OCV, prior to __________, 1996 (20 days from the date of notice hereunder), a written demand for appraisal of such shares and (b) not consent to the adoption of the Merger Agreement. Failure to consent to the Merger Agreement does not constitute such a demand. A holder of record of OCV Common Stock electing to take such action must do so by a separate written demand that reasonably informs OCV of such holder's identity and of such holder's intention thereby to demand the appraisal of such holder's shares of OCV Common Stock.

         Only the holder of record of OCV Common Stock is entitled to assert appraisal rights for the OCV Common Stock registered in that holder's name. The demand should be executed by or for the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificates. If the OCV Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the OCV Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner or owners. A record holder, such as a broker, who holds OCV Common Stock as nominee for the beneficial owners may exercise the holder's right of appraisal with respect to the OCV Common Stock held for all or less than all of such beneficial owners. In such case, the written demand should set forth the number of shares of OCV Common Stock covered by the written demand. Where no number of shares of OCV Common Stock is expressly mentioned, the demand will be presumed to cover all shares of OCV Common Stock standing in the name of the record owner.

         Within 120 days after the Effective Time, OCV or any holder of OCV Common Stock who has satisfied the foregoing conditions and is otherwise entitled to appraisal rights under Section 262 of the DGCL, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such holders. Holders of OCV Common Stock seeking to exercise appraisal rights should not assume that OCV will file a petition with respect to the appraisal of the value of their Dissenting Shares or that OCV or On Command Corporation will initiate any negotiations with respect to the "fair value" of such Dissenting Shares. Accordingly, holders of OCV Common Stock seeking to assert appraisal rights should regard it as their obligation to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods prescribed in Section 262. At any time within 60 days after the Effective Time, any OCV stockholder who has demanded appraisal of his OCV Common Stock shall have the right to withdraw his demand for appraisal and to accept the Merger Consideration.

         Within 120 days after the Effective Time, any holder of OCV Common Stock who has complied with the requirements for the exercise of appraisal rights, as discussed above, is entitled, upon written request, to receive from OCV a statement setting forth the aggregate number of shares of OCV Common Stock the holders of which did not consent to the approval of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such OCV Common Stock. OCV is required to mail such statement within 10 days after it receives a written request therefor.

         If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which holders of OCV Common Stock are entitled to appraisal rights and will appraise the Dissenting Shares owned by such holders, determining their "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the "fair value." Any such judicial determination of the "fair value" of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Dissenting Shares, including asset values, earnings value and any other valuation considerations generally accepted in the investment community including, if appropriate, factors such as dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Merger which throw any light on future prospects of On Command Corporation. The value so determined for Dissenting Shares could be more or less than the Merger Consideration to be paid pursuant to the Merger. The costs of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a holder of OCV Common Stock, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any such holder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of the shares entitled to an appraisal.

         Any holder of OCV Common Stock who has duly demanded an appraisal in compliance with Section 262 will not be entitled to vote the Dissenting Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Dissenting Shares (other than those payable or deemed to be payable to OCV stockholders of record as of a date prior to the Effective Time).

         A holder of OCV Common Stock will fail to perfect, or effectively lose, such holder's right to appraisal if no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, or if after the Effective Time such holder delivers to OCV a written withdrawal of such holder's demand for an appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of OCV.

         In the event an appraisal proceeding is instituted in a timely manner, such proceeding may not be dismissed as to any holder of OCV Common Stock who has perfected such stockholder's right of appraisal without the approval of the Delaware Court of Chancery.

         Any demands, notices, certificates or other documents to be delivered to OCV prior to the Merger or to the Surviving Corporation after the Merger may be sent to: On Command Video Corporation, 3301 Olcott Street, Santa Clara, California 95054, attention: Secretary.

THE ACQUISITION

         The Acquisition Agreement

         The Acquisition Agreement provides that On Command Corporation will purchase all of the capital stock of Spectradyne. It also provides that certain assets held by affiliates of Spectradyne will be transferred to Spectradyne prior to the acquisition of the Spectradyne capital stock by On Command Corporation.

         Assets Acquired

         The assets to be owned by Spectradyne on the Closing Date will include all of the Debtors' assets and properties (including, without limitation, all tangible, intangible, real and personal assets and properties of the Debtors, wherever located, other than the Excluded Assets (as defined below) (the "Assets"). The Assets include all rights of the Debtors under the following: (i) all contracts, leases and licenses assumed by the Debtors at the written direction of On Command Corporation or Ascent under the Acquisition Agreement and (ii) all other contracts, leases and licenses that both (a) have been entered into by the Debtors since the commencement of the Bankruptcy Case in the ordinary course of business or that have been assumed by the Debtors pursuant to an order of the Bankruptcy Court and (b) are identified on a schedule to the Acquisition Agreement.

         The Assets also include: (i) all copyrights, patents, trademarks, tradenames, slogans, logos, service marks, computer software, data processing files, systems and programs, business lists, trade secrets, sales and operating plans and other similar intangible property owned by the Debtors; (ii) all permits, permissions, consents and other authorizations issued for the operation of the Debtors' businesses by any governmental agency; (iii) all personal property and equipment owned by the Debtors; (iv) all real property owned by the Debtors identified on a schedule to the Acquisition Agreement; (v) all of the capital stock and other equity interests owned by any of the Debtors in each corporation, limited liability company, foreign company, limited partnership, general partnership and other entity (other than another Debtor), each of which is identified on a schedule to the Acquisition Agreement; (vi) all current assets, including cash and cash equivalents, as well as all claims of the Debtors against all persons and entities (other than another Debtor) other than (a) certain claims retained by the Debtors and (b) the cash retained by the Debtors in accordance with the Acquisition Agreement to make administrative and priority payments under the Plan, which amount shall have been approved by the Bankruptcy Court; and (vii) all records relating to the Debtors' businesses and the Assets (including but not limited to all books of account, customer lists, supplier lists, employee personnel files, tax records and information, local public records file materials, engineering data, logs, programming records, consultants' reports, budgets, financial reports and projections, and sales, operating and business plans, that relate to or are used in the operation of any Debtor's business or necessary or desirable to show compliance with any law or regulation applicable to any Debtor's business).

         Notwithstanding the foregoing, the Assets shall not include any of the following (collectively, the "Excluded Assets"): (i) the contracts, leases, licenses, assets and properties of Spectradyne identified as Excluded Assets on a schedule to the Acquisition Agreement; (ii) the assets and properties, if any, of the Non-Spectradyne Debtors identified on a schedule to the Acquisition Agreement; (iii) all contracts, leases and licenses of the Non-Spectradyne Debtors other than those identified on a schedule to the Acquisition Agreement;
(iv) the claims of each Non-Spectradyne Debtor against any other Non-Spectradyne Debtor; (v) all causes of action and avoidance powers of the Debtors other than the causes of action and avoidance powers related to, or derived from, the leases and executory contracts assumed by and/or assigned to Spectradyne; (vi) any real estate owned by the Non-Spectradyne Debtors that is not identified on a schedule to the Acquisition Agreement; and (vii) to the extent necessary, a reasonable amount of funds to be retained by the Debtors to make administrative and priority payments under the Plan, which amount shall have been approved by the Bankruptcy Court. "Non-Spectradyne Debtors" means the Debtors other than Spectradyne.

         Liabilities Assumed

         On Command Corporation shall not assume any responsibility for any of the Debtors' liabilities or obligations other than as expressly set forth in the Acquisition Agreement. Specifically, On Command Corporation shall assume and pay all of the Debtors' liabilities under the DIP Loan (as defined below) on the Closing Date up to a maximum amount of $40,000,000 with proceeds under a financing facility to be entered into by On Command Corporation and/or its subsidiaries on such terms and conditions as shall be satisfactory to On Command Corporation in its sole discretion after consultation with the Debtors and the Creditors' Committee; provided, however, that so long as On Command Corporation is a consolidated subsidiary of COMSAT under GAAP, On Command Corporation shall be subject to Ascent's intercompany agreements with COMSAT.

         In addition, subject to certain limitations, On Command Corporation shall be responsible for paying the allowed administrative expenses (the "Allowed Administrative Expenses") and all amounts payable by the Debtors (the "Cure Payments") to cure any defaults under the contracts and leases that were
(i) assumed by the Debtors pursuant to an order of the Bankruptcy Court (exclusive of certain contracts and leases assumed at the direction of Ascent or On Command Corporation pursuant to the Acquisition Agreement), or (ii) entered into by the Debtors in the ordinary course of their businesses since the commencement of the Bankruptcy Case; provided, that the amounts payable by On Command Corporation with respect to such Allowed Administrative Payments and Cure Payments shall only be for certain liabilities previously identified and shall not exceed the amounts specified in the addendum to the Plan Sponsor Agreement.

         On Command Corporation also shall be responsible for paying all of the Cure Payments payable by the Debtors with respect to, and On Command Corporation shall assume all of the Debtors' other obligations under, the contracts and leases assumed by the Debtors at the written direction of Ascent or On Command Corporation pursuant to the Acquisition Agreement. On Command Corporation also shall assume all of the Debtors' obligations under any equipment leases with OCV.

         On the Closing Date, subject to certain conditions discussed below, Spectradyne will assume the Current Liabilities identified on the Pre-Closing Balance Sheet (exclusive of the current liabilities of the foreign subsidiaries of Debtors, which shall remain the obligations of such foreign subsidiaries) up to a maximum amount not to exceed the Current Liabilities specified in the Pre-Closing Balance Sheet; provided, however, that if the Adjusted Current Liabilities set forth on the Pre-Closing Balance Sheet exceed the Maximum Assumable Amount, the Current Liabilities to be assumed by Spectradyne will be reduced until the Adjusted Current Liabilities equals the Maximum Assumable Amount, in which case On Command Corporation will designate the Current Liabilities that will not be assumed by Spectradyne and the Debtors' Estates shall remain liable for all Current Liabilities not assumed by Spectradyne. The Current Liabilities assumed by Spectradyne described in this paragraph (collectively, the "Assumed Liabilities") shall be paid by Spectradyne in accordance with the terms of such liabilities.

         Subject to certain limitations set forth below, from and after the Closing Date until the Adjustment Date (as defined below), to the extent that the Debtors after the Closing Date (the "Debtors' Estates") have inadequate funds to pay the Allowed Administrative Expenses and the Current Liabilities (as defined below), if any, that are not set forth on the Pre-Closing Balance Sheet (as defined below), On Command Corporation and/or its subsidiaries shall provide the Debtors' Estates with sufficient funds to pay such expenses, and Spectradyne shall assume such liabilities, up to an aggregate amount not to exceed the sum of the Estimated Net Working Capital (as defined below) and the Reserved Stock Value, if any. After the Adjustment Date, to the extent that the Debtor's Estates have inadequate funds to pay the Allowed Administrative Expenses and the Current Liabilities, if any, that are not set forth on the Pre- Closing Balance Sheet, On Command Corporation and/or its subsidiaries shall provide the Debtors' Estates with sufficient funds to pay such expenses, and Spectradyne shall assume such liabilities, up to an aggregate amount not to exceed the Maximum Remaining Payment Amount (as defined below).

         Notwithstanding the foregoing, the Plan will discharge all liabilities of, and claims against, the Debtors as of the Closing Date other than (i) Assumed Liabilities, and (ii) any indebtedness of Spectradyne that is owed by Spectradyne or any of its subsidiaries to SPI Newco, Inc. (a wholly-owned subsidiary of SpectraVision that, prior to the Transactions, will own all of the capital stock of Spectradyne) or SpectraVision, which indebtedness will be contributed to the capital of Spectradyne pursuant to the Acquisition Agreement; provided, however, that unless otherwise agreed to by Ascent in writing, none of such indebtedness will be discharged pursuant to the Plan or otherwise; provided further, however, that neither Ascent nor On Command Corporation shall be entitled to receive any distribution under the Plan on account of such indebtedness. Except for the Assumed Liabilities and the other liabilities for which On Command Corporation and/or its subsidiaries are expressly responsible for paying pursuant to the Acquisition, none of On Command Corporation, Spectradyne or any of their post-closing affiliates shall have any responsibility or liability for any expenses or liabilities of, or any claims (whether matured, contingent or otherwise) against, the Debtors, all of which shall be the responsibility and liability of the Debtors' Estates. In the event that there is any Excess Payment (as defined below) as of the Adjustment Date, the Debtors' Estates shall promptly pay On Command Corporation an amount equal to such Excess Payment, which at the option of the Creditors' Committee may be paid with either cash or a number of shares of OCC Common Stock equal to the Excess Stock Payment. Notwithstanding the foregoing, none of On Command Corporation, Spectradyne or any of their post-closing affiliates shall have any liability or responsibility for any amounts due under or with respect to the DIP Loan Agreement in excess of $40,000,0000.

         Acquisition Consideration

         As consideration for the capital stock of Spectradyne, on the Closing Date, On Command Corporation shall: (i) issue to the Creditors, or to an agent on their behalf, an aggregate number of shares of OCC Common Stock that represents the Initial Percentage (as defined below) of the Total On Command Corporation Initial Shares (as defined below) and (ii) shall reserve the Reserved Stock for issuance to the Creditors and/or OCV's stockholders at the time and in the manner prescribed below.

         The number of shares of Reserved Stock to be issued to the stockholders of OCV shall equal the product of (i) the amount, if any, by which the aggregate amount of Current Liabilities that were assumed, and the aggregate amount of the Allowed Administrative Expenses that were paid, by On Command Corporation pursuant to the Acquisition Agreement exceeds the Adjusted Current Assets (as defined below) and (ii) a fraction, the numerator of which shall be equal to the Total On Command Corporation Initial Shares (as defined below) and the denominator of which shall be equal to the Warrant Exercise Price (as defined below); provided, however, that notwithstanding the foregoing, the stockholders of OCV shall not be entitled to receive any shares of the Reserved Stock unless the Adjusted Current Liabilities exceed the Adjusted Current Assets by more than $250,000. Any Reserved Stock that is not issuable to the OCV stockholders pursuant to the Merger Consideration will be issued to the Creditors. The Reserved Stock will be distributed as promptly as practical after the Final Distribution Date.

         Certain Definitions

         For the definitions of capitalized terms used herein and not otherwise defined herein, reference is made to the Acquisition Agreement, a copy of which is attached hereto as Annex II. The following terms used in the Acquisition Agreement have the following meanings:

         "Additional OCV Debt" means the following: (i) $22,000,000 of intercompany debt owed by OCV to Ascent as of March 1, 1996, plus any additional debt incurred by OCV in connection with its buildout of hotel rooms and transition costs associated with the Transactions from March 1, 1996 to the Closing Date; provided, however, that (a) prior to May 18, 1996, the rate of additional debt incurred by OCV in connection with buildouts and transition costs shall not exceed $3,000,000 per month and shall be consistent with, and on the same terms as, the intercompany debt outstanding on March 1, 1996, and (b) on and after May 18, 1996, the amount of additional debt incurred by OCV may exceed $3,000,000 per month (but shall be consistent with, and on the same terms, as the intercompany debt outstanding on March 1, 1996) in order to accelerate the buildout of room backlog after consultation with SpectraVision and the Creditors' Committee; (ii) all of the debt incurred by OCV in connection with leasing OCV equipment to Spectradyne and all of the rental charges to be assumed or paid by On Command Corporation; and (iii) all of the debt incurred by OCV, directly or on behalf of On Command Corporation, in arranging for alternative service to replace the network, transponder and similar services currently provided to the Debtors by EDS.

         "Adjusted Current Assets" means the aggregate dollar amount of the Current Assets less the sum of the following assets if, and only to the extent that, such assets constitute Current Assets: (i) the aggregate outstanding balance of the Accounts Receivable that are more than 90 days past due, and (ii) the aggregate amount of cash and other assets, if any, transferred by Spectradyne to the Debtors' Estates pursuant to the Acquisition Agreement.

         "Adjusted Current Liabilities" means the aggregate dollar amount of the Current Liabilities less the sum of the following liabilities if, and only to the extent that, such liabilities constitute Current Liabilities: (i) the Rental Charges, (ii) the aggregate amount of liabilities to be paid by On Command Corporation pursuant to the Acquisition Agreement, and (iii) the deferred obligations set forth on Schedule A to the Plan Sponsor Agreement; provided, however, that the amount of each such deferred obligation that is excluded from Current Liabilities shall not exceed the amount of such obligation as set forth on such Schedule A.

         "Adjustment Date" means (i) the date on which the disagreements, if any, that On Command Corporation has with the Closing Balance Sheet as set forth in On Command Corporation's Statement have been resolved in accordance with the Acquisition Agreement, or (ii) if On Command Corporation does not have any disagreements with the Closing Balance Sheet or if all such disagreements have been resolved by On Command Corporation, SpectraVision and the Creditors' Committee prior to the expiration of the Resolution Period, the last day of the Resolution Period or such earlier date as is agreed to by On Command Corporation, SpectraVision and the Creditors' Committee.

         "Confirmation Order" means a Bankruptcy Court Order that confirms the Plan and satisfies the conditions set forth in the Acquisition Agreement.

         "Current Liabilities" means the aggregate dollar amount of the consolidated liabilities of Spectradyne and the Foreign Subsidiaries as of the Closing Date that are properly classified as "current liabilities" under GAAP (in calculating such dollar amount, if the current liabilities of any Foreign Subsidiary are not denominated in U.S. Dollars, such current liabilities shall be converted into their U.S.
dollar equivalent as of the Closing Date in accordance with GAAP).

         "DIP Loan" means all amounts (including, without limitation, principal, interest and fees) due and owing to the Foothill Capital Corporation as of the Closing Date under the loan and security agreement, dated as of June 9, 1995, by and between Spectradyne and the Foothill Capital Corporation.

         "Estimated Net Working Capital" means the positive or negative amount obtained by subtracting (i) the Adjusted Current Liabilities as reflected in the Spectradyne's Pre-Closing Balance Sheet, from (ii) 95% of the Adjusted Current Assets as reflected in Spectradyne's Pre-Closing Balance Sheet;

         "Excess Payment" means the dollar amount, if any, by which the Non-Specified Payment Obligations as of the Adjustment Date exceeds the sum of the Adjusted Current Assets as reflected in the Adjusted Balance Sheet and the Reserved Stock Value, if any; provided, however, that the Excess Payment shall be equal to zero unless the Non-Specified Payment Obligations as of the Adjustment Date exceed the Adjusted Current Assets as reflected in the Adjusted Balance Sheet by at least $250,000.

         "Final Distribution Date" means the first business day practicable after the Adjustment Date; provided, however, that if the Estimated Net Working Capital exceeds $1,000,000, then such date shall be the Closing Date,

         "Final Order" means an order or judgment rendered by the Bankruptcy Court or other court of competent jurisdiction that has been entered on the docket and (unless otherwise ordered by such court) as to which (i) both (a) the time to seek reconsideration, rehearing, or new trial by the rendering court (hereinafter, a ("Post-Trial Motion"), and (b) the time (including time resulting from a timely filed motion under Rule 8002(c) under the Federal Rules of Bankruptcy Procedure) to appeal or to seek a petition for review or certiorari (hereinafter, an "Appellate Court Review"), has expired (without regard to whether time to seek relief of a judgment under Rule 60(b) of the Federal Rules of Civil Procedure or Rule 9024 of the Federal Rules of Bankruptcy Procedure has expired); and (ii) either (a) no Post-Trial Motion or request for Appellate Court Review is pending, or (b) a Post-Trial Motion or a request for Appellate Court Review is pending but the subject order of judgment has not been stayed, amended, modified or reversed by a court of competent jurisdiction or, if stayed, such stay has been vacated or is no longer in effect. Without limiting the foregoing, the pendency of, or request for, a Post-Trial Motion or an Appellate Court Review shall not prevent an order from becoming final and being implemented, absent the entry of a stay by a court of competent jurisdiction and the continuation thereof.

         "Initial Percentage" means the percentage equal to the difference between 27.5% and the Potential Additional Percentage.

         "Maximum Assumable Amount" means the sum of 95% of the Adjusted Current Assets as reflected in the Pre-Closing Balance Sheet and the Reserved Stock Value, if any.

         "Maximum Remaining Payment Amount" means the difference between (i) the Adjusted Current Assets as reflected in the Adjusted Balance Sheet, and (ii) the Non-Specified Payment Obligations as of the Adjustment Date; provided, however, that if Non-Specified Payment Obligations as of the Adjustment Date equal or exceed the Adjusted Current Assets as reflected in the Adjusted Balance Sheet, the Maximum Remaining Payment Amount shall be equal to zero.

         "Non-Specified Payment Obligations" means (A) as of the Final Distribution Date, an amount equal to the sum of (i) the aggregate amount of the Adjusted Current Liabilities that have been assumed by Spectradyne pursuant to the Acquisition Agreement, (ii) the aggregate amount of the Allowed Administrative Expenses that have been paid by On Command Corporation and/or it subsidiaries pursuant to the Acquisition Agreement as of the Final Distribution Date, and (iii) the aggregate amount of the Current Liabilities, if any, that have been assumed by Spectradyne pursuant to the Acquisition Agreement as of the Final Distribution Date, and (B) as of the Adjustment Date, an amount equal to the sum of (i) the aggregate amount of the Adjusted Current Liabilities that have been assumed by Spectradyne pursuant to the Acquisition Agreement, (ii) the aggregate amount of the Allowed Administrative Expenses that have been paid by On Command Corporation and/or its subsidiaries pursuant to the Acquisition Agreement as of the Adjustment Date, and (iii) the aggregate amount of the Current Liabilities, if any, that have been assumed by Spectradyne pursuant to the Acquisition Agreement as of the Adjustment Date.

         "OCV Debt" means the current liabilities of OCV and the Additional OCV Debt.

         "Pre-Closing Balance Sheet" means the balance sheet that SpectraVision will deliver to Ascent a pro forma balance sheet for Spectradyne at least five
(5) business days prior to the Closing Date, which shall set forth SpectraVision's best estimate of the Current Assets, Current Liabilities, Adjusted Current Assets and Adjusted Current Liabilities as of the Closing Date after giving effect to the Acquisition Agreement.

         "Potential Additional Percentage" means the percentage (rounded to the nearest one-thousandth) calculated by dividing the number of shares of Reserved Stock by the number of Total On Command Corporation Initial Shares.

         "Reserved Amount" means (i) if the Estimated Net Working Capital is positive but less than $1,000,000, the difference between $1,000,000 and the Estimated Net Working Capital, (ii) if the Estimated Net Working Capital is negative, the sum of $1,000,000 and the absolute value of the Estimated Net Working Capital; provided, however, that Reserved Amount shall not exceed $10,000,000 under any circumstances, and (iii) if the Estimated Net Working Capital is equal to or greater than $1,000,000, then the Reserved Amount shall be zero.

         "Reserved Stock" means a number of authorized but unissued shares of OCC Common Stock (rounded to the nearest whole number) that is determined as follows: (i) if the Estimated Net Working Capital is less than $1,000,000, a number of shares of OCC Common Stock equal to the product of On Command Corporation Initial Shares and a fraction, the numerator of which shall be equal to the Reserved Amount and the denominator of which shall be equal to the Warrant Exercise Price, and (ii) if the Estimated Net Working Capital is greater than or equal to $1,000,000, there shall be no shares of Reserved Stock.

         "Reserved Stock Value" means an amount equal to the product of the number of shares of Reserved Stock and a fraction, the numerator of which shall be equal to the Warrant Exercise Price and the denominator of which shall be equal to the number of Total On Command Corporation Initial Shares.

         "Resolution Period" means the twenty (20) day period following delivery of the Closing Balance Sheet to On Command Corporation pursuant to the Acquisition Agreement.

         "Termination Event" means (i) with respect to On Command Corporation
(a) a trustee is appointed in the Bankruptcy Case; (b) the Bankruptcy Case is converted to a case under Chapter 7 of the Bankruptcy Code; or (c) the Closing Date has not occurred on or before October 30, 1996 or such later date as is acceptable to On Command Corporation and Ascent, and (ii) with respect to Debtors (a) the Closing Date has not occurred on or before October 30, 1996 or such later date as is acceptable to SpectraVision and the Creditors' Committee; or (b) the Debtors receive a higher and better offer for their assets that complies with the terms and conditions of the Procedures Order and the Disclosure Statement and Ascent or On Command Corporation has not matched such offer in accordance with the terms and conditions of the Procedures Order and the Disclosure Statement.

         "Total On Command Corporation Initial Shares" means 30,000,000 shares of OCC Common Stock.

        "Warrant Exercise Price" means the amount by which $550,000,000 exceeds the aggregate amount of debt of On Command Corporation and its subsidiaries that is outstanding as of the Closing Date after giving effect to the Transactions (including, but not limited to, the aggregate amount of debt incurred by On Command Corporation to perform all of its obligations under the Acquisition Agreement and the OCV Debt) divided by the Total On Command Corporation Initial Shares.

         Closing Conditions and Other Pre-Closing Matters

         The obligation of each party to the Acquisition Agreement to consummate the Acquisition is subject to the satisfaction of certain conditions, including the following conditions: (i) all authorizations required to consummate the Transactions shall have been obtained; (ii) as of the Closing Date, no court shall have entered an order that enjoins, restrains, or prohibits the consummation of the Transactions; (iii) the Plan shall (a) incorporate the terms of the Acquisition Agreement, (b) have been confirmed pursuant to an order of the Bankruptcy Court, and (c) have become effective in accordance with the provisions of Chapter 11 of the Bankruptcy Code; and (iv) if the Common Stock is listed on a national securities exchange or the Nasdaq National Market, On Command Corporation's board of directors shall satisfy the applicable requirements, if any, for independent directors.

         The obligations of On Command Corporation under the Acquisition Agreement are conditioned upon: (i) the representations and warranties of the Debtors being true and correct as of the Closing Date; (ii) compliance by the Debtors and the Creditors Committee with all conditions under the Acquisition Agreement; (iii) the Bankruptcy Court's confirmation order shall have become a Final Order; (iv) On Command Corporation shall have received the Confirmation Letter from counsel to the Debtors; (v) no material adverse change shall have occurred since December 31, 1995; (vi) the Disclosure Statement, the Plan and the Confirmation Order shall (a) incorporate, and otherwise be consistent with, the terms of the Acquisition Agreement and the Merger Agreement, and (b) be in form and substance reasonably satisfactory to On Command Corporation; (vii) the Debtors shall deliver to On Command Corporation all the required closing documents; (viii) no Termination Event shall have occurred (other than any that have been waived by On Command Corporation in writing); (ix) On Command Corporation has not sent (a) any uncured default notice to SpectraVision (other than any that have been rescinded or waived by On Command Corporation in writing), or (b) a termination notice to SpectraVision; (x) the Bankruptcy Court shall have approved Ascent's director nominees; (xi) Ascent shall have approved the Creditors Committee's director nominees; (xii) a registration statement covering both the Common Stock and the Series A Warrants to be issued to OCV's stockholders shall have been filed with, and declared effective by the Commission; and (xiii) On Command Corporation shall have received the Pre-Closing Balance Sheet at least five (5) business days prior to the Closing Date, which shall be in form and substance reasonably satisfactory to On Command Corporation.

         The obligations of Debtors are conditioned upon: (i) the representations and warranties of On Command Corporation being true and correct as of the Closing Date; (ii) compliance by On Command Corporation or Ascent with all applicable conditions under the Acquisition Agreement; (iii) the Merger shall have been consummated; (iv) On Command Corporation shall deliver to SpectraVision all the required closing documents; (v) On Command Corporation has not sent (a) any default notice to SpectraVision (other than any that have been rescinded or waived by On Command Corporation in writing), or (b) a termination notice to SpectraVision; (vi) the Bankruptcy Court and Ascent shall have approved the Creditors' Committee director nominees; (vii) the Warrant Agreement and Registration Rights Agreement shall be in full force and effect; (viii) On Command Corporation shall have made arrangements to repay the DIP Loan up to a maximum amount of $40 million; (ix) OCV shall not have incurred indebtedness not permitted under the Acquisition Agreement; (x) the Transactions shall be in compliance with any applicable United States securities laws; (xi) the Disclosure Statement, the Plan and the Confirmation Order shall (a) incorporate, and otherwise be consistent with, the terms of the Acquisition Agreement and the Merger Agreement, and (b) be in form and substance reasonably satisfactory to Debtors and the Creditors' Committee; (xii) no Termination Event shall have occurred (other than any that have been waived by SpectraVision and the Creditors' Committee in writing); and (xiii) the capital structure of On Command Corporation shall be as contemplated by the Acquisition Agreement and the Merger Agreement.

         Pursuant to the Acquisition Agreement, immediately preceding the Closing Date, Spectradyne will terminate the employment of all of its officers and other employees. Neither On Command Corporation nor any of its affiliates shall have any liability on account of the Debtors' employees (including without limitation any liability arising in connection with or with respect to any of the following: unemployment insurance contributions, termination payments, severance payments, retirement, pension, profit-sharing, bonus, severance pay, disability, health, accrued vacation, accrued sick leave or other employee benefit plans, agreements or understandings). If On Command Corporation or any of its subsidiaries elect to hire any employee of Debtors, the terms and conditions (including the scope and amount of all benefits) under which any such employment will be offered will be determined by On Command Corporation in its sole discretion. The Acquisition Agreement does not provide that any employees of any Debtor must be employed after the Closing Date by On Command Corporation, Spectradyne or any of their subsidiaries or post-closing affiliates, and any offers of employment may be made by On Command Corporation in its sole discretion. However, the Acquisition Agreement does not prevent the Debtors from taking actions that seek to minimize the expenses incurred by the Debtors' Estates in connection with the termination of the Debtors' employees.

         Representations and Warranties

         The Acquisition Agreement contains representations and warranties of the Debtors relating to: (i) their title to certain real property, free and clear of liens or encumbrances; (ii) the absence of certain changes or events since the date of the most recent audited financial statements filed with the Commission, including material adverse changes with respect to the Debtors;
(iii) the absence of grounds for termination of the Debtors' five largest hotel customers or any of the Debtors' major studio movie suppliers or free-to-guest programming suppliers; (iv) the absence of any material environmental liability (other than as disclosed in the Environmental Assessment Report, dated July 1995, which was prepared by ENTRIX, Inc., as to which the Debtors do not concede any material liability); and (v) the absence of any material federal, state or foreign tax liability that may be assessed against or collected from On Command Corporation as a successor of the Debtors or otherwise.

THE WARRANTS

         On Command Corporation will enter into the Warrant Agreement with The Bank of New York, as warrant agent. The Warrants will be governed by the Warrant Agreement, which is included as Annex III to this Information Statement/Prospectus and is incorporated by reference herein, and the following description of the Warrants and the Warrant Agreement and their respective terms is qualified in its entirety by reference thereto.

         Exercisability; Expiration

         Each holder of Series A Warrants will have the right, which may be exercised at any time prior to and until 5:00 P.M., New York City Time, on the seventh anniversary of the Effective Time, to receive from On Command Corporation, on a net basis and without the exchange of any funds, that number of fully paid and nonassessable Warrant Shares which is equal to the number of Warrant Shares specified in such holder's Series A Warrants less a number of Warrant Shares having an aggregate fair market value at the time of exercise (determined in accordance with the provisions of the Warrant Agreement) equal to the then Warrant Price multiplied by the number of Warrant Shares specified in such holder's Series A Warrants. Each holder of Series B Warrants will have the right, which may be exercised at any time prior to 5:00 P.M., New York City Time, on the seventh anniversary of the Effective Time, to purchase from On Command Corporation for cash the number of fully paid and nonassessable Warrant Shares which each such holder may at the time be entitled to purchase on exercise of such Warrants. The holder of the Series C Warrant will have the right, which may be exercised at any time prior to and until 5:00 P.M., New York City Time, on the seventh anniversary of the Effective Time, to purchase from On Command Corporation for cash the number of fully paid and nonassessable

Warrant Shares which each such holder may at the time be entitled to purchase on exercise of such Warrants.

         Each Warrant not exercised prior to 5:00 P.M., New York City Time, on the seventh anniversary of the Effective Time will become void and all rights thereunder and all rights in respect thereof under the Warrant Agreement will cease as of such time.

         Warrants may be exercised upon (i) surrender to On Command Corporation at the principal office of the Warrant Agent in New York, New York of the certificate or certificates evidencing the Warrants to be exercised, together with the form of election to purchase, duly completed and signed, with the signature thereon guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc. (the "NASD"), and (ii) payment to the Warrant Agent for the account of On Command Corporation of the Warrant Price for the number of Warrant Shares in respect of which such Warrant is then exercised, such payment to be made by surrendering additional Warrants, in the case of the Series A Warrants, and in cash, in the case of the Series B Warrants and the Series C Warrant.

         No adjustment will be made in respect of any accrued and unpaid dividends on any Warrant Shares issued upon exercise of Warrants.

         Adjustments

         The number of Warrant Shares purchasable upon the exercise of each Warrant and the Warrant Price will be subject to adjustment in the event On Command Corporation (a) pays a dividend on the OCC Common Stock in shares of OCC Common Stock, (b) subdivides its outstanding shares of OCC Common Stock into a greater number of shares, (c) combines its outstanding shares of OCC Common Stock into a smaller number of shares, (d) distributes to all holders of OCC Common Stock shares of its capital stock other than OCC Common Stock, (e) issues by reclassification of its OCC Common Stock any shares of its capital stock, (f) distributes any rights, options or warrants to all holders of its Common Stock or to any affiliate (as such term is defined in the Securities Act of 1933) of the Company entitling such holders or such affiliate to purchase shares of Common Stock at a price per share less than the current market price per share on that record date, (g) sells to any affiliate (as defined above) of the Company any shares of Common Stock at a price per share less than the current market price per share on the date of distribution, or (h) distributes, by dividend or otherwise, to all holders of its Common Stock cash or assets in an aggregate amount that, together with any other distributions to all holders of its Common Stock within the 12 months preceding the date of payment of such distribution and in respect of which no adjustment pursuant to this clause (h) has been made, exceeds the lesser of (1) 5% of the product of the current market price per share of the Common Stock on the record date for stockholders to receive such distribution times the number of shares of Common Stock outstanding on such date and (2) an amount equal to any regularly quarterly dividend declared from time to time by the Board of Directors of On Command Corporation.

         No adjustment in the Warrant Price will be made unless the adjustment would require an increase or decrease of at least 1% in the Warrant Price. Any adjustments which are not made will be carried forward and taken into account in any subsequent adjustment. Except as described above, no adjustment in the Warrant Price will be made because On Command Corporation issues, in exchange for cash, property or services, shares of OCC Common Stock, or any securities convertible into or exchangeable for shares of OCC Common Stock, or securities carrying the right to purchase shares of OCC Common Stock or such convertible or exchangeable securities. Furthermore, no adjustment in the Warrant Price need be made under the Warrant Agreement for sales of shares of OCC Common Stock pursuant to a plan providing for reinvestment of dividends or interest or in the event the par value of the OCC Common Stock is changed or in the event the par value of the OCC Common Stock is eliminated.

         On Command Corporation has reserved, or will have reserved as of the Effective Time, and will keep reserved at all times, a sufficient number of shares out of the authorized OCC Common Stock to provide for the exercise of the rights to purchase Warrant Shares represented by all outstanding Warrants. On Command Corporation will pay cash in lieu of fractional shares of OCC Common Stock that would otherwise be issuable upon exercise of a Warrant.

         Registration; Exemption

         The Series A Warrants are being registered under the Securities Act pursuant to the registration statement of which this Information Statement/Prospectus is a part. The Warrant Shares issuable upon exercise of the Series A Warrants will be exempt from registration under the Securities Act pursuant to Section 3(a)(9) thereof and not subject to any transfer restrictions under the Securities Act, except for Warrant Shares issued to any holder of Series A Warrants who may be deemed to be an "affiliate" of On Command Corporation or OCV for purposes of Rule 145 under the Securities Act. See "--Resale of OCC Common Stock and Warrants."

REGISTRATION RIGHTS

         Any person owning 10% or more of the OCV Common Stock prior to the Effective Time, Gary Wilson Partners and any other person that receives 10% or more of the OCC Common Stock issuable upon consummation of the Transactions, including Warrant Shares issuable upon exercise of the Warrants (each a "Holder" and, collectively, the "Holders"), will be entitled to certain registration rights with respect to the shares of OCC Common Stock and/or Warrants received by such Holders pursuant to the Merger Agreement or the Acquisition Agreement and the Warrant Shares issuable to such Holders upon the exercise of the applicable Warrants, all as set forth in the Registration Rights Agreement, a copy of which is included as Annex IV to this Information Statement/Prospectus.

         The Registration Rights Agreement provides that any Holder (a "Demanding Party") shall have the right once during any twelve-month period to make a written request of On Command Corporation for a registration with the Commission under the Act of all or part of its Registrable Securities (a "Demand Registration"); provided, that (a) On Command Corporation need not effect a Demand Registration if (1) such Demand Registration fails to include at least $10,000,000 in aggregate fair market value of the Registrable Securities (as defined in the Registration Rights Agreement) or (2) such Demand Registration would require an audit of On Command Corporation's financial statements for a period as of a date other than its fiscal year end and the Demanding Party fails to agree to bear responsibility for the expenses of such an audit, (b) On Command Corporation may, if a majority of the On Command Corporation Board of Directors determines in the exercise of their good faith judgment that compliance with the disclosure obligations necessary to effect such Demand Registration at such time would have an adverse effect on On Command Corporation, defer such Demand Registration for a single period not to exceed 180 days, and (c) if On Command Corporation has undertaken a Registration within the six months preceding the receipt by On Command Corporation of the request for the Demand Registration, commencement of such Demand Registration shall be delayed until at least six months have elapsed from the date of effectiveness of such Registration. The Registration Rights Agreement also provides piggyback registration rights, which may be exercised in connection with a Demand Registration or any other registration by On Command Corporation.

         Pursuant to a letter agreement, dated April 19, 1996, between Gary Wilson Partners and Ascent, and as consideration for the registration rights granted to Gary Wilson pursuant to the Registration Rights Agreement, Gary Wilson Partners has agreed that, so long as it owns any Warrant Shares, it will vote such shares in accordance with the instructions of Ascent for so long as Ascent continues to own 20% of the outstanding shares of OCC Common Stock. Additionally, Gary Wilson Partners has agreed that without prior written consent of Ascent, Gary Wilson Partners will not sell, assign, or otherwise transfer any interest in the Warrants, or any Warrant Shares, prior to the second anniversary of the Effective Date for so long as Ascent holds at least 20% of the outstanding shares of OCC Common Stock.

ANTICIPATED ACCOUNTING TREATMENT

         The Transactions will be accounted for using the historical book value of the assets, liabilities and stockholders equity acquired from OCV by On Command Corporation and On Command Corporation's management's estimate of the fair value of Spectradyne's assets to be acquired and liabilities to be assumed by On Command Corporation. The final purchase price allocation for the Debtors' assets will be determined at a future date (no later than one year after the Closing Date), which may result in adjustments to the preliminary allocation. However, in the opinion of management, the preliminary allocation of the purchase price reflects On Command Corporation's best estimate and all adjustments necessary to fairly state the pro forma financial information presented in this Information Statement/Prospectus.

REASONS FOR THE TRANSACTIONS; DETERMINATION OF THE BOARD OF DIRECTORS OF OCV

         The OCV Board of Directors has determined that the Transactions are in the best interests of OCV and its stockholders. In reaching its determination to approve the Merger Agreement, the OCV Board of Directors considered a number of factors, including, without limitation, those listed below. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the OCV Board of Directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. In addition, individual members of the OCV Board of Directors may have given different weights to different factors.

         1. The potential appreciation in value of the OCC Common Stock to be held by the OCV stockholders as compared to the value of OCV Common Stock expected to result from the synergies between OCV's and Spectradyne's distribution systems of in-room entertainment in the lodging industry and OCV's and Spectradyne's contracts with hotel chains and hotel management companies. Upon consummation of the Transactions, On Command Corporation will be the leading multimedia distribution in-room entertainment provider in the U.S. lodging industry.

         2. The fact that, upon the consummation of the Transactions, the OCC Common Stock will be registered under the Securities Act and eligible for listing on the Nasdaq National Market. The OCV Board of Directors viewed these factors as favorable to the OCV stockholders for the long term, as well as in the short term in the case of those OCV stockholders seeking to liquidate their OCC Common Stock received in the Merger.

         3. The opportunity for OCV stockholders to participate in the growth of the business to be conducted by On Command Corporation after the Transactions. OCV's Board of Directors believes that SpectraVision's bankruptcy proceedings present a unique strategic opportunity for expansion.

         4. The OCV Board of Directors considered the dilutive effect of the Acquisition on the holders of OCV Common Stock. In this regard, the OCV Board of Directors reviewed the opinion of Allen &

Company dated April 18, 1996 delivered to the OCV Board of Directors to the effect that, as of such date, the consideration to be received by the holders of OCV Common Stock pursuant to the Plan Sponsor Agreement was fair from a financial point of view to the holders of OCV common stock. A copy of Allen & Company's written opinion to the OCV Board of Directors is attached hereto as Annex V and is incorporated herein by reference. See "--Opinion of Allen & Company."

         For the reasons stated above, management of OCV and of On Command Corporation believe that the Transactions provide On Command Corporation with an opportunity to significantly expand the business of OCV and Spectradyne by capitalizing on the synergies between OCV and Spectradyne. On Command Corporation believes that the increased number of rooms under contract and serviced by its subsidiaries' distribution systems will enhance On Command Corporation's ability to compete and expand in the highly competitive market for in-room entertainment viewing distribution systems servicing the worldwide lodging industry.

OPINION OF ALLEN & COMPANY

         By engagement letter, dated April 18, 1996, Ascent, on behalf of itself and OCV, retained Allen & Company to act as financial advisor in connection with any acquisition by On Command Corporation of the assets of SpectraVision and its subsidiaries and of OCV (the "Combination Transaction"), and to render its opinion as to the fairness of such a transaction, from a financial point of view, to the stockholders of each of OCV and Ascent. Allen & Company was selected by Ascent because of Allen & Company's experience and expertise in mergers and acquisitions and its knowledge of the entertainment and multimedia distribution industries, and because of Allen & Company's familiarity with OCV's business arising out of its prior role as investment banker to OCV, Ascent and COMSAT.

         Allen & Company delivered its written opinions, dated April 18, 1996, to the Ascent Board of Directors and the OCV Board of Directors (the "Opinion"), to the effect that, as of such date, the consideration to be received by the holders of Ascent common stock and OCV Common Stock pursuant to the terms of the Combination Transaction set forth in the Plan Sponsor Agreement was fair from a financial point of view to the holders of Ascent common stock and OCV Common Stock. A copy of the Opinion of Allen & Company to the OCV Board of Directors is attached hereto as Annex V. THE OCV STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN BY ALLEN & COMPANY.

         The Allen & Company Opinion addresses only the fairness of the consideration to be received by the holders of Ascent common stock and OCV Common Stock from a financial point of view and does not constitute a recommendation that the stockholders of OCV should approve the Merger Agreement. The summary of Allen & Company's Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion.

         Although Allen & Company evaluated the financial terms of the Combination Transaction, Allen & Company did not recommend the specific consideration to be paid to the OCV stockholders. The consideration to be received by the OCV stockholders was determined by negotiations between Ascent, OCV, the Debtors, the Creditors' Committee and their respective representatives.

         In connection with its rendering of the Opinion, Allen & Company, among other things: (i) reviewed the terms and conditions of the Plan Sponsor Agreement and related documentation (excluding exhibits and schedules, which were not provided to it as of the date of its Opinion); (ii) reviewed certain reports prepared by management and Gary Wilson Partners ("GWP"), financial advisor to Ascent and OCV, regarding the projected financial performance and budgetary information for OCV and the combined entity; (iii) analyzed certain historical business and financial information relating to Ascent and OCV including non-public financial and operating results of OCV and Ascent made available by management; (iv) considered trends in the in-room entertainment, pay-per-view, programming and satellite communications industries, and the business prospects of OCV and SpectraVision; (v) conducted discussions with members of the senior management of Ascent and OCV with respect to the financial condition, business, operations, strategic objectives and prospects of Ascent and OCV, as well as discussions with GWP with respect to the newly created entity to result from the Combination Transaction; (vi) conducted discussions with, and reviewed information obtained from, management of Ascent, OCV and GWP; (vii) reviewed information regarding SpectraVision's relationship with EDS, including certain financial and operating assumptions supplied to it by management and GWP, and as to which it was informed by management and GWP that they believed such arrangements are achievable; (viii) reviewed financial information relating to SpectraVision, including forecasts prepared by Salomon Brothers Inc on behalf of SpectraVision;
(ix) reviewed and analyzed publicly available financial and transaction information of selected comparable companies in the in-room entertainment, pay-per-view, programming, and satellite communications industries; (x) reviewed the pro forma impact of the Combination Transaction from financial and equity ownership perspectives; (xi) analyzed discounted cash flows of OCV and SpectraVision based on management's forecasts; and (xii) conducted such other financial analyses and investigations as it deemed necessary or appropriate for the purposes of the Opinion.

         In connection with its review, Allen & Company assumed and relied upon, without independent verification, (i) the accuracy and completeness of all the financial and other information provided to it by Ascent, OCV, GWP and SpectraVision for purposes of its Opinion and the representations contained in the Plan Sponsor Agreement, as well as certain information relating to the strategic objectives of Ascent, OCV and SpectraVision, as well as their existing business relationships, prospects and opportunities, including without limitation SpectraVision's relationship with EDS and (ii) the reasonableness of the assumptions made by the management of Ascent, OCV, GWP, and SpectraVision with respect to their financial forecasts and budgetary information. In addition, Allen & Company did not make or seek to obtain appraisals of OCV's or SpectraVision's assets and liabilities, nor of creditors' claims in the reorganization of SpectraVision, in rendering its Opinion. Allen & Company further relied upon the assurances of the managements of OCV, Ascent and SpectraVision that they were unaware of any facts that would make the information or any projections provided by them, respectively, to Allen & Company incomplete or misleading. The Opinion is also necessarily based upon the economic, market and other conditions as in effect on, and the information made available to Allen & Company as of, the date of its Opinion.

         Allen & Company's Opinion was based solely upon the information available to it and economic, monetary, market and other conditions as they existed as of the date of such Opinion; events occurring thereafter could materially affect the assumptions used in preparing the Opinion. As of the date of this Information Statement/Prospectus, Allen & Company has not been asked to update its Opinion.

         The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The evaluation of the fairness of a transaction, from a financial point of view, is a subjective one based on the experience and judgment of Allen & Company, and not merely the result of mathematical analysis of financial data. In its analyses, Allen & Company made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance, business and economic conditions and other matters, many of which are beyond Allen & Company's, Ascent's, OCV's, On Command Corporation's and SpectraVision's control.

         Pursuant to the engagement letter, Allen & Company will be paid for its services as financial advisor to Ascent and OCV in connection with the Combination Transaction, and in connection with Allen & Company's rendering of its Opinion, a cash fee of $600,000. Pursuant to the engagement letter, Allen & Company was entitled to an initial fee of $50,000 and the balance of $550,000 is payable immediately upon consummation of the Combination Transaction. Ascent also agreed to reimburse Allen & Company for its reasonable out-of-pocket expenses incurred in connection with the services rendered to Ascent pursuant to the engagement letter (including the reasonable fees and disbursements of its legal counsel, and of other consultants and advisors retained with Ascent's consent). Ascent also agreed, pursuant to the engagement letter, to indemnify Allen & Company's officers, agents, employees, affiliates, and controlling persons against certain expenses and liabilities, including liabilities under the federal securities laws.

                    SELECTED PRO FORMA FINANCIAL INFORMATION

         The following selected pro forma financial information of On Command Corporation is derived from the financial statements of OCV and the consolidated financial statements of SpectraVision included elsewhere herein and give pro forma effect to the Transactions as if they had occurred on January 1, 1995 with respect to the statement of operations data, and on June 30, 1996 with respect to the balance sheet data. The selected pro forma financial information is not necessarily indicative of what the results of operations or the financial position of On Command Corporation would have been had the Transactions occurred on such dates, nor is such data necessarily indicative of the results of operations or financial position of On Command Corporation that can be expected for any future periods or at any future date. The following selected pro forma financial information should be read together with the Financial Statements of OCV, the Consolidated Financial Statements of SpectraVision and the Pro Forma Financial Statements of On Command Corporation included elsewhere in this Information Statement/Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                               YEAR ENDED             SIX MONTHS ENDED
                                                                            DECEMBER 31, 1995           JUNE 30, 1996
                                                                            -----------------         ----------------
                                                                         (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Revenues ........................................                             $226,045                   $120,502
  Total costs and expenses ........................                              243,011                    126,706
  Loss from operations ............................                              (16,966)                    (6,204)
  Net loss ........................................                              (23,638)                     8,839
  Net loss per common and equivalent share.........                                (0.79)                     (0.29)
  Shares used in per share calculations ...........                               30,000                     30,000

OTHER DATA:
  EBITDA (1) ......................................                             $ 44,599                   $ 31,503
  Rooms served at end of period ...................                              911,406                    915,218
  Hotels served at end of period ..................                                3,109                      3,141

                                                                                                       AT JUNE 30, 1996
                                                                                                       ----------------
                                                                                                        (In thousands)
BALANCE SHEET DATA:
  Total assets................................................................................             $391,339
  Total debt..................................................................................               70,568
  Total stockholders' equity..................................................................              271,877


(1) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                    HISTORICAL SELECTED FINANCIAL INFORMATION

         The historical selected financial information of OCV and the historical selected consolidated financial information of SpectraVision have been derived from their respective historical financial statements and should be read in conjunction with such financial statements and notes thereto, included elsewhere in this Information Statement/Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Interim financial information at and for the six months ended June 30, 1996 and June 30, 1995 reflect, in the opinion of the managements of OCV and SpectraVision, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole.

OCV


                                                                                                            SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                              JUNE 30,
                                       -----------------------------------------------------------      -----------------------
                                         1995         1994         1993         1992        1991          1996          1995
                                       --------     --------     --------     -------     --------      --------     ----------
                                                            (Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
  Total net revenues .............     $102,059     $ 81,609     $ 30,204     $ 8,595     $  2,431      $ 62,490     $   51,331
  Total direct costs of revenues .       48,817       47,786       12,912       5,461        1,304        27,940         27,531
  Total operating expenses .......       45,091       27,976       14,955       2,780        2,427        30,674         19,524
  Income (loss) from operations ..        8,551        5,847        2,337         354       (1,300)        3,876          4,276
  Net income (loss) ..............        4,902        3,456        1,358         168       (1,875)        1,624          2,508
  Net income (loss) per common
    and equivalent share .........         0.72         0.62         0.35        0.07        (1.65)         0.21           0.42
  Shares used in per share
    calculations .................        6,833        5,571        3,896       2,353        1,135         7,903          6,015

OTHER DATA:
  EBITDA(1) ......................     $ 37,288     $ 23,381     $ 10,157     $ 2,257     $   (581)     $ 25,169     $   15,772
  Rooms served at end of period ..      361,000      248,000      124,000      37,000       11,000       419,000        307,000
  Hotels served at end of period .        1,221          751          272          89           38         1,500            996

BALANCE SHEET DATA
  (AT END OF PERIOD):
  Total assets ...................     $211,005     $138,884     $ 92,363     $48,646     $ 12,570      $232,915             --
  Total debt .....................       15,942        1,025        1,842       2,634        3,385        29,270             --
  Redeemable common stock ........       10,264       10,264       10,264          --           --        10,264             --
  Total stockholders' equity .....      171,224      109,728       67,997      40,675        7,605       174,957             --


(1) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

SPECTRAVISION


                                                                                                            SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                              JUNE 30,
                                        -------------------------------------------------------------    ---------------------
                                          1995         1994          1993        1992          1991        1996         1995
                                        ---------    ---------    ---------    ---------    ---------    ---------    --------
                                                                          (Dollars in thousands)
STATEMENT OF OPERATIONS DATA:
  Total revenues ....................   $ 123,986    $ 142,384    $ 162,993    $ 168,621    $ 173,093    $  58,012    $ 65,208
  Total direct costs ................      52,813       58,015       58,834       56,528       58,597       27,088      25,884
  Write-off of goodwill .............          --           --           --      218,453           --           --          --
  Write-down of hotel contracts .....          --      196,256           --           --           --           --          --
  Loss before extraordinary items and
    cumulative effect of change
    in accounting principle .........     (73,645)    (254,284)     (43,057)    (270,242)     (60,003)     (22,786)    (38,729)
  Extraordinary gain (loss) .........        (915)          --       (2,699)      23,378           --           --        (915)
  Cumulative effect of change in
    accounting principle ............          --           --           --      (28,498)          --           --          --
  Net loss ..........................     (74,560)    (254,284)     (45,756)    (275,362)     (60,003)     (22,786)    (39,644)
  Net loss per common and equivalent
    shares...........................       (3.11)      (10.60)       (2.52)     (166.31)     (655.88)       (0.95)      (1.65)
  Shares used in per share
    calculation......................      23,974       23,989       18,157        1,656           91       23,985      24,022

OTHER DATA:
  EBITDA(1) .........................   $     866    $  19,148    $  55,790    $  65,303    $  69,877    $   2,734    $  8,756
  Rooms served at end of period .....     550,406      635,378      684,599      722,571      758,710      496,218     608,146
  Hotels served at end of period ....       1,888        2,308        2,442        2,543        2,554        1,641       2,184

BALANCE SHEET DATA
  (AT END OF PERIOD):
  Total assets ......................   $ 205,622    $ 242,822    $ 409,478    $ 401,493    $ 619,518    $ 194,637    $     --
  Total debt ........................      28,667      510,563      436,557      458,900      514,782       41,298          --
  Liabilities subject to settlement
    under reorganization ............     579,587           --           --           --           --      576,040          --
  Stockholders' equity (deficit) ....    (447,608)    (373,025)    (118,614)    (150,923)      59,899     (472,165)         --


(1) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Financial Statements of OCV and of SpectraVision included elsewhere in this Information Statement/Prospectus.

OVERVIEW

         On Command Corporation was formed in July 1996 as a holding company for the acquisition of OCV and Spectradyne. Prior to the consummation of the Transactions, On Command Corporation has had no operations and has conducted no business other than those activities related to the Transactions. Set forth below is a discussion of the results of operations of OCV and of SpectraVision. Following the Transactions, OCV and Spectradyne, which comprises substantially all of the operations of SpectraVision, will comprise the principal operations of On Command Corporation.

RESULTS OF OPERATIONS

         OCV

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

         Total net revenues increased by $11.2 million or 21.7% to $62.5 million for the six months ended June 30, 1996 as compared to total net revenues of $51.3 million for the six months ended June 30, 1995, primarily as a result of net movie revenues from 419,000 installed on-demand rooms as of June 30, 1996 compared to 307,000 such rooms as of June 30, 1995, and, to a lesser extent, as a result of selected price increases. OCV's movie prices are now generally $8.95 for the first buy, and when applicable, $4.95 for the second and subsequent buys. The decrease in video system sales and the absence of video management services revenue for the six months ended June 30, 1996 is primarily attributable to the contribution by Ascent of certain assets included in its Satellite Cinema division to OCV in exchange for OCV Common Stock pursuant to a contribution agreement effective August 1, 1995. During the six month period ending June 30, 1995, video system sales and management services to Ascent totaled approximately $16.2 million.

         Total direct cost of revenues was $27.9 million or 44.7% of total net revenues, for the six months ended June 30, 1996, compared to $27.5 million, or 53.6% of total net revenues, for the six months ended June 30, 1995. This percentage decrease resulted from the elimination of low margin video system sales and video management services to Ascent, offset by increased free-to-guest direct costs due to price reductions granted in connection with certain hotel contracts without a corresponding decrease in programming fees paid to suppliers.

         Field service costs, which consist primarily of labor and material expense required to maintain the existing on-demand equipment, were $5.2 million for the six months ended June 30, 1996, or 9.4% of net movie revenue compared to $4.3 million or 13.8% of net movie revenue for the same period in 1995. This percentage decrease is the result of operating efficiencies due to the increase in installed on-demand rooms and increased management focus.

         Depreciation and amortization was $21.3 million or 38% of net movie revenues, for the six months ended June 30, 1996, compared to depreciation and amortization of $11.5 million, or 36.6% of net movie revenues, for the comparable period in 1995. This increase in depreciation and amortization is attributable to the capital investment associated with installing on-demand service in hotel rooms, coupled with the depreciation and amortization resulting from the acquisition of the assets from Ascent.

         Marketing, general and administrative expense increased $1.2 million for the six months ended June 30, 1996 compared to the same period in 1995 due to higher levels of business activities, and costs associated with the SpectraVision acquisition.

         Research and development expense increased to $1.9 million for the six months ended June 30, 1996, compared to $1.1 million for the six months ended June 30, 1995. The increase of $.8 million is primarily attributable to continued investment in the development of new products by OCV, including the prototype work being done in 1996 on a new remote control.

         In 1995, OCV recorded a charge of $1.5 million related to the settlement of a lawsuit with a former employee of OCV.

         Income from operations decreased to $3.9 million for the six months ended June 30, 1996 from $4.3 million in 1995, a decrease of 9.4%. This decrease is primarily attributable to the decreased level of video system sales, higher free to guest programming costs and an increase in depreciation and amortization expenses.

         Net interest expense was $1.0 million for the six month period ended June 30, 1996 as compared to $.1 million for the comparable 1995 period. This is the result of OCV utilizing debt financing from Ascent during 1996 to finance OCV's continuing expansion of its installed customer base, in contrast to the comparable period in 1995 when equity financing was used in lieu of debt.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

         Total net revenues increased by $20.5 million or 25.1% to $102.1 million for the year ended December 31, 1995 as compared to total net revenues of $81.6 million for the year ended December 31, 1994 primarily as a result of net movie revenues from 361,000 installed on-demand rooms as of December 31, 1995 compared to 248,000 such rooms as of December 31, 1994. This increase in net movie revenues was partially offset by the elimination of video systems sales and video management services to Ascent in the August through December, 1995 period. Video system sales and video management services to Ascent totaled approximately $18.9 million and $28.1 million in 1995 and 1994, respectively.

         Total direct cost of revenues was $48.4 million or 47.4% of total net revenues, for the year ended December 31, 1995, compared to $47.8 million, or 58.6% of total net revenues, for the year ended December 31, 1994. This percentage decrease resulted from a reduction in film share expense from 13.7% of net movie revenues in 1994 to 11.7% in 1995 and from the elimination of low margin video system sales and video management services to Ascent in the August through December, 1995 period.

         Field service costs, which consist primarily of labor and material expense required to maintain the existing on-demand equipment, were $9.1 million for the year ended December 31, 1995, or 12.1% of net movie revenue compared to $5.3 million or 11.5% of net movie revenue for the same period in 1994. This increase in field service expense was broad based and included increase in personnel, travel, facility and spare equipment purchase and repair costs.

         Depreciation and amortization was $28.7 million or 38.3% of net movie revenues, for the year ended December 31, 1995, compared to depreciation and amortization of $17.5 million, or 38.2% of net movie revenues, for the comparable period in 1994. This increase in depreciation and amortization is attributable to the capital investment associated with installing on-demand service in additional hotel rooms combined with the depreciation and amortization resulting from the acquisition from Ascent.

         Research and development expense for the year ended December 31, 1995 was $2.6 million as compared to $1.8 million for the 1994 period, as OCV continued its efforts to be competitive through continued investment in the development of new products, as well as new features for existing products. The increase across the periods were attributable to an increase in the costs associated with executing these efforts, primarily an increase in personnel costs of $.7 million.

         Marketing, general and administrative expense decreased to $3.1 million in the year ended December 31, 1995 as compared to $3.4 million in 1994, primarily due to reduced legal expenses in 1995.

         In 1995 OCV recorded a charge of $1.5 million related to the settlement of a lawsuit with a former employee of OCV.

         Income from operations increased to $8.6 million for the year ended December 31, 1995 from $5.9 million in 1994, an increase of 46.3%. This increase is attributable to increased movie revenues and a lower film share cost, offset by increased field service costs and settlement of litigation expenses.

         Net interest expense increased to $.4 million during the year ended December 31, 1995 as compared to $.1 million for the comparable 1994 period. This is the result of OCV obtaining debt financing from Ascent in the latter half of 1995 to finance OCV's continuing expansion of its installed customer base, in contrast to the comparable period in 1994 when equity financing was used in lieu of debt.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

         Total net revenues increased by $51.4 million or 170.1% to $81.6 million for the year ended December 31, 1994 as compared to net revenues of $30.2 million for the year ended December 31, 1993 primarily as the result of a 100% increase in installed on-demand rooms and from video system sales and video management services to Ascent. Video system sales and video management services to Ascent totaled approximately $28.1 million and $4.2 million in 1994 and 1993, respectively.

         Total direct cost of revenues was $47.8 million or 58.6% of total net revenues, for the year ended December 31, 1994, compared to $12.9 million, or 42.7% of total net revenues, for the year ended December 31, 1993. This percentage decrease resulted from an increase in lower margin video system sales and video management services to Ascent and an increase in free-to-guest direct costs due to price reductions granted in connection with certain hotel contracts without a corresponding decrease in programming fees paid to suppliers.

         Field services costs, which consist primarily of labor and material expense required to maintain the existing on-demand equipment, were $5.3 million for the year ended December 31, 1994, or 11.5% of net movie revenue compared to $3.3 million or 14.1% of net movie revenue for the same period in 1993. This percentage decrease was primarily attributable to the increase in OCV's installed base with a lower increase in fixed costs associated with providing customer support.

         Depreciation and amortization was $17.5 million or 38.2% of net movie revenues, for the year ended December 31, 1994, compared to depreciation and amortization of $7.8 million, or 33.4% of net movie revenues, for the comparable period in 1993. This percentage increase is attributable to the increased capital investment required to obtain and install new hotel contracts.

         Research and development expense for the year ended December 31, 1994 was $1.8 million as compared to $1.2 million for the 1993 period. Increased costs in 1994 included personnel, occupancy and consultants.

         Marketing, general and administrative expense increased to $3.4 million in the year ended December 31, 1994 as compared to $2.6 million in 1993.

         Income from operations increased to $5.8 million and 7.2% of total net revenues for the year ended December 31, 1994 from $2.3 million and 7.7% of total net revenues in 1993. This increase is attributable to increased revenues with a lower fixed cost in operating expenses.

         Net interest expense increased to $78,000 during the year ended December 31, 1994 as compared to $17,000 for the comparable 1993 period.
This was a combination of having lower interest earning, and lower investor loan balances in 1994 as compared to 1993.

         SpectraVision

         Information contained in this Information Statement/Prospectus relating to SpectraVision and its subsidiaries has been obtained from publicly available documents, including the most recent Form 10-Q and Form 10-K of SpectraVision filed with the Commission. See "Available Information."

         The following discussion of SpectraVision's results of operations has been obtained from publicly available documents filed by SpectraVision with the Commission. See "Available Information."

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

         Total revenues decreased to $58.0 million in the six months ended June 30, 1996 from $65.2 million in the six months ended June 30, 1995, a decrease of $7.2 million or 11.0%. Of the total revenues reported in the six months ended June 30, 1996, 86.9% were revenues from pay-per-view, 9.5% were from free-to-guest, and 3.6% were from other sources.

         Pay-per-view revenues decreased to $50.4 million in the six months ended June 30, 1996 from $55.1 million in the six months ended June 30, 1995, a decrease of $4.7 million or 8.5%. This decrease in pay-per-view revenues primarily reflects the decline in the number of rooms served, which resulted in a decrease in revenues of approximately $8.7 million. The decline in the number of revenue producing rooms during the quarter is due to the loss of rooms from non-renewal of certain hotel PPV contracts as a result of the intense competition in the hotel pay-per-view industry and SpectraVision's voluntary termination of certain unprofitable hotel contracts. These decreases were somewhat offset by an increase in average price per view from $7.75 during the six months ended June 30, 1995 to $8.32 for the six months ended June 30, 1996 contributing approximately $4.0 million to pay-per-view revenue. This increase in average price per view revenue is primarily due to the $1.00 price increase SpectraVision implemented on March 1, 1996 for substantially all of the hotels it services located in the United States.

         Free-to-guest revenues decreased to $5.5 million in the six months ended June 30, 1996 from $6.9 million in the six months ended June 30, 1995, a decrease of $1.4 million or 20.3%. This decrease primarily reflects the decline in the number of hotels served as well as negotiated price reductions in connection with certain PPV contract renewals.

         Pay-per-view direct costs increased to $20.2 million in the six months ended June 30, 1996 from $19.2 million in the six months ended June 30, 1995, an increase of $1.0 million or 5.2%. As a percentage of pay-per-view revenues, pay-per-view direct costs increased to 40.0% in the six months ended June 30, 1996 from 34.8% in the six months ended June 30, 1995. This percentage increase is primarily due to increased film licensing fees and in room collateral costs. Film licensing costs were 16.0% of pay-per-view revenues in the six months ended June 30, 1995 as compared to 19.0% in the six months ended June 30, 1996. The film license costs increased due to higher costs from vendors. The in room collateral costs, which increased $.6 million or 59.2% increased due to the introduction of the Entertainment Guide.

         Free-to-guest direct costs increased to $5.9 million in the six months ended June 30, 1996 from $5.7 million in the six months ended June 30, 1995, an increase of $.2 million or 3.5%. As a percentage of free-to-guest revenues, free-to-guest direct costs increased to 107.2% in the six months ended June 30, 1996 from 82.5% in the six months ended June 30, 1995. The increase in free-to-guest direct costs as a percentage of free-to-guest revenues reflects the price reductions in free-to-guest revenues in connection with certain PPV contract renewals and increases in certain free-to-guest programming costs.

         Operating expenses decreased to $20.0 million in the six months ended June 30, 1996 from $21.0 million in the six months ended June 30, 1995, a decrease of approximately $1.0 million or 4.8%. Operating expenses consist primarily of maintenance of hotel systems including contractual services performed by EDS, pay-per-view equipment rental expense (primarily integrated receiver decoders and file servers for the digital guest choice system) and pay-per-view equipment repairs performed by a third party. Operating expenses declined due to the reduction in the number of hotel rooms served and due to the term of the EDS contract.

         Selling, general and administrative expenses decreased to $7.2 million in the six months ended June 30, 1996 from $10.2 million in the six months ended June 30, 1995, a decrease of $3.0 million or 29.4%. Decreases in salaries and benefits as a result of the reduction in workforce, along with decreases in marketing and public relations expenditures, account for the decrease.

         Interest expense (net) decreased to $3.1 million in the six months ended June 30, 1996 from $26.9 million in the six months ended June 30, 1995, a decrease of $23.8 million or 88.5%. The decrease is primarily due to the non-accrual of interest on debt instruments subject to settlement under reorganization. SpectraVision also capitalized interest in the amount of $.2 million for the six months ended June 30, 1996 as compared to $1.8 million in the six months ended June 30, 1995. SpectraVision's cash interest for the six months ended June 30, 1996 was $3.2 million compared to $.6 million for the six months ended June 30, 1995.

         Reorganization items were $1.8 million in the six months ended June 30, 1996 and consisted of normal bankruptcy, professional and other miscellaneous charges.

         Net loss was $22.8 million for six months ended June 30, 1996 and $39.6 million for the six months ended June 30, 1995. The decrease in the net loss for the six months ended June 30, 1996 compared to June 30, 1995 was primarily due to the decreased interest and expenses offset by declining revenues and increases in direct costs, depreciation and amortization and reorganization costs.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

         Total revenues decreased to $124.0 million in 1995 from $142.4 million in 1994, a decrease of $18.4 million or 12.9% primarily due to the decline in pay-per-view revenues as a result of the reduction of installed hotel rooms. Of the total revenues reported in 1995, 84.6% were revenues from pay-per-view, 11.0% were from free-to-guest, 4.4% were from interactive services and other revenue sources.

         Pay-per-view revenues decreased to $104.9 million in 1995 from $119.5 million in 1994, a decrease of $14.6 million or 12.2%. This decrease in pay-per-view revenues reflects the decline in the number of rooms served, which resulted in an approximate $11.1 million decrease in revenues. The remainder of the decrease in pay-per-view revenues is attributed to a decline in revenues per equipped room ("RER") reflecting lower viewing levels. SpectraVision believes the lower RER in 1995 can also be attributed to an increased number of non-operating hotel systems due to poor service and poorly performing movie product.

         Free-to-guest revenues decreased to $13.6 million in 1995 from $14.8 million in 1994, a decrease of $1.2 million or 8.1%. This decrease primarily reflects negotiated price reductions in connection with certain PPV hotel contract renewals and the decline in the number of hotels with free-to-guest services.

         Other revenues decreased to $5.5 million in 1995 from $8.1 million in 1994, a decrease of $2.6 million or 32.1%. This decrease is primarily due to the fact that equipment sales in 1994 did not recur in 1995.

         Pay-per-view direct costs decreased to $39.9 million in 1995 from $41.8 million in 1994, a decrease of $1.9 million or 4.5%. As a percentage of PPV revenues, pay-per-view direct costs increased to 38.1% in 1995 from 35.0% in 1994 for a number of reasons. Film share expense increased from 16.2% of PPV revenues in 1994 to 17.1% of PPV revenues in 1995 because of higher film share percentages being charged to SpectraVision from the various film studios for the major studio film product shown by SpectraVision. Although transmission costs remained the same, they increased to 3.1% of PPV revenues in 1995 from 2.3% in 1994 because PPV revenues declined. The video tape costs increased to 3.4% of PPV revenues in 1995 compared to 2.6% in 1994 due to increased tape encoding and duplicating costs established by SpectraVision's vendors during bankruptcy. Movie card costs rose from 2.9% of PPV revenues in 1994 to 3.8% of PPV revenues in 1995 due primarily to the introduction of an Entertainment Guide magazine.

         Free-to-guest direct costs decreased to $11.4 million in 1995 from $11.8 million in 1994, a decrease of $.4 million or 3.4%. As a percentage of free-to-guest revenues, free-to-guest direct costs increased to 84.4% in 1995 from 79.6% in 1994 as a result of the lower revenues due to price reductions granted in connection with certain PPV contract renewals without a corresponding decrease in programming fees paid to suppliers.

         Other direct costs decreased to $1.4 million in 1995 from $4.4 million in 1994, a decrease of $3.0 million or 68.2%. As a percentage of other revenues, other direct costs decreased to 26.0% in 1995 from 54.8% in 1994 principally due to a one time $1.5 million charge for prior period licensing fees in 1994.

         Depreciation and amortization expense decreased to $39.4 million in 1995 from $50.5 million in 1994, a decline of $11.1 million or 22.0%. The decline is due to the write-down of hotel contracts at the end of 1994 and assets becoming fully depreciated.

         Operating expenses increased to $17.6 million in 1995 from $13.2 million in 1994, a net increase of $4.4 million or 33.3%. Operating expenses for periods prior to April 1994 included costs of SpectraVision's U.S. field service organization as well as field service operations in its foreign subsidiaries, and labor costs of repairs and maintenance of hotel system components (including TV's). Subsequent to March 1994, operating expenses are comprised of field service operations of the foreign subsidiaries and repairs and maintenance costs. In 1995, these costs also included technicians who were hired to improve customer service in the field. Approximately $2.0 million represented duplicated costs during 1995 when SpectraVision employed its own field service organization and also paid contract fees under the EDS Service and Technology Agreement. In addition, the cost of repairs to system components increased $1.6 million due to both the cost of shipping and the increased quantity of room units and videotape players repaired. The increased number of repairs, primarily to room unit channel selectors, is partially due to the omission of on-site repairs previously performed by SpectraVision field service personnel in prior years.

         Contracted service costs increased to $29.3 million in 1995 from $21.0 million in 1994, an increase of $8.3 million or 39.5%. The remaining increases include the costs from the EDS Service and Technology Agreement, which was in effect for the last three quarters of 1994 and the entire year of 1995. The increase is due primarily to the recording of $6.0 million of operating leases for equipment previously owned by SpectraVision and sold in a sale leaseback arrangement.


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
         Selling and marketing expenses decreased to $4.9 million in 1995 from $8.7 million in 1994, a decrease of $3.8 million or 43.7% due to the elimination of the marketing department during the year and reductions in activities associated with public relations and promotion of new products.

         General and administrative expenses decreased to $17.3 million in 1995 from $19.6 million in 1994, a net decrease of $2.3 million or 11.7%. Expenses in 1994 included severance costs of $2.1 million due to changes in executive management. Additionally, 1994 included increases in legal fees, outside management fees for warehouse management and shipping services provided by Certech.

         Research and development expenses decreased to $1.8 million in 1995 from $3.8 million in 1994, a decrease of $2.0 million due to various cost reductions implemented.

         Non-operating income for 1995 was $.5 million. This amount includes adjustments to certain prior obligations which were settled for less than anticipated. Non-operating income for 1994 was $1.2 million and is comprised of business interruption insurance proceeds from hurricanes in 1993 and certain non-operating payments received in-lieu of performance under purchase orders for equipment by a customer.

         Interest expense (net) decreased to $28.2 million in 1995 from $55.0 million in 1994, a decrease of $26.8 million or 48.7%. Cash interest expense decreased from $4.0 million in 1994 to $3.2 million in 1995, a decrease of $.8 million. Non-cash interest expense decreased from $51.2 million in 1994 to $25.0 million in 1995, a decrease of $26.2 million. These decreases in interest expense were the result of the non-accrual of interest on debt instruments subject to settlement under reorganization for the period from June 8, 1995, the date of the Chapter 11 filing, to December 31, 1995. This decrease was partially offset by an increase in interest expense due to the increased outstanding balance of the 11.65% Senior Subordinated Reset Notes during 1995 (prior to June 8, 1995) as compared to 1994.

         Reorganization items of $7.6 million ($0 in 1994) for the twelve months ended December 31, 1995 include normal bankruptcy, professional and miscellaneous charges of $1.6 million and restructure charges of $6.0 million, which includes discontinuing service to a number of unprofitable hotels and the elimination of certain positions within SpectraVision. Of the total $6.0 million restructuring charge, $.9 million relates to the cost of deinstalling certain hotels and $1.7 million was recorded for estimated losses on the disposal of deinstalled equipment. SpectraVision also recorded $.1 million in employee severance costs which will be incurred in the restructure process. SpectraVision recorded an additional charge of $2.3 million which represented the write-off or abandonment of other fixed assets and $1.0 million for other costs associated with the restructure process.

         Deferred income tax benefits decreased to $1.0 million in 1995 from $28.5 million in 1994, a decrease of $27.5 million or 96.5%. The 1994 deferred tax benefit includes the tax effects related to the write-down of hotel contracts. SpectraVision has recognized deferred tax assets only to the extent such assets can be realized through future reversals of existing taxable timing differences. As of December 31, 1995, the net operating loss carryforwards for federal income tax purposes were $328 million.

         Extraordinary item of $.9 million in 1995 represents the write-off of unamortized debt issuance costs in connection with the extinguishment of SpectraVision's Revolving and Canadian Bank Credit Facilities.

         Net loss decreased to $74.6 million in 1995 from $254.3 million in 1994, a decrease of $179.7 million. The net loss for 1994 included a one-time charge of $196.3 million for the revaluation of hotel


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
contracts and patent costs. Ignoring this one time charge in 1994, 1995 net loss increased by $16.6 over the 1994 net loss.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

         Total revenues decreased to $142.4 million in 1994 from $163.0 million in 1993, a decrease of $20.6 million or 12.6% primarily due to the decline in pay-per-view revenues as a result of the reduction of installed hotel rooms. Of the total revenues reported in 1994, 83.9% were revenues from pay-per-view, 10.4% were from free-to-guest, 5.7% were from interactive services and other revenue sources.

         Pay-per-view revenues decreased to $119.5 million in 1994 from $134.8 million in 1993, a decrease of $15.3 million or 11.4%. This decrease in pay-per-view revenues reflects the decrease in the number of rooms served, which resulted in an approximate $11.3 million decrease in revenue. The remainder of the decrease in pay-per-view revenues is attributed to a decline in RER reflecting lower viewing levels. SpectraVision believes the lower RER in 1994 can also be attributed to an increased number of non-operating hotel systems during the transition. The transition of SpectraVision's field service to EDS involved numerous difficulties for field service personnel in maintaining the normal level of repairs and maintenance of existing PPV rooms (particularly those with tape-based PPV systems) concurrent with the installation of the compressed digital video sites.

         Free-to-guest revenues decreased to $14.8 million in 1994 from $17.9 million in 1993, a decrease of $3.1 million or 17.3%. This decrease primarily reflects negotiated price reductions in connection with certain PPV hotel contract renewals and the decline in the number of hotels with free-to-guest services.

         Other revenues decreased to $8.1 million in 1994 from $10.3 million in 1993, a decrease of $2.2 million or 21.4%. This decrease is primarily due to reduced equipment sales and a $1.0 million decrease in interactive revenues due to price reductions granted in connection with certain PPV contract renewals.

         Pay-per-view direct costs decreased to $41.8 million in 1994 from $42.2 million in 1993, a decrease of $429,000 or 1.0%. As a percentage of pay-per-view revenues, pay-per-view direct costs increased to 35.0% in 1994 from 31.3% in 1993. The increase resulted primarily from costs of the transponder lease required for the implementation of the compressed digital video Satellite Network beginning in the last quarter of 1993. The costs of videotapes and in-room schedule cards increased to 5.4% of PPV revenues in 1994 from 4% in 1993. Due to the delay of deployment of the satellite-delivered compressed digital video technology including SPEXIS and the electronic on-screen movie card, reduction of videotapes and in-room cards were not realized as anticipated.

         Free-to-guest direct costs decreased to $11.8 million in 1994 from $12.8 million in 1993, a decrease of $1.0 million or 7.8%. As a percentage of free-to-guest revenues, free-to-guest direct costs increased to 79.0% in 1994 from 71.6% in 1993. The increase in free-to-guest direct costs as a percentage of free-to-guest revenues is a result of the lower revenues due to price reductions granted in connection with certain PPV contract renewals without a corresponding decrease in programming fees paid to suppliers.

         Other direct costs increased to $4.4 million in 1994 from $3.8 million in 1993, an increase of $.6 million or 15.8%. As a percentage of other revenues, other direct costs increased to 54.8% in 1994 from 50.2% in 1993 principally due to a $1.5 million charge for prior period licensing fees.

         Depreciation and amortization expense increased to $50.5 million in 1994 from $44.1 million in 1993, an increase of $6.4 million or 14.5%. The increase in depreciation is due to the increase in video


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
systems capitalized during 1994 due to the installation of the new satellite-delivered compressed digital video technology.

         Technology and field service charge for 1993 reflects the one-time costs due to changes in technology and field service operations in connection with the EDS Service and Technology Agreement. SpectraVision recorded costs in the amount of $7.0 million for the write-off of obsolete equipment (primarily videotape players and obsolete microprocessing equipment) and personnel related costs associated with the reorganization of SpectraVision's field service operations. Approximately $3.9 million was attributable to the write-off of obsolete equipment and $3.1 million was due to costs of severance and incentives to field operation personnel and costs related to the closing of field service offices. The EDS Service and Technology Agreement was executed in July 1993 and SpectraVision's management determined the impact on operations including obsolete equipment and personnel reductions at that time and accordingly recorded the estimation of these costs in the results of operations for 1993.

         Loss on sale of manufacturing assets and inventory is a result of the sale of SpectraVision's manufacturing operations to The Cerplex Group in December 1993. Certech Technology, Inc., a wholly-owned subsidiary of The Cerplex Group, manufactures and sells to SpectraVision a portion of the hotel PPV system components. Certech has leased the manufacturing space at SpectraVision's corporate headquarters. The cash proceeds to SpectraVision resulting from the sale of assets and inventory were $5.2 million. The net loss on the transaction of $0.7 million is comprised of a gain on the sale of assets net of inventory write-downs and accrued severance costs.

         Operating expenses combined with contracted service costs increased to $34.2 million in 1994 from $26.3 million in 1993, a net increase of $7.9 million or 30.0%. Operating expenses for periods prior to April 1994 include costs of SpectraVision's U.S. field service organization as well as field service operations in its foreign subsidiaries, and labor costs of repairs and maintenance of hotel system components (including TV's). Subsequent to March 1994, operating expenses are comprised of field service operations of the foreign subsidiaries and repairs and maintenance costs. The combined expenses for 1994 includes a decrease of approximately $2.2 million due to personnel transferred from operations to SpectraVision's sales organization which costs are included in selling and marketing expenses for 1994. Approximately $5.3 million represents duplicated costs during the first quarter of 1994 when SpectraVision employed its own field service organization and also paid contract fees under the EDS Service and Technology Agreement. The cost of repairs to system components also increased. This increase is attributable to both the cost of shipping and the increased quantity of room units and videotape players repaired. The increased number of repairs, primarily to room unit channel selectors, is partially due to the omission of on-site repairs previously performed by SpectraVision field service personnel.

         Selling and marketing expenses increased to $8.7 million in 1994 from $5.1 million in 1993, an increase of $3.6 million or 70.6%. Sales costs increased approximately $2.2 million due to transfers of personnel previously utilized in the field operations group as described above. Marketing costs increased approximately $1.2 million due to activities associated with public relations and promotion of new products.

         General and administrative expenses increased to $19.6 million in 1994 from $15.4 million in 1993, a net increase of $4.2 million or 27.3%. Expenses in 1994 included severance costs of $2.1 million due to changes in executive management. Additionally there were increases in legal fees and increases in outside management fees for warehouse management and shipping services provided by Certech. Directors' and officers' liability insurance costs and bad debt expense decreased in 1994 as compared to 1993.


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
         Non-operating income for 1994 was $1.2 million and is comprised of business interruption insurance proceeds from hurricanes in 1993 and certain non-operating payments received in-lieu of performance under purchase orders for equipment by a customer. Non-operating income was zero in 1993.

         Research and development expenses increased to $3.8 million in 1994 from $1.6 million in 1993, an increase of $2.2 million due to increased development and support of the satellite-delivered compressed digital video technology.

         Interest expense (net) increased to $55.0 million in 1994 from $49.0 million in 1993, an increase of $6.0 million or 12.2%. Cash interest expense decreased from $43.2 million in 1993 to $4.0 million in 1994, a decrease of $39.2 million. Non-cash interest expense increased from $6.1 million in 1993 to $51.2 million in 1994, an increase of $45.1 million. The decrease in cash interest expense and the increase in non-cash interest expense is due to SpectraVision's issuance of additional Reset Notes in payment of the interest obligation on June 1 and December 1, 1994 on the Reset Notes resulting in $34.0 million of non-cash interest expense. Additionally, 1994 includes a full year of discount accretion on the Senior Notes (issued in October 1993) compared to only 3 months of discount accretion during 1993.

         State and foreign income tax benefit was $448,888 in 1994 as compared to $1.7 million of state and foreign income tax expense in 1993, a decrease of $2.2 million. The benefit in 1994 is primarily attributed to operating losses on the state level resulting in loss carrybacks.

         Deferred tax benefits increased to $28.5 million in 1994 from $4.5 million in 1993, as a result of a reduction in SpectraVision's net deferred tax liabilities. The increase in the tax benefit for 1994 as compared to 1993 primarily relates to the write-down of hotel contracts. SpectraVision has recognized deferred tax assets only to the extent such assets can be realized through future reversals of existing taxable temporary differences. As of December 31, 1994 the net operating loss carryforwards for federal income tax purposes were $285 million.

         Loss before extraordinary items increased to $254.3 million in 1994 from $43.1 million in 1993, an increase of $211.2 million. The net loss for 1994 includes a one-time charge of $196.3 million for the revaluation of hotel contracts and patent costs.

LIQUIDITY AND CAPITAL RESOURCES

         In connection with the consummation of the Transactions, On Command Corporation will require approximately $90 million to refinance the SpectraVision DIP Loan, to repay the OCV Debt, to pay closing and exit costs related to consummating the Plan and to provide initial working capital. Management of Ascent and On Command Corporation are in discussions with several lending institutions, each of which has expressed its willingness to underwrite a revolving credit facility for On Command Corporation of at least $125 million.

         On Command Corporation's principal cash requirements are expected to include continued installation by OCV and Spectradyne of on-demand systems, including installations for new customers and the conversion of hotels currently under contract and receiving only scheduled service. On Command Corporation expects to have access to short-term and long-term financing at favorable rates under the credit facility currently being negotiated. Management of On Command Corporation believes that funds generated by operations and funds available under the new credit facility will be sufficient for On Command Corporation to satisfy its growth and finance working capital requirements through 1997.


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
         Furthermore, On Command Corporation and Ascent will enter into the Corporate Agreement, pursuant to which On Command Corporation will agree with Ascent not to incur any indebtedness without Ascent's prior consent, other than the indebtedness contemplated by the Acquisition Agreement. In addition, pursuant to the COMSAT Agreement, Ascent has agreed not to incur any indebtedness, other than under Ascent's existing credit facility (and refinancings thereof) and indebtedness incurred in the ordinary course of business which together shall not exceed $175 million in the aggregate, which amount Ascent management believes COMSAT will consent to increase as is reasonably required by Ascent in order to secure adequate financing to consummate the Transactions. A primary purpose of the COMSAT Agreement is to require Ascent to coordinate its capital requirements with COMSAT so that COMSAT can monitor its compliance with the regulations of the FCC applicable to the capital structure and debt financing activities of COMSAT and its consolidated subsidiaries. COMSAT is required to submit a financial plan to the FCC for review annually. Under existing FCC guidelines, COMSAT is subject to a maximum long-term debt to total capital ratio of 45%, a limit of $200 million in short-term debt and interest coverage ratio of 2.3 to 1. In April 1996, COMSAT submitted its current plan, which seeks a temporary decrease in the interest coverage ratio to a minimum of 1.9 to 1 for the 1996 plan year and an increase in the short-term debt limit to $275 million as long as the financial statements of Ascent are consolidated with those of COMSAT. COMSAT has informed Ascent that COMSAT was in compliance with both the long-term debt to total capital ratio and the short-term debt limit at June 30, 1996 and expects to be in compliance with those guidelines at December 31, 1996 if the short-term limit is modified as requested. If the FCC approves COMSAT's request, COMSAT has further informed Ascent that it expects that the cash flows from operations and COMSAT's consolidated short-term borrowing capacity, including under Ascent's credit facility or a refinancing thereof in connection with the Transactions, will be sufficient to fund COMSAT's aggregate cash requirements for the balance of 1996. However, COMSAT has further informed Ascent that COMSAT expects to seek a further modification of the interest coverage ratio in order to be in compliance with that guideline at the annual December 31, 1996 measurement date, primarily due to Ascent's operations. Accordingly, COMSAT has advised Ascent that COMSAT will need to apply for a further modification of the interest coverage ratio and, in order to meet its funding requirements beyond 1996, may seek a further modification of the short-term debt limit. Finally, COMSAT has informed Ascent that if COMSAT were to fail to satisfy one or more of the FCC guidelines as of an applicable measurement date, COMSAT and its consolidated subsidiaries, including Ascent, would be required to seek advance FCC approval of future financing activities on a case by case basis. If such approval were not granted for any financing activities sought by On Command Corporation, it could be required to reduce or reschedule planned capital investments, reduce cash outlays, reduce debt or sell assets.

SEASONALITY

         The business of each of OCV and Spectradyne is, and the business of On Command Corporation is expected to be, seasonal, with higher revenues realized during the summer months and lower revenues realized during the winter months due to business and vacation travel patterns.

                                    BUSINESS

GENERAL

         On Command Corporation is a newly formed Delaware corporation. From and after the Closing Date, and after giving effect to the Transactions, On Command Corporation will be a holding company the principal assets of which will be OCV, Spectradyne and On Command Development, each of which will operate as a separate, wholly owned subsidiary of On Command Corporation.

         OCV is the leading provider (by number of hotel rooms served) of on-demand in-room entertainment for the United States lodging industry. The OCV system is a patented video selection and distribution system that allows guests to select from up to 50 motion pictures on computer controlled television sets located in their rooms at any time. OCV also provides in-room viewing of free-to-guest programming of select cable channels (such as HBO, the Disney Channel, Showtime, ESPN and CNN) and other interactive services under long-term contracts primarily to business and luxury hotel chains such as Marriott, Hilton, Wyndham, Doubletree, Fairmont, Embassy Suites and Holiday Inn, and to other select hotels. OCV has experienced rapid growth in the past three years, increasing its base of installed on- demand rooms from approximately 37,000 rooms at the end of 1992 to approximately 419,000 rooms at June 30, 1996. See "--On Command Video Corporation."

         Spectradyne, a subsidiary of SpectraVision, is a leading provider of interactive in-room video entertainment services to the lodging industry. Founded in 1971, SpectraVision originally developed and patented a system which provides in-room television viewing of recently released major and other motion pictures on a PPV basis. SpectraVision, through Spectradyne, subsequently expanded its services to include providing PPV movies in an on-demand format, delivering free-to-guest programming and providing interactive services that capitalize on Spectradyne's proprietary two-way communications equipment. Spectradyne has been a major provider of these services to the lodging industry since 1971 and, at June 30, 1996, provided PPV services to approximately 495,000 rooms in approximately 1,600 hotels. Spectradyne provides its services under contracts to hotel chains, hotel management companies and individually owned and franchised hotel properties.

         In June 1993, SpectraVision entered into a ten-year exclusive contract with EDS to install and maintain a digital satellite delivered hotel PPV system. By late 1994, the costs associated with the EDS contract combined with SpectraVision's high debt levels created financial difficulties for SpectraVision. In early 1995, SpectraVision determined that a financial restructuring would be required to ensure SpectraVision's long-term survival. SpectraVision conducted restructuring negotiations with representatives of its secured and unsecured creditors during April and May 1995, working toward the development of an overall restructuring plan. In June 1995, SpectraVision concluded that a filing for reorganization under Chapter 11 of the Bankruptcy Code should be made in order to preserve the value of its assets and to ensure that the business had sufficient cash resources to continue operations while it completed the financial restructuring process. On June 8, 1995, the Debtors, filed a petition for relief under the Bankruptcy Code in the Bankruptcy Court.

         On Command Development, a newly formed subsidiary of On Command Corporation, has been formed to develop new technologies to be used by OCV and Spectradyne in order to support and improve OCV's and Spectradyne's operations and to develop new applications to be marketed by OCV and Spectradyne. See "--On Command Development."


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
INDUSTRY OVERVIEW

         Providing in-room video entertainment and information services to the lodging industry includes offering pay-per-view major motion pictures, free-to-guest programming of select pay cable channels and an increasing array of interactive services. Pay-per-view services were introduced in the early 1970's and have since become a standard amenity offered by many hotels to their guests. Historically, providers of programming to hotels delivered their content on a fixed time schedule that did not provide the end- consumer flexibility in choosing when to watch a movie. Typically, a hotel guest would be offered four to eight movies, each of which would be shown once every two to four hours. The development of video switches (including OCV's patented video switch) has enabled providers of pay-per-view services to offer scheduling flexibility to the end-consumer. It has been OCV's experience that rooms having the on- demand format generate significantly greater movie revenues than comparable rooms having only the scheduled movie format. Changes in technology have also led to the ability to provide a number of on- demand interactive services such as folio review, automatic checkout, survey completion, guest messaging and video games.

OPERATING AND GROWTH STRATEGIES

         OCV's operating and growth strategy has been to (i) increase its installed hotel customer base by obtaining contracts with business and luxury hotels, and select mid-priced hotels, not presently under contract with existing vendors or presently served by other vendors as the contracts covering such hotels expire or may be acquired, (ii) create new revenue sources through an expanding range of interactive and information services offered to the lodging industry and (iii) expand into foreign markets and alternative markets, including the corporate, educational, health care and residential markets.

         Following the Transactions, it is anticipated that On Command Corporation will follow a similar operating and growth strategy. On Command Corporation expects to direct the Debtors to assume substantially all of the Spectradyne hotel contracts in connection with the Plan. In certain circumstances, however, On Command Corporation may negotiate modifications to certain of such contracts either as a condition to their assumption or because such modifications may be desirable to both On Command Corporation and to the hotel customer. On Command Corporation intends to operate OCV and Spectradyne as separate operating entities, at least in the short term, until On Command Corporation finalizes plans for integrating operations. As a result, in the short term, On Command Corporation intends to service the Spectradyne hotel contracts on a substantially similar basis as they were serviced by Spectradyne prior to the Acquisition. However, On Command Corporation intends to pursue quickly and diligently renewing or extending many of the contracts with existing Spectradyne hotel customers by offering these customers the opportunity to enter into contracts with OCV for the installation of OCV on- demand PPV movie service and related services in place of the existing Spectradyne service. On Command Corporation management believes that offering Spectradyne's customers the opportunity to receive OCV products and services will result in the retention of a majority of the Spectradyne hotel customers.

         On Command Corporation has directed Spectradyne to assume the contract with Hyatt Corporation ("Hyatt"), which is currently served by Spectradyne's Digital Guest Choice system and to continue to provide equivalent services to Hyatt under such contract.

         Certain of Spectradyne's customers will not be offered the opportunity to receive OCV equipment. These customers are located in Hong Kong, Australia, Singapore and Thailand. OCV is currently a party to an agreement with MagiNet Corporation ("MagiNet") to provide OCV systems and technology to MagiNet in the Asia Pacific region. See "--On Command Video Corporation." Because of the existence of this agreement, OCV does not currently intend to allow any other parties to use the OCV system to service customers in those countries.

         In order to continue to provide the Guest Theater and Digital Guest Choice services to Spectradyne customers, On Command Corporation has entered into an agreement with EDS pursuant to which Spectradyne will continue to lease certain equipment from EDS, and EDS will provide network services and transponder support for these services for up to 45 months after closing. The cost to Spectradyne of this new agreement will be substantially less than SpectraVision had been committed to pay.

         With respect to all of the other suppliers necessary or appropriate to provide PPV and free-to-guest services to Spectradyne's hotel customers, On Command Corporation is currently in negotiations with all of these parties and expects to have agreements in place to provide uninterrupted service. In some cases this will require the assumption of pre-petition Spectradyne agreements, certain of which are expected to be amended in connection with such assumption. In other cases, On Command Corporation anticipates that suppliers will agree to a master agreement with On Command Corporation under which both OCV and Spectradyne would receive products or services from the relevant suppliers.

         Historically, substantially all of OCV's growth has derived from obtaining contracts with hotels in the United States not presently under contract with existing vendors or presently served by other vendors as the contracts covering such hotels expired. On Command Corporation believes that, following the consummation of the Transactions, opportunities for additional growth in the United States will be more limited than in the past. As a result, On Command Corporation intends to focus its strategy for obtaining new hotel customers on international markets. On Command Corporation believes that, relative to the United States, many international markets are underserved by the hotel in-room entertainment industry.

ON COMMAND VIDEO CORPORATION

         OCV is the leading provider (by number of hotel rooms served) of on-demand in-room video entertainment for the United States lodging industry, according to a report published by Paul Kagan Associates, Inc., an industry analyst. The OCV system is a patented video selection and distribution system that allows guests to select from up to 50 motion pictures on computer controlled television sets located in their rooms at any time. OCV has experienced rapid growth in the past three years, increasing its base of installed on-demand rooms from approximately 37,000 rooms at the end of 1992 to approximately 419,000 rooms at June 30, 1996. OCV also provides in-room viewing of free-to-guest programming of select cable channels (such as HBO, the Disney Channel, Showtime, ESPN and CNN) and other interactive services under long-term contracts primarily to business and luxury hotel chains such as Marriott, Hilton, Wyndham, Doubletree, Fairmont, Embassy Suites and Holiday Inn, and to other select hotels.

         In addition to the on-demand in-room entertainment services offered by OCV, since August 1, 1995, OCV also provided lower margin, satellite-delivered pay-per-view movies on a scheduled basis to the lodging industry through its Satellite Cinema division. By June 1996, OCV had converted select Satellite Cinema hotel properties to higher margin OCV services and had sold or discontinued Satellite Cinema services at the remaining hotel properties.

         At June 30, 1996, approximately 97% of OCV's installed on-demand rooms were located in the United States, with the balance located in Canada, the Caribbean and Europe. In addition to installing OCV systems in hotels served by OCV, OCV sells its systems to certain other providers of in-room entertainment, including MagiNet (formerly Pacific Pay Video Limited), which is licensed to use OCV's


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system to provide on-demand in-room entertainment in the Asia Pacific region.

Services and Products

         OCV provides on-demand in-room television viewing of major motion pictures (including new releases) and independent non-rated motion pictures for mature audiences for which a hotel guest pays on a per-view basis. Guests can choose among 20 to 50 different video programs on demand, depending upon the size of the hotel, with larger hotels offering a wider selection. The hardware installed in OCV's systems consists of a microprocessor controlling the television in each room, a handheld remote control and a central "head-end" video rack and system computer located elsewhere in the hotel. The in-room terminal unit may be integrated within, or located behind, the television. OCV emphasizes sales and installations of full-scale OCV video on-demand systems to business and luxury hotels. OCV is also marketing lower cost Video NOW(TM) systems to select mid-priced hotels. The Video NOW(TM) system works with the hotel's existing televisions and telephones, allowing guests to use their touch-tone telephones to access on-demand movies and other programming.

         OCV provides service under contracts with hotels that generally run for a term of seven years. Under these contracts, OCV installs its system into the hotel at OCV's cost and OCV retains ownership of all equipment utilized in providing the service. Traditionally, the hotel provides and owns the televisions; however, on occasion, OCV provides televisions to hotels that meet certain economic criteria. OCV undertakes a significant investment when it installs its system in a property, sometimes rewiring the entire hotel. Depending on the size of the hotel property and the configuration of the system installed, the installed cost of a new on-demand system with interactive and video game services capabilities, including the head-end equipment, ranges from $400 to $700 per room, or approximately $300 per room if the Video NOW(TM) system is used. OCV's contracts with hotels provide that OCV will be the exclusive provider of in-room, pay-per-view television entertainment services to the hotel and generally permit OCV to set the movie price. The hotels collect movie viewing charges from their guests and retain a commission equal to a percentage of the total pay-per-view revenue that varies depending upon the size and profitability of the system. Some contracts also require OCV to upgrade its system to the extent that new technologies and features are introduced during the term of the contract. At the scheduled expiration of a contract, OCV generally seeks to extend the contract on terms substantially similar to the current terms. Because of the capital investment that OCV has made in installing its system in a particular hotel, OCV believes it will have a significant competitive advantage over any other provider attempting to displace OCV as provider to that hotel.

         Programming signals originate from video cassette players located within the head-end rack and are transmitted to individual rooms by way of OCV's proprietary video switching technology. Movie starts are controlled automatically by the system computer. The system computer also records the purchase by a guest of any title and reports billing data to the hotel's accounting system, which posts the charge to the guest's bill. Manual functions of the OCV equipment and system are limited to changing video cassettes once a month, which is handled by OCV's field operations personnel. OCV's information system is capable of generating regular reports of guests' entertainment selections, permitting OCV to adjust its programming to respond to viewing patterns. The number of guests that can view a particular movie at the same time varies from hotel to hotel depending upon the popularity of the movie. OCV provides more copies of the most popular programming to hotels. In a typical hotel with 300 rooms, for example, the central "head-end" video rack would consist of approximately 120 video cassette recorders containing up to ten copies of the most popular movies and a total of up to 50 different titles. The OCV system includes a computerized in-room on-screen menu that offers to guests a list of only those movie selections available to the guest at that time. As a result, even though the on-screen menu may not


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include a list of all titles available in the particular hotel, the list includes all movies available to the guest at that particular time, eliminating the possibility of a guest being disappointed when the guest's selection is not available.

         The revenue generated from OCV's pay-per-view service is dependent upon the occupancy rate at the property, the "buy rate" or percentage of occupied rooms that buy movies or other services at the property and the price of the movie or service. Occupancy rates vary by property based on the property's location and competitive position within its marketplace and over time based on seasonal factors and general economic conditions. Buy rates generally reflect the hotel's guest mix profile, the popularity of the motion pictures or services available at the hotel and the guests' other entertainment alternatives. Buy rates also vary over time with general economic conditions. Movie price levels are established by OCV and are set based on the guest mix profile at each property and overall economic conditions. Currently, OCV's movie prices typically are $8.95 for the first purchase by an end-consumer and $4.95 for each subsequent buy by the same end-consumer on the same day.

         OCV obtains non-exclusive rights to show motion pictures from motion picture studios pursuant to a master agreement with each studio. The license period and percentage fee for each motion picture are negotiated separately, with the studio receiving a percentage generally ranging from 30% to 50% of OCV's gross revenue from a major motion picture. For recently released motion pictures, OCV typically obtains rights to exhibit the picture after the motion picture has been released in theaters, but prior to its release to the home video market or exhibition on cable television. OCV also obtains independent motion pictures, most of which are non-rated and are intended for mature audiences, for a one-time flat fee that is nominal in relation to the licensing fees paid for major motion pictures.

         In addition to pay-per-view services, OCV provides television programming for which the hotel, rather than its guests, pays the charges. Free-to-guest services allow a hotel to receive one or more satellite-distributed programming channels, which are delivered to the rooms via a satellite earth station over the hotel's existing master antenna system. This service requires much less significant capital expenditures by OCV because the earth station equipment generally either is provided independently by the hotel or is purchased or leased from OCV. OCV also provides certain interactive services such as video check-out, room service ordering and guest satisfaction surveys. The OCV system also enables hotel owners to broadcast informational and promotional messages and to monitor room availability.

         For free-to-guest services, the hotel typically pays OCV a monthly charge per room for each programming channel selected and provides these channels to its guests free-of-charge. Premium channels, such as HBO, Showtime and The Disney Channel, broadcast major motion pictures and specialty programming, while non-premium channels, such as CNN and ESPN, broadcast news, sports and informational programs. OCV believes premium programming suppliers typically contract only with cable companies and other large volume subscribers, such as OCV, and generally will not provide programming directly to individual hotel properties. OCV successfully competes with local cable television operators by customizing packages of programming to provide only those channels desired by the hotel subscriber, which typically reduces the overall cost of the services provided. See "--Competition." OCV obtains its free-to-guest programming pursuant to multi-year license agreements and pays its programming suppliers a monthly fee for each room offering the service.

Sales and Marketing

         On Command Corporation believes that, along with its technological leadership, OCV sales and marketing strategy is key to OCV maintaining its high revenues per room relative to its major competitors. OCV's marketing efforts are focused on business and luxury hotels with at least 150 rooms, as OCV


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believes that such hotels consistently generate the highest revenues per room in the lodging industry. OCV also targets smaller business and luxury hotels and select mid-priced hotels that meet OCV's profitability criteria. On Command Corporation intends to continue targeting established hotel chains and certain luxury independent hotels. OCV markets its services to hotel guests by means of on-screen advertising that highlights the services and motion picture selections of the month.

Installation and Service Operations

         At June 30, 1996, OCV's installation and service organization consisted of approximately 212 installation and service personnel in the United States and Canada. Unlike a number of its competitors, OCV-employed installation and service personnel are responsible for all of the on-demand hotel rooms served by OCV. Installation and service personnel are responsible for system maintenance and distribution of video cassettes. OCV's installation personnel prepare site surveys to determine the type of equipment to be installed at each particular hotel, install OCV's systems, train the hotel staff to operate the systems and perform quality control tests. OCV also utilizes local installation subcontractors supervised by full-time OCV personnel to install its backlog.

         OCV maintains a toll-free technical support hot line that is monitored 24 hours a day by trained support technicians. The on-line diagnostic capability of OCV's system enables OCV to identify and resolve a majority of the reported system malfunctions from OCV's service control center without visiting the hotel property. When a service visit is required, the modular design of OCV's systems generally permits installation and service personnel to replace defective components at the hotel site.

Technology

         OCV's system incorporates OCV's proprietary communications system design with commercially manufactured components and hardware such as video cassette players, amplifiers and computers. Because OCV's systems utilize industry standard interfaces, OCV can integrate new technologies as they become economically viable. Such technologies might include digital compression and store-and-forward, which would permit multiple users to access the same stored movie at varying start times. OCV has chosen not to use a satellite-based movie transmission system at the present time, primarily because of the inability of such a system to provide on-demand services on a cost-effective basis. However, OCV believes that it can integrate satellite transmission technology and other technology into its systems when the economic viability of such technology is established.

Manufacturing and Suppliers

         OCV contracts directly with various electronics firms for the manufacture and assembly of its systems hardware, the design of which is controlled by OCV. Historically, OCV has found these suppliers to be dependable and able to meet delivery schedules on time. OCV believes that, in the event of a termination of any of its sources, alternate suppliers could be located without incurring significant costs or delays. However, certain electronic component parts used with OCV's products are available from a limited number of suppliers and can be subject to temporary shortages because of general economic conditions and the demand and supply for such component parts. If OCV were to experience a shortage of any given electronic part, OCV believes that alternative parts could be obtained or system design changes implemented. In such event, OCV could experience a temporary reduction in the rate of new room installations and/or an increase in the cost of such installation.

         The head-end electronics are assembled at OCV's facilities for testing prior to shipping. Following assembly and testing of equipment designed specifically for a particular hotel, the system is


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shipped to each location, where it is installed by OCV-employed and trained technicians, typically assisted by independent contractors.

         OCV also maintains direct contractual relations with various suppliers of pay-per-view and free-to- guest programming, including the motion picture studios and programming networks. OCV believes its relationships with all suppliers are good, except for Showtime Networks Inc., ("Showtime") which is disputing OCV's performance of the contract with Showtime in connection with OCV's termination of scheduled satellite pay-per-view service.

SPECTRADYNE, INC.

         Spectradyne is the principal operating subsidiary of SpectraVision, which is a leading provider of interactive in-room video entertainment services to the lodging industry. Founded in 1971, SpectraVision originally developed and patented a system, known as "SpectraVision(TM)," which provides in-room television viewing of recently released major and other motion pictures on a PPV basis. Spectradyne subsequently expanded its services to include providing PPV movies in an on-demand format, delivering free-to-guest programming and providing interactive services that capitalize on SpectraVision's proprietary two-way communications equipment. Spectradyne has been a major provider of these services to the lodging industry since 1971 and at June 30, 1996, provided PPV services to approximately 495,000 rooms in approximately 1,600 hotels. Spectradyne provides its services under contracts to hotel chains, hotel management companies and individually owned and franchised hotel properties.

Pay-Per-View Services

         Spectradyne's primary source of revenue is providing in-room television viewing of recently released major movies and independently produced motion pictures for mature audiences to hotel guests on a pay-per-view basis. This service is attractive to hotel operators because it provides a service desired by the guests at no or minimal cost to the hotel. The movie price is automatically charged to the guest room in which the movie was viewed. At June 30, 1996, Spectradyne provided PPV service to approximately 495,000 rooms in approximately 1,600 hotels. Spectradyne provides its PPV service through several products including: (i) SpectraVision(TM), a scheduled tape-based play system;
(ii) SpectraVision Guest Theater(TM), a scheduled play system utilizing satellite delivery; (iii) Guest Choice(TM), an analog tape system which provides on-demand viewing of up to 200 videotapes; and (iv) Digital Guest Choice, the industry's only digital video on-demand service.

         SpectraVision(TM). Spectradyne's tape-based SpectraVision(TM) system typically offers a hotel guest eight movies per day at predetermined times. The movie schedule typically consists of a mix of major motion pictures available after commencing first-run theatrical exhibition and before release on cable or home video, and independently produced movies for mature audiences. On the first day of each month, Spectradyne typically replaces a majority of the movies on each schedule with new features. At June 30, 1996 Spectradyne had SpectraVision(TM) installed in 581 hotels with a total of 152,123 rooms.

         Guest Theater(TM). Spectradyne's Guest Theater(TM) system utilizing digital satellite delivery technology was introduced in the fourth quarter of 1993. Guest Theater(TM) increases the number of movies available in a SpectraVision(TM) system from eight to 20 by varying movie selections on a nightly basis. At June 30, 1996, Spectradyne had Guest Theater installed in 1,099 hotels with a total of 352,612 rooms.

         Guest Choice(TM). In 1991, Spectradyne introduced Guest Choice(TM) to provide hotel guests with on-demand viewing from a library of up to 200 videotapes per hotel. At June 30, 1996, Guest Choice(TM) was installed in 229,618 rooms in 508 hotels, substantially all of which also offer either SpectraVision(TM)


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or Guest Theater(TM) services. The on-demand capability significantly increases usage of the PPV service by the hotel guests, and Spectradyne experienced increases in viewership on average of approximately 40% in the hotels in which Guest Choice(TM) systems have been installed. Through Guest Choice(TM), Spectradyne provides on-demand viewing of major motion pictures, independently produced movies for mature audiences, and a variety of other topics, such as exercise programs, business information, children's programming and other special interest tapes. The Guest Choice(TM) system includes SpectraVision's proprietary equipment and software, and utilizes a patented video rack designed and manufactured by a third party.

         Digital Guest Choice(TM). During 1994, Spectradyne introduced its new digital video on-demand service, Digital Guest Choice, that provides on-demand viewing of digitally stored movies. Digital Guest Choice(TM) utilizes satellite technology to deliver digitized movies to high capacity disk arrays. The digitized movies are stored at the hotel site and then decoded and forwarded to the guest instantaneously and on-demand. Digital Guest Choice allows multiple users to access the same digitally stored movie image at the same time. This on-demand system virtually eliminates lost views due to another guest already viewing a particular videotape or if all tape players are in use. At June 30, 1996, Spectradyne had installed Digital Guest Choice(TM) in 105 hotels with a total of approximately 57,615 rooms.

         In addition to its operations in the United States, SpectraVision offers its services in Canada, Mexico, Puerto Rico, the U.S. Virgin Islands, Hong Kong, Singapore, Thailand, Australia and the Bahamas. The legal entities located in Canada, Puerto Rico, the U.S. Virgin Islands, Hong Kong, Singapore, Thailand, and Australia are not part of the Bankruptcy Case. These entities will be acquired by On Command Corporation as part of the Acquisition, and On Command Corporation intends to continue to expand Spectradyne's international operations. Spectradyne is a leading provider of in-room video entertainment in the Asia-Pacific region and in Australia. Spectradyne serves its international hotel customers primarily with its tape-based systems, but generally experiences higher revenues and operating cash flow per room than in the United States because of higher prices, higher usage and the lack of programming alternatives.

Free-To-Guest Services

         Spectradyne also markets a free-to-guest service pursuant to which a hotel may elect to receive one or more satellite programming channels, such as HBO, CNN, ESPN, WTBS and other cable networks. The hotel typically pays Spectradyne a fixed monthly fee per room for each programming channel selected. At June 30, 1996, Spectradyne provided free-to-guest services to 739 hotels serving 262,371 guest rooms. Approximately 94% of these rooms also offer Spectradyne's PPV services.

         Spectradyne provides its free-to-guest programming pursuant to affiliation license agreements. The free-to-guest programming agreements typically are multi-year contracts under which SpectraVision pays the supplier a fee for each room offering this programming. License agreements for HBO, ESPN and CNN expire on December 31, 1997, July 31, 1996 and December 31, 2000, respectively.

Interactive And Other Services

         In addition to entertainment services, Spectradyne provides interactive services to the lodging industry. These services generate revenues and cash flows for Spectradyne which are independent of viewing levels. These services utilize the two-way interactive communications capability of the PPV equipment and include Video Checkout(TM), Video Messaging(TM), Video Breakfast Menu(TM), Video Bellman(TM), Smart Survey(TM) and room availability monitoring. The hotel typically pays a fixed monthly fee for each service selected. Interactive services are also currently available in Spanish, French, and certain other


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foreign languages. Spectradyne offers its interactive services only to hotels that have PPV systems. In most cases, the interactive services are made a part of the contract for pay-per-view services and the service term is concurrent with the term of the pay-per-view contract, which is typically five years. At June 30, 1996, Spectradyne provided one or more interactive services to 234,481 rooms in 508 hotels, all of which also offer Spectradyne's PPV service.

         Other revenue sources include the sale and license of Spectradyne's proprietary equipment, the installation, design and maintenance of hotel Master Antenna Television ("MATV") systems, sales of satellite dishes, sales of miscellaneous parts and supplies (including television remote controls) and advertising revenues.

Programming

         Spectradyne obtains the nonexclusive rights to show recently released motion pictures from major motion picture studios generally pursuant to a master agreement with each studio. The license period and fee for each motion picture are negotiated individually with each studio, which typically receives a percentage of that picture's gross revenues generated in Spectradyne's PPV system. Negotiated fees are related to the popularity of a given movie and the volume of pictures licensed by SpectraVision from a given studio. Those license fees typically decline over the time the movie is played in Spectradyne's PPV systems. Typically, Spectradyne obtains rights to exhibit major motion pictures during the "Hotel/Motel PPV Window," which is the time period after initial theatrical release and before release for home video distribution or cable television exhibition. Spectradyne attempts to license pictures as close as possible to a motion picture's theatrical release date to benefit from the studios' advertising and promotional efforts.

         With respect to most independently produced features, Spectradyne obtains non-exclusive rights from the producers for a flat fee for an extended period of time.

The EDS Service And Technology Agreement

         In 1993, SpectraVision entered into a ten-year agreement with EDS to install a satellite-based digital movie delivery system to replace its existing tape-based delivery systems. In conjunction with the installation of this system, SpectraVision introduced its new SPEXIS computer system which allows SpectraVision to provide new and improved interactive services. SpectraVision and EDS first installed equipment to enable SpectraVision to provide its scheduled play movies in a compressed digital video format on a real time basis via satellite (Guest Theater). In late 1994, SpectraVision and EDS began the second phase of the technology conversion and initiated the installation of a digital video on-demand system (Digital Guest Choice) in selected hotels. This system consists of high capacity disk arrays, which are used to store digitized movies, delivered to a hotel via satellite, for instantaneous on-demand viewing by hotel guests.

         SpectraVision also entered into a contract with EDS whereby EDS assumed SpectraVision's field service and Management Information Services ("MIS") functions. The transition of SpectraVision's field service to EDS involved numerous difficulties for field service personnel in maintaining the normal level of repairs and maintenance required. On February 1, 1996, the Bankruptcy Court approved a modification to the EDS Service and Technology Agreement whereby the field service and the MIS services operations would transition back to SpectraVision. SpectraVision is currently in the process of implementing this agreement.


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         In accordance with the terms of SpectraVision's ten-year exclusive contract, EDS has granted SpectraVision exclusive rights during the term of the EDS contract with regard to the use, installation and operation of compressed digital video technology within the U.S. hotel market as well as in hospitals, nursing homes, supervised retirement facilities and military installations. SpectraVision has the right, in its sole discretion, to approve any venture by EDS, whether on its own or with a third party, to install, operate or manage any compressed digital video network in the U.S. market.


Hotel Contracts

         Spectradyne typically enters into a separate contract with each hotel for the services provided. Contracts with the corporate-managed hotels in any one chain generally are negotiated by that chain's corporate management, and the hotels subscribe at the direction of corporate management. In the case of franchised or independently owned hotels, the contracts are generally negotiated separately with each hotel. Existing contracts generally have a term of five or seven years from the date the system becomes operational. At the scheduled expiration of a contract, Spectradyne typically seeks to extend the term of a hotel's contract with market competitive terms. At June 30, 1996, approximately 19.4% of the pay-per-view hotels have contracts that have expired and are on a month-to-month basis. Approximately 27.1% of the pay-per-view hotels served by SpectraVision have contracts that expired or have contract expiration dates during 1996.

         Spectradyne currently provides PPV services to hotels that are part of chains including Hyatt, Loew's, Four Seasons, Stouffer and Harvey Hotels. Spectradyne offers its free-to-guest services to the same type of hotels to which it markets its pay-per-view services. The service is provided to hotels pursuant to contracts similar to the pay-per-view contracts, although in certain cases, the contracts are terminable after three years, at the option of the hotel, upon payment of a fee to Spectradyne.

Manufacturing

         Prior to 1994, SpectraVision manufactured substantially all of the equipment used in its tape-based PPV and interactive hotel systems. In December 1993, Spectradyne manufacturing capability was sold to The Cerplex Group. In connection with this sale, Spectradyne entered into a five year contract with Certech Technology, Inc. ("Certech"), a wholly owned subsidiary of The Cerplex Group, to provide manufacturing and repair services of certain equipment for use in hotel PPV and interactive systems.

COMPETITION

         There are several providers of in-room on-demand video entertainment to the lodging industry, at least three of which (including OCV and Spectradyne) provide pay-per-view and free-to-guest programming and other interactive services over the hotel television. Pay-per-view, the most profitable component of the services offered, competes for a guest's entertainment resources with broadcast television, free-to-guest programming and cable television services. In addition, there are a number of potential competitors that could utilize their existing infrastructure to provide in-room entertainment to the lodging industry, including cable companies (including wireless cable), telecommunications companies and direct-to-home and direct broadcast satellite companies. Some of these potential competitors are already providing free-to-guest services to hotels and testing video-on-demand.

         On Command Corporation, through OCV and Spectradyne, will be the leading provider (by number of hotel rooms served) of in-room television entertainment services and the leading provider (by number of hotel rooms served) of in-room on-demand television entertainment services to the United


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States lodging industry. On Command Corporation, through OCV and Spectradyne, will compete on a national scale primarily with LodgeNet Entertainment Corporation ("LodgeNet"), and on a regional basis with certain other smaller entities. Based on publicly filed information, On Command Corporation estimates that, at June 30, 1996, LodgeNet served approximately 335,623 pay-per-view rooms (of which approximately 284,102 are equipped with on-demand services), compared to OCV's approximately 419,000 on-demand rooms and SpectraVision's approximately 495,000 pay-per-view rooms (of which approximately 287,233 are on-demand rooms).

         Competition with respect to new guest pay contracts centers on a variety of factors, depending upon the circumstances important to a particular hotel. Among the more important factors are (i) the features and benefits of the entertainment systems, (ii) the quality of the vendor's technical support and maintenance services and (iii) the financial terms and conditions of the proposed contract. With respect to hotel properties already receiving in-room entertainment services, the current provider may have certain informational and installation cost advantages as compared to outside competitors.

         On Command Corporation anticipates substantial competition in obtaining new contracts with major hotel chains. On Command Corporation believes that hotels view the provision of in-room on- demand entertainment both as a revenue source and as a source of competitive advantage in that sophisticated hotel guests are increasingly demanding a greater range of quality entertainment and informational alternatives. At the same time, On Command Corporation believes that certain major hotel chains have awarded contracts based primarily on the level and nature of financial and other incentives offered by the pay-per-view service provider. While On Command Corporation believes OCV's high revenue per room will enable On Command Corporation to continue to offer hotels attractive economics, its competitors may attempt to gain or maintain market share at the expense of profitability. Even if it were able to do so, On Command Corporation may not always be willing to match the incentives provided by its competitors. On Command Corporation believes that its other competitive advantages, together with its long-term contracts, will substantially offset the potentially negative effect of any incentive-based pricing by its competitors.

REGULATION

         The Federal Communications Commission (the "FCC") has broad jurisdiction over electronic communications. The FCC does not directly regulate OCV's or Spectradyne's pay-per-view or free-to- guest services. The FCC's jurisdiction does, however, encompass certain aspects of OCV's and Spectradyne's operations as they relate to the offering of satellite-delivered pay-per-view movies.

         The FCC's jurisdiction also encompasses certain aspects of Spectradyne's operations as they relate to Spectradyne's use of the radio frequency spectrum in certain hotels served by Spectradyne. Spectradyne has, as a matter of practice, obtained optional licenses from the FCC for a number of its downlink, television receive-only earth stations, which are used to receive transmissions from communications satellites in connection with Spectradyne's free-to-guest services and obtained the required licenses for the microwave point-to-point relay facilities.

         On February 1, 1996, Congress passed The Telecommunications Act of 1996 (the "Telecommunications Act"), which was signed into law on February 8, 1996. The Telecommunications Act will alter federal, state and local laws and regulations for telecommunications providers and services, and may affect OCV and Spectradyne. There are numerous rulemakings to be undertaken by the FCC that will interpret and implement the Telecommunications Act. It is not possible at this time to predict the outcome of such rulemakings.


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PATENTS, TRADEMARKS AND COPYRIGHTS

         OCV and Spectradyne own a number of patents and patent licenses. Although OCV and Spectradyne maintain patents for some of their products, On Command Corporation believes that the design, innovation and quality of OCV's and Spectradyne's products and their relations with their customers are substantially more important to the maintenance and growth of On Command Corporation's business. Accordingly, On Command Corporation does not believe that it is dependent to any material extent upon any single patent or group of patents. OCV and Spectradyne also own various tradenames, trademarks and logos used in their businesses, which On Command Corporation intends to actively protect.

EMPLOYEES

         Pursuant to the Acquisition Agreement, On Command Corporation may extend offers of employment to those employees of the Debtors that On Command Corporation desires to hire. The Debtors have agreed to waive any claims against On Command Corporation or the Debtors' employees arising from such employment.

         As of June 30, 1996, OCV had 391 employees worldwide and Spectradyne had 374 employees worldwide. OCV and SpectraVision believe that their relationship with their employees is good.

PROPERTIES

         OCV currently leases its headquarters located in Santa Clara, California. The headquarters contain approximately 67,000 square feet of office, light manufacturing and storage space. OCV has entered into a new lease and will relocate its headquarters, office, light manufacturing and storage space to a 131,000 square foot facility in San Jose, California in the fourth quarter of 1996. In connection with the Acquisition, On Command Corporation will acquire, through Spectradyne, the SpectraVision headquarters building, which contains approximately 84,000 square feet of manufacturing and office space, of which 45,000 square feet are currently leased to Certech, which lease will not be assumed. SpectraVision also leases office space throughout the United States, Canada, Mexico, Puerto Rico, Hong Kong and Australia for its customer support operations. On Command Corporation will also direct the Debtors to assume certain other SpectraVision leases to ensure that after the Acquisition, SpectraVision's properties are suitable and adequate for SpectraVision's business operations.

LEGAL PROCEEDINGS

         OCV is a defendant, and may be potential defendant, in lawsuits and claims arising in the ordinary course of its business. While the outcomes of such claims, lawsuits, or other proceedings cannot be predicted with certainty, management expects that such liability, to the extent not provided for by insurance or otherwise, will not have a material adverse effect on the financial condition of OCV.

         Proceedings in connection with any lawsuit against Spectradyne have been stayed as a result of the Bankruptcy Case. None of Spectradyne's liabilities, actual or contingent, under any lawsuit to which it is a party will be assumed by On Command Corporation in the Acquisition.

                                   MANAGEMENT

         On Command Corporation will initially have a Board of Directors consisting of seven directors, five of whom initially will be selected by Ascent and two of whom initially will be selected by the Creditors' Committee (subject to the approval of Ascent, such approval not to be unreasonably withheld). All such directors will be subject to approval by the Bankruptcy Court and to requirements as to independent directors if the OCC Common Stock is listed on the Nasdaq National Market or on another securities exchange. The initial officers of On Command Corporation will be selected by Ascent.

DIRECTORS AND THE EXECUTIVE OFFICERS

         The following table sets forth the information concerning the individuals who are the directors and officers of On Command Corporation as of August 1, 1996. On Command Corporation will name those persons who are expected to be the directors and executive officers of On Command Corporation immediately following consummation of the Transactions in an amendment to the registration statement of which this Information Statement/Prospectus is a part.


                     Name                         Age                                   Position
                     ----                         ---                                   --------

Robert Snyder..................................   60             President and Chief Executive Officer

James A. Cronin, III...........................   41             Executive Vice President--Finance, Chief
                                                                 Operating Officer and Director

Charles Lyons..................................   42             Chairman of the Board

Robert M. Kavner...............................   52             Director


         Robert Snyder has been President and Chief Executive Officer of On Command Corporation since its formation in July 1996. Mr. Snyder has been President of OCV since 1987 and Chief Executive Officer of OCV since July 1995.

         James A. Cronin, III has been Executive Vice President--Finance and Chief Operating Officer and Director of On Command Corporation since its formation in July 1996. Mr. Cronin has been chief operating officer and executive vice president of finance for Ascent since June 21, 1996. Prior to joining Ascent, Mr. Cronin served as a financial and management consultant from 1992 through June 1996 and as a partner in Alfred Checchi Associates, a merchant bank, from 1990 through 1991. Mr. Cronin is also a director of Landair Services, Inc. and Eastbay, Inc.

         Charles Lyons has been Chairman of the Board of On Command Corporation since its formation in July 1996. Mr. Lyons has been President, Chief Executive Office and a director of Ascent Entertainment Group, Inc. since October 1995, and prior to that he was President and a director of Ascent's predecessors since February 1992. He was Vice President and General Manager, COMSAT Video Enterprises, now Ascent Network Services, Inc., from October 1990 to January 1992. Prior to joining COMSAT, Mr. Lyons was with Marriott Corporation from 1982 to October 1990 in various executive positions.

         Robert M. Kavner is a principal in Kavner & Associates, a consulting firm for media and communication companies. From June 1994 through September 1995, Mr. Kavner was an Executive Vice President of Creative Artists Agency, Inc. Prior to joining Creative Artists Agency, Mr. Kavner was Executive Vice President of AT&T Corp. ("AT&T") and Chief Executive Office of AT&T's Multimedia Products and Services Group. He was also a member of AT&T's Management Executive Committee.

From 1992 to 1994, Mr. Kavner was Group Executive for Communications Products Group of AT&T. From 1988 to 1991, Mr. Kavner was President of AT&T's Data Systems Group. Mr. Kavner is also a director of the Fleet Financial Corp.


COMMITTEES OF THE BOARD OF DIRECTORS

         On Command Corporation intends to create an Audit and Finance Committee, which will include independent directors and will review the results and scope of the audit and other services provided by On Command Corporation's independent auditors. The On Command Corporation Board of Directors also intends to create a Nominating and Compensation Committee. The On Command Corporation Board of Directors will appoint members to these committees prior to the completion of the Transactions.

DIRECTORS' COMPENSATION

         On Command Corporation intends to pay directors who are not employees of On Command Corporation, its subsidiaries or, for so long as Ascent owns 50% of the outstanding OCC Common Stock, Ascent or Ascent's subsidiaries or affiliates, $_______ for each attended meeting of the On Command Corporation Board of Directors or committee thereof and each meeting held pursuant to a special assignment. On Command Corporation also intends to reimburse directors for ordinary and necessary out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors or its committees.

EXECUTIVE COMPENSATION

         The following table shows the compensation received by the President and Chief Executive Officer of On Command Corporation in his capacity as President and Chief Executive of OCV for the three fiscal years ended December 31, 1995.

                           SUMMARY COMPENSATION TABLE




                                                                                     RESTRICTED      SECURITIES
                                                                     OTHER ANNUAL      STOCK        UNDERLYING      ALL OTHER
                                          SALARY          BONUS       COMPENSATION    AWARD(S)         OPTIONS    COMPENSATION
    NAME AND POSITION          YEAR         ($)            ($)          ($)(1)         ($)(2)          (#)(2)        ($)(3)
- -------------------------      ----       --------       --------    -------------   ----------     -----------   -----------

Robert Snyder                  1995       $285,779       $150,000            --       $     --       100,000*       $4,260
  President and Chief                                                                                  5,000**
  Executive Officer, OCV       1994        199,273        100,000            --        137,500        10,000         4,260
                               1993        168,840         50,000            --        508,126            --            --


(1) Other Annual Compensation shown for 1993, 1994 and 1995 does not include perquisites and other personal benefits because the aggregate amount of such compensation does not exceed the lesser of (i) $50,000 or (ii) 10% of individual combined salary and bonus for Mr. Snyder in each year.

(2) Restricted stock awards include COMSAT restricted stock awards ("RSAs"), COMSAT restricted stock units ("RSUs") and COMSAT phantom stock units ("PSUs"). Dividends are paid on RSAs granted in 1993 and 1995. For performance-based RSAs granted in 1994, dividend equivalents are paid with respect to the performance period, and dividends will be paid during the subsequent vesting period on shares earned under the applicable performance measures. Half of the RSAs granted to Mr. Snyder in 1994 will be forfeited in 1996 based on the non-satisfaction of certain required performance measures during 1994 and 1995. Dividend equivalents are paid on RSUs and PSUs. The number and value of the aggregate restricted stock holdings of each of the Named Executive Officers as of December 31, 1995, are as follows:

(footnotes continued on next page)

                                         NUMBER OF RSAs/RSUs/PSUs                 VALUE AS OF 12/31/95
                                         ------------------------                 ---------------------

Mr. Snyder.............................            25,000                                 476,563


    All options marked with a single asterisk (*) are options to purchase Ascent Common Stock, and options marked with a double asterisk (**) are options to purchase COMSAT Common Stock.


(3) All other compensation for Mr. Snyder consisted of contributions by OCV to OCV's 401(k) Savings Plan on behalf of Mr. Snyder.


OPTION GRANTS

    The following table sets forth information on options granted to Robert Snyder in 1995.

                       OPTIONS GRANTS IN LAST FISCAL YEAR


                            NUMBER OF           % OF TOTAL
                            SECURITIES          OPTIONS
                            UNDERLYING          GRANTED TO                                                         GRANT DATE
                            OPTIONS             EMPLOYEES            EXERCISE PRICE                                PRESENT VALUE
                            GRANTED (#)(1)      IN FY (2)            ($/SH)               EXPIRATION DATE          (3)

NAME

ASCENT COMMON
STOCK

Robert Snyder               100,000                 10.83            $15.0000              12/18/05                    $711,000

COMSAT COMMON
STOCK

Robert Snyder                 5,000                  0.57            $19.3125              01/20/05                     $26,700


(1) The Ascent option grants were made effective December 18, 1995 and vest as follows: 10% on December 18, 1996; 15% on December 18, 1997; 25% on December 18, 1998; another 25% on December 18,1999; and the remaining 25% on December 18, 2000; provided that these options will not vest to any extent prior to December 18, 1998, if COMSAT continues to own at least 80% of Ascent. The COMSAT options shown were granted on January 20, 1995, to acquire COMSAT's Common Stock and vest as follows: 25% on January 20, 1996; another 25% on January 20, 1997; and the remaining 50% on January 20, 1998.

(2) The total number of Ascent options granted to Ascent employees in 1995 was 923,000; the total number of COMSAT options granted to key employees of COMSAT and its subsidiaries in 1995 was 877,650.

(3) Ascent and COMSAT used the Black-Scholes option pricing model to determine grant date present values using the following assumptions; a dividend yield of 0.0% for Ascent and 3.38% for COMSAT; stock price volatility of 0.28%; a 10-year option term; a risk-free rate of return of 5.71% for Ascent and 5.84% for COMSAT; a retention discount of 3.0%; and the vesting schedule described in footnote 1 above for Ascent and COMSAT. The use of this model is in accordance with SEC rules; however, the actual value of an option realized will be measured by the difference between the stock price and the exercise price on the date the option is exercised.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

    The following table sets forth information on (1) options exercised by Mr. Snyder in 1995, and (2) the number and value of his unexercised options as of December 31, 1995

         AGGREGATED OPTION EXERCISES IN 1995, AND 12/31/95 OPTION VALUES


                                                                   NUMBER OF SECURITIES                   VALUE OF THE UN-
                                                                  UNDERLYING UNEXERCISED               EXERCISED IN-THE-MONEY
                                                                    OPTIONS AT 12/31/95                  OPTIONS AT 12/31/95
                                                                  ----------------------               ----------------------
                              SHARES
                            UNDERLYING                                               UN-                                   UN-
                              OPTIONS            VALUE         EXERCISABLE       EXERCISABLE        EXERCISABLE        EXERCISABLE
                             EXERCISED         REALIZED            (#)               (#)                ($)                ($)
                         -----------------   -------------   ---------------   ---------------   ----------------      ------------

NAME

ASCENT OPTIONS

Robert Snyder*                         -0-             -0-               -0-           100,000                -0-            $25,000

COMSAT OPTIONS

Robert Snyder*                         -0-             -0-             2,500            12,500                -0-                -0-


* Mr. Snyder also holds options to purchase 40,000 shares of the Common Stock of OCV, of which 14,000 were exercisable at December 31, 1995. The value of these options is not reported because OCV Common Stock is not publicly traded and the fair market value at December 31,1995 is not readily determinable.


Employment Agreements

         Ascent and Mr. Snyder have entered into an employment agreement that expires in 1999. Pursuant to the agreement, Mr. Snyder's salary for 1996 was set by the board of directors of OCV at $300,000, and Mr Snyder is eligible for incentive bonus compensation to be established by mutual consent of Mr. Snyder and the board of directors of OCV. The agreement also provides that, upon termination of his employment with OCV, Mr. Snyder will provide exclusive consulting services to OCV for a period of seven years, for which OCV will pay Mr. Snyder $20,000 per year.

ON COMMAND CORPORATION STOCK OPTION PLAN

         OCV adopted a stock option plan (the "OCV Stock Option Plan"), expiring in June 1999, under which employees, directors and consultants of OCV may be granted incentive or nonstatutory stock options for the purchase of OCV Common Stock. Incentive stock options are granted at fair value on the date of grant as determined by the OCV Board of Directors and nonstatutory stock options are granted at a price per share fixed by the OCV Board of Directors, but not less than 85% of the fair value on the date of grant. Options granted under the OCV Stock Option Plan generally vest over a five-year period and are exercisable in installments of 20% one year from the date of grant and ratably per month thereafter. Unvested options are cancelled upon termination of employment.

         Certain OCV employees have also received options to purchase shares of common stock of Ascent pursuant to the 1995 Ascent Key Employee Stock Plan (the "Ascent Stock Plan"). It is currently anticipated that such employees shall retain these options at least so long as Ascent retains a beneficial ownership of at least 50% of the outstanding shares of OCC Common Stock.

         Effective upon consummation of the Transactions, On Command Corporation will adopt a stock option plan substantially similar to the Ascent Stock Plan (the "On Command Corporation Stock Plan"). See "The Transactions--The Merger--Treatment of OCV Employee Stock Options."

                BENEFICIAL OWNERSHIP OF OCV AND OCC COMMON STOCK

         The following table sets forth, as of August 1, 1996, (i) the number of shares and percentage of OCV Common Stock beneficially owned by each person known to OCV who may be deemed to be the beneficial owner of more than 5% of the outstanding OCV Common Stock, each director of OCV, each executive officer of OCV and all directors and executive officers of OCV as a group and (ii) the number of shares and percentage of OCC Common Stock that would have been owned by each such person had the Transactions occurred on such date (assuming no holder of OCV Common Stock exercises its appraisal rights and before giving effect to any Reserved Stock and the exercise of any Warrants):


                                                                       OCV                         On Command Corporation
                                                           ------------------------------       -------------------------------
                                                           Number of                            Number of
                 Name and Address                            Shares            Percentage         Shares             Percentage
                 ----------------                          ---------           ----------       ---------            ----------

Ascent Entertainment Group, Inc. (1)..............          6,038,650             79.1%         17,149,766               57.2%
One Tabor Center
1200 Seventeenth Street
Denver, Colorado 80202

Hilton Hotels Corporation.........................            821,122              10.8          2,331,986                7.8
9336 Civic Center Drive
Beverly Hills, California 90210

Richard C. Fenwick, Sr............................            175,000               2.3            497,000                1.7
2 Arrowhead Way
Westin, Connecticut 06883

Robert Snyder (2).................................             54,000                *             153,360                 *

Edward B. Neumann (2).............................              2,000                *               5,680                 *

All officers and directors........................            231,000               3.0            656,040                2.2
as a group (3 persons)


 *  Less than 1%.
(1) COMSAT owns 80.7% of the outstanding common stock of Ascent. COMSAT and Ascent have entered into agreements governing certain relationships between the companies.

(2) The address of each such person is c/o On Command Video Corporation, 3301 Olcott Street, Santa Clara, California 95054.

         In July 1993, OCV sold 410,561 shares of OCV Common Stock then representing a 10% ownership interest to Hilton Hotels Corporation ("Hilton") for $10.3 million pursuant to a stock purchase agreement, dated July 7, 1993 (the "Stock Purchase Agreement"). The Stock Purchase Agreement provided that, until May 1998, Hilton may sell the shares back to OCV after the earlier of (i) June 1, 1995 or (ii) the date Hilton determines that ownership of such shares may directly or indirectly jeopardize its ability to retain material licenses in connection with its business, at a price equal to the original purchase price plus interest from the date the shares were initially purchased, at an interest rate equal to the average of the one-year U.S. Treasury Bill rate compounded annually.

         In conjunction with the Stock Purchase Agreement, Hilton received an option (the "Hilton Option") to purchase an additional 410,561 shares of OCV Common Stock at the initial price of the OCV

Common Stock sold to Hilton under the Stock Purchase Agreement, escalating 10% per year. The Hilton Option is currently exercisable at $27.50 per share.

         The Stock Purchase Agreement was amended by a letter agreement dated December 8, 1995 in response to certain concerns of Hilton with respect to the valuation of the consideration received by OCV in connection with the contribution by Ascent of certain assets included in its Satellite Cinema division for OCV Common Stock (the "Contribution"). The December 8, 1995 letter agreement provided that: (a) an independent investment banking firm would be engaged to review, by February 10, 1996, the Contribution with respect to the value of the consideration received by OCV and the value of the OCV shares issued in such transaction (the "Valuation"); (b) the parties agreed to be bound by the recommendation of such investment banking firm, including, if necessary, at Ascent's option, paying cash to OCV or the minority stockholders of OCV; (c) an investment banking firm selected by Hilton will, if Hilton requests and at its expense, be engaged to attempt to locate a buyer for its equity interests in OCV at fair market value; and (d) if Ascent disposes of any or all of its interests in OCV to any person that is not an affiliate of OCV, the minority stockholder will be afforded an opportunity to dispose of a pro rata portion of its position in OCV on the same terms. In the COMSAT Agreement, COMSAT agreed to indemnify Ascent for the cost to Ascent of any adjustments to its interest in OCV as a result of the Valuation.

         In early 1996, Ascent, OCV and Hilton agreed that Hilton would engage a valuation consultant, and, based on the results of that consultant's work, Ascent, OCV and Hilton negotiated a resolution of the concerns raised by Hilton. As a result, the parties entered into a letter agreement in August 1996, providing for the cancellation of 470,588 shares of OCV Common Stock issued to Ascent pursuant to the Contribution. Pursuant to the COMSAT indemnity set forth in the COMSAT Agreement, this adjustment will result in a payable from COMSAT to Ascent of approximately $1.8 million. The August 1996 letter agreement also provided for the extension of the date on which the exercise price of the Hilton Option would increase from June 1, 1996 to the later of (i) 90 days after the closing or the abandonment of the Transactions or (ii) December 1, 1996. The August 1996 letter agreement also provides that if in connection with the Transactions, OCV Common Stock or On Command Corporation securities into which it is converted are registered under the Exchange Act and Hilton's shares of OCV Common Stock (or On Command Corporation securities into which they are converted) are freely tradeable, (a) all of OCV's obligations under Section 6 of the Stock Purchase Agreement (including Hilton's right to sell the shares back to OCV described above) will terminate and (b) the Hilton Option will terminate as of the closing of the Transactions, unless exercised before such closing.

         In addition, the August 1996 letter agreement provides that if Hilton exercises the Hilton Option by reason of the closing of the Transactions, Hilton will have the right to put to Ascent all, but not less than all, of those Hilton Option shares of OCV Common Stock (or OCC Common Stock or Warrants into which they are converted) Hilton still owns on the date 90 days after the closing of the Transactions at the same exercise price in the Hilton Option.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES


         The following describes the principal federal income tax consequences of the Merger and of the ownership of OCC Common Stock and Series A Warrants, assuming that the Merger is consummated as contemplated herein. This discussion is based on current laws and interpretations thereof, and there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein. The discussion assumes that the OCV Common Stock exchanged by each holder in the Merger is held as a capital asset and does not take account of rules that may apply to holders of OCV Common Stock that are subject to special treatment under the Code (including, without limitation, insurance companies, dealers in securities, certain retirement plans, financial institutions, tax-exempt organizations, holders who are not U.S. Holders (as defined below) and OCV stockholders who acquired OCV Common Stock pursuant to the exercise of an employee stock option or otherwise as compensation). Also, the discussion does not address state, local or foreign tax consequences. Consequently, each OCV stockholder should consult its own tax advisor as to the specific tax consequences of the Merger and ownership of OCC Common Stock and Series A Warrants to that stockholder.

         As used in this section, a "U.S. Holder" of a share of OCC Common Stock means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to federal income taxation regardless of its source.

         The Merger

         Tax Opinions. The obligations of OCC and of OCV to consummate the Merger are subject to the receipt of the opinion of tax counsel outlined below, unless waived. Neither OCC nor OCV has requested or will request an advance ruling from the Internal Revenue Service (the "IRS") as to the tax consequences of the Merger.

         As of the date of this Information Statement/Prospectus, Latham & Watkins, counsel to OCV, has advised OCV that, in their opinion, based on certain customary representations and assumptions referred to in such opinions,
(i) the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) On Command Corporation, Merger Sub, and OCV will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

         Tax Treatment of Holders of OCV Common Stock. Exchanges of OCV Common Stock pursuant to the Merger will have the federal income tax consequences described below. In considering the following discussion, a holder should be aware that (under Section 318 of the Code) the holder may be considered to own, after the Merger, OCC Common Stock owned (and in some cases constructively owned) by certain related individuals and entities and NEWCO Common Stock which the holder (or such individuals and entities) has the right to acquire upon the exercise of options.

         Exchange of OCV Common Stock for a Combination of OCC Common Stock and Series A Warrants. A holder of OCV Common Stock who, pursuant to the Merger, exchanges all of the OCV Common Stock actually owned by him for a combination of OCC Common Stock and Series A Warrants will not recognize any loss on such exchange. Such holder will realize gain equal to the excess, if any, of (i) the sum of the fair market value of the Series A Warrants and the aggregate fair market value of the OCC Common Stock received in the Merger over (ii) such holder's tax basis in the OCV Common Stock exchanged therefor. However, any such gain will be recognized (and thus subject to tax) only to the extent of the fair market value of the Series A Warrants received. In addition, such holder may recognize additional gain if cash is received in lieu of a fractional share of OCC Common Stock, as discussed below.

         The gain recognized by a holder of OCV Common Stock who receives a combination of OCC Common Stock and Series A Warrants pursuant to the Merger will be treated as long- or short-term capital gain (depending on whether such holder held the OCV Common Stock for more than one year) unless the receipt of the Series A Warrants has the effect of a distribution of a dividend as provided in Section 356(a)(2) of the Code, in which case such recognized gain would be treated as dividend income to the extent of such holder's ratable share of the accumulated earnings and profits of OCV (or possibly the total earnings and profits of OCV and On Command Corporation).

         The principles applicable under Section 302 of the Code are used to determine dividend equivalency under Section 356(a)(2). Section 302 determines whether a stockholder who received a distribution in redemption of stock of a corporation will be treated as having received a dividend or as recognizing a capital gain or loss. In applying the principles of Section 302, a holder of OCV Common Stock will be treated as if he first exchanged all his shares of OCV Common Stock solely for OCC Common Stock and then On Command Corporation immediately redeemed a portion of such OCC Common Stock in exchange for the Series A Warrants such stockholder actually received in the Merger.

         Under the principles of Section 302, gain recognized by a holder on the exchange that is attributable to the Series A Warrants will be taxed as capital gain if the deemed redemption from such holder (i) is a "substantially disproportionate redemption" of stock or (ii) is "not essentially equivalent to a dividend" with respect to such holder (taking into account, in either case, the constructive ownership rules of Section 318 of the Code and all other actual and deemed redemptions from such holder and other holders of OCC Common Stock and other transactions undertaken as part of the plan or reorganization).

         The deemed redemption of a holder's OCC Common Stock will be a "substantially disproportionate redemption" if, as a result of the deemed redemption, there is a greater than 20% reduction in (1) the percentage of all shares of OCC Common Stock owned by the holder measured immediately after the redemption as compared to such percentage measured immediately before the redemption and (2) the percentage of the voting power of all OCC Common Stock represented by all OCC Common Stock owned by the holder measured immediately after the redemption as compared to such percentage measured immediately before the redemption.

         Whether the deemed exchange and subsequent redemption transaction would be "not essentially equivalent to a dividend" with respect to a holder of OCV Common Stock will depend upon the holder's particular circumstances. If the deemed redemption is to qualify as "not essentially equivalent to a dividend," however, it must, in any event, result in a "meaningful reduction" in such holder's deemed percentage stock ownership of On Command Corporation. In determining whether a reduction in such holder's percentage ownership has occurred, (i) the percentage of the outstanding stock of On Command Corporation that such OCV stockholder is deemed actually and constructively to have owned immediately before the deemed redemption by On Command Corporation is compared to (ii) the percentage of the outstanding stock of On Command Corporation actually and constructively owned by such holder immediately after the deemed redemption by On Command Corporation. Based upon a published ruling of the IRS, the receipt of Series A Warrants in the Merger would not be characterized as a dividend if a holder's percentage stock ownership interest in On Command Corporation and OCV prior to the Merger is minimal, such holder exercises no control over the affairs of On Command Corporation or OCV and the holder's percentage equity interest in On Command Corporation is reduced in the deemed redemption to any extent.

         The aggregate tax basis of OCC Common Stock received by an OCV stockholder who, pursuant to the Merger, exchanges his OCV Common Stock for a combination of OCC Common Stock and Series A Warrants will be the same as the aggregate tax basis of the OCV Common Stock surrendered therefor (except to the extent cash is received for fractional shares), decreased by the fair market value of Series A Warrants received and increased by the amount of gain recognized, if any (including any portion of such gain that is treated as a dividend). The holding period of the OCC Common Stock will include the holding period of the OCV Common Stock surrendered therefor. The aggregate tax basis of the Series A Warrants received by such holder will be the fair market value of such Series A Warrants at the Effective Time. The holding period of the Series A Warrants received will commence on the date of the Effective Time.

         Cash Received in Lieu of Fractional Shares of OCC Common Stock. No fractional shares of OCC Common Stock will be issued in the Merger. Cash received in lieu of a fractional share of OCC Common Stock will be treated as received in redemption of such fractional share, and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the OCV Common Stock allocable to such fractional share. If such redemption meets the "not essentially equivalent to a dividend" test discussed above, such gain or loss would be capital gain or loss and should be long-term capital gain or loss if the holding period for such OCV Common Stock was greater than one year at the Effective Time.

    Tax Consequences of Ownership of OCC Common Stock

         Taxation of Dividends. The gross amount of dividends paid to holders of OCC Common Stock will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under federal income tax principles. Such income will be includable in the gross income of a holder as ordinary income on the day received by the holder.

         To the extent that the amount of any distribution is not paid out of On Command Corporation's current or accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the OCC Common Stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a holder on a subsequent disposition of the OCC Common Stock), and the balance in excess of adjusted basis will be taxed as capital gain.

         Sale or other Taxable Disposition. A holder will recognize taxable gain or loss on any sale or other taxable disposition of a share of OCC Common
Stock in an amount equal to the difference between the amount realized for the share of OCC Common Stock and the holder's basis in such share of OCC Common Stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the share of OCC Common Stock has been held for more than one year on the date of the sale or exchange.

    Tax Consequences of Ownership of Series A Warrants

         Sale or other Taxable Disposition. The sale or other taxable disposition of a Series A Warrant will result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and the holder's tax basis therein. Such a sale or other taxable disposition (other than a redemption by OCC) will result in capital gain or loss. Such capital gain or loss will be long-term gain or loss if the Series A Warrants have been held for more than one year.

         If the redemption of a Series A Warrant by On Command Corporation is treated as a sale or other taxable exchange of a capital asset, any gain or loss recognized on the transaction will be capital gain or loss. However, it is unclear whether the redemption of Series A Warrants by On Command Corporation will be treated as the sale or other taxable exchange of a capital asset, and if such redemption is not so treated, the holder of a Series A Warrant would recognize ordinary income or loss on such redemption.

         Adjustments. Under Section 305 of the Code, certain actual or constructive distributions of stock (including warrants to purchase stock) may be taxable to a holder of On Command Corporation. Adjustments (or a lack thereof) in the exercise price of the Series A Warrants or the number of shares of OCC Common Stock purchasable upon exercise of the Series A Warrants may result in a taxable constructive distribution which is taxable as a dividend under the Code to the holders of the Series A Warrants to the extent of current or accumulated earnings and profits of On Command Corporation.

         Exercise. No gain or loss will be recognized to a holder of Series A Warrants on the purchase of OCC Common Stock for cash upon exercise of the Series A Warrants (except to the extent of cash, if any, received in lieu of fractional shares). The adjusted initial basis of the Common Stock so acquired would be equal to the adjusted basis of the exercised Series A Warrants plus the exercise price. For tax purposes, the holding period of the OCC Common Stock acquired upon the exercise of the Series A Warrants will not include the holding period of the Series A Warrants exercised.

         Lapse. If the Series A Warrants are not exercised and are allowed to expire, the Series A Warrants will be deemed to have been sold or exchanged on the expiration date. Any loss to the holder will be a capital loss, and the classification of the loss as long-term or short-term will depend upon the date the Series A Warrants were acquired and the length of time the Series A Warrants were held.

    Backup Withholding and Information Reporting.

         The receipt of dividends with respect to OCC Common Stock by a holder made by a paying agent, broker or other intermediary in the United States may be subject to U.S. information reporting requirements.

         The payment of the proceeds from the disposition of OCC Common Stock or Series A Warrant by a U.S. broker generally will be subject to information reporting. Backup withholding of 31% also will be required with respect to such payments unless such holder (i) is a corporation or other exempt recipient and, when required, demonstrates that fact, or (ii) provides a correct taxpayer identification number, certifies, when required, that such holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax; any amounts so withheld are creditable against the holder's federal income tax, provided the required information is provided to the IRS.


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
               DESCRIPTION OF ON COMMAND CORPORATION CAPITAL STOCK

         The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Certificate of Incorporation and the Bylaws of On Command Corporation. The Certificate of Incorporation and the Bylaws of On Command Corporation are included as exhibits to the Registration Statement of which this Information Statement/Prospectus forms a part.

         THE FOLLOWING DESCRIPTIONS OF THE ON COMMAND CORPORATION CAPITAL STOCK SHOULD BE READ CAREFULLY BY OCV STOCKHOLDERS SINCE, AT THE EFFECTIVE TIME, EACH ISSUED AND OUTSTANDING SHARE OF OCV COMMON STOCK, OTHER THAN DISSENTING SHARES AND SHARES HELD BY OCV OR BY ITS DIRECT OR INDIRECT SUBSIDIARIES, WILL BE CONVERTED INTO THE RIGHT TO RECEIVE OCC COMMON STOCK.

GENERAL

         The authorized capital of On Command Corporation consists of 50,000,000 shares of OCC Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share (the "On Command Corporation Preferred Stock"). The Bank of New York will act as transfer agent and registrar for the OCC Common Stock.

OCC COMMON STOCK

         Dividend Rights. Holders of OCC Common Stock are entitled to receive dividends declared on each share of OCC Common Stock held.

         Voting Rights. Holders of OCC Common Stock are entitled to one vote per share on all matters to be voted on by holders of OCC Common Stock. Any matter to be voted on by holders of OCC Common Stock shall be decided by a majority of the votes cast on the matter, except with respect to certain business combinations, which will require an affirmative vote of at least two-thirds of the shares eligible to vote, and except with respect to certain amendments to the Certificate of Incorporation of On Command Corporation, which will require an affirmative vote of at least 80% of the shares eligible to vote. Action by written consent of stockholders in lieu of a meeting will not be effective until On Command Corporation or any stockholder provides all other stockholders with 20-days' prior written notice thereof. See "Comparison of Stockholder Rights--Stockholder Vote Required for Certain Actions."

         Board of Directors. Upon the consummation of the Transactions, the Board of Directors of On Command Corporation will be fixed by, or in the manner provided in, the On Command Corporation Bylaws; provided, however, that so long as there is cumulative voting On Command Corporation will maintain a board of not less than seven directors.

         Preemptive, Subscription, Redemption and Conversion Rights. Holders of OCC Common Stock have no preemptive, subscription, redemption or conversion rights.

         Liquidation Rights. Subject to the rights and preferences of any holder of On Command Corporation Preferred Stock, upon the liquidation, dissolution or winding up of On Command Corporation, whether voluntary or involuntary, the holders of OCC Common Stock are entitled to receive ratably the net assets of On Command Corporation.

         Assessment. The outstanding shares of OCC Common Stock to be issued in the Transactions will be fully paid and nonassessable.

ON COMMAND CORPORATION PREFERRED STOCK

         The Board of Directors of On Command Corporation is authorized, subject to limitations prescribed by law and the provisions of the Certificate of Incorporation of On Command Corporation, to provide for the issuance of shares of On Command Corporation Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

                        COMPARISON OF STOCKHOLDER RIGHTS

         OCV and On Command Corporation are both corporations organized under the laws of the State of Delaware and subject to the DGCL. However, certain differences, including but not limited to those described below, exist between the rights of OCV stockholders and the rights of holders of OCC Common Stock.

         The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the DGCL, the Certificate of Incorporation and Bylaws of On Command Corporation and the Certificate of Incorporation and Bylaws of OCV, which are included as exhibits to the Registration Statement of which this Information Statement/Prospectus forms a part.

GENERAL

         The authorized capital stock of OCV consists of 9,000,000 shares of OCV Common Stock, par value of $.01 per share. As of the date of this Information Statement/Prospectus, there were 7,219,768 shares of OCV Common Stock and Redeemable Common Stock outstanding, excluding any shares issuable upon exercise of outstanding warrants or options to purchase OCV Common Stock.

         The authorized capital stock of On Command Corporation consists of a total of 60,000,000 shares, divided into (i) 50,000,000 shares of OCC Common Stock, par value of $.01 per share, and (ii) 10,000,000 shares of On Command Corporation Preferred Stock, par value of $.01 per share.

         Subject to the rights and preferences of any holder of On Command Corporation Preferred Stock issuable from time to time under On Command Corporation's Certificate of Incorporation, upon the liquidation, dissolution or winding up of On Command Corporation, whether voluntary or involuntary, the holders of OCC Common Stock are entitled to receive ratably the net assets of On Command Corporation. The rights, preferences and privileges of holders of OCC Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of On Command Corporation Preferred Stock which On Command Corporation may designate and issue from time to time in the future.

         Following the Transactions, and assuming there are no Dissenting Shares, there will be 30,000,000 shares of OCC Common Stock outstanding and no shares of On Command Corporation Preferred Stock outstanding. In addition, Warrants to purchase 7,500,000 additional shares of OCC Common Stock will have been issued, as well as options for the purchase of ______ shares of OCC Common Stock to be issued under the On Command Corporation Stock Option Plan.

VOTING RIGHTS

         Holders of OCV Common Stock are entitled to one vote per share on all matters to be voted on by OCV stockholders, except that there is cumulative voting in all elections of directors if the candidates' names have been placed in nomination prior to the commencement of the voting and a stockholder has given notice prior to commencement of the voting of such stockholder's intention to cumulate votes. If such conditions are met, each stockholder entitled to vote at the election of directors may cast a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that stockholder's shares are entitled. Cumulative votes may be cast for one candidate or distributed among any or all of the candidates as the stockholder chooses. OCV stockholders are not entitled to any preemptive or subscription rights.

         Subject to the voting rights provided by law or granted to any series of On Command Corporation Preferred Stock, all voting power is exclusively vested in the OCC Common Stock. Holders of OCC Common Stock are entitled to one vote per share on all matters to be voted on by holders of OCC Common Stock, except that there will be cumulative voting in all elections of directors under the circumstances described below.

         Until the Termination Date (as defined below), each holder of shares of OCC Common Stock will be entitled at all elections of directors to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of OCC Common Stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he may see fit. Upon the occurrence of the Termination Date, the holders of OCC Common Stock no longer will be entitled to cumulative voting rights with respect to the election of directors and, from and after the Termination Date, all directors will be elected by straight voting.

         As used herein, the term "Termination Date" means the first date on which any "person" or related group (within the meaning of Rule 13d-3 or Rule 14d-2 promulgated under the Exchange Act), including any "group" acting for the purpose of acquiring or disposing of securities (within the meaning of Rule 13d-5(b)(1) promulgated under the Exchange Act), other than the Excluded Persons (as defined below), holds, directly or indirectly, more than 15% of the outstanding shares of capital stock of On Command Corporation entitled to vote generally in the election of directors (considered for this purpose as one class), and, for the purpose of this provision, all shares of OCC Common Stock issuable upon the exercise or conversion of all currently exercisable or convertible warrants, options or other securities held by such person or related group shall be deemed to be outstanding and held by such person or related group.

         "Excluded Person" means each person holding OCV Common Stock immediately prior to the Merger which is converted into OCC Common Stock, and any other person who, individually or collectively with its affiliates, receives upon original issuance thereof shares of OCC Common Stock and Warrants that represent more than 5% of the Applicable Securities. "Applicable Securities" means all shares of OCC Common Stock (including shares of OCC Common Stock purchasable upon exercise of the Warrants) to be issued and outstanding immediately upon consummation of the Transactions.

         On Command Corporation stockholders are not entitled to any preemptive or subscription rights.

DIVIDENDS

         Holders of OCV Common Stock are entitled to receive dividends declared on each share of OCV Common Stock held.

         Subject to the preferential rights of any series of On Command Corporation Preferred Stock, holders of OCC Common Stock are entitled to receive dividends declared on each share of OCC Common Stock held.

BOARD OF DIRECTORS

         Each director of OCV is elected at the annual meeting of stockholders of OCV and serves a one-year term until the next annual meeting of stockholders. Director nominees receiving a plurality of the votes cast by the holders of outstanding shares of OCV represented at the annual meeting of stockholders, in person or by proxy, will be elected as directors of OCV. The number of directors constituting the Board of Directors of OCV is currently set at eight.

         Vacancies in the OCV Board of Directors may be filled by the remaining directors, except that a vacancy created by the removal of a director by the vote or written consent of the stockholders or by court order may be filled only by the vote of a majority of the shares entitled to vote for that director's position represented at a duly held meeting at which a quorum is present or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each director so elected shall hold office until the next annual meeting of stockholders and until a successor has been elected and qualified. A majority of directors shall constitute a quorum at any meeting of the Board of Directors.

         Following the Transactions, the On Command Corporation Board of Directors will consist of seven directors and each director of On Command Corporation will be elected at the annual meeting of stockholders of On Command Corporation and will serve a one-year term until the next annual meeting of stockholders. Director nominees receiving a plurality of the votes cast by the holders of outstanding shares of On Command Corporation represented at the annual meeting of stockholders, in person or by proxy, will be elected as directors of On Command Corporation. Any vacancies in the Board of Directors of On Command Corporation for any reason, and any directorships resulting from any increase in the number of directors, may be filled by the On Command Corporation Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen will hold office until the next election such directors successors have been elected and qualified. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of On Command Corporation Preferred Stock have the right, voting separately as a class, to elect one or more directors of the corporation, the terms of the director or directors elected by such holders will expire at the next succeeding annual meeting of stockholders.

         Notwithstanding any other provisions of the Certificate of Incorporation Bylaws of On Command Corporation, any director or the entire Board of Directors may be or removed at any time, with or without cause, by the holders of a majority of the outstanding shares of On Command Corporation capital stock entitled to vote generally in the election of directors, except that, prior to the Termination Date, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors or at an election of the class of directors of which he is a part. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of On Command Corporation Preferred Stock have the right, voting separately as a class, to elect one or more directors of On Command Corporation, the preceding sentence will not apply with respect to the director or directors elected by such holders of Preferred Stock.

REPORTS TO STOCKHOLDERS; OTHER PUBLIC INFORMATION


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
         OCV is not subject to the periodic reporting or other informational requirements of the Exchange Act. Stockholders of OCV are entitled to receive a copy of the latest annual, semi-annual and quarterly income statement which OCV has prepared and a balance sheet as of the end of that period. The reports, statements and other information sent by OCV to its stockholders can be inspected and copied at OCV's principal executive offices.

         On Command Corporation currently is not subject to the informational requirements of the Exchange Act. As a result of the registration of OCC Common Stock and Series A Warrants to be issued as part of the Merger Consideration in the Merger, On Command Corporation will become subject to the periodic reporting and other informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the Commission. Following the Merger, On Command Corporation will furnish to the holders of OCC Common Stock annual reports containing audited consolidated financial statements prepared in accordance with GAAP, with an opinion thereon by On Command Corporation's external auditors, and quarterly reports containing unaudited consolidated financial information prepared in accordance with GAAP. See "Available Information."

RIGHTS OF INSPECTION

         The DGCL allows any stockholder of a Delaware corporation to inspect, upon written demand, the stockholder list for such corporation and such corporation's other books and records for a purpose reasonably related to such person's interest as a stockholder.

STOCKHOLDER MEETING PROCEDURES

         Calling of Special Meeting

         A special meeting of OCV stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the OCV Certificate of Incorporation, may be called at any time by (i) the Board of Directors, (ii) the Chairman of the Board, (iii) the president of OCV or (iv) one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. If a special meeting is called by any of the persons listed above other than the OCV Board of Directors, then such person shall provide written notice specifying the time of the meeting and the general nature of the business proposed to be transacted at the meeting to the Chairman of the Board, the president of OCV, any vice-president of OCV or the secretary of OCV, and the recipient will cause the notice to be sent to the stockholders.

         A special meeting of On Command Corporation stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the On Command Corporation Certificate of Incorporation, may be called by the chief executive officer, by a majority of the entire Board of Directors, or at the written request of stockholders owning at least a majority of the outstanding shares of capital stock entitled to vote in an election of directors (the "On Command Corporation Voting Stock"). Such request must state the purpose or purposes of the proposed meeting. Business transacted at the special meeting will be limited to the purposes stated in the notice.

         Written Action in Lieu of Meeting

         Any action that may be taken at any annual or special meeting of OCV stockholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. In the election of directors, such a consent is effective only if it is signed by the holders of all outstanding shares entitled to vote in the election (except that only a majority of the stockholders is required to fill a vacancy on the OCV Board of Directors not otherwise filled by the directors).

         Any action required or permitted to be taken at any annual or special meeting of On Command Corporation stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing setting forth the action so taken is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted, provided that such action shall not become effective until 20 days after notice to all stockholders.

         Quorum Requirements

         The holders of stock having a majority of the votes attributable to the capital stock of OCV issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the OCV stockholders for the transaction of business except as otherwise provided by statute or by the OCV Certificate of Incorporation or Bylaws.

         The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the On Command Corporation stockholders for the transaction of business except as otherwise provided by statute or by the On Command Corporation Certificate of Incorporation or Bylaws.

STOCKHOLDER VOTE REQUIRED FOR CERTAIN ACTIONS

         The OCV Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of capital stock ("OCV Voting Stock") (i) to change the number of directors on the Board of Directors, (ii) to create any securities of the corporation, (iii) to increase the authorized number of shares of stock, (iv) to approve the conveyance of all or substantially all of the assets of the corporation or any of its subsidiaries, to approve the reorganization, consolidation or merger of the corporation or any of its subsidiaries, to approve any reclassification or other change in any stock, or to approve any recapitalization of the corporation or (v) to amend the OCV Certificate of Incorporation or the OCV Bylaws.


         The Certificate of Incorporation of On Command Corporation reserves to On Command Corporation the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in the Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner prescribed by law; provided, however, that any amendment, alteration, change or repeal of the provisions (i) limiting the effectiveness of action by written consent in lieu of meeting until 20 days after delivery of the notice to stockholders required by Section 228(d) of the DGCL, (ii) requiring at least seven director on the On Command Corporation Board of Directors for so long as cumulative voting is in effect and (iii) amendments to the Certificate of Incorporation of On Command Corporation, shall require the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of the corporation entitled to vote thereon.

         Under the DGCL, any other amendment, alteration or repeal of any article of the OCV Certificate of Incorporation or On Command Corporation Certificate of Incorporation requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon and of a majority of the outstanding stock of each class entitled to vote thereon, voting as a class. Even if not otherwise entitled to vote upon a proposed amendment, the holders of the outstanding shares of any class (or series of any class) are entitled under the DGCL to vote as a class upon such proposed amendment if it would alter the number of authorized shares or par value of the shares of such class (or series) or adversely affect the powers, preferences or special rights of the shares of such class (or series). The On Command Corporation Certificate of Incorporation permits the Board of Directors to amend the On Command Corporation Bylaws without stockholder action, but subject to the stockholders' power to alter or repeal any bylaw made by the Board of Directors.

         Furthermore, the On Command Corporation Bylaws provide that only business properly brought before an annual meeting of On Command Corporation stockholders can be acted upon at such meeting. To be properly brought before an annual meeting business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the On Command Corporation Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the On Command Corporation Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of On Command Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in the On Command Corporation Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth above. The chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of the On Command Corporation Bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

         The On Command Corporation Bylaws also provide that only persons who are nominated in accordance with the procedures set forth in the On Command Corporation Bylaws shall be eligible for election as directors. Section 8 of the On Command Corporation Bylaws provides that nominations of persons for election to the On Command Corporation Board of Directors may be made at a meeting of stockholders by or at the direction of the On Command Corporation Board of Directors or by any stockholder entitled to vote for the election of directors at the meeting who complies with the following procedures described below. Such nominations, other than those made by or at the direction of the On Command Corporation Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of On Command Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at On Command Corporation's principal executive offices not less than 60 days nor more than 90 days prior to the meting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meting was mailed or such public disclosure was made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such


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
person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of On Command Corporation capital stock which are beneficially owned by such person and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such persons' written consent to be named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the corporation's books, of such stockholder and (ii) the class and number of shares of the corporation which are beneficially owned by such stockholder. At the request of the On Command Corporation Board of Directors any person nominated by the On Command Corporation Board of Directors for election as a director shall furnish to the Secretary of On Command Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director unless nominated in accordance with the procedures set forth in Section 8 of the On Command Corporation Bylaws. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the Bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         A provision in OCV's Certificate of Incorporation limits the liability of the OCV Board of Directors for monetary damages to OCV and to OCV stockholders that may result from a breach of fiduciary duty by a director. The provision does not, however, limit the liability of a director (a) for any breach of the director's duty of loyalty to OCV or OCV stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) to the extent the director is liable under Section 174 of the DGCL for unlawful payment of dividends or (d) for any transaction from which the director derived an improper personal benefit.

         A provision in On Command Corporation's Certificate of Incorporation limits the liability of the On Command Corporation Board of Directors for monetary damages to On Command Corporation and to On Command Corporation stockholders that may result from a breach of fiduciary duty by a director, except to the extent such exemption from liability would not be permitted under the DGCL.

STOCKHOLDER SUITS

         Under the DGCL, a stockholder of a Delaware corporation may institute a lawsuit in the name and on behalf of such corporation. An individual stockholder also may commence a lawsuit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. Neither the Certificate of Incorporation nor the Bylaws of either OCV or On Command Corporation prescribe any procedure for the exercise of these rights.

APPRAISAL RIGHTS

         Under the DGCL, stockholders of a Delaware corporation who follow prescribed statutory procedures are entitled, in the event of certain mergers or consolidations, to surrender their shares to the corporation in exchange for the judicially determined "fair value" of such shares. See "The Transactions--Appraisal Rights." Such a stockholder, however, is not entitled to such appraisal rights if (a) at the record date fixed to determine the stockholders entitled to receive notice and to vote at the meeting of stockholders, the shares held by the stockholder are part of a class of shares which is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 holders at such record date and (b) the stockholder is not required by the terms of the plan of merger to accept for his shares anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will either be listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares of the corporations described in (i) or (ii) above or (iv) any combination of the shares of stock and cash in lieu of fractional shares described in (i), (ii) and (iii) above.


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
                                     EXPERTS

         The financial statements of On Command Video Corporation as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995 included in this Information Statement/Prospectus and the related financial statement schedule as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995 included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The statement of operations, stockholders' equity, and cash flows for the year ended December 31, 1993, included in this Information Statement/Prospectus, which is referred to and made part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements and schedule of SpectraVision and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

         The reports of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements and schedule of SpectraVision contain an explanatory paragraph that states that SpectraVision's filing under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court on June 8, 1995 and its expected noncompliance with certain covenants related to its debtor-in-possession financing raises substantial doubt about SpectraVision's ability to continue as a going concern. The consolidated financial statements and schedule of SpectraVision do not include any adjustments that might result from the outcome of this uncertainty.


                                  LEGAL MATTERS

         Latham & Watkins, New York, New York, has rendered an opinion with respect to the validity of the OCC Common Stock and the Series A Warrants to be issued in connection with the Merger and will pass upon certain United States federal income tax matters related to the Merger.

        INDEX TO PRO FORMA FINANCIAL STATEMENTS OF ON COMMAND CORPORATION


Unaudited Pro Forma Combined Balance Sheet at June 30, 1996................ P-3
Unaudited Pro Forma Combined Statement of Operations for the
    Six Months Ended June 30, 1996......................................... P-4
Unaudited Pro Forma Combined Statement of Operations for the
    Year Ended December 31, 1995 .......................................... P-5
Notes to Unaudited Pro Forma Combined Financial Statements................. P-6

         The following unaudited pro forma combined financial information for On Command Corporation ("OCC") consists of the Unaudited Pro Forma combined statements of operations for the six months ended June 30, 1996 and for the year ended December 31, 1995 and the Unaudited Pro Forma consolidated balance sheet as of June 30, 1996 (collectively, the "Pro Forma Statements"). The Pro Forma Statements give effect to the formation of OCC and the acquisition of the assets by OCC of OCV and Spectradyne, the principal operating subsidiary of SpectraVision. The unaudited pro forma combined statement of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 reflects the transaction as if it had taken place on January 1, 1995. The unaudited pro forma combined balance sheet gives effect to the formation and acquisitions as if they had taken place on June 30, 1996. The SpectraVision financial information included in the Pro Forma Statements was previously reported in SpectraVision's Form 10-Q for the period ended June 30, 1996 and Form 10-K for the year ended December 31, 1995. Adjustments have been made to the SpectraVision financial information to eliminate the net assets of SpectraVision and SPI Newco, Inc., the principal holding companies of Spectradyne, as their assets are not being acquired.

         The pro forma financial information reflects the historical book value of the assets, liabilities, and stockholders equity acquired from OCV by OCC and management's estimate of the fair value of the SpectraVision assets to be acquired and liabilities to be assumed by OCC. The final purchase price allocation for the SpectraVision assets will be determined at a future date (no later than one year from the Closing Date), which may result in adjustments to the preliminary allocation. However, in the opinion of management, the preliminary allocation of the purchase price reflects OCC's best estimate and all adjustments necessary to state fairly such pro forma financial information have been made.

         The Pro Forma Statements should be read in conjunction with the notes included in this document. The pro forma financial information is not necessarily indicative of what the actual financial results would have been had the transaction taken place on June 30, 1996 or what the future financial results will be.

         As a result of the transaction, OCC expects its subsidiaries to achieve substantial operating cost savings through the consolidation of certain operations and the elimination of redundant costs. These operating cost savings are expected primarily through reductions in personnel and related benefit costs and consolidation and elimination of support operations, including administration, marketing, data processing, and centralized support functions. There can be no assurance that the operating cost savings will be realized. The extent to which the operating cost savings will be achieved depends, among other things, on the regulatory environment and economic conditions and may be affected by unanticipated changes in business activities, inflation, and operating costs. No adjustment has been included in the unaudited Pro Forma Statements for the possible operating cost savings, except for the expected reduction in payments due to EDS (in the approximate amount of $700,000 monthly) that would result from amended agreements with EDS.

                             ON COMMAND CORPORATION
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                AT JUNE 30, 1996
                                 (In thousands)

                                                         OCV     SPECTRAVISION    PRO FORMA                     OCC
                                                        ACTUAL       ACTUAL       ADJUSTMENTS       NOTE      COMBINED
                                                        ------       ------       -----------       ----      --------
ASSETS
  Current assets:
    Cash and cash equivalents ......................  $    145     $   4,918     $      (1)           (1)    $  5,062
    Accounts receivable, net .......................    13,819        13,763            95            (2)      27,677
    Other current assets ...........................     2,165         6,323          (246)           (1)       6,414
                                                                                    (1,250)           (5)
                                                                                      (578)           (2)
                                                      --------     ---------     ---------                   --------
      Total current assets .........................    16,129        25,004        (1,980)                    39,153
                                                      --------     ---------     ---------                   --------
  Video Systems, net ...............................   207,504        98,581       (11,581)           (5)     294,504
  Land .............................................      --           2,559          (559)           (5)       2,000
  Property and equipment, net ......................     3,263         6,301        (2,051)           (5)       7,513
  Hotel contracts, net .............................      --          46,104       (39,354)           (5)       6,750
  Debt issuance costs ..............................      --           5,662        (5,344)           (1)        --
                                                                                      (318)           (4)
  Other assets, net ................................     6,019        10,426       (10,426)           (5)       6,019
  Other intangibles ................................      --            --          10,000            (5)      10,000
  Goodwill .........................................      --            --          25,400            (5)      25,400
                                                      --------     ---------     ---------                   --------
    Total assets ...................................  $232,915     $ 194,637     $ (36,213)                  $391,339
                                                      ========     =========     =========                   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable ...............................  $  8,761     $  12,289     $   6,000            (5)    $ 27,050
    Accrued compensation and                                                           (74)           (1)
      other liabilities ............................     6,835        12,255        (1,749)           (2)      17,267
    Notes payable ..................................    29,270        37,919          --                       67,189
    Capitalized lease obligations ..................      --           3,379        (3,379)           (3)        --
                                                      --------     ---------     ---------                   --------
      Total current liabilities ....................    44,866        65,842           798                    111,506
                                                      --------     ---------     ---------                   --------
  Other liabilities ................................     1,816          --           5,128            (3)       6,944
  Liabilities subject to settlement under                 --         576,040      (494,875)           (1)        --
    reorganization                                                                 (81,165)           (6)
  Deferred income taxes ............................     1,012         4,920        (4,920)           (8)       1,012
                                                      --------     ---------     ---------                   --------
    Total liabilities ..............................    47,694       646,802      (575,034)                   119,462
                                                      --------     ---------     ---------                   --------
  Contingent value rights ..........................      --          20,000       (20,000)           (1)        --
  Redeemable common stock ..........................    10,264          --         (10,264)           (7)        --
  Stockholders' equity:
    Common stock ...................................        73            24           203            (7)         300
    Additional paid-in capital .....................   168,604       392,185        96,693            (7)     265,297

                                                                                  (392,185)           (1)
    Retained earnings (deficit) ....................     6,280      (863,075)      901,567            (1)       6,280
                                                                                   (38,492)           (7)
    Foreign currency translation ...................      --          (1,299)        1,299            (7)        --
                                                      --------     ---------     ---------                   --------
      Total stockholders' equity ...................   174,957      (472,165)      569,085                    271,877
                                                      --------     ---------     ---------                   --------
        Total liabilities & stockholders' equity ...  $232,915     $ 194,637     $ (36,213)                  $391,339
                                                      ========     =========     =========                   ========



                  See Notes to Pro Forma Financial Statements.

                             ON COMMAND CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                 (In thousands)

                                              OCV    SPECTRAVISION   PRO FORMA                PRO FORMA
                                            ACTUAL      ACTUAL      ADJUSTMENTS      NOTE        OCC
                                            ------      ------      -----------      ----        ---
Revenues ................................  $62,490     $ 58,012     $  --                     $120,502
Costs and expenses:
  Direct Cost of revenues ...............   27,940       27,088        --                       55,028
  Operating expenses ....................    5,240       20,016      (4,200)          (12)      21,056
  Depreciation and amortization .........   21,293       20,519      (4,105)           (9)      37,707
  Marketing, general and administrative .    2,212        7,186         600           (13)       9,998
  Research and development ..............    1,929          988        --                        2,917
                                           -------     --------     -------                   --------
      Total costs and expenses ..........   58,614       75,797      (7,705)                   126,706
                                           -------     --------     -------                   --------
Income (loss) from operations ...........    3,876      (17,785)      7,705                     (6,204)
                                           -------     --------     -------                   --------
Interest and other income (loss) ........       19         (234)       --                         (215)
Interest expense ........................   (1,008)      (3,062)      1,528           (11)      (2,542)
Reorganization items ....................     --         (1,827)      1,827           (10)        --
                                           -------     --------     -------                   --------
Income (loss) before taxes ..............    2,887      (22,908)     11,060                     (8,961)
Provision (benefit) for income taxes ....    1,263         (122)     (1,263)          (14)        (122)
                                           -------     --------     -------                   --------
Net Income (loss) .......................  $ 1,624     $(22,786)    $12,323                   $ (8,839)
                                           =======     ========     =======                   ========
Net income (loss) per common and
  equivalent share ......................  $  0.21     $  (0.95)                              $  (0.29)
                                           =======     ========                               ========
Shares used in per share calculation ....    7,903       23,984                                 30,000
                                           =======     ========                               ========
EBITDA(1) ...............................  $25,169     $  2,734                               $ 31,503
                                           =======     ========                               ========



(1) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                  See Notes to Pro Forma Financial Statements.

                             ON COMMAND CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (In thousands)

                                                   OCV      SPECTRAVISION   PRO FORMA                   PRO FORMA
                                                  ACTUAL        ACTUAL     ADJUSTMENTS      NOTE           OCC
                                                  ------        ------     -----------      ----           ---
Revenues ..................................    $ 102,059     $ 123,986     $    --                     $ 226,045
Costs and expenses:
  Direct cost of revenues .................       48,417        52,813          --                       101,230
  Operating expenses ......................        9,054        46,843        (8,400)       (20)          47,497
  Depreciation and amortization ...........       28,737        39,364        (6,536)       (15)          61,565
  Marketing, general and administrative ...        3,118        22,203         1,200        (19)          26,521
  Research and development ................        2,642         1,769          --                         4,411
  Other ...................................        1,540           247          --                         1,787
                                               ---------     ---------     ---------                   ---------
      Total costs and expenses ............       93,508       163,239       (13,736)                    243,011
                                               ---------     ---------     ---------                   ---------
Income (loss) from operations .............        8,551       (39,253)       13,736                     (16,966)
                                               ---------     ---------     ---------                   ---------
Interest and other income (loss) ..........           61           508          --                           569
Interest expense ..........................         (413)      (28,177)        1,406        (17)          (1,155)
                                                                              26,029        (18)
Reorganization items ......................         --          (7,563)        1,552        (16)          (6,011)
                                               ---------     ---------     ---------     ------
Income (loss) before taxes ................        8,199       (74,485)       42,723                     (23,563)
Provision (benefit) for income taxes ......        3,297          (840)       (3,297)       (21)            (840)
                                               ---------     ---------     ---------                   ---------
Income (loss) before extraordinary item ...        4,902       (73,645)       46,020                     (22,723)
Extraordinary loss from debt extinguishment         --            (915)         --                          (915)
                                               ---------     ---------     ---------                   ---------
Net income (loss) .........................    $   4,902     $ (74,560)    $  46,020                   $ (23,638)
                                               =========     =========     =========                   =========
Net income (loss) per common and common
  equivalent share ........................    $    0.72     $   (3.11)                                $   (0.79)
                                               =========     =========                                 =========
Shares used in per share calculations .....        6,833        23,984                                    30,000
                                               =========     =========                                 =========
EBITDA(1) .................................    $  37,288     $     866                                 $  44,599
                                               =========     =========                                 =========



(1) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.


                  See Notes to Pro Forma Financial Statements.

                             ON COMMAND CORPORATION
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                  AT AND FOR THE SIX MONTHS ENDED JUNE 30, 1996

Unaudited Pro Forma Combined Balance Sheet as of June 30, 1996:

         1. To eliminate the net assets and liabilities of SpectraVision and SPI NEWCO, Inc. ("SPI NEWCO") which are not being acquired as follows:


           Other liabilities........................  $     74
           Liabilities subject to settlement
               under reorganization.................   494,875
           Contingent value rights..................    20,000
           Common stock.............................        24
           Paid-in capital..........................   392,185
           Deficit..................................            $901,567
           Cash.....................................                   1
           Debt issuance costs......................               5,344
           Pre-paids and other assets...............                 246

         2. To adjust selected current assets and liabilities as contemplated by the Acquisition Agreement.

         3. To reclassify certain liabilities to other long-term liabilities.

         4. To write-off debt issuance costs incurred by and capitalized by Spectradyne.

         5. To adjust SpectraVision assets to their estimated fair value. The fair value of the acquired assets and liabilities has been determined based on management's preliminary estimate of their fair value based on an independent appraisal which results in the following adjustments: (a) a decrease in other current assets of $1.2 million; (b) a decrease in video equipment of $11.6 million; (c) a decrease in land of $0.6 million; (d) a decrease in building and office equipment and computers of $2.1 million; (e) a decrease in hotel contracts of $39.4 million; (f) to record goodwill relating to the acquisition of $25.4 million;
               (g) a write-down of deferred contract concession costs of $10.4 million; (h) to record other intangible assets, including technology, software, patents and trademarks, of $10.0 million; and (i) to record direct acquisition costs.

         6. To eliminate pre-petition liabilities on Spectradyne's balance sheet that will not be assumed by OCC.

         7. To reflect the capitalization of OCC as follows: (a) the issuance of 30,000,000 shares of OCC Common Stock at the closing; (b) the issuance of warrants to purchase OCC Common Stock at the closing; (c) the retained earnings of OCV as the ongoing entity and (d) to allocate the net assets acquired of SpectraVision.

         8. To reduce SpectraVision's net deferred tax liability to reflect the new tax basis established in OCC. Fair value adjustments result in a net deferred asset balance for OCC that is anticipated to be fully reserved due to uncertainties regarding the recoverability of the net deferred tax assets.

Unaudited Pro Forma Combined Statement of Operations for the Six months ended June 30, 1996:


           9.   To adjust depreciation and amortization expense
                as follows:
                Amortization of goodwill............................  $      620
                Reduction in depreciation and other amortization....      (4,725)
                                                                      ----------
                Total...............................................  $   (4,105)
                                                                      ==========

                Amortization of goodwill is based on amortization over 20 years and other identifiable intangibles are amortized over 10 years. The change in depreciation and other amoritization expense results from the decrease in depreciable basis in connection with the allocation of purchase price offset by revisions to the estimated useful lives of the purchased assets.

         10. To reduce restructuring costs for non-recurring bankruptcy costs incurred by SpectraVision as a result of its bankruptcy filing.

         11. To reflect the terms of the anticipated bank credit agreement and the pro forma borrowings based on (i) average total borrowings of $20.0 million outstanding throughout the period at an average interest rate of 8.5% and (ii) the amortization of deferred financing cost incurred in connection with the transaction.

         12. To reduce operating expenses for the anticipated cost savings attributed to the EDS contract (estimated at $700,000 per month) being renegotiated.

         13. To adjust general and administrative expenses to reflect the anticipated management fee payable to Ascent, estimated at $1.2 million per year.

         14. No adjustment is made to reflect the income tax effects of the foregoing adjustments as the net operating losses incurred are still significant to shelter any taxable earnings of OCV. However, OCV's tax provision has been eliminated as it is anticipated that OCC would not record tax expense on a combined basis.


Unaudited Pro Forma Combined Statement of Operations for the Year ended December 31, 1995:

           15. To adjust depreciation and amortization expense as follows:


                Amortization of goodwill.............................. $  1,238
                Reduction in depreciation and other amortization......   (7,774)
                                                                       --------
                Total................................................. $ (6,536)
                                                                       ========

                Amortization of goodwill is based on amortization over 20 years and other identifiable intangibles are amortized over 10 years. The change in depreciation and other amortization expense results from the decrease in depreciable basis in connection with the allocation of purchase price offset by revisions to the estimated useful lives of the purchased assets.

         16. To reduce restructuring costs for non-recurring bankruptcy costs incurred by SpectraVision as a result of its bankruptcy filing.

         17. To reflect the terms of the anticipated bank credit agreement and the pro forma borrowings, based on (i) average total borrowings of $59.1 million and an average interest rate of 8.5% for the year ended December 31, 1995 and
                (ii) amortization of deferred financing costs incurred in connection with the transaction.

         18. To eliminate non-recurring interest expense incurred by SpectraVision and SPI NEWCO. This interest expense relates to the reorganization indebtedness that is not being assumed by OCC.

         19. To adjust general and administrative expenses to reflect anticipated management fee payable to Ascent, estimated at $1.2 million per year.

         20. To reduce operating expenses for the anticipated costs savings attributed to the new EDS contract at $700,000 per month.

         21. No adjustment is made for the income tax effects of the foregoing adjustments (an income tax benefit) as the recoverability of a net deferred asset would be uncertain. However, OCV's tax provision is eliminated as it is anticipated that OCC would not record tax expense on a combined basis.

          INDEX TO FINANCIAL STATEMENTS OF ON COMMAND VIDEO CORPORATION
                                                                          Page

Audited Financial Statements for the Years Ended December 31, 1995,
    1994 and 1993:
           Report of Deloitte & Touche LLP................................ F-2
           Report of Ernst & Young LLP,
                Independent Auditors...................................... F-3
           Balance Sheets at December 31, 1995 and 1994................... F-4
           Statements of Income for the Years Ended
                December 31, 1995, 1994 and 1993.......................... F-5
           Statements of Stockholders' Equity for the Years
                Ended December 31, 1995, 1994 and 1993.................... F-6
           Statements of Cash Flows for the Years Ended
                December 31, 1995, 1994 and 1993.......................... F-7
           Notes to Financial Statements.................................. F-8

Unaudited Condensed Financial Statements for the Six Months
     Ended June 30, 1996 and 1995:
           Condensed Balance Sheets at June 30, 1996 and
                December 31, 1995........................................ F-16
           Condensed Statements of Income for the Six
                Months Ended June 30, 1996 and 1995...................... F-17
           Condensed Statements of Cash Flows for the
                Six Months Ended June 30, 1996 and 1995.................. F-18
           Notes to Condensed Financial Statements....................... F-19

                         REPORT OF DELOITTE & TOUCHE LLP



The Board of Directors and Stockholders of
  On Command Video Corporation:


         We have audited the accompanying balance sheets of On Command Video Corporation (a majority owned subsidiary of Ascent Entertainment Group, Inc.) as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such 1995 and 1994 financial statements present fairly, in all material respects, the financial position of On Command Video Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                /s/ DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP

San Jose, California
January 19, 1996
(March 27, 1996 as to the first paragraph of Note 13 and August 16, 1996 as to the second, third and fourth paragraphs of Note 13).

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Stockholders of
  On Command Video Corporation:


         We have audited the accompanying statement of operations, stockholders' equity, and cash flows of On Command Video Corporation (a majority owned subsidiary of Comsat Video Enterprises, Inc.) for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of On Command Video Corporation for the year ended December 31, 1993, in conforming with generally accepted accounting principles.


                                        /s/ ERNST & YOUNG LLP


ERNST & YOUNG LLP
San Jose, California
January 26, 1994

                          ON COMMAND VIDEO CORPORATION
                                 BALANCE SHEETS
                          AT DECEMBER 31, 1995 AND 1994
                    (In thousands, except per share amounts)

                                                            1995         1994
                                                          --------    --------
ASSETS
  Current assets:
    Cash and cash equivalents ........................    $    956    $  8,323
    Accounts receivable (less allowance for doubtful
       accounts of $100 in 1995 and 1994) ............       9,853      12,382
    Other current assets .............................         831         312
    Deferred income taxes ............................       1,163       1,290
                                                          --------    --------
      Total current assets ...........................      12,803      22,307
  Video Systems, net .................................     188,910     113,588
  Property and equipment, net ........................       2,971       2,339
  Other assets, net ..................................       6,321         650
                                                          --------    --------
      Total assets ...................................    $211,005    $138,884
                                                          ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable .................................    $  6,210    $ 12,345
    Accrued compensation .............................       1,715       2,070
    Taxes payable ....................................       1,813          67
    Other accrued liabilities ........................         934       1,148
    Deferred revenue .................................         803       1,181
    Current portion of stockholders' notes payable ...      15,942         817
                                                          --------    --------
      Total current liabilities ......................      27,417      17,628
    Other accrued liabilities ........................       1,841         719
    Long-term portion of stockholders' note payable ..        --           208
    Deferred income taxes ............................         259         337
                                                          --------    --------
      Total liabilities ..............................      29,517      18,892
  Commitments and contingencies ......................        --          --
  Redeemable common stock ............................      10,264      10,264
  Stockholders' equity:
    Common stock, $.01 par value: shares authorized--
      9,000 in 1995 and 7,000 in 1994; shares issued
      and outstanding--7,277 in 1995 and 5,396 in 1994          73          54
    Additional paid-in capital .......................     166,495     109,920
    Retained earnings (deficit) ......................       4,656        (246)
                                                          --------    --------
      Total stockholders' equity .....................     171,224     109,728
                                                          --------    --------
        Total ........................................    $211,005    $138,884
                                                          ========    ========



                       See Notes to Financial Statements.

                          ON COMMAND VIDEO CORPORATION
                              STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                   (In thousands, except per share amounts)


                                                 1995           1994         1993
                                               --------     ---------     ---------
Revenues:

  Movie revenues .........................    $ 75,009     $45,931     $23,415

  Video systems sales ....................      22,852      31,698       6,009

  Video management services ..............       4,198       3,980         780
                                              --------     -------     -------

    Total revenues .......................     102,059      81,609      30,204
                                              --------     -------     -------

Direct costs of revenues:

  Movie revenues .........................      24,052      16,593       7,213

  Video systems sales ....................      20,015      27,600       4,936

  Video management services ..............       4,350       3,593         763
                                              --------     -------     -------

    Total direct costs of revenues .......      48,417      47,786      12,912
                                              --------     -------     -------

Operating expenses:

  Depreciation and amortization ..........      28,737      17,534       7,820

  Field service ..........................       9,054       5,274       3,300

  Research and development ...............       2,642       1,771       1,216

  Marketing, general and administrative ..       3,118       3,397       2,619

  Settlement of litigation ...............       1,540        --          --
                                              --------     -------     -------

    Total operating expenses .............      45,091      27,976      14,955
                                              --------     -------     -------

Income from operations ...................       8,551       5,847       2,337

Interest income ..........................          61         178         300

Interest expense .........................        (413)       (256)       (317)
                                              --------     -------     -------

Income before income taxes ...............       8,199       5,769       2,320

Provision for income taxes ...............       3,297       2,313         962
                                              --------     -------     -------

Net income ...............................    $  4,902     $ 3,456     $ 1,358
                                              ========     =======     =======

Net income per common and equivalent share    $   0.72     $  0.62     $  0.35
                                              ========     =======     =======

Shares used in per share computations ....       6,833       5,571       3,896
                                              ========     =======     =======




                       See Notes to Financial Statements.

                          ON COMMAND VIDEO CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (In thousands)

                                          COMMON STOCK     ADDITIONAL    RETAINED       TOTAL
                                         ---------------     PAID-IN     EARNINGS    STOCKHOLDERS'
                                         SHARES    AMOUNT    CAPITAL     (DEFICIT)      EQUITY
                                         ------    ------    -------     ---------      ------
Balances, January 1, 1993 ........       3,243    $     33    $ 45,702    $ (5,060)    $ 40,675

Sale of common stock to investors          881           9      24,191          --       24,200

Exercise of stock options ........         136           1         868          --          869

Income tax benefit of stock option
  transactions ...................          --          --         390          --          390

Issuance of warrants .............          --          --         504          --          504

Net income .......................          --          --          --       1,358        1,358
                                      --------    --------    --------    --------     --------

Balances, December 31, 1993 ......       4,260          43      71,655      (3,702)      67,996

Sale of common stock to investors        1,075          10      37,490          --       37,500

Exercise of stock options ........          61           1         601          --          602

Income tax benefit of stock option          --          --         174          --          174
  transactions

Net income .......................          --          --          --       3,456        3,456
                                      --------    --------    --------    --------     --------

Balances, December 31, 1994 ......       5,396          54     109,920        (246)     109,728

Common stock issued in connection        1,879          19      56,520          --       56,539
  with contribution agreement with
  COMSAT (Note 9)

Exercise of stock options ........           2          --          35          --           35

Income tax benefit of stock option
  transactions ...................          --          --          20          --           20

Net income .......................          --          --          --       4,902        4,902
                                      --------    --------    --------    --------     --------

Balances, December 31, 1995 ......       7,277    $     73    $166,495    $  4,656     $171,224
                                      ========    ========    ========    ========     ========




                       See Notes to Financial Statements.

                          ON COMMAND VIDEO CORPORATION
                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (In thousands)

                                                                                     1995        1994          1993
                                                                                  --------     --------     --------
Cash flows from operating activities:
  Net income .................................................................    $  4,902     $  3,456     $  1,358
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization ............................................      28,737       17,534        7,820
    Deferred income taxes, net ...............................................       4,506         (383)      (1,013)
    Loss on disposal of fixed assets .........................................         232         --             56
    Changes in assets and liabilities net of effects from acquired operations:
      Pledged cash ...........................................................        --           --            436
      Accounts receivable ....................................................       8,459       (5,811)      (5,043)
      Other current assets ...................................................        (499)        (192)         (55)
      Note receivable from employee ..........................................        --           --            150
      Accounts payable .......................................................      (6,135)       4,482        4,893
      Accrued compensation ...................................................        (355)         838          880
      Income taxes payable ...................................................       1,746       (1,120)       1,685
      Other accrued liabilities ..............................................         159        1,054          605
      Deferred revenue .......................................................        (378)         193          (12)
                                                                                  --------     --------     --------

        Net cash provided by operating activities ............................      41,374       20,051       11,760
                                                                                  --------     --------     --------
Cash flow from investing activities:
  Capital expenditures .......................................................     (63,693)     (64,110)     (56,153)
  Proceeds from sale of property and equipment ...............................        --           --             30
                                                                                  --------     --------     --------

        Net cash provided by investing activities ............................     (63,693)     (64,110)     (56,123)
                                                                                  --------     --------     --------
Cash flows from financing activities:
  Proceeds from stockholders' notes payable ..................................      15,734         --           --
  Principal payments on stockholders' notes payable ..........................        (817)        (817)        (792)
  Net proceeds from issuance of redeemable common stock ......................        --           --         10,264
  Net proceeds from issuance of common stock .................................          35       38,102       15,069
  Collection of note receivable from stockholder .............................        --         10,000       23,000
                                                                                  --------     --------     --------

        Net cash provided by financing activities ............................      14,952       47,285       47,541
                                                                                  --------     --------     --------

Net increase (decrease) in cash and cash equivalents .........................      (7,367)       3,226        3,178

Cash and cash equivalents, beginning of year .................................       8,323        5,097        1,919
                                                                                  --------     --------     --------

Cash and cash equivalents, end of year .......................................    $    956     $  8,323     $  5,097
                                                                                  ========     ========     ========

Supplemental information:
  Cash paid for income taxes .................................................    $  1,426     $  3,762     $    349
                                                                                  ========     ========     ========
  Cash paid for interest .....................................................    $    413     $    256     $    317
                                                                                  ========     ========     ========
  Common stock issued in connection with contribution agreement
    with Comsat ..............................................................    $ 56,539     $   --       $   --
                                                                                  ========     ========     ========
  Common stock issued for notes receivable ...................................    $   --       $   --       $ 10,000
                                                                                  ========     ========     ========
  Ascribed value for issuance of warrants to purchase common
    stock ....................................................................    $   --       $   --       $    840
                                                                                  ========     ========     ========



                       See Notes to Financial Statements.

                          ON COMMAND VIDEO CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

         ORGANIZATION AND NATURE OF BUSINESS -- On Command Video Corporation (the Company) designs, develops, manufacturers and installs proprietary video systems. The Company's video system is a patented video selection and distribution system that allows guests to select motion pictures on computer controlled television sets located in their rooms at any time. The Company also provides in-room viewing of free-to-guest programming of select cable channels and other interactive services under long-term contracts to hotels and businesses. The Company is a majority owned subsidiary of Ascent Entertainment Group, Inc. (Ascent). Ascent is a majority owned subsidiary of COMSAT Corporation (Comsat).

         CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid debt instruments, with insignificant interest rate risk, acquired with an original maturity of less than three months to be cash equivalents. Cash equivalents, consisting primarily of municipal obligations, money market funds, certificates of deposit and bank savings accounts, are stated at amortized cost which approximates market.

         The Company adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. There was no cumulative effect of adopting SFAS No. 115 on the Company's financial position or results of operations.

         VIDEO SYSTEMS, PROPERTY AND EQUIPMENT -- Video systems and property and equipment are stated at cost less accumulated depreciation and amortization. Installed video systems consist of equipment and related costs of installation at hotel locations. Construction in progress consists of purchased and manufactured parts of partially constructed video systems. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives, generally five to seven years, or lease terms.

         Effective October 1, 1994, the Company changed the estimated useful life of installed video systems from five years to the following:

         Video systems.............. Five years
         All other costs............ Term of the contract, five to seven years

         The effect in 1994 from this change in estimate was to increase net income and net income per common and equivalent share by approximately $420,000 and $.07, respectively.

         OTHER ASSETS -- Other assets consist of the warrants referred to in
         Note 7 plus payments made to customers as inducements for them to enter into contracts with the Company for the installation of pay-per-view video systems. These assets are amortized on a straight-line basis over the term of the contracts, five to seven years. Additionally, other assets at December 31, 1995 include an investment of $1,265,000 in MagiNet Corporation accounted for at cost.

         REVENUE RECOGNITION -- The Company installs pay-per-view video systems in hotels, generally under five- to seven-year agreements, whereby it recognizes revenues at the time of viewing. Revenue from the sale of video systems is recognized when the equipment is shipped, except for systems requiring installation by the Company, which is recognized upon completion of the installation. Revenues from video management services and royalties are recognized when earned.

         NET INCOME PER SHARE -- Net income per share is based on the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares include redeemable common stock and common stock options and warrants.

         INCOME TAXES -- The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to account for income taxes.

         CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable, the estimated useful lives of video systems and property and equipment, reducing construction in progress to its net realizable value and the amounts of certain accrued liabilities.

         The Company participates in the highly competitive in-room entertainment industry and believes that changes in any of the following areas could have a material adverse affect on the Company's future financial position or results of operations: decline in hotel occupancy as a result of general business, economic, seasonal or other factors; loss of one or more of the major hotel chain customers; ability to obtain additional capital to finance capital expenditures; ability to retain senior management and key employees; and risks of technological obsolescence.

         RECLASSIFICATIONS -- Certain prior year amounts have been reclassified to conform to the current year presentation.

2.       VIDEO SYSTEMS

         Video systems at December 31, consist of the following (in thousands):

                                          1995               1994
                                        ---------         ---------
         Installed video systems ....   $ 210,335         $ 110,180
         Construction in progress ...      31,805            30,381
                                        ---------         ---------
                                          242,140           140,561
         Accumulated depreciation ...     (53,230)          (26,973)
                                        ---------         ---------
         Video systems, net .........   $ 188,910         $ 113,588
                                        =========         =========

3.       PROPERTY AND EQUIPMENT

         Property and equipment at December 31, consist of the following (in thousands):

                                                            1995        1994
                                                           -------     -------
         Machinery and equipment ......................    $ 3,767     $ 2,485
         Furniture, fixtures and leasehold improvements        914         785
                                                           -------     -------
                                                             4,681       3,270
         Accumulated depreciation and amortization ....     (1,710)       (931)
                                                           -------     -------
         Property and equipment, net ..................    $ 2,971     $ 2,339
                                                           =======     =======

4.       STOCKHOLDERS' NOTES PAYABLE

         Stockholders' notes payable at December 31 consist of the following (in thousands):

                                                      1995             1994
                                                    ---------        --------
         Ascent..............................       $  15,734        $  --
         Other stockholders..................             208           1,025
                                                    ---------        --------
                                                       15,942           1,025
         Less current portion................         (15,942)           (817)
                                                    --------         --------
         Long-term...........................       $  --            $    208
                                                    ========         ========


           In 1995, the Company entered into a promissory note agreement with Ascent which is payable upon demand. Interest on principal up to $12,500,000 bears interest at the prime rate (8.5% at December 31, 1995), and principal in excess of $12,500,000 bears interest at the prime rate plus 0.5% per annum.

           In 1990 and 1991, the Company entered into promissory note agreements with certain of its stockholders. The notes are payable to the stockholders in sixty equal monthly installments with interest at 14% per annum.

5.         COMMITMENTS

           FACILITY LEASES

           The Company leases its principal facilities from a stockholder under a noncancelable operating lease which expires in December 1999. In addition to lease payments, the Company is responsible for taxes, insurance and maintenance of the leased premises.

           Rental payments to the stockholder were approximately $538,000, $538,000 and $255,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Rental expense under all operating leases was approximately $616,000, $572,000 and $284,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

           Future minimum annual payments under noncancelable operating leases at December 31, 1995 are as follows:

           1996......................................   $  627,000
           1997......................................      669,000
           1998......................................      699,000
           1999......................................      653,000
                                                        ----------
                                                        $2,648,000
                                                        ==========

         PURCHASE COMMITMENTS

         Noncancelable commitments for the purchase of video systems amounted to approximately $7,500,000 at December 31, 1995.

6.       REDEEMABLE COMMON STOCK

         In July 1993, pursuant to a stock purchase agreement the Company sold 410,561 shares of common stock at $25.00 per share, subject to a put option. The stock purchase agreement provides that, until May 1998, the stockholder may elect to sell the shares back to the Company upon the earlier of (i) June 1, 1995 or (ii) the date the stockholder determines that ownership of such shares may directly or indirectly jeopardize its ability to retain material licenses in connection with its business. The put price is equal to the original purchase price plus interest from the date the shares were initially purchased, at an interest rate equal to the average of the one-year U.S. Treasury Bill rate compounded annually.

7.       STOCKHOLDERS' EQUITY

         STOCK OPTION PLAN

         The Company has adopted a stock option plan (the Plan), expiring in June 1999, under which employees, directors and consultants may be granted incentive or nonstatutory stock options for the purchase of common stock of the Company. Incentive stock options are granted at fair value on the date of grant as determined by the Board of Directors and nonstatutory stock options are granted at a price per share fixed by the Board of Directors of the Company but not less than 85% of the fair value of the date of grant. Options generally vest over a five-year period and are exercisable in installments of 20% one year from the date of grant and ratably per month thereafter. Unvested options are canceled upon termination of employment.

                                 Options        Options Outstanding
                                 -------        -------------------
                                Available     Number of       Price
                                for Grant      Shares       Per Share
                                ---------      ------       ---------
Balance at January 1, 1993 .     169,800      281,607    $ 1.25 - $20.00

Granted ....................     (60,000)      60,000         25.00
Exercised ..................        --       (135,656)     1.25 -  16.84
                                 -------      -------

Balance at December 31, 1993     109,800      205,951      5.00 -  25.00

Granted ....................     (20,000)      20,000         32.50
Exercised ..................        --        (60,965)     5.00 -  20.00
Canceled ...................       3,085       (3,085)        20.00
                                 --------     -------

Balance at December 31, 1994      92,885      161,901      7.50 -  32.50

Exercised ..................        --         (2,250)    13.41 -  16.84
                                  --------    -------

Balance at December 31, 1995      92,885      159,651    $ 7.50 - $32.50
                                  ========    =======



         At December 31, 1995, options to purchase 100,154 shares of common stock were exercisable.

         WARRANTS

         In August 1991, the Company issued warrants to two stockholders to purchase 27,964 shares of common stock at $20.12 per share. The warrants are currently exercisable and expire in July 1996.

         In July 1993, in connection with the sale of common stock, the Company issued warrants to a related party to purchase 410,561 shares of common stock at $27.50 per share through May 1996, increasing to $30.25 per share in June 1996 and $33.28 per share in June 1997. The original value ascribed to the warrants of $840,000 is included in other assets and is being amortized over the estimated period of benefit of seven years. Amortization expense was $120,000 in both 1995 and 1994. The warrants are currently exercisable and expire in May 1998.

         SHARES RESERVED FOR FUTURE ISSUANCE

         Common stock reserved for future issuance at December 31, 1995 as follows:


         Redeemable common stock..........    410,561
         Option plan......................    252,536
         Warrants.........................    438,525
                                            ---------
                                            1,101,622
                                            =========

         RECENTLY ISSUED ACCOUNTING STANDARD

         The Company is required to adopt Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" in fiscal year 1996. SFAS No. 123 establishes accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. Under SFAS No. 123, the Company may either adopt the new fair value based accounting method or continue the intrinsic value based method and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of SFAS No. 123 has been adopted. The Company plans to adopt only the disclosure requirements of SFAS No. 123; therefore, for options issued to employees, such adoption will have no effect on the Company's net income or cash flows.

8.       INCOME TAXES

         In August 1995, Comsat's ownership interest in the Company exceeded 80% and the Company became a member of Comsat's consolidated tax group for income tax purposes. The Company has prepared its tax provision for 1995 based on inclusion in Comsat's consolidated return. However, the provision as calculated would approximate the provision if prepared on a separate return basis. The current and deferred tax expense represent the Company's separately computed tax liability.

         The provision for income taxes at December 31 consists of the following (in thousands):

                             1995                  1994                1993
                           -------                -------             -------
Current:
     Federal               $  (714)               $ 2,525             $ 1,579
     State ...........          48                    171                 396
                           -------                -------             -------
                              (666)                 2,696               1,975
                           -------                -------             -------
Deferred:
     Federal                 3,572                   (508)               (847)
     State ...........         391                    125                (166)
                           -------                -------             -------
                             3,963                   (383)             (1,013)
                           -------                -------             -------

Total ...............      $ 3,297                $ 2,313             $   962
                           =======                =======             =======



         The provision for income taxes differs from the amount obtained by applying the federal statutory rate (35%) to income before income taxes at December 31 as follows (in thousands):

                                           1995           1994           1993
                                          -------        -------        -------
Tax computed at federal statutory rate    $ 2,870        $ 2,019        $   812
State taxes, net of federal benefit ..        439            296            103
Other ................................        (12)            (2)            47
                                          -------        -------        -------

Provision for income taxes ...........    $ 3,297        $ 2,313        $   962
                                          =======        =======        =======



         Deferred income taxes, which result from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, at December 31 consist of the following (in thousands):

                                                         1995          1994
                                                       -------        -------
Deferred tax assets:
     Tax net operating loss and credit carryforwards   $ 1,856        $ 3,165
     Accruals not recognized for tax purposes ......       839            823
     Deferred revenue ..............................       322            467
     Other .........................................       120            155
                                                       -------        -------

Total deferred tax assets ..........................     3,137          4,610

Deferred tax liabilities:
     Depreciation and amortization .................    (2,233)        (3,657)
                                                       -------        -------

Net deferred tax assets ............................   $   904        $   953
                                                       =======        =======

         Alternative minimum tax credit carryforwards of approximately $1,512,000 and $270,000 are available to offset future regular federal and state tax liabilities, respectively. Research and development tax credit carryforwards of approximately $32,000 and $80,000 are available to offset future federal and state tax liabilities, respectively. The federal research and development credit carryforwards begin expiring in 2006. Additionally, the Company has state net operating loss carryforwards of approximately $1,500,000 which expire beginning in 2000 and may be subject to limitation in the event of certain defined changes in stock ownership.

9.       RELATED PARTY TRANSACTIONS

         On August 1, 1995, the Company entered into a Contribution Agreement with Ascent, whereby the Company acquired various assets and liabilities (primarily installed video systems and related construction in progress, accounts receivable, deferred income taxes and other assets) from Ascent with a net book value of approximately $56,539,000 in exchange for 1,878,624 shares of common stock of the Company. This transfer of net assets and shares between companies under common control has been accounted for at historical cost.

         The Company sold video systems and provided video management services to Ascent totaling approximately $18,900,000, $28,100,000 and $4,200,000 in 1995, 1994 and 1993, respectively. The Company had approximately $2,300,000 in payables to Ascent at December 31, 1995. The Company had approximately $4,500,000 in accounts receivable from, and $5,200,000 in payables to, Ascent at December 31, 1994. Marketing, general and administrative expenses in the accompanying financial statements are net of $732,000, $1,316,000 and $226,000 in 1995, 1994
         and 1993, respectively, paid by Ascent based on a percentage of video system sales to Ascent. Research and development expenses in the accompanying financial statements are net of $436,000, $742,000 and $224,000 in 1995, 1994 and 1993, respectively, paid by Ascent based on a percentage of video system sales to Ascent.

         The Company earned revenues of approximately $15,000,000, $12,400,000 and $4,900,000 in 1995, 1994 and 1993, respectively, from another company and its affiliates, which is a related party by virtue of its ownership of the Company's common stock. The Company also earned video system sales of approximately $3,000,000 and movie revenues of approximately $362,000 in 1995 from a company which is a related party by virtue of the Company's preferred stock investment in this company.

         Interest expense to related parties was approximately $413,000, $243,000 and $315,000 in 1995, 1994 and 1993, respectively.

10.      CONCENTRATION OF CREDIT RISK

         The Company generates the majority of its revenues from the guest usage of proprietary video systems located in various hotels primarily throughout the United States and Canada. The Company performs periodic credit evaluations of its installed hotel locations and generally requires no collateral. While the Company does maintain allowances for potential credit losses, actual bad debt losses have not been significant. The Company invests its cash in high-credit quality institutions. These instruments are short-term in nature and, therefore, bear minimal risk.

         Three customers and their affiliates accounted for 35%, 18% (related party), and 15% (related party) of revenues in 1995 (29%, 34% and 15%, respectively, in 1994; and 39%, 14% and 16%, respectively, in
         1993).

11.      EMPLOYEE BENEFIT PLAN

         Qualified employees are eligible to participate in the Company's 401(k) tax-deferred savings plan. Participants may contribute up to 20% of their eligible earnings (to a maximum of approximately $9,000 per year) to this plan, for which the Company, at the discretion of the Board or Directors, may make matching contributions. Contributions made by the Company were approximately $351,000 and $227,000 in 1995 and 1994, respectively (none in 1993).

12.      LEGAL MATTERS

         In 1995, the Company recorded a charge of $1,540,000 related to the settlement with a former employee who alleged wrongful termination and breach of contract.

         Additionally, in 1995 the Company settled a lawsuit in which it claimed a competitor had infringed certain of the Company's patents. The settlement had no significant impact on the Company's financial position or results of operations or cash flows.

13.      SUBSEQUENT EVENTS

         In March 1996, a competitor filed suit against the Company alleging patent infringement and seeking unspecified damages. The Company intends to contest the suit vigorously and believes the claim is without merit and will not result in a material adverse effect to the Company's financial position or results of operations or cash flows.

         On April 19, 1996 Ascent, On Command Video and SpectraVision, Inc (SpectraVision) entered into an agreement (the agreement) which provides that all of On Command Video's assets and liabilities will be combined with certain assets and liabilities of SpectraVision to form a new company (On Command Corporation ("OCC")). The agreement provides that the stockholders of On Command Video will receive 72.5% of the OCC common stock and SpectraVision's bankruptcy estate will receive 27.5% of the OCC common stock, subject to certain adjustments as defined in the agreement. The agreement also provides that OCC will issue warrants to purchase 20% of OCC's common stock, 65% of which are to be issued to the stockholders of On Command Video and 35% of which are to issued to SpectraVision's bankruptcy estate. The proposed business combination will be accounted for as a purchase.

         Ascent, On Command Video and Hilton Hotels (Hilton) entered into a letter agreement in August 1996, providing for the cancellation of 470,588 shares of On Command Video common stock issued to Ascent pursuant to the Contribution Agreement more fully described in Note 9. The letter agreement also provided for the extension of the date on which the exercise price of the 410,561 warrants issued to Hilton would increase from June 1, 1996 to the later of (i) 90 days after the closing or the abandonment of the proposed transaction with SpectraVision described above or (ii) December 1, 1996. The letter agreement also provides that if in connection with the proposed transaction with SpectraVision, On Command Video common stock or OCC securities into which it is converted are registered under the Securities Exchange Act of 1933 and Hilton's shares of On Command Video's common stock (or OCC common stock into which they are converted) are freely tradeable, both the Hilton put option with respect to the redeemable common stock and the Hilton warrants, unless exercised before such closing, will terminate as of the closing of the proposed transaction with SpectraVision.

         In addition, the letter agreement provides that if Hilton exercises its warrants by reason of the closing of the proposed transaction with SpectraVision, Hilton will have the right to put to Ascent all, but not less than all, of those Hilton warrant shares of On Command Video common stock (or OCC common stock into which they are converted)
         Hilton still owns on the date 90 days after the closing of the proposed transaction with SpectraVision at the same exercise price in the Hilton warrant.

                          ON COMMAND VIDEO CORPORATION
                            CONDENSED BALANCE SHEETS
                     AT JUNE 30, 1996 AND DECEMBER 31, 1995
                    (In thousands, except per share amounts)

                                                                                 JUNE 30,    DECEMBER 31,
                                                                                   1996         1995
                                                                                ----------     --------
                                                                               (Unaudited)
ASSETS
  Current assets:
    Cash and cash equivalents ...........................................       $    145       $    956
    Accounts receivable .................................................         13,819          9,853
    Other current assets ................................................            922            831
    Deferred income taxes ...............................................          1,243          1,163
                                                                                --------       --------
      Total current assets ..............................................         16,129         12,803
  Video Systems, net ....................................................        207,504        188,910
  Property and equipment, net ...........................................          3,263          2,971
  Other assets, net .....................................................          6,019          6,321
                                                                                --------       --------
      Total assets ......................................................       $232,915       $211,005
                                                                                ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable ....................................................       $  8,761       $  6,210
    Accrued compensation ................................................          1,610          1,715
    Taxes payable .......................................................          3,298          1,813
    Other accrued liabilities ...........................................          1,456            934
    Deferred revenue ....................................................            471            803
    Current portion of stockholders' notes payable ......................         29,270         15,942
                                                                                --------       --------
      Total current liabilities .........................................         44,866         27,417
    Other accrued liabilities ...........................................          1,816          1,841
    Deferred income taxes ...............................................          1,012            259
                                                                                --------       --------
      Total liabilities .................................................         47,694         29,517
  Commitments and contingencies .........................................           --             --
  Redeemable Common Stock ...............................................         10,264         10,264
  Stockholders' equity:
    Common stock, $.01 par value: shares authorized--9,000; shares issued
      and outstanding--7,279 in 1996 and 7,277 in 1995 ..................             73             73
    Additional paid-in capital ..........................................        168,604        166,495
    Retained earnings ...................................................          6,280          4,656
                                                                                --------       --------
      Total stockholders' equity ........................................        174,957        171,224
                                                                                --------       --------
        Total ...........................................................       $232,915       $211,005
                                                                                ========       ========



                  See Notes to Condensed Financial Statements.

                          ON COMMAND VIDEO CORPORATION
                         CONDENSED STATEMENTS OF INCOME
                     SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                    (In thousands, except per share amounts)

                                                      SIX MONTHS ENDED
                                                           JUNE 30,
                                                    --------------------
                                                       1996       1995
                                                    --------    --------
                                                         (Unaudited)
Revenues:

  Movie revenues..................................  $ 55,999    $ 31,431

  Video systems sales.............................     6,491      16,372

  Video management services.......................    --           3,528
                                                    --------    --------

    Total revenues................................    62,490      51,331
                                                    --------    --------

Direct costs of revenues:

  Movie revenues..................................    22,931       9,472

  Video systems sales.............................     5,009      14,405

  Video management services.......................    --           3,654
                                                    --------    --------

    Total direct costs of revenues................    27,940      27,531
                                                    --------    --------

Operating expenses:

  Depreciation and amortization...................    21,293      11,496

  Field service...................................     5,240       4,341

  Research and development........................     1,929       1,131

  Marketing, general and administrative...........     2,212       1,016

  Settlement of litigation........................    --           1,540
                                                    --------    --------

    Total operating expenses......................    30,674      19,524
                                                    --------    --------

Income from operations............................     3,876       4,276

Interest income...................................        19          46

Interest expense..................................   (1,008)        (99)
                                                    --------    --------

Income before income taxes........................     2,887       4,223

Provision for income taxes........................     1,263       1,715
                                                    --------    --------

Net income........................................  $  1,624    $  2,508
                                                    ========    ========

Net income per common and equivalent share........  $   0.21    $   0.42
                                                    ========    ========

Shares used in per share computations.............     7,903       6,015
                                                    ========    ========



                  See Notes to Condensed Financial Statements.

                          ON COMMAND VIDEO CORPORATION
                       CONDENSED STATEMENTS OF CASH FLOWS
                     SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                                 (In thousands)

                                                                                     SIX MONTHS ENDED
                                                                                          JUNE 30,
                                                                                  ---------------------
                                                                                     1996       1995
                                                                                  ---------   ---------
                                                                                       (Unaudited)
Cash flows from operating activities:
  Net income...................................................................   $   1,624   $   2,508
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization..............................................      21,293      11,496
    Deferred income taxes, net.................................................         673        --
    Loss on disposal of fixed assets...........................................           4         231
    Changes in assets and liabilities net of effects from acquired operations:
      Accounts receivable......................................................      (3,966)       (821)
      Other current assets.....................................................         (91)        (82)
      Accounts payable.........................................................       2,551         709
      Accrued compensation.....................................................        (105)        (71)
      Income taxes payable.....................................................       1,485         839
      Other accrued liabilities................................................         497          13
      Deferred revenue.........................................................        (332)        (58)
                                                                                  ---------   ---------

        Net cash provided by (used in) operating activities....................      23,633      14,764
                                                                                  ---------   ---------
Cash flow from investing activities:
  Capital expenditures.........................................................     (37,717)    (24,718)
  Other assets.................................................................         (70)        --
                                                                                  ---------   ---------

        Net cash used in investing activities..................................     (37,787)    (24,718)
                                                                                  ---------   ---------
Cash flows from financing activities:
  Proceeds from stockholders' notes payable....................................      13,500       5,000
  Principal payments on stockholders' notes payable............................        (172)       (454)
  Net proceeds from issuance of common stock...................................          15          35
                                                                                  ---------   ---------

        Net cash provided by financing activities..............................      13,343       4,581
                                                                                  ---------   ---------
Net decrease in cash and cash equivalents......................................        (811)     (5,373)

Cash and cash equivalents, beginning of period.................................         956       8,323
                                                                                  ---------   ---------

Cash and cash equivalents, end of period.......................................   $     145   $   2,950
                                                                                  =========   =========

Supplemental information:
  Cash paid for income taxes...................................................   $     224   $   1,180
                                                                                  =========   =========
  Cash paid for interest.......................................................   $     260   $      99
                                                                                  =========   =========
  Common stock issued in connection with contribution agreement
    with Ascent................................................................   $   2,094   $    --
                                                                                  =========   =========



                  See Notes to Condensed Financial Statements.

                          ON COMMAND VIDEO CORPORATION
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED JUNE 30, 1996 AND 1995


1. In the opinion of management, these unaudited condensed financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position as of June 30, 1996 and the results of operations and cash flows for the six months ended June 30, 1996 and 1995.

         The results of operations for the six months ended June 30, 1996 may not necessarily be indicative of the results of operations for the fiscal year ending December 31, 1996.

         These condensed financial statements should be read in conjunction with the financial statements and related notes for the years ended December 31, 1995, 1994 and 1993, included elsewhere herein.

2.       NET INCOME PER SHARE

         Net income per share is based on the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares include redeemable common stock and common stock options and warrants.

3.       RELATED PARTY TRANSACTION

         On August 1, 1995, the Company entered into a Contribution Agreement with Ascent, whereby the Company acquired various assets and liabilities (primarily installed video systems and related construction in progress, accounts receivable, deferred income taxes and other assets) from Comsat with a net book value of approximately $56,539,000 in exchange for 1,878,624 shares of common stock of the Company. The transfer of net assets and shares between companies under common control has been accounted for at historical cost.

4.       LITIGATION

         In March 1996, a competitor filed suit against the Company alleging patent infringement and seeking unspecified damages. The Company intends to contest the suit vigorously and believes the claim is without merit and will not result in a material adverse effect to the Company's financial position or results of operations.


5.       PROPOSED BUSINESS COMBINATION

         On April 19, 1996 Ascent, On Command Video and SpectraVision entered into an agreement (the "agreement") which provides that all of On Command Video's assets and liabilities will be combined with certain assets and liabilities of SpectraVision to form a new company (On Command Corporation ("OCC")). The agreement provides that the stockholders of On Command Video will receive 72.5% of the OCC common stock and SpectraVisions' bankruptcy estate will receive 27.5% of the OCC common stock, subject to certain adjustments as defined in the agreement. The agreement also provides that OCC will issue warrants to purchase 20% of OCC's common stock, 65% of which are to be issued to the stockholders of On Command Video and 35% of which are to be issued to SpectraVision's bankruptcy estate. The proposed business combination will be accounted for as a purchase.


6.       SUBSEQUENT EVENTS

         Ascent, On Command Video and Hilton Hotels (Hilton) entered into a letter agreement in August 1996, providing for the cancellation of 470,588 shares of On Command Video common stock issued to Ascent pursuant to the Contribution Agreement more fully described in Note 3. The letter agreement also provided for the extension of the date on which the exercise price of 410,561 warrants issued to Hilton would increase from June 1, 1996 to the later of (i) 90 days after the closing or the abandonment of the proposed transaction with SpectraVision described above or (ii) December 1, 1996. The letter agreement also provides that if in connection with the proposed transaction with SpectraVision, On Command Video common stock or OCC securities into which it is converted are registered under the Securities Exchange Act of 1933 and Hilton's shares of On Command Video's common stock (or OCC common stock into which they are converted) are freely tradeable, both the Hilton put option with respect to the redeemable common stock and the Hilton warrants, unless exercised before such closing, will terminate as of the closing of the proposed transaction with SpectraVision.

         In addition, the letter agreement provides that if Hilton exercises its warrants by reason of the closing of the proposed transaction with SpectraVision, Hilton will have the right to put to Ascent all, but not less than all, of those Hilton warrant shares of On Command Video common sock (or OCC common stock into which they are converted)
         Hilton still owns on the date 90 days after the closing of the proposed transaction with SpectraVision at the same exercise price in the Hilton warrant.

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF SPECTRAVISION


Audited Financial Statements for the Years Ended December 31, 1995, 1994 and
1993:



           Independent Auditors' Report.............................. F-23
           Consolidated Statements of Financial Position
             at December 31, 1995 and 1994........................... F-24
           Consolidated Statements of Operations for the
             Years Ended December 31, 1995, 1994 and 1993............ F-25
           Consolidated Statements of Stockholders'
             Deficit for the Years Ended December 31, 1995,
             1994 and 1993........................................... F-26
           Consolidated Statements of Cash Flows for the
             Years Ended December 31, 1995, 1994 and 1993............ F-27
           Notes to Consolidated Financial Statements................ F-28

Unaudited Interim Financial Statements for the Six Months
ended June 30, 1996 and 1995:
           Condensed Consolidated Balance Sheets at
             June 30, 1996 and December 31, 1995..................... F-59
           Condensed Consolidated Statements of Operations
             for the Six Months Ended June 30, 1996 and 1995......... F-60
           Condensed Consolidated Statements of Cash Flows
             for the Six Months Ended June 30, 1996 and 1995......... F-61
           Notes to Condensed Consolidated Financial Statements...... F-62

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
SpectraVision, Inc.:

We have audited the accompanying balance sheets of SpectraVision, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SpectraVision, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes 1 and 3 to the consolidated financial statements, the Company, together with four of its subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court on June 8, 1995. Although the Company and the subsidiaries are currently operating their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of their businesses as going concerns is contingent upon, among other things, the ability to formulate a plan of reorganization which will gain approval of the creditors and confirmation by the Bankruptcy Court and the ability to generate sufficient cash from operations and financing sources to meet obligations as they come due. In addition, as discussed in Note 7, the Company does not expect that it will be in compliance in 1996 with certain financial covenants related to its debtor-in-possession financing, which could permit its lenders to accelerate the due date of such financing. The Company's filing under Chapter 11 and its expected noncompliance with certain covenants related to its debtor-in-possession financing raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are discussed in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                  /s/ KPMG Peat Marwick LLP


KPMG Peat Marwick LLP
Dallas, Texas
March 1, 1996, except as to the second paragraph of Note 7, which is as of March 22, 1996

                               SPECTRAVISION, INC.
                             (DEBTOR-IN-POSSESSION)
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                   (Dollars in thousands, except share data)

                                                                              DECEMBER 31,      DECEMBER 31,
                                                                                  1995             1994
                                                                               ---------        ---------
ASSETS
  Cash and Cash Equivalents ............................................       $   3,438        $   1,317
  Accounts Receivable (net of allowance for doubtful accounts of $1,812
    and $1,072 in 1995 and 1994, respectively) .........................          16,428           20,417
  Debt Issuance Costs (net) ............................................           5,827            6,797
  Prepaids and Other Assets ............................................           8,125            8,108
  Video Systems:
    In Process Video Systems ...........................................          11,329           38,144
    Installed Video Systems ............................................         247,987          242,003
                                                                               ---------        ---------
      Subtotal .........................................................         259,316          280,147
  Less Accumulated Depreciation and Amortization .......................        (155,604)        (148,290)
                                                                               ---------        ---------
  Total Video Systems ..................................................         103,712          131,857
  Building and Equipment Building ......................................           4,300            4,294
  Furniture, Fixtures and Other Equipment ..............................           8,002            6,887
                                                                               ---------        ---------
    Subtotal ...........................................................          12,302           11,181
  Less Accumulated Depreciation ........................................          (5,921)          (4,965)
                                                                               ---------        ---------
  Total Building and Equipment .........................................           6,381            6,216
  Land .................................................................           2,559            2,559
  Hotel Contracts (net) ................................................          47,403           50,000
  Deferred Contract Concession Costs (net) .............................          11,749           15,551
                                                                               ---------        ---------
TOTAL ASSETS ...........................................................       $ 205,622        $ 242,822
                                                                               =========        =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities
  Accounts Payable .....................................................       $   8,128        $  48,807
  Accrued Liabilities
    Interest ...........................................................            --              3,413
    Compensation .......................................................           2,112            4,495
    Other ..............................................................           9,086           21,522
  Income Taxes .........................................................             183              290
  Deferred Income Taxes ................................................           5,467            6,757
  Debt
    Revolving Credit Facility ..........................................            --             12,500
    Canadian Bank Credit Facility ......................................            --              7,350
    Foothill Revolving Credit Facility .................................          26,703             --
    11.5% Senior Discount Notes ........................................            --            172,295
    11.65% Senior Subordinated Reset Notes .............................            --            294,768
    Capitalized Lease Obligations ......................................           1,964           23,492
    Other Debt .........................................................            --                158
                                                                               ---------        ---------
  Total Debt ...........................................................          28,667          510,563
Liabilities Subject to Settlement Under Reorganization .................         579,587             --
                                                                               ---------        ---------
Total Liabilities ......................................................         633,230          595,847
Contingent Value Rights Subject to Settlement Under Reorganization .....          20,000           20,000
Stockholders' Deficit
  Class A Common Stock--$0.001 par value, authorized 6,000,000 shares,
    issued and outstanding, 4,593,526 shares in 1995 and 1994 ..........               5                5
  Class B Common Stock--$0.001 par value, authorized 144,000,000 shares,
    issued and outstanding, 19,390,379 shares in 1995 and 1994 .........              19               19
  Additional Paid in Capital ...........................................         392,185          392,185
  Retained Deficit .....................................................        (840,289)        (765,729)
  Foreign Currency Translation Adjustment ..............................             472              495
                                                                               ---------        ---------
Total Stockholders' Deficit ............................................        (447,608)        (373,025)
                                                                               ---------        ---------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ............................       $ 205,622        $ 242,822
                                                                               =========        =========




        See accompanying Notes to the Consolidated Financial Statements.

                               SPECTRAVISION, INC.
                             (DEBTOR-IN-POSSESSION)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (Dollars in thousands, except share data)


                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                              1995            1994            1993
                                                           --------        ---------        --------
Revenues ...........................................       $123,986        $ 142,384        $162,993
Costs and Expenses:
  Total direct costs ...............................         52,813           58,015          58,834
  Depreciation and amortization ....................         39,364           50,534          44,103
  Write-down of hotel contracts ....................           --            196,256            --
  Technology and field service charge ..............           --               --             7,000
  Loss on sale of manufacturing assets and inventory           --               --               649
  Operating expenses ...............................         17,563           13,205          24,583
  Contracted service costs .........................         29,280           21,029           1,716
  Selling and marketing expenses ...................          4,883            8,741           5,054
  General and administrative expenses ..............         17,320           19,595          15,431
  Research and development (net) ...................          1,769            3,814           1,585
  Exchange loss ....................................            247              581             833
                                                           --------        ---------        --------
    Total costs and expenses .......................        163,239          371,770         159,788
                                                           --------        ---------        --------
Operating Income (Loss) ............................        (39,253)        (229,386)          3,205
Non-operating Income ...............................           (508)          (1,163)           --
Interest expense, net (Contractual interest expense
  of $67,959 in 1995) ..............................         28,177           54,981          48,990
                                                           --------        ---------        --------
Loss before Reorganization Items, Income Taxes
  and Extraordinary Item ...........................        (66,922)        (283,204)        (45,785)
Reorganization items ...............................          7,563             --              --
                                                           --------        ---------        --------
Loss before Income Taxes and Extraordinary Item ....        (74,485)        (283,204)        (45,785)
Income Taxes:
  State and foreign provision (benefit) ............            126             (448)          1,739
  Deferred benefit .................................           (966)         (28,472)         (4,467)
                                                           --------        ---------        --------
    Total Income Tax Benefit .......................           (840)         (28,920)          2,728
                                                           --------        ---------        --------
Loss Before Extraordinary Item .....................        (73,645)        (254,284)        (43,057)
Extraordinary Item--loss from debt extinguishment ..            915             --             2,699
                                                           --------        ---------        --------
Net Loss ...........................................       $(74,560)       $(254,284)       $(45,756)
                                                           ========        =========        ========
Loss Per Common Share:
  Before extraordinary item ........................       $  (3.07)       $  (10.60)       $  (2.37)
  Extraordinary item ...............................          (0.04)            --             (0.15)
                                                           --------        ---------        --------
  Net Loss .........................................       $  (3.11)       $  (10.60)       $  (2.52)
                                                           ========        =========        ========



        See accompanying Notes to the Consolidated Financial Statements.

                               SPECTRAVISION, INC.
                             (DEBTOR-IN-POSSESSION)
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                             (Dollars in thousands)



                                             YEAR ENDED DECEMBER 31,
                                             -----------------------
                                    1995              1994             1993
                                  ---------        ---------        ---------
Class A Common Stock
  Beginning balance .......       $       5        $       5        $       5
                                  ---------        ---------        ---------
  Ending balance ..........               5                5                5
                                  ---------        ---------        ---------

Class B Common Stock
  Beginning balance .......              19               19               11
  Issued in public offering            --               --                  8
                                  ---------        ---------        ---------
  Ending balance ..........              19               19               19
                                  ---------        ---------        ---------

Additional Paid in Capital
  Beginning balance .......         392,185          392,185          314,544
  Issued in public offering            --               --             77,641
                                  ---------        ---------        ---------
  Ending balance ..........         392,185          392,185          392,185
                                  ---------        ---------        ---------

Retained Deficit
  Beginning balance .......        (765,729)        (511,445)        (465,689)
  Net loss ................         (74,560)        (254,284)         (45,756)
                                  ---------        ---------        ---------
  Ending balance ..........        (840,289)        (765,729)        (511,445)
                                  ---------        ---------        ---------

Translation Adjustment
  Beginning balance .......             495              622              206
  Translation adjustment ..             (23)            (127)             416
                                  ---------        ---------        ---------
  Ending balance ..........             472              495              622
                                  ---------        ---------        ---------

Total Stockholders' Deficit       $(447,608)       $(373,025)       $(118,614)
                                  =========        =========        =========




        See accompanying Notes to the Consolidated Financial Statements.

                               SPECTRAVISION, INC.
                             (DEBTOR-IN-POSSESSION)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                              YEAR ENDED DECEMBER 31,
                                                                   1995            1994           1993
                                                              -------------     -----------    ----------
Operating Activities:
Net loss......................................................$     (74,560)    $  (254,284)   $  (45,756)
Adjustments to reconcile net loss to net cash provided
  by operating activities:
  Depreciation and amortization...............................       39,364          50,534        44,103
  Loss on sale of manufacturing assets and inventory..........         --              --             649
  Payment of 1992 Restructuring costs.........................         --              --          (9,236)
  Other non-cash items:
    Write-down of hotel contracts.............................         --           196,256           --
    Technology and field service charge.......................         --              --           7,000
    Deferred income tax benefit...............................         (966)        (28,472)       (4,467)
    Extraordinary loss from debt extinguishment...............          915            --           2,699
    Conversion of non-cash interest to secondary notes........       18,494          33,973           --
    Accretion of discount on senior notes.....................        8,609          18,240         4,074
    Amortization and write-off of debt issuance costs.........        1,148           1,261         1,055
    Loss on disposal of assets................................        1,344            --             --
    Exchange loss.............................................          247             581           833
    Other items (net).........................................         (777)           (948)           86
  Increase (decrease) in:
    Accounts Payable..........................................       30,367          27,463         1,377
    Accrued interest..........................................       (1,004)            816        (1,248)
    Other accrued liabilities.................................       (9,383)         (2,138)        2,374
    Income taxes payable......................................         (107)           (370)         (124)
  Decrease (increase) in:
    Accounts receivable.......................................        3,989          (2,504)          559
    Prepaids and other assets.................................        1,024          (4,243)        2,282
                                                              -------------    ------------    ----------
Total adjustments.............................................       93,264         290,449        52,016
                                                              -------------    ------------    ----------
      Net cash provided by operating activities...............       18,704          36,165         6,260
                                                              -------------    ------------    ----------
Investing Activities:
  Proceeds from sale of manufacturing assets and inventory....         --              --           5,201
  Decrease (increase) in raw materials........................         --              --            (313)
  Cost of in-process systems, deferred contract concession
    costs and capital expenditures............................      (16,131)        (57,362)      (36,097)
                                                              --------------    -----------    ----------
    Net cash used in investing activities.....................      (16,131)        (57,362)      (31,209)
                                                              --------------    -----------    ----------
Financing Activities:
  Borrowings under Revolving Credit Facility..................        7,396          12,500           --
  Borrowings under Supplemental Bank Credit Facility..........         --              --           23,000
  Repayment of Supplemental Bank Credit Facility..............         --              --          (31,000)
  Repayment of Bank Credit Facility...........................         --              --         (180,120)
  Repayment of other debt and capitalized leases..............       (6,366)         (4,187)        (1,432)
  Borrowing under Foothill Revolving Credit Facility..........       88,618            --              --
  Repayment of Foothill Revolving Credit Facility.............      (61,915)           --              --
  Repayment of Revolving Credit Facility......................      (20,811)           --              --
  Repayment of Canadian Bank Credit Facility..................       (7,350)           --              --
  Issuance of class B common stock............................         --              --            84,150
  Stock issuance costs........................................         --              --            (6,501)
  Issuance of senior discount notes...........................         --              --           149,981
  Payment of debt issuance costs..............................         --              --            (8,417)
                                                              -------------     ------------    -----------
    Net cash provided by financing activities.................         (428)           8,313         29,661
                                                              --------------    ------------    -----------
Effect of exchange rate changes on cash.......................          (24)             (84)           (20)
                                                              --------------    ------------    -----------
Net Increase (Decrease) in cash and cash equivalents..........         2,121         (12,968)         4,692
Cash and cash equivalents at beginning of period..............         1,317          14,285          9,593
                                                              --------------    ------------    -----------
Cash and cash equivalents at end of period....................$        3,438    $      1,317    $    14,285
                                                              ==============    ============    ===========

        See accompanying Notes to the Consolidated Financial Statements.

                               SPECTRAVISION, INC.
                             (DEBTOR-IN-POSSESSION)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

         SpectraVision, Inc., (the "Company" or "SpectraVision"), previously known as SPI Holding, Inc., is a leading provider of in-room entertainment services to the lodging industry and conducts all operations through Spectradyne, Inc., and Spectradyne's wholly-owned foreign subsidiaries. Founded in 1971, the Company originally developed and patented a system, known as "SpectraVision," which provides in-room television viewing of recently released major and other motion pictures on a pay-per-view ("PPV") basis.

         From September 1979 until October 1987, Spectradyne, Inc. ("Spectradyne"), a Texas corporation, was a public company whose common stock was traded on the NASDAQ over-the-counter market. In October 1987, SpectraVision, Inc. acquired all of the outstanding stock of Spectradyne in a highly leveraged transaction following which Spectradyne remained the surviving entity and a wholly owned subsidiary of the Company (the "1987 Acquisition"). On April 12, 1989, DP Acquisition Corp., ("DP"), a company controlled by Mr. Marvin Davis, acquired all of the outstanding common stock of SpectraVision (the "1989 Acquisition"). In December, 1990, DP was dissolved into its parent, Rainbow Company ("Rainbow"), a partnership controlled by Mr. Marvin Davis. On September 17, 1992, after obtaining the necessary votes on a prepackaged joint plan of reorganization, the Company and certain of its subsidiaries, including SPI Newco, Inc. ("SPI Newco") and Spectradyne filed a voluntary petition for bankruptcy in the United States Bankruptcy Court for the District of Delaware.

         On October 29, 1992, the Bankruptcy Court issued an order confirming the plan of reorganization (the "Reorganization Plan"). On November 23, 1992, the Reorganization Plan became effective, and the Company completed a restructuring of its debt and capital structure (the "1992 Restructuring"). The 1992 Restructuring included, among other things, (i) the purchase by Rainbow of 4,995,864 shares of Class A Common Stock, (ii) the exchange of previously outstanding 14.875% reset notes for $260.8 million of 11.5% Senior Subordinated Reset Notes, due 2002 ("Reset Notes"), (iii) the exchange of previously outstanding 14.75% debentures for newly issued Class B Common Stock and (iv) the exchange of previously outstanding preferred stock for shares of Class B Common Stock and Contingent Value Rights ("CVRs").

         On October 5, 1993 the Company issued 7,650,000 shares (including 650,000 shares exercised under an over-allotment option) of its Class B Common Stock and $209.5 million aggregate principal amount of 11.5% Senior Discount Notes, due 2001 (the "Senior Notes") through a public offering, (the debt and equity offerings referred to herein as the "1993 Offerings") resulting in net proceeds to the Company of $223.8 million. The net proceeds from the 1993 Offerings were used to refinance an aggregate principal amount of $182.6 million of outstanding obligations under the Company's previous senior bank loan (the "Bank Credit Facility") and previous revolving credit loan (the "Supplemental Credit Facility") and were used for general corporate purposes, including funding capital expenditures required for the implementation of the EDS Service and Technology Agreement and the Company's expansion plans. See Note 4, "EDS Service and Technology Agreement". In connection with the common stock offering, the underwriters exercised an over-allotment option and purchased 400,000 shares of Class B Common Stock from Rainbow upon Rainbow's conversion of 400,000 shares of Class A Common Stock. The Company did not receive any of the proceeds from the shares sold by Rainbow.

         In early 1995, the Company determined that a financial restructuring would be required to ensure the Company's long-term survival. The Company conducted restructuring negotiations with representatives of its secured and unsecured creditors during April and May 1995, working toward the development of an overall restructuring plan. In June 1995, the Company concluded that a filing under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") should be made in order to preserve the value of its assets and to ensure that the business had sufficient cash resources to continue operations while it completed the financial restructuring process.

         On June 8, 1995 (the "Petition Date"), SpectraVision, Inc., together with SPI Newco, Inc., Spectradyne, Inc., Spectradyne International, Inc., and Kalevision Systems, Inc.--USA, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and are currently operating their respective businesses as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code. On June 23, 1995, a single unsecured creditors' committee (the "Creditors' Committee") was appointed by the U.S. Trustee for the District of Delaware pursuant to Section 1102 of the Bankruptcy Code. The Creditors' Committee has the right to review and object to certain business transactions and is expected to participate in the negotiation of the Company's plan of reorganization. See Note 3, "Bankruptcy".

         Unless the context otherwise requires, all references herein to the Company are not intended to imply exact corporate relationships and include SpectraVision, Inc. and its subsidiaries, including SPI Newco, Inc., its direct subsidiary, and Spectradyne, Inc., the direct subsidiary of SPI Newco, Inc., as well as, Spectradyne's foreign operating subsidiaries.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         Business and consolidation. The Company owns and operates pay-per-view movie systems and provides satellite delivered free-to-guest sports, news and entertainment to the hotel industry. The Company has operating subsidiaries in the United States, Canada, Mexico, Hong Kong, Singapore, Thailand and Australia. The consolidated financial statements include the accounts of SpectraVision and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

         Cash Flows. For purposes of the Statements of Cash Flows, the Company considers all certificates of deposit and debt instruments with original maturities of three months or less to be cash equivalents.

         Video systems, building and equipment. Video systems, building and equipment are stated at cost. Capital leases are recorded at the inception of the lease at the lower of the discounted present value of future minimum lease payments or the fair value of the property. Installed video systems include $44.0 million and $28.2 million of equipment, primarily televisions, under capital leases at December 31, 1995 and 1994, respectively. Accumulated amortization of such leased equipment was $12.6 million and $4.5 million (ranging from 4 to 5 years) at December 31, 1995 and 1994, respectively. Depreciation and amortization, which includes the amortization of assets recorded under capital leases, is computed by the straight-line method over the lesser of the estimated useful lives of the assets or the initial terms of the leases. Depreciation and amortization expense related to video systems, building and equipment, was $32.3 million for 1995, $36.0 million for 1994 and $31.2 million for 1993. Prior to installation, in-process video systems are stated at cost, and depreciation of video systems begins when the system is installed and activated. The Company capitalized interest related to the installation of video systems and related equipment of $3.0 million and $2.9 million for the years ended December 31, 1995 and 1994, respectively.

         Intangible assets. In connection with the 1989 Acquisition, hotel contracts were recorded at fair value and amortized on a straight-line basis over 25 years. Accumulated amortization related to the hotel contracts was $2.6 million and zero at December 31, 1995 and 1994, respectively. As of December 31, 1995, the Company has separately classified certain contract costs related primarily to the purchase of televisions as deferred contract concession costs. Such costs are amortized on a straight-line basis over the anticipated period of benefit, which is generally five to seven years. As of December 31, 1994, such contract costs were included in Video Systems and have been reclassified to conform to the current year presentation. Accumulated amortization related to deferred contract concession costs was $2.6 million and $1.2 million at December 31, 1995 and 1994, respectively. Amortization expense related to hotel contracts and deferred contract concession costs was $7.1 million for 1995, $13.7 million for 1994 and $12.5 million for 1993. The Company routinely assesses the propriety of the carrying amount of hotel contracts and deferred contract concession costs through a future cash flows method as well as the amortization periods to determine whether circumstances warrant adjustments to the carrying amounts or estimated useful lives. At December 31, 1994 the carrying amount of hotel contracts was decreased. See Note 18, "Intangible Assets." The assessment of the recoverability of intangible assets will be adversely impacted if estimated future operating cash flows are not achieved.

         Maintenance and repairs. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation are removed from the accounts, and the resulting gains or losses are included in results of operations.

         Income taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Foreign currency translation. For translation of its international currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies. Assets and liabilities of the international subsidiaries are translated at the rate of exchange in effect at period end. Results of operations are translated at the approximate rate of exchange in effect during the period. The translation adjustment is shown as a separate component of stockholders' deficit. The US dollar denominated balances of the international subsidiaries are restated at the rate of exchange at year end and any resulting gains or losses, other than gains/losses on intercompany balances, are included in the results of operations.

         Fair value of financial instruments. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1994. Cash and cash equivalents, accounts receivable and accounts payable (post-petition) have been excluded since the carrying amounts reported in the accompanying consolidated statements of financial position approximate fair values.

                                                                        DECEMBER 31, 1995              DECEMBER 31, 1994
                                                                   ---------------------------    ---------------------------
                                                                     CARRYING        FAIR           CARRYING        FAIR
                                                                      AMOUNT         VALUE           AMOUNT         VALUE
                                                                   ------------  -------------    ------------  -------------
Financial liabilities:
  Revolving Credit Facility (Note 7)............................   $         --  $          --    $     12,500  $      12,500
  Canadian Bank Credit Facility (Note 7)........................             --             --           7,350          7,350
  Senior Discount Notes (Note 7)................................        180,904          N/A           172,295         75,800
  Senior Subordinated Reset Notes (Note 7)......................        313,262          N/A           294,768         29,500
  Contingent Value Rights (Note 10).............................         20,000          N/A            20,000            800
  Foothill Revolving Credit Facility (Note 7)...................         26,703         26,703              --             --


         The fair value of the Foothill Revolving Credit Facility at December 31, 1995 approximated the carrying amount as the facility bears interest at a current market rate. Due to the extenuating circumstances involving the Senior Discount Notes, Senior Subordinated Reset Notes, the Contingent Value Rights, other pre-petition liabilities as a result of the Chapter 11 filings and the anticipated reorganization, it is not practicable to estimate the fair value of these debts as of December 31, 1995.

         The fair value of the Revolving Credit Facility and the Canadian Credit Facility at December 31, 1994 approximated the carrying amount because the facilities bore interest at current market rates. The fair value of the Senior Discount Notes and Reset Notes at December 31, 1994 was estimated using market transaction information. The fair value of the Contingent Value Rights at December 31, 1994 was based upon quoted market prices.

         New Accounting Standards. The Financial Accounting Standards Board
(FASB) has issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which will become effective for fiscal years beginning in 1996. The effect of this Statement, if implemented currently, would not be material to the Company's financial statements.

         Use of Estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.


NOTE 3 - BANKRUPTCY

         In early 1995, the Company determined that a financial restructuring would be required to ensure the Company's long-term survival. The Company conducted restructuring negotiations with representatives of its secured and unsecured creditors during April and May 1995, working toward the development of an overall restructuring plan. In June 1995, the Company concluded that the Chapter 11 filing should be made in order to preserve the value of its assets and to ensure that the business had sufficient cash resources to continue operations while it completed the financial restructuring process.

         On the Petition Date, SpectraVision, Inc., together with SPI Newco, Inc., Spectradyne, Inc., Spectradyne International, Inc., and Kalevision Systems, Inc.--USA, filed voluntary petitions for reorganization under Chapter 11 in the Bankruptcy Court and are currently operating their respective businesses as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code. On June

23, 1995, the Creditors' Committee was appointed by the U.S. Trustee for the District of Delaware pursuant to Section 1102 of the Bankruptcy Code. The Creditors' Committee has the right to review and object to certain business transactions and is expected to participate in the negotiation of the Company's plan of reorganization.

         As of the Petition Date, actions to collect pre-petition indebtedness have been automatically stayed pursuant to Section 362 of the Bankruptcy Code (subject to order of the Bankruptcy Court) and, in certain circumstances, other pre-petition contractual obligations may not be enforced against the Company. In addition, the Company may reject pre-petition executory contracts and lease obligations, and parties affected by these rejections may file claims with the Bankruptcy Court in accordance with the reorganization process. Substantially all liabilities as of the Petition Date are subject to being paid or compromised under a plan of reorganization to be voted upon by all impaired classes of creditors and equity security holders and approved by the Bankruptcy Court.

         In March 1996, the Company employed Salomon Brothers Inc. as investment bankers and financial advisors. The agreement with Salomon Brothers Inc. calls for a monthly advisory fee and an additional fee ("Transaction Fee") upon the consummation of a transaction resulting in the sale of the Company. The Transaction Fee will be a percentage of the total purchase price.

         The Company has been actively pursuing several avenues of restructuring its financial position to achieve the maximum return for all parties involved. In January 1996 the Company solicited bids from third parties for financial restructuring proposals which would allow the Company to emerge from bankruptcy. The Company received five bids and intends to select one or more such proposals and, with the Bankruptcy Court's approval, emerge from bankruptcy in 1996. However, there can be no assurance that any agreement for a business combination will be reached or that any agreement will be approved by the creditors or the Bankruptcy Court.

         The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Chapter 11 filings and circumstances relating to these events, such realization of assets and liquidation of liabilities is subject to significant uncertainty. In addition, the Company's independent public accountants included in their report on the Company's consolidated financial statements, an explanatory paragraph that describes the uncertainty about the Company's ability to continue as a going concern.

         As a Chapter 11 debtor, the Company may sell (subject, in certain circumstances, to Bankruptcy Court approval) or otherwise dispose of assets, and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements. The amounts reported in the consolidated financial statements do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might result as a consequence of actions taken pursuant to a plan of reorganization. If the Company is unable to obtain confirmation of a plan of reorganization, its creditors, equity security holders or the United States Trustee may seek a liquidation of the Company by conversion to a Chapter 7 bankruptcy proceeding. In that event, it is likely that additional liabilities and claims would be asserted which are not presently reflected in the consolidated financial statements. In the event of a liquidation, the amounts reflected in the consolidated financial statements would be subject to adverse adjustments in amounts which, while not presently determinable, could be material.

         Financial accounting and reporting during a Chapter 11 proceeding is prescribed in Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Accordingly, certain pre-petition obligations, which may be impaired, have been classified as obligations subject to Chapter 11 reorganization proceedings and include the following estimated amounts at December 31, 1995 (dollars in thousands):

Debt instruments:
  11.5% Senior Discount Notes Due 2000....................................$   180,904
  11.65% Senior Subordinated Reset Notes due 2001.........................    313,262
                                                                          -----------
    Total debt insturments................................................    494,166
Accrued expenses:
  Interest................................................................      2,411
  Liabilities.............................................................      4,549
  Compensation............................................................        885
                                                                          -----------
    Subtotal..............................................................      7,845
Capital lease obligations.................................................     22,587
Accounts payable..........................................................     10,918
EDS and EDS affiliates (Note 4)...........................................     49,071
                                                                          -----------
  Total liabilities subject to settlement under reorganization............$   579,587
                                                                          ===========
Contingent value rights subject to settlement under reorganization........$    20,000
                                                                          ===========


         Pursuant to SOP 90-7, the Company has discontinued, effective June 8, 1995, the accrual of interest on pre-petition debt that is unsecured or estimated to be undersecured.

         In September 1995, in connection with the Company's bankruptcy, management approved a company restructuring that it believes is required to maintain the viability of the business. This restructure will result in, among other things, discontinuing service to a number of unprofitable hotels with monthly revenues of approximately $256,000 and $289,000 for 1995 and 1994, respectively, and will further result in the elimination of certain positions within the Company. It is currently anticipated such actions will be completed in 1996. As a result, the Company recorded a restructure charge of $6.0 million in 1995. Of this total, $.9 million relates to the cost of de-installing certain hotels and $1.7 million was recorded for estimated losses on the disposal of de-installed equipment. The Company also recorded $.1 million in employee severance costs which will be incurred in the restructure process. The Company recorded an additional charge of $2.3 million which represents the write-off or abandonment of other fixed assets and $1.0 million for other costs associated with the restructure process.

         Total bankruptcy reorganization items of $7.6 million for the twelve months ended December 31, 1995 include normal bankruptcy, professional and miscellaneous charges of $1.6 million and the restructure charges discussed above.

         In addition, as a result of a review during the third quarter of 1995, the Company recorded several adjustments to reflect the impact of certain changes in estimates that are not related to operations in 1995. These changes in estimates totalled $2.6 million. Such adjustments related primarily to revisions in the Company's prior estimates of amounts due Electronic Data Systems Corporation ("EDS") and chargebacks to EDS under the EDS Services and Technology Agreement of $1.7 million and a $.9 million reduction for ASCAP fees. The $1.7 million included additional provisions for doubtful accounts of $.2 million, a reserve of $.8 million of obsolete inventory held by a third party and an increase related to certain liabilities of $.7 million. The $.7 million in increased liabilities included $.4 million for prior years' employee related sick pay liability and other miscellaneous adjustments of $.3 million.

         The total effect of the bankruptcy reorganization items and changes in estimates was to increase net loss for the twelve months ended December 31, 1995 by approximately $10.2 million or $.43 per common share.


NOTE 4 - EDS SERVICE AND TECHNOLOGY AGREEMENT

         On July 28, 1993, the Company entered into a ten year exclusive agreement with EDS to install the first digital video system in the hotel PPV industry. Under this agreement, EDS and the Company began installing a Compressed Digital Video ("CDV") satellite movie transmission system, STARPATH, throughout most of the Company's current and future U.S. hotel sites. STARPATH replaces the Company's existing analog technology, which relies exclusively on videotape players located at each hotel or studio location and which technology has been used since the Company's inception in 1971. EDS and the Company have also installed a new digital video on-demand movie system utilizing video file servers, "Digital Guest Choice" in select hotels. Also, included in the STARPATH technology is the Company's development of a UNIX based integrated computer system ("SPEXIS") which is installed in conjunction with the Company's PPV systems and will enable the Company to provide enhanced interactive services. In connection with the installation of the STARPATH system, EDS and the Company entered into a contract for EDS to perform all of the field service functions beginning in April 1994. The transition of the Company's field service to EDS involved numerous difficulties for field service personnel in maintaining the normal level of repairs and maintenance of existing PPV rooms concurrent with rapid installation of the CDV sites.

         The Company pays EDS (i) a fixed fee for network services which includes satellite uplink, customer assistance service and management information services; (ii) a fixed fee (which fee increases and decreases as the number of the Company's hotels served increases and decreases) for field services and maintenance of the Company's hotel systems; and (iii) a fixed monthly fee for transponder access, time and related services for transmission of movies. On February 1, 1996, the Bankruptcy Court approved a modification to the EDS Service and Technology Agreement whereby the field service and the MIS services operations would transition back to the Company. In addition, this modification continues certain other lease agreements and allows for the deferral of certain payments to EDS. Assuming a fixed number of hotels served of 1,750 sites, the contracted service fees for the modified service agreement would be approximately $22.0 million, $17.6 million, and $9.9 million for the years ended December 31, 1996, 1997, 1998, respectively, and $39.2 million thereafter through September 30, 2003. The Company also has committed to purchase certain system components, such as personal computers, integrated receiver/decoders ("IRDs") and antennae from EDS or its affiliate in connection with deployment of the CDV Satellite Network and digital file servers in connection with Digital Guest Choice. The Company has purchased components of this type from EDS, in the amount of approximately $3.4 million, $22.6 million, and $2.5 million for the years ended 1995, 1994 and 1993, respectively.

         At December 31, 1994 the Company had amounts payable to EDS for equipment purchased during 1994 in connection with the technology change, primarily IRDs, antenna and Digital Guest Choice file servers in the amount of $16.0 million. On January 1, 1995 the Company entered into a special provisions agreement (the "Special Provisions Agreement") with regards to $16 million of outstanding payables for purchases of components ("EDS Equipment Lease") and $24.6 million due for services rendered under the EDS Service and Technology Agreement ("EDS Services Note"). The EDS Services Note accrued interest at 11.5% per annum with payment due in full on or before August 31, 1995. Additionally, the Company was required to make minimum payments of $500,000 for each of January, February and March 1995 for current (1995) service fees. To the extent these current fees exceeded the payments made during this period, the excess was due and payable on August 31, 1995. Notwithstanding the above, 10% of the proceeds from the sale of any of the Company's significant assets, as defined, must be applied to the EDS Services Note. As a result of the Company's Chapter 11 filing, payment of the EDS Services Notes has been stayed and such amount has been classified as a pre-petition liability. As a result of the EDS Equipment Lease, $16.0 million of system components classified in video systems at December 31, 1994, have been accounted for as an operating lease effective January 1, 1995.

         As a result of the changes in technology and field service operations, the Company accrued charges in the amount of $6.8 million in its results of operations for the year ended December 31, 1993 for the write-off of obsolete equipment (primarily videotape players and obsolete microprocessing equipment), and personnel related costs associated with the transition of the Company's field service operations. Approximately $3.9 million were non-cash charges attributable to the write-down of obsolete equipment and $2.9 million was due to costs of severance and incentives to field operation personnel and costs related to the closing of field service offices. Upon execution of the EDS Service and Technology Agreement, the Company's management determined the impact on operations including obsolete equipment and personnel reductions and accordingly recorded the estimation of these costs in the results of operations for 1993. The cash charges were paid during 1994.


NOTE 5 - STATEMENTS OF CASH FLOWS SUPPLEMENTARY DISCLOSURES

                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                              1995        1994         1993
                                                            --------    ---------   ----------
                                                                  (Dollars in thousands)
Cash interest paid..........................................$  3,513    $   3,643   $   43,854
State and foreign income taxes paid.........................     126          612        2,191
Non-cash investing and financing activities:
  Capital lease obligation incurred on lease of equipment...   6,757       13,484       12,915
  EDS equipment lease (Note 4)..............................  16,000       16,000          --

NOTE 6 - LOSS PER COMMON SHARE

         The loss per common share is calculated on the weighted average number of common shares outstanding for the period. Common stock warrants and stock options are not included in the computation as their effect is anti-dilutive. See Note 11, Part II, Item 8, "Stockholders' Deficit". The weighted average number of common shares outstanding for each period are as follows (dollars in thousands):

                             YEAR                   AVERAGE SHARES
                    -------------------------    --------------------
                    1995.....................         23,983,905
                    1994.....................         23,983,905
                    1993.....................         18,178,289

NOTE 7 - DEBT

         Foothill Revolving Facility: On June 9, 1995, Spectradyne entered into a loan and security agreement with Foothill Capital Corporation to provide debtor- in-possession financing (the "Foothill

Loan"). The Foothill Loan allows for revolving advances up to a maximum amount of $40 million and bears interest payable monthly at prime plus 1.75% with a floor of 8.5%. Proceeds from initial advances under the Foothill Loan were used to repay outstanding balances and accrued interest under the Company's revolving credit facility and the Canadian Bank Credit Facility (referred to herein as the "Old Credit Facilities"). The Foothill Loan matures June 15, 1997. At December 31, 1995 there was $26.7 million outstanding under the Foothill Loan.

         The Foothill Loan is secured by all of the assets of Spectradyne and certain subsidiaries, all of the outstanding stock of the Company's subsidiaries and the guarantees of SpectraVision and certain subsidiaries. The Foothill Loan contains various and customary financial and operating covenants including limitations on additional indebtedness and limitations on capital expenditures. At December 31, 1995 the Company was not in compliance with the financial covenants relating to its operating cash flow and its fixed charges to cash flow ratio requirements. On March 22, 1996, the Company obtained a waiver from Foothill Capital Corporation for the December 31, 1995 covenant violations. However, the Company does not expect that it will be in compliance with the financial covenants relating to its operating cash flow and its fixed charges to cash flow ratios in 1996. Accordingly, in April 1996, Foothill Capital Corporation could elect to terminate the revolving line of credit, demand immediate payment of all outstanding balances and foreclose on the Company's assets securing the revolving line of credit if payment is not made. In this event, if the Company cannot obtain alternative financing, it may be forced to liquidate in a Chapter 7 bankruptcy proceeding.

         Revolving Credit Facility: Concurrent with the 1993 Offerings, the Company obtained a revolving credit facility with borrowing availability of $20 million with two financial institutions (the "Revolving Credit Facility"). The Revolving Credit Facility includes a letter of credit sub-facility of up to $10 million including a letter of credit in the amount of $7.5 million (the "Standby Letter of Credit") supporting the Canadian Bank Credit Facility, described below. The Revolving Credit Facility matured on October 5, 1997. All outstanding loans bore interest at the Company's option at either (i) the highest of prime rate plus 1.25%, CD rate plus 2.25% and federal funds rate plus 1.75% or (ii) Eurodollar rate plus 3.75%. Interest on loans bearing interest at the rate set forth in clause (i) above were payable quarterly in arrears and interest on Eurodollar loans were payable at the earliest of either three months or the end of the applicable interest period. At December 31, 1994 there was $12.5 million outstanding under the Revolving Credit Facility at 10.75%.

         The Revolving Credit Facility was secured by a pledge of the outstanding stock of Spectradyne and SPI Newco and assets of the Company and all of its direct and indirect subsidiaries. The Revolving Credit Facility was senior to the Reset Notes and CVRs and pari passu in right of payment with the Senior Notes.

         The Revolving Credit Facility contained various customary covenants including the maintenance of certain financial ratios, limitation on capital expenditures and capital leases, limitations on dividends or distributions on equity and other junior securities of the Company and prohibited the Company from making any cash payments with respect to the CVRs.

         Outstanding borrowings under the Revolving Credit Facility were repaid in June 1995 with initial proceeds from the Foothill Loan.

         Canadian Bank Credit Facility. The Canadian Bank Credit Facility provided borrowings up to US$7.35 million. The loan allowed for Eurodollar Rate loans, as selected by the Company, in denominations of not less than $1 million for a period of not less than one month and not more than five years. The loans bore interest at the Eurodollar rate plus .75%, payable as the Eurodollar loans matured or quarterly, whichever occurred earlier. At December 31, 1994, the Company had $7.35 million in Eurodollar loans at 6.75%. The loan was secured by the $7.5 million Standby Letter of Credit provided by the Revolving Credit Facility. In May 1995, the outstanding balance and accrued interest were repaid.

         Senior Discount Notes. At October 5, 1993 the Senior Notes were issued at a substantial discount from their $209.5 million principal amount generating gross proceeds to the Company of $150.0 million. The Senior Notes mature October 1, 2001 and accrue interest at 11.5% commencing on October 1, 1996 and are payable semi-annually on April 1 and October 1, beginning April 1, 1997.

         On or after October 1, 1997, the Company, at its option, may redeem the Senior Notes in whole or in part at the following redemption prices (expressed as a percentage of principal amount) together with accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning October 1 of the years indicated below:

                                               REDEMPTION
                           YEAR                   PRICE
                    ------------------   --------------
                    1997..............      104.929%
                    1998..............      103.286%
                    1999..............      101.643%
                    2000..............      100.000%

         The Senior Notes contain certain covenants which, among other things,
(a) limit the payment of dividends and certain other restricted payments by both the Company and its subsidiaries, (b) require the purchase by the Company of the Senior Notes at the option of the holder upon a change of control, as defined,
(c) limit additional indebtedness and (d) limit transactions with certain affiliates. The Senior Notes are guaranteed by SPI Newco and Spectradyne and are secured on a subordinated basis to the Revolving Credit Facility by a pledge of all of the outstanding stock of SPI Newco and Spectradyne and certain other assets.

         The Senior Notes are senior to the Reset Notes and CVRs and pari passu in right of payment to the Revolving Credit Facility.

         In accordance with SOP 90-7, the accruing of interest on the Senior Notes was suspended on June 8, 1995 when the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act. The unrecorded accrued interest since June 8, 1995 is $12.2 million.

         Other Debt. Other debt consists of a series of collateralized bank loans and other installment debt with fixed and variable interest rates to be repaid in monthly installments of principal and interest over a period ending September 1997.

         Senior Subordinated Reset Notes. The Reset Notes, issued in November 1992, initially carried an interest rate of 11.50% per annum payable semi-annually in cash on June 1 and December 1. On November 23, 1993 (the "Reset Date"), the interest rate was reset, in accordance with the Reset Note indenture, to an interest rate determined to cause the market value of the Reset Notes to equal 101.7% of the principal amount. On the Reset Date, the interest rate was reset to 11.65% per annum.

         In accordance with the Reset Note indenture, the Company elected to pay interest on the Reset Notes on June 1, 1994, December 1, 1994 and June 1, 1995 through the issuance of additional Reset Notes in the amount of $34.0 million in 1994 and $18.5 million in 1995 (the "PIK Option"). The annual interest rate on the Reset Notes for the interest period for which such option was exercised was increased to 12.65%. On December 1, 1995 and each interest payment thereafter, the Reset Note indenture requires interest to be paid in cash.

         In accordance with SOP 90-7, the accruing of interest on the Reset Notes was suspended on June 8, 1995 when the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act. The unrecorded accrued interest since June 8, 1995 is $21.3 million.

         The Reset Notes are redeemable at the following redemption prices (expressed as percentages of principal amount) plus accrued interest to the redemption date, if redeemed during the 12-month period beginning December 1 of the years indicated below:

                                               REDEMPTION
                           YEAR                   PRICE
                    ------------------   --------------
                    1997..............       105.00%
                    1998..............       103.75%
                    1999..............       102.50%
                    2000..............       101.00%
                    2001..............       100.00%



         The Reset Notes contain certain covenants which, among other things,
(a) limit the payment of dividends and certain other restricted payments by both the Company and its subsidiaries, (b) require the purchase by the Company of the Reset Notes at the option of the holder upon a change of control, (c) limit additional indebtedness and (d) limit transactions with certain affiliates. The Reset Notes are senior in right of payment to the CVRs and junior in right of payment to the Revolving Credit Facility, the Canadian Bank Credit Facility and the Senior Notes. The Reset Notes are secured on a subordinated basis, by a pledge of the capital stock of both Spectradyne and SPI Newco and subordinated guarantees of Spectradyne and SPI Newco.

         Interest Rate Protection Agreement. The Company entered into an interest rate protection agreement with Wells Fargo Bank on June 30, 1993, the lender under the Bank Credit Facility, for a period of one year on a principal amount up to the lesser of $75 million or 50% of the outstanding balance under the Bank Credit Facility. Under the terms of the agreement, the Company would have received compensation when the 90 day LIBOR (London Interbank Offered Rate) exceeded 6.00% (ceiling) and the Company paid compensation when LIBOR is less than 3.31% (floor). Compensation paid or received was recognized as interest rates deviate beyond the stated rates. The Interest Rate Protection Agreement expired June 30, 1994. For the twelve months ended December 31, 1994 and 1993, additional interest expense under this agreement and a previous similar agreement was $23,000, and $1.7 million, respectively. The Company currently has no financial derivatives.

         In connection with the Foothill Loan in 1995, a portion of the proceeds was used to extinguish the Revolving Credit Facility originally due in 1997. The unamortized debt issuance cost of $.9 million was expensed resulting in an extraordinary loss on extinguishment of debt. In connection with the 1993 Offerings, a portion of the proceeds was used to extinguish the Bank Credit Facility and Supplemental Credit Facility originally due in 1998. The unamortized debt issuance cost of $2.7 million was expensed resulting in an extraordinary loss on extinguishment of debt.

         The following table indicates future maturities of all debt, excluding liabilities subject to settlement under reorganization and minimum annual rentals under capital lease obligations:


               1996...................             $         --
               1997...................                    26,703
               1998...................                       --
               1999...................                       --
               2000...................                       --
               After 2000.............                       --
                                                   -------------
                                                   $      26,703
                                                   =============

NOTE 8 - INCOME TAXES

         The income tax benefit attributable to continuing operations for the years ended December 31, 1995, 1994 and 1993 consists of the following (in thousands):

                                   YEAR ENDED DECEMBER 31,
                          ---------------------------------------
                             1995          1994          1993
                          ----------    -----------   -----------
CURRENT:
  U.S. Federal........... $    --       $      --     $       --
  State and local........         41           (812)        1,275
  Foreign................         85            364           464
                          ----------    -----------   -----------
                          $      126    $      (448)  $     1,739
                          ==========    ===========   ===========
DEFERRED:
  U.S. Federal...........       (693)   $   (18,519)  $    (3,325)
  State and local........       (273)        (9,946)       (1,044)
  Foreign................       --               (7)          (98)
                          ----------    -----------   -----------
                          $     (966)   $   (28,472)  $    (4,467)
                          ==========    ===========   ===========

         Income tax benefit for the years ended December 31, 1995, 1994, and 1993 differed from the amount computed by applying the U.S. Federal income tax rate of 35 percent in 1995, 1994 and 1993 to the loss before income taxes and extraordinary item as a result of the following (in thousands):

                                                                     YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                              1995             1994         1993
                                                          -------------    -----------   ----------
Computed "expected" tax benefit                           $     (26,070)    $  (99,122)  $  (16,025)
Change in income tax benefit resulting from:
  State income taxes.....................................          (341)        (6,993)         150
  Current year loss for which no benefit is recognized...        25,737         76,963       10,112
  Other, net.............................................          (166)           232        3,035
                                                          -------------    -----------   ----------
    Total................................................ $         840    $   (28,920)  $   (2,728)
                                                         ==============    ===========   ==========

         At December 31, 1995 and 1994 the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                                            YEAR ENDED DECEMBER 31,
                                                                     1995           1994
                                                                 ------------   ---
Deferred tax assets:
  Net operating loss carryforwards.............................. $    114,836   $    99,764
  Tax benefit of deferred state taxes...........................          865         1,063
  Original issue discount.......................................       33,485        25,034
  Other.........................................................        9,454         9,226
                                                                 ------------   -----------
  Total gross deferred tax assets...............................      158,640       135,087
    Less valuation allowance....................................     (139,432)     (113,375)
                                                                 ------------   -----------
    Net deferred tax assets.....................................       19,208        21,712
Deferred tax liabilities:
  Intangible assets, principally due to differences in basis....       18,961        20,000
  Video systems and fixed assets, principally due                       3,222         6,569
    to differences in depreciation..............................
  Other.........................................................        2,492         1,900
                                                                 ------------   -----------
  Total gross deferred tax liabilities..........................       24,675        28,469
                                                                 ------------   -----------
  Net deferred tax liability.................................... $      5,467   $     6,757
                                                                 ============   ===========

         At January 1, 1995 the valuation allowance for deferred tax assets was $113.4 million. The net change in the total valuation allowance for the years ended December 31, 1995 and 1994 were increases of $26.1 million and $75.1 million, respectively. The Company has recognized deferred tax assets to the extent such assets can be realized through future reversals of existing taxable temporary differences. At December 31, 1995, subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets will be reported in the consolidated statement of operations.

         At December 31, 1995, SpectraVision had an unused net operating loss ("NOL") carryforward for federal income tax purposes of $328 million which will expire in years 2002 through 2010. However, because the consummation of the 1992 Restructuring triggered an ownership change of the Company on November 23, 1992 (the "Effective Date"), the Company's pre-ownership change NOL carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company has applied Section 382(l)(6) of the Code which will limit the Company's use of its pre-ownership change NOLs (approximately $220 million) in each taxable year following the 1992 Restructuring. The Company has calculated the annual limitation by taking the product of (i) the long-term tax-exempt rate prevailing on the Effective Date and (ii) the value of the Company's stock immediately after the Effective Date. The Company also has available any NOLs not utilized from post-ownership change taxable years. The Company currently estimates the annual amount available under this limitation to be approximately $14 million.


NOTE 9 - STOCK OPTIONS

         The 1994 Management Incentive Equity Plan (the "1994 Option Plan") was approved by stockholders on May 25, 1994. The 1994 Option Plan provides that officers and key employees may be granted either nonqualified stock options or incentive stock options for the purchase of the Company's Class B Common Stock, and also authorized the issuance of stock appreciation rights, either coupled with or independent of outstanding or concurrently granted stock options. Up to 1,800,000 shares of the Company's common stock may be issued upon exercise of options and rights granted under this plan. The compensation committee of the board of directors administers the plan.

         Stock options vest at the rate of 25 percent per year commencing on the first anniversary of the date of grant, except for the initial options granted, and expire ten years from the date of grant. On February 2, 1994, subject to stockholder approval of the 1994 Option Plan, options with respect to 359,756 shares were granted (the "Initial Options"). The Initial Options vested on the date of stockholder approval and 25 percent per year on each subsequent anniversary date of grant. In connection with certain employment contracts, options with respect to 460,000 shares were granted during 1994.

         All outstanding options for 3,060 shares under the 1988 stock option plan became fully vested upon the change of control of the Company as a result of the 1989 Acquisition on April 12, 1989. Pursuant to the terms of the purchase agreement dated April 12, 1989, DP purchased options with respect to 3,010 shares from several employees of the Company in 1989, for a price of $402.70 per option. Options were granted at an exercise price of $37.30, (restated for the effects of the 1-for-20 reverse stock splits on September 13, 1991 and June 30,
1992) which was the fair market value of the Company's common stock on the date of grant. The options for 3,010 shares of Class B Common Stock held by DP were transferred to Rainbow on December 20, 1990, and are outstanding and unexercised at December 31, 1995.

         The following table summarizes transactions under the Company's 1988 and 1994 stock option plans:

                                                                               SHARES UNDER    EXERCISE PRICE
                                                                                  OPTION         PER OPTION
                                                                               ------------    --------------
Outstanding at December 31, 1992.......................................               3,010    $        37.30
  Granted..............................................................               --             --
  Exercised............................................................               --             --
  Canceled.............................................................               --             --
Outstanding at December 31, 1993.......................................               3,010    $        37.30
  Granted..............................................................             819,756    $7.875 - $0.375

  Exercised............................................................               --             --
  Canceled.............................................................            (151,100)   $        7.875
                                                                                   --------
Outstanding at December 31, 1994.......................................             671,666    $37.30 - $0.375

  Granted..............................................................               --             --
  Exercised............................................................               --             --
  Canceled.............................................................               --             --
                                                                                   --------
Outstanding at December 31, 1995.......................................             671,666    $37.60 - $0.375
                                                                                   --------
Exercisable at December 31, 1995.......................................             671,666    $37.50 - $0.375
                                                                                   ========

NOTE 10 - CONTINGENT VALUE RIGHTS

         In November 1992, the Company issued 3,269,544 CVRs. Holders of the CVRs were entitled to a payment (the "Mandatory Redemption Payment") on November 23, 1995 (the "Mandatory Redemption Date"). For each CVR, the holder was to have received a payment equal to the lesser of $6.12 (the "Ceiling Price") or the amount, if any, by which $30.59 (the "Target Price") exceeded the current market value per share of Class B Common Stock, subject to certain adjustments. The Mandatory Redemption Payment was to be made in cash, except where agreements under senior obligation of the Company prohibited cash payments. The Company has recorded the maximum obligations as temporary equity. These payments have been stayed as a result of the Chapter 11 filings.


NOTE 11 - STOCKHOLDERS' DEFICIT

         Class A and Class B Common Stock. The Company has authorized 6,000,000 shares of Class A Common Stock and 144,000,000 shares of Class B Common Stock. Holders of Class A Common Stock are entitled to ten votes for each share and holders of Class B Common Stock are entitled to one vote for each share. Holders of Class A Common Stock have the right to elect nine members of the Company's Board of Directors and holders of Class B Common Stock have the right to elect five members of the Company's Board of Directors. Except as described above, the Class A Common Stock and the Class B Common Stock have equal rights and privileges and rank equally, share ratably, and are identical in all respects as to all matters.

         Each share of Class A Common Stock is convertible into one fully paid and nonassessable share of Class B Common Stock at the option of the holder thereof. Upon transfer by the holder of Class A Common Stock, other than to a permitted transferee (as defined), each share of Class A Common Stock shall automatically be converted into one share of Class B Common Stock. In the event of a stock split, reverse stock split or stock dividend, the holders of Class A Common Stock will receive in exchange thereof the number of shares of Class B Common Stock which such holder would have been entitled to receive had the conversion occurred prior to such subdivision, combination or distribution.

         The indentures governing the Reset Notes, the Senior Notes and the Foothill Loan limit payment of cash dividends on both Class A and Class B Common Stock.

         The following table shows capital stock transactions in share amounts during 1995, 1994 and 1993:

                                                                 1995             1994             1993
                                                             --------------   -------------    -------------
Class A Common Stock:
  Beginning of the year...................................        4,593,526       4,745,526        5,145,526
  Converted to Class B Common Stock.......................            --          (152,000)        (400,000)
                                                             --------------   -------------    -------------
  End of year.............................................        4,593,526       4,593,526        4,745,526
                                                             ==============   =============    =============
Class B Common Stock:
  Beginning of the year...................................       19,390,379      19,238,379       11,188,379
  Issued in 1993 Offering.................................            --              --           7,650,000
  Converted to Class B Common Stock.......................            --            152,000          400,000
                                                             --------------   -------------    -------------
  End of year.............................................       19,390,379      19,390,379       19,238,379
                                                             ==============   =============    =============

         Warrants. A total of 4,322,260 warrants were issued to former holders of Spectradyne Common Stock who affirmatively elected to receive such warrants in lieu of cash at the 1987 Acquisition. The warrants became exercisable on October 8, 1992 and expire on October 8, 1997. Due to the 1-for-20 reverse stock splits on September 13, 1991 and June 30, 1992, the tender of 400 warrants at a stated exercise price of $0.13 per warrant or an aggregate exercise price of $52.00 are required to purchase one share of Class B Common Stock. At December 31, 1995 there were 4,322,260 warrants outstanding.


NOTE 12 - COMMITMENTS

         Capital and Operating Leases: SpectraVision leases certain office space and equipment used in operations under operating lease agreements. The Company finances certain equipment used in its PPV systems, primarily televisions and video racks, under capital leases. Rental expense for operating leases totaled $7.0 million, $5.1 million, and $4.0 million in 1995, 1994 and 1993, respectively. Future minimum annual rentals under lease arrangements are as follows (in thousands):

    YEAR                 CAPITAL LEASES  OPERATING LEASES
- --------------          ---------------  ----------------
1996..........          $         9,148  $          7,557
1997..........                    7,190             7,083
1998..........                    7,383               828
1999..........                    4,455               270
2000..........                      911               133
Thereafter....                       --               366
                        ---------------  ----------------
                        $        29,087  $         16,237
                                         ================
Less imputed interest...         (4,536)
                        ---------------
    Total...............$        24,551
                        ===============

         In connection with the EDS Service and Technology Agreement, certain operating lease payments are reimbursable to the Company by EDS. As a result of the modification of this agreement on February 1, 1996, the reimbursed rents portion of the agreement will be terminated. The amount of reimbursed rents included in Operating Leases above will be $1,565 for the year ended December 31, 1996. See Note 4, "EDS Service and Technology Agreement" for additional description of other commitments.


NOTE 13 - CONTINGENCIES

         On October 20, 1994, a purported class action complaint was filed in the United States District Court alleging misrepresentations and omissions concurrent and following the 1993 Offerings. The plaintiffs seek unspecified damages, prejudgment interest, and fees and costs of the plaintiffs. While the Company believes that it has meritorious defenses to the claims and intends to vigorously defend itself, an unfavorable resolution could have a material adverse effect on the Company. In addition, the Company is presently unable to estimate the amount, if any, of such loss. Proceedings in this lawsuit with respect to the Company have been stayed as a result of the Chapter 11 filings.

         The Company and its subsidiaries and related companies are potential and named defendants in several other lawsuits and claims arising in the ordinary course of business. While the outcome of such claims, lawsuits or other proceedings against the Company cannot be predicted with certainty, management expects that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on the operating results or financial condition of the Company. Proceedings in connection with any lawsuit against the Company have been stayed as a result of the Chapter 11 filings.

NOTE 14 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is a summary of the unaudited quarterly results of operations for 1995 and 1994 (in thousands, except per share amounts):

                                                         FIRST         SECOND         THIRD          FOURTH
                                                        QUARTER        QUARTER        QUARTER        QUARTER
                                                     ------------    ------------   ------------   ------------
1995(a)
  Revenues........................................   $     33,135    $     32,073   $     30,599   $     28,179
  Operating loss..................................         (5,365)         (6,871)       (14,786)       (12,231)
  Income taxes (benefit)..........................           (241)           (223)          (141)          (235)
  Net loss........................................        (19,954)        (19,690)       (22,455)       (12,461)
  Loss per common share
    before extraordinary item.....................   $      (0.83)   $      (0.82)  $      (0.94)  $      (0.52)

1994(b)
  Revenues........................................   $     37,100    $     37,700   $     34,602   $     32,982
  Operating loss..................................         (3,392)         (2,163)        (7,873)      (215,958)
  Income taxes (benefit)..........................         (1,821)         (1,782)            61        (25,378)
  Net loss........................................        (15,218)        (14,094)       (22,631)      (202,341)
  Loss per common share
    before extraordinary item.....................   $      (0.63)   $      (0.59)  $      (0.95)  $      (8.43)

(a) The second quarter of 1995 includes an extraordinary item for the write-off of unamortized debt issuance costs in the amount of $915,000.

(b) The fourth quarter of 1994 includes the revaluation of hotel contracts and write-off of patent costs in the amount of $196.3 million.

NOTE 15 - OPERATIONS BY GEOGRAPHIC AREA

         The following table presents the Company's revenues and operating loss before income taxes for the years ended December 31, 1995, 1994 and 1993 and identifiable assets net of accumulated depreciation and amortization as of December 31, 1995, 1994 and 1993 by geographic area. The United States includes branch operations in Puerto Rico and the U.S. Virgin Islands and Other includes operations in Hong Kong, Australia, Thailand, Singapore and Mexico (dollars in thousands):

                                                           1995          1994         1993
                                                      ------------    ----------   ----------
Revenues:
  United States.......................................$    100,667    $  119,869   $  140,457
  Canada..............................................      12,115        12,879       12,867
  Other...............................................      11,204         9,636        9,669
                                                      ------------    ----------   ----------
    Total Revenues....................................$    123,986    $  142,384   $  162,993
                                                      ============    ==========   ==========
Operating Income (Loss) Before Corporate
  Expense:
  United States.......................................$    (39,015)   $ (22,870)   $   13,562
  Canada..............................................       4,107         2,035        1,518
  Other...............................................       4,255         2,944        3,113
                                                      ------------    ----------   ----------
                                                           (30,653)      (17,891)      18,193
Less corporate expenses and non-operating (income):
  Parent company expenses.............................       1,606         1,993        2,105
  Amortization of corporate intangibles...............       6,994        13,246       12,883
  Write-down of hotel contracts.......................        --         196,256         --
  Non-operating income................................       (508)        (1,163)        --
  Interest expense....................................      28,177        54,981       48,990
  Reorganization items................................       7,563         --            --
                                                      ------------    ----------   ----------
Loss Before Income Taxes and
  Extraordinary item..................................$    (74,485)   $ (283,204)  $  (45,785)
                                                      ============    ==========   ==========
Identifiable assets, net:
  United States.......................................$    129,719    $  166,782   $  137,151
  Canada..............................................      11,749         9,276       10,958
  Other...............................................      10,710         9,819        7,650
    Total identifiable assets, net....................     152,178       185,877      155,759
Hotel Contracts, net..................................      47,403        50,000      253,508
Corporate Assets......................................       6,041         6,945          211
                                                      ------------    ----------   ----------
  Total Assets, net...................................$    205,652    $  242,822   $  409,478
                                                      ============    ==========   ==========
PPV Rooms: (unaudited)
  United States.......................................     441,672       527,608      584,354
  Canada..............................................      71,600        73,987       74,777
  Other...............................................      37,134        33,783       25,468
                                                      ------------    ----------   ----------
                                                           550,406       635,378      684,599
                                                      ============    ==========   ==========

NOTE 16 - RELATED PARTIES

           The Company entered into a new management agreement (the "Management Agreement") effective November 23, 1992 with Rainbow to provide continuation of the services provided in the Old Management Agreement as well as the continuation of Mr. Davis's guarantee of the Company's then outstanding supplemental credit facility. In consideration for these services, the Company paid Rainbow a monthly fee equal to 1.2% of the maximum available commitment under the supplemental credit facility. Fees paid under this agreement were $182,189 in 1993. Upon closing of the 1993 Offerings and Revolving Credit Facility, the Management Agreement was terminated.

           In connection with the 1993 Offerings and Revolving Credit Facility, the Board of Directors approved payment of an advisory fee of $1.0 million to Davis Capital Advisors, an entity controlled by Mr. Marvin Davis. Additionally, the Company reimbursed Rainbow for out-of-pocket expenses in connection with advisory services provided in 1993 of $56,000. The Company believes the Advisory Fee and the fees under the Management Agreement are at least as favorable as could be obtained from an unrelated third party.


NOTE 17 - SAVINGS FOR RETIREMENT PLAN

           The Company provides a Savings for Retirement Plan under Section 401(k) of the Internal Revenue Code. The plan allows participation by all employees of Spectradyne and United States based employees of Spectradyne International, Inc., who are not covered by a collective bargaining agreement, after three months of employment. Eligible employees are allowed to contribute up to 15% of their compensation, subject to other limitations of the plan and the Internal Revenue Code; the Company's discretionary matching contribution is limited to 100% of the first 3% of a participant's 401(k) contribution and 50% of the next 2% of a participant's contribution. Employee contributions in excess of 5% of their annual compensation are not matched by the Company. In March 1995, the Company suspended its matching contribution. The Company contributions vest to the employee ratably to 100% after the third year of service. The Company's matching contribution to the 401(k) plan was $47,000, $425,000, and $564,000 for 1995, 1994, and 1993, respectively.


NOTE 18 - INTANGIBLE ASSETS

           The hotel contracts were recorded at fair value as a result of the 1989 Acquisition and amortized on a straight-line basis over 25 years. Fair value of hotel contracts was calculated utilizing the future cash flows to be produced by the Company's existing hotel contracts discounted at the then prevailing interest rate and further discounted at the historical contract renewal rate.

           During 1994, the Company experienced a significant reduction of cash flows from existing hotel contracts, an increase in capital expenditures in support of contract renewals and significant capital expenditures for the deployment of the new STARPATH technology without any immediate cash flow improvement. The Company continually assesses the carrying amount of hotel contracts by determining whether its balance can be recovered over its remaining life. The Company's analysis of undiscounted future cash flows indicated that a substantial portion of the carrying amount of hotel contracts would not be recoverable. Accordingly, based on the Company's estimate of discounted future cash flows from existing hotel contracts, the Company wrote off $191.0 million of the carrying amount of hotel contracts at December 31, 1994 which resulted in a remaining balance of hotel contracts of $50.0 million as of

December 31, 1994. Additionally, the Company wrote-off $5.2 million in patent costs at December 31, 1994.

           As of December 31, 1995, the Company has separately classified certain contract costs related primarily to the purchase of televisions as Deferred Contract Concession Costs. Such costs were previously included in Video Systems as of December 31, 1994 and have been reclassified to conform to the current year presentation.


NOTE 19 - GUARANTOR SUBSIDIARIES

           The Company's obligations under the Reset Notes and Senior Notes are guaranteed on a subordinated basis by the Company's direct subsidiary, SPI Newco and by SPI Newco's direct subsidiary, Spectradyne (the "Subordinated Guarantees"). Such guarantee is full, unconditional and joint and several.

           The following supplemental combining financial information presents:

           (1) Statements of Financial Position as of December 31, 1995 and 1994 and Statements of Operations and Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993 of (a) SpectraVision, the parent, (b) SPI Newco and Spectradyne, the Guarantors, (c) combined nonguarantor subsidiaries and (d) the consolidated Company.

           (2) Elimination entries required to consolidate SpectraVision, SPI Newco and Spectradyne and the combined nonguarantor subsidiaries.

                               SPECTRAVISION, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
             SUPPLEMENTAL COMBINING STATEMENT OF FINANCIAL POSITION
                                DECEMBER 31, 1995
                                 (in thousands)
                             Guarantor Subsidiaries

                                          Parent                                            NONGUARANTOR   SPECTRAVISION
                                          Company    NEWCO      SPECTRADYNE   SUBSIDIARIES  ELIMINATIONS   CONSOLIDATED
                                          -------    -----      -----------   ------------  ------------   ------------
ASSETS:
 Cash and cash equivalents ..........   $    --      $       2    $       2     $   3,434    $    --       $   3,438
  Accounts receivable, less .........
   allowance for doubtful accounts ..        --           --         13,050         3,378         --          16,428
  Prepaids and other assets .........       5,604         --          7,318         1,030         --          13,952
  Intercompany receivables ..........     188,105       37,332       20,660           782     (346,879)         --
  Intercompany note receivable ......     350,000         --           --            --       (350,000)         --
  Intercompany investments ..........    (476,381)     477,150        3,072             2       (3,843)         --
  Video systems .....................        --           --        220,198        39,118         --         259,316
  Less accumulated depreciation .....
    and amortization ................        --           --       (130,921)      (24,683)        --        (155,604)
                                        ---------    ---------    ---------     ---------    ---------     ---------
    Total video systems .............        --           --         89,277        14,435         --         103,712
  Land, building and equipment ......        --           --         13,449         1,412         --          14,861
  Less accumulated depreciation .....        --           --         (4,720)       (1,201)        --          (5,921)
                                        ---------    ---------    ---------     ---------    ---------     ---------
    Total land, building and
      equipment .....................        --           --          8,729           211         --           8,940
  Hotel contracts (net)..............        --           --         47,403          --           --          47,403
  Deferred contract concession
    costs (net) .....................        --           --         11,749          --           --          11,749
                                        ---------    ---------    ---------     ---------    ---------     ---------
    Total assets ....................   $  67,328    $ 614,484    $ 201,260     $  23,272    $(700,722)    $ 205,622
                                        =========    =========    =========     =========    =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
(DEFICIT)
Liabilities
    Accounts payable ................   $    --      $    --      $   7,691     $     437    $    --       $   8,128
    Other accrued liabilities .......          61            1       10,689           447         --          11,198
    Income taxes ....................        --           --          5,583            67         --          11,198
    Intercompany payables ...........        --        177,553      138,142        31,184     (346,879)         --
    Intercompany note payable .......        --        350,000         --            --       (350,000)         --
  Debt
    Foothill Revolving Credit
      Facility ......................        --           --         26,703          --           --          26,703
    Capitalized lease obligations ...        --           --          1,618           346         --           1,964
                                        ---------    ---------    ---------     ---------    ---------     ---------
  Total debt ........................        --           --         28,321           346         --          28,667
  Liabilities subject to settlement
    under reorganization.............     494,875         --         84,712          --           --         579,587
  Contingent value rights subject to
    settlement under reorganization .      20,000         --           --            --           --          20,000
  Stockholders' equity (deficit)
    Class A common stock ............           5         --           --            --           --               5
    Class B common stock ............          19         --           --            --           --              19
    Common stock--subsidiaries ......        --           --           --             420         (420)         --
    Additional paid-in capital ......     392,185      127,150      477,149         2,655     (606,954)      392,185
    Retained deficit ................    (840,289)     (40,220)    (551,027)      (14,511)     605,758)     (840,289)
    Foreign currency translation ....
      adjustment ....................         472         --           --           2,227       (2,227)          472
                                        ---------    ---------    ---------     ---------    ---------     ---------
    Total stockholders' equity
        (deficit) ...................    (447,608)      86,930      (73,878)       (9,209)      (3,843)     (447,608)
                                        ---------    ---------    ---------     ---------    ---------     ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT) ...................   $  67,328    $ 614,484    $ 201,260     $  23,272    $(700,772)    $ 205,622
                                        =========    =========    =========     =========    =========     =========

                               SPECTRAVISION, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
             SUPPLEMENTAL COMBINING STATEMENT OF FINANCIAL POSITION
                                DECEMBER 31, 1994
                                 (in thousands)
                             GUARANTOR SUBSIDIARIES

                                                 Parent                                              NONGUARANTOR   SPECTRAVISION
                                                 Company     NEWCO    SPECTRADYNE    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                                 -------     -----    -----------    ------------    ------------   ------------
ASSETS
 Cash and cash equivalents....................   $       2    $   --     $     260     $  1,055     $     --       $   1,317
  Accounts receivable, less allowance
    for doubtful accounts.....................        --          --        16,646        3,771           --          20,417
  Prepaids and other assets...................       6,942           1       6,674        1,288           --          14,905
  Intercompany receivables....................     163,604     160,096      16,547          100      (340,347)          --
  Intercompany note receivable................     350,000        --          --           --        (350,000)          --
  Intercompany investments....................    (390,484)    477,150       3,072         --         (89,738)          --
  Video systems...............................        --          --       245,510       34,637           --         280,147
  Less accumulated depreciation
    and amortization..........................        --          --       127,391      (20,899)          --         148,290
                                                 ---------    --------   ---------     --------     ----------     ---------
  Total video systems.........................        --          --       118,119       13,738           --         131,857
  Land, building and equipment................        --          --        12,536        1,204           --          13,740
  Less accumulated depreciation...............        --          --       (3,911)       (1,054)          --          (4,965)
                                                 ---------    --------   ---------     --------     ----------     ---------
    Total land, building and equipment........        --          --         8,625          150           --           8,775
  Hotel contracts, net........................        --          --        50,000         --             --          50,000
  Deferred contract concession costs (net)....        --          --        15,551         --             --          15,551
                                                 ---------    --------   ---------     --------     ----------     ---------
    Total assets..............................   $ 130,064    $637,247   $ 235,494     $ 20,102     $(780,085)     $ 242,822
                                                 =========    ========   =========     ========     ==========     =========
Liabilities and stockholders' equity (deficit)
  Liabilities
    Accounts payable..........................   $    --      $   --     $  48,404     $    403     $     --       $  48,807
    Other accrued liabilities.................       3,526        --        25,406          498           --          29,430
    Income taxes..............................        --          --         6,563          484           --           7,047
    Intercompany payables.....................        --       160,448     160,196       19,703      (340,347)          --
    Intercompany note payable.................        --       350,000        --           --        (350,000)          --
  Debt
    Revolving Credit Facility.................      12,500        --          --           --             --          12,500
    Canadian Bank Credit Facility.............        --          --          --          7,350           --           7,350
    11.5% Senior Discount Notes...............     172,295        --          --           --             --         172,295
    11.65% Senior Reset Notes.................     294,768        --          --           --             --         294,768
    Capitalized lease obligations.............        --          --        23,036          456           --          23,492
    Other debt................................        --          --           150            8           --             158
                                                 ---------    --------   ---------     --------     ----------     ---------
    Total debt................................     479,563        --        23,186        7,814           --         510,563
  Contingent value rights subject to                              --          --           --             --          20,000
    settlement under reorganization...........      20,000
  Stockholders' equity (deficit)
    Class A common stock......................           5        --          --           --             --               5
    Class B common stock......................          19        --          --           --             --              19
    Common stock--subsidiaries.................        --         --          --            420          (420)          --
    Additional paid-in capital................     392,185     127,150     477,150        2,652      (606,952)       392,185
    Retained deficit..........................    (765,729)       (351)   (505,411)     (13,540)      519,302       (765,729)
    Foreign currency translation adjustment...         495        --          --          1,668        (1,668)           495
                                                 ---------    --------   ---------     --------     ----------     ---------
  Total stockholders' equity (deficit)........    (373,025)    126,799    (28,261)       (8,800)      (89,738)      (373,025)
                                                 ---------    --------   ---------     --------     ----------     ---------
TOTAL LIABILITIES AND STOCK HOLDERS' EQUITY
  (DEFICIT)...................................   $ 130,064    $637,247   $ 235,494     $ 20,102     $(780,085)     $ 242,822
                                                 =========    ========   =========     ========     ==========     =========

                               SPECTRAVISION, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (in thousands)



                                                                      GUARANTOR SUBSIDIARIES
                                                                      ----------------------
                                             PARENT                                                             SPECTRAVISION
                                              COMPANY       NEWCO      SPECTRADYNE  SUBSIDIARIES  ELIMINATIONS   CONSOLIDATED
                                              -------       -----      -----------  ------------  ------------   ------------
Revenues...................................   $    --      $    --      $ 102,436     $25,731     $ (4,181)      $ 123,986

Costs and Expenses:

  Direct Costs.............................        --           --         44,007       8,806          --           52,813

  Depreciation and amortization............        --           --         34,272       5,092          --           39,364

  Operating expenses.......................        --           --         12,771       4,792          --           17,563

  Contracted service costs.................        --           --         28,921         359          --           29,280

  Selling and marketing expenses...........        --           --          4,321         562          --            4,883

  General and administrative expenses......       1,606            3       13,796       1,915          --           17,320

  Research and development (net)...........        --           --          1,769        --            --            1,769

  Exchange loss............................        --           --           (18)         846         (581)            247

  Intercompany charges.....................        --              3         --         4,181       (4,181)           --
                                              ---------    ---------    ---------     -------     ---------      ---------

  Total costs and expenses.................       1,606          (3)      139,839      26,553       (4,762)        163,239
                                              ---------    ---------    ---------     -------     ---------      ---------

Operating Income (Loss)....................      (1,606)         --       (37,403)       (822)         581         (39,253)

Non-operating income.......................        --            --          (458)        (50)          --            (508)

Equity in losses of subsidiaries...........      85,874          --           --          --       (85,874)           --

Interest expense (net).....................      26,030          --         1,859         288          --           28,177

Intercompany interest expense                 (39,865)     39,865           --          --           --             --
  (income).................................

Reorganization items.......................        --             1         7,561           1          --            7,563
                                              ---------    ---------    ---------     -------     ---------      ---------

Gain (Loss) Before Income Taxes and
  Extraordinary Item.......................     (73,645)     (39,869)     (46,365)     (1,061)       86,455       (74,485)

Income Taxes:

  State and foreign provision..............        --           --             1          125          --             126

  Deferred benefit.........................        --           --          (966)        --            --            (966)
                                              ---------    ---------    ---------     -------     ---------      ---------

Total Income Tax Benefit...................        --           --          (965)         125          --            (840)
                                              ---------    ---------    ---------     -------     ---------      ---------

Gain (Loss) before extraordinary item......    (73,645)     (39,869)     (45,400)      (1,186)       86,455       (73,645)

Extraordinary item

  Loss on debt extinguishment..............        915         --           --          --            --              915
                                              ---------    ---------    ---------     -------     ---------      ---------

  Net Income (Loss)........................   $(74,560)    $(39,869)    $(45,400)     $(1,186)    $  85,455      $(74,560)
                                              =========    =========    =========     =======     =========      =========

                               SPECTRAVISION, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS
                                DECEMBER 31, 1994
                                 (in thousands)


                                                                      GUARANTOR SUBSIDIARIES

                                               PARENT                                               NONGUARANTOR  SPECTRAVISION
                                               COMPANY         NEWCO     SPECTRADYNE  SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
                                               -------         -----     -----------  ------------  ------------  ------------
Revenues...................................   $    --        $    --      $ 122,138      $24,659     $ (4,413)     $ 142,384

Costs and Expenses:

  Direct Costs.............................        --             --         50,576        7,439          --          58,015

  Depreciation and amortization............          20           --         45,353        5,161          --          50,534

  Write-down of hotel contracts............        --             --        196,256         --            --         196,256

  Operating expenses.......................        --             --          9,802        3,403          --          13,205

  Contracted service costs.................        --             --         19,563        1,466          --          21,029

  Selling and marketing expenses...........        --             --          8,467          274          --           8,741

  General and administrative expenses......       1,990            3         16,277        1,325          --          19,595

  Research and development (net)...........        --             --          3,649          165          --           3,814

  Exchange loss............................        --             --           --          1,754       (1,173)           581

  Intercompany charges.....................        --             --           --          4,413       (4,413)            --
                                              ---------      ---------    ---------      -------     ---------     ---------

    Total costs and expenses...............       2,010            3        349,943       25,400       (5,586)       371,770
                                              ---------      ---------    ---------      -------     --------      ---------

Operating Income (Loss)....................      (2,010)          (3)      (277,805)        (741)       1,173       (229,386)

Non-operating expense (income):............        --             --         (1,163)         --            --         (1,163)

  Equity in losses of subsidiaries.........     239,991           --           --            --       (239,991)           --

  Interest expense (net)...................      54,628           --           (239)         592          --          54,981

  Intercompany interest expense                 (42,345)       42,345          --            --           --             --
    (income)...............................

  Intercompany dividend expense                    --         (42,345)       42,345          --           --             --
                                              ---------      ---------    ---------      -------     ---------     ---------
    (income)...............................

  Income (Loss) Before Income Taxes........    (254,284)          (3)      (268,748)      (1,333)      241,164      (283,204)

Income Taxes:

  State and foreign provision (benefit)....        --             --           (812)         364          --            (448)

  Deferred benefit.........................        --             --        (28,465)          (7)         --         (28,472)
                                              ---------      ---------    ---------      -------     ---------     ---------

Total Income Tax (Benefit).................        --             --        (29,277)         357          --          28,920
                                              ---------      ---------    ---------      -------     ---------     ---------

Net Income (Loss)..........................   $(254,284)     $    (3)     $(239,471)     $(1,690)    $ 241,164     $(254,284)
                                              =========      =========    =========      =======     =========     =========

                               SPECTRAVISION, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                 (in thousands)

                                                               GUARANTOR SUBSIDIARIES
                                                               ----------------------

                                         PARENT                             NONGUARANTOR
                                        COMPANY     NEWCO      SPECTRADYNE  SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
                                        -------     -----      -----------  ------------  ------------  ------------
Revenues                               $    --      $    --      $ 143,493    $  23,576    $  (4,079)   $ 162,993

Costs and expenses

  Direct Costs                              --           --         52,108        6,726         --         58,834

  Depreciation and amortization               34           45       38,427        5,597         --         44,103

  Technology and field service
    charges                                 --           --          6,703          297         --          7,000

  Loss on sale of manufacturing
    assets and inventory                    --           --            649         --           --            649

  Operating expenses                        --           --         21,103        3,480         --         24,583

  Contracted service costs                  --           --          1,716         --           --          1,716

  Selling and marketing expenses            --           --          4,887          167         --          5,054

  General and administrative
    expenses                               2,102            3       11,539        1,787         --         15,431

  Research and development (net)            --           --          1,426          159         --          1,585

  Exchange loss                             --           --              9          824         --            833

  Intercompany charges                      --           --           --          4,079       (4,079)        --
                                       ---------    ---------    ---------    ---------    ---------    ---------

  Total costs and expenses                 2,136           48      138,567       23,116       (4,079)     159,788
                                       ---------    ---------    ---------    ---------    ---------    ---------

Operating Income (Loss)                   (2,136)         (48)       4,926          463         --          3,205

Non-operating expense (income):

  Equity in losses of subsidiaries .      50,691         --           --           --        (50,691)        --

  Interest expense (net)                  47,762         --            696          532         --         48,990

  Intercompany interest expense
    (income)                             (57,532)      57,532         --           --           --           --

  Intercompany dividend expense
    (income)                                --        (57,532)      57,532         --           --           --
                                       ---------    ---------    ---------    ---------    ---------    ---------

  Income (Loss) Before Income
    Taxes and Extraordinary Item         (43,057)         (48)     (53,302)         (69)      50,691      (45,785)

Income Taxes:

  State and foreign provision               --           --          1,275          464         --          1,739

  Deferred benefit                          --           --         (4,369)         (98)        --         (4,467)
                                       ---------    ---------    ---------    ---------    ---------    ---------

Total Income Tax Provision (Benefit)        --           --         (3,094)         366         --         (2,728)
                                       ---------    ---------    ---------    ---------    ---------    ---------

Income (loss) before                      43,057          (48)     (50,208)        (435)      50,691      (43,057)
  extraordinary item

Extraordinary item loss from
  debt extinguishment                     (2,699)        --           --           --           --         (2,699)
                                       ---------    ---------    ---------    ---------    ---------    ---------

Net Income (Loss)                      $ (45,576)   $     (48)   $ (50,208)   $    (435)   $  50,691    $ (45,756)
                                       =========    =========    =========    =========    =========    =========

                               SPECTRAVISION, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (in thousands)

                                                                 GUARANTOR SUBSIDIARIES
                                                                 ----------------------
                                                     PARENT                                NONGUARANTOR                SPECTRAVISION
                                                     COMPANY     NEWCO        SPECTRADYNE  SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
                                                     -------     -----        -----------  ------------  ------------  ------------

Operating activities:
  Net cash provided by (used in) operating
    activities                                       $ 13,436     $      2     $(10,432)     $ 15,137       $    561     $ 18,704
                                                     --------     --------     --------      --------       --------     --------
Investing activities:
  Cost of in-process systems and capital
    expenditures                                     $   --       $   --       $(10,379)     $ (5,752)      $   --       $(16,131)
                                                     --------     --------     --------      --------       --------     --------
  Net cash used in investing activities              $   --       $   --       $(10,379)     $ (5,752)      $   --       $(16,131)
                                                     --------     --------     --------      --------       --------     --------
Financing activities:
  Borrowings under Revolving Credit Facility         $  7,396     $   --       $   --        $   --         $   --       $  7,396
  Repayment of Revolving Credit Facility              (20,811)        --           --            --             --        (20,811)
  Borrowings under Foothill Revolving Facility           --           --         88,618          --             --         88,618
  Repayment of Foothill Revolving Facility               --           --        (61,915)         --             --        (61,915)
  Repayment of other debt and capitalized lease
    obligations                                          --           --         (6,150)       (7,566)          --        (13,716)
                                                     --------     --------     --------      --------       --------     --------
  Net cash provided by (used in) financing            (13,415)        --         20,553        (7,566)          --           (428)
    activities                                       --------     --------     --------      --------       --------     --------
Effect of exchange rate changes on cash flow              (23)        --           --             560           (561)         (24)
Net increase (decrease) in cash and cash equivalents       (2)           2         (258)        2,379           --          2,121
Cash and cash equivalents at beginning of period            2         --            260         1,055           --          1,317
                                                     --------     --------     --------      --------       --------     --------
Cash and cash equivalents at end of period           $   --       $      2     $      2      $  3,434       $   --       $  3,438
                                                     ========     ========     ========      ========       ========     ========

                               SPECTRAVISION, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                 (in thousands)


                                                                 GUARANTOR SUBSIDIARIES
                                                                 ----------------------
                                                     PARENT                                  NONGUARANTOR     SPECTRAVISION
                                                     COMPANY      NEWCO        SPECTRADYNE   SUBSIDIARIES     CONSOLIDATED
                                                     -------      -----        -----------   ------------     ------------
Operating activities:
  Net cash provided by (used in) operating
    activities                                       $(12,504)      $     (1)     $ 43,314      $  5,356        $ 36,165
                                                     --------       --------      --------      --------        --------
Investing activities:
  Cost of in-process systems and capital
    expenditures                                     $  --          $  --         $(52,350)     $ (5,012)       $(57,362)
                                                     --------       --------      --------      --------        --------
  Net cash used in investing activities              $  --          $  --         $(52,350)     $ (5,012)       $(57,362)
                                                     --------       --------      --------      --------        --------
Financing activities:
  Borrowings under Revolving Credit Facility         $ 12,500       $  --         $  --         $  --           $12,500
  Repayment of other debt and capitalized lease
    obligations                                         --             --           (3,897)         (290)         (4,187)
                                                     --------       --------      --------      --------        --------
  Net cash provided by (used in) financing
    activities                                       $ 12,500       $  --         $ (3,897)     $   (290)       $  8,313
Effect of exchange rate changes on cash flow            --             --            --             (84)            (84)
                                                     --------       --------      --------      --------        --------
Net decrease in cash and cash equivalents                  (4)            (1)      (12,933)          (30)        (12,968)
Cash and cash equivalents at beginning of period            6              1        13,193         1,085          14,285
                                                     --------       --------      --------      --------        --------
Cash and cash equivalents at end of period           $      2       $   --        $    260      $  1,055        $  1,317
                                                     ========       ========      ========      ========        ========

                               SPECTRAVISION, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                 (in thousands)

                                                                     GUARANTOR SUBSIDIARIES
                                                                     ----------------------
                                                      PARENT                                     NONGUARANTOR     SPECTRAVISION
                                                      COMPANY         NEWCO     SPECTRADYNE     SUBSIDIARIES      CONSOLIDATED
                                                      -------         -----     -----------     ------------      ------------

Operating activities:
  Net cash provided by (used in) operating
    activities                                     $ (31,102)     $      (4)     $  31,138      $   6,228        $   6,260
Investing activities:
  Proceeds from sale of manufacturing
    assets and inventory                           $    --        $    --        $   5,201      $    --          $   5,201
  Increase in raw materials                             --             --             (313)          --               (313)
  Cost of in-process systems and capital
    expenditures                                        --             --          (30,941)        (5,156)         (36,097)
                                                   ---------      ---------      ---------      ---------        ---------
  Net cash used in investing activities            $    --        $    --        $ (26,053)     $  (5,156)       $ (31,209)
                                                   ---------      ---------      ---------      ---------        ---------
Financing activities:
  Borrowings under Supplemental                                                                      --          $  23,000
    Bank Credit Facility                              23,000           --
  Repayment of Supplemental
     Bank Credit Facility                            (31,000)          --             --             --            (31,000)
  Repayment of Bank Credit Facility                 (180,120)          --             --             --           (180,120)

  Repayment of other debt and capitalized lease
    obligations                                         --             --           (1,043)          (389)          (1,432)
  Issuance of class B common stock                    84,150           --             --             --             84,150
  Stock issuance costs                                (6,501)          --             --             --             (6,501)
  Issuance of senior discount notes                  149,981           --             --             --            149,981
  Payment of debt issue costs                         (8,417)          --             --             --             (8,417)
                                                   ---------      ---------      ---------      ---------        ---------
  Net cash provided by (used in) financing
    activities                                     $  31,093      $    --        $  (1,043)     $    (389)       $  29,661
                                                   ---------      ---------      ---------      ---------        ---------
Effect of exchange rate changes on cash flow            --             --               (9)           (11)             (20)
                                                   ---------      ---------      ---------      ---------        ---------
Net increase (decrease) in cash
  and cash equivalents                                    (9)            (4)         4,033            672            4,692
Cash and cash equivalents at beginning of period          15              5          9,160            413            9,593
                                                   ---------      ---------      ---------      ---------        ---------
Cash and cash equivalents at end of period         $       6          $   1      $  13,193      $   1,085        $  14,285
                                                   =========      =========      =========      =========        =========

NOTE 20 - FINANCIAL STATEMENTS OF ENTITIES UNDER CHAPTER 11

           The condensed balance sheet as of December 31, 1995 of SpectraVision and all entities included in the Chapter 11 filings is as follows (dollars in thousands):

ASSETS
 Cash and cash equivalents .......................................       $      84
  Accounts receivable ............................................          13,346
  Debt issuance costs ............................................           5,827
  Prepaids and other assets ......................................           7,304
  Video systems ..................................................         222,802
  Less accumulated depreciation
    and amortization .............................................         132,332
                                                                         ---------
    Total video systems ..........................................          90,470
  Building and equipment .........................................           4,300
  Furniture, fixtures and other equipment ........................           6,649
  Less accumulated depreciation ..................................          (4,769)
                                                                         ---------
    Total building and equipment .................................           6,180
  Land ...........................................................           2,559
  Hotel contracts ................................................          47,403
  Deferred contract concession costs (net) .......................          11,749
  Investment in and advances to subsidiaries, at cost ............          33,202
                                                                         ---------
    TOTAL ASSETS .................................................       $ 218,124
                                                                         =========
LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)
    Accounts payable .............................................       $   7,723
    Other accrued liabilities ....................................          10,881
    Deferred income taxes ........................................           5,467
    Foothill Revolving Facility ..................................          26,703
    Capital lease obligations ....................................           1,617
                                                                         ---------
                                                                            52,391
                                                                         ---------
    Liabilities subject to settlement under reorganization .......         579,587
    Intercompany payable .........................................           4,947
      Total liabilities ..........................................         636,925
    Contingent value rights subject to settlement under reorganization      20,000
  Stockholders' deficit:
    Common stock .................................................              24
    Paid-in capital ..............................................         393,092
    Retained deficit .............................................        (831,917)
                                                                         ---------
      Total stockholders' deficit ................................        (438,801)
                                                                         ---------
TOTAL LIABILITIES AND STOCKHOLDERS' ..............................       $ 218,124
                                                                         =========
  EQUITY (DEFICIT) ...............................................

           The condensed statement of operations for the year ended December 31, 1995 of SpectraVision and all entities included in the Chapter 11 filings is as follows (dollars in thousands):


Revenues ........................................   $ 104,063
Costs and expenses:
  Direct costs ...................................     44,779
  Depreciation and amortization ..................     34,676
  Operating expenses .............................     12,771
  Contracted service costs .......................     29,686
  Selling and marketing expenses .................      4,294
  General and administrative expenses ............     15,646
  Research and development (net) .................      1,769
  Exchange loss ..................................      1,051
                                                    ---------
    Total costs and expenses .....................    144,672
                                                    ---------
Operating income (loss) ..........................    (40,609)
Non-operating income .............................       (508)
Interest expense (contractual interest expense of
  $67,596 in 1995)(net) ..........................     27,873
                                                    ---------
Loss before reorganization items, income taxes
  and extraordinary item .........................    (67,974)
 .................................................  ---------
Reorganization items .............................      7,593
                                                    ---------
Loss before income taxes and extraordinary items..    (75,567)
Income taxes:
  State and foreign provision (benefit) ..........          1
  Deferred benefit ...............................       (966)
                                                    ---------
    Total income tax benefit .....................       (965)
Loss before extraordinary item ...................    (74,602)
Extraordinary item ...............................        915
                                                    ---------
Net loss .........................................  $ (75,517)
                                                    =========

                               SPECTRAVISION, INC
                             (DEBTOR-IN-POSSESSION)
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     JUNE 30,      December 31,
                                                                                      1996            1995
                                                                                     --------     -------------

ASSETS                                                                              (unaudited)

  Cash and Cash Equivalents ................................................         $   4,918    $   3,438
  Accounts Receivable (net) ................................................            13,763       16,428
  Debt Issuance Costs (net) ................................................             5,662        5,827
  Prepaids and Other Assets ................................................             6,323        8,125
  Video Systems: ...........................................................
    In Process Video Systems ...............................................            10,823       11,329
    Installed Video Systems ................................................           258,573      247,987
                                                                                     ---------    ---------
      Subtotal .............................................................           269,396      259,316
  Less Accumulated Depreciation and Amortization ...........................          (170,815)    (155,604)
                                                                                     ---------    ---------
  Total Video Systems ......................................................            98,581      103,712
  Building and Equipment Building ..........................................             4,300        4,300
  Furniture, Fixtures and Other Equipment ..................................             8,882        8,002
                                                                                     ---------    ---------
    Subtotal ...............................................................            13,182       12,302
  Less Accumulated Depreciation ............................................            (6,881)      (5,921)
                                                                                     ---------    ---------
  Total Building and Equipment .............................................             6,301        6,381
  Land .....................................................................             2,559        2,559
  Hotel Contracts (net) ....................................................            46,104       47,403
  Deferred Contract Concession Costs (net) .................................            10,426       11,749
                                                                                     ---------    ---------
    TOTAL ASSETS ...........................................................         $ 194,637    $ 205,622
                                                                                     =========    =========
LIABILITIES AND STOCKHOLDERS' DEFICIT ......................................
Liabilities ................................................................
  Accounts Payable .........................................................         $  12,289    $   8,128
  Accrued Liabilities ......................................................
    Interest ...............................................................               328         --
    Compensation ...........................................................             3,914        2,112
    Other ..................................................................             7,655        9,086
    Income Taxes ...........................................................               358          183
    Deferred Income Taxes ..................................................             4,920        5,467
  Debt .....................................................................
    Foothill Revolving Credit Facility .....................................            37,919       26,703
    Capitalized Lease Obligations ..........................................             3,379        1,964
                                                                                     ---------    ---------
  Total Debt ...............................................................            41,298       28,667
  Liabilities Subject to Settlement Under Reorganization ...................           576,040      579,587
                                                                                     ---------    ---------
Total Liabilities ..........................................................           646,802      633,230
Contingent Value Right Subject to Settlement Under Reorganization ..........            20,000       20,000
Stockholders' Deficit: .....................................................
  Class A Common Stock--$0.001 par value, authorized 6,000,000 shares,
    issued and outstanding, 4,593,526 shares in 1996 and 1995 .............                 5            5
  Class B Common Stock--$0.001 par value, authorized 144,000,000 shares,
    issued and outstanding, 19,390,379 shares in 1996 and 1995 .............                19           19
  Additional Paid in Capital ...............................................           392,185      392,185
  Retained Deficit .........................................................          (863,075)    (840,289)
  Foreign Currency Translation Adjustment ..................................            (1,299)         472
                                                                                     ---------    ---------
Total Stockholders' Deficit ................................................          (472,165)    (447,608)
                                                                                     ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ................................         $ 194,637    $ 205,622
                                                                                     =========    =========




   See accompanying Notes to the Condensed Consolidated Financial Statements.

                               SPECTRAVISION, INC
                             (DEBTOR-IN-POSSESSION)
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                                             SIX MONTHS ENDED
                                                                                                                 JUNE 30,
                                                                                                      ---------------------------
                                                                                                           1996          1995
                                                                                                      -----------     -----------
Revenues:
  Pay-Per-View.....................................................................................   $    50,382     $    55,110
  Free-To-Guest....................................................................................         5,489           6,876
  Other............................................................................................         2,141           3,222
                                                                                                      -----------     -----------
    Total Revenues.................................................................................        58,012          65,208
Direct Costs:
  Pay-Per-View.....................................................................................        20,174          19,156
  Free-To-Guest....................................................................................         5,882           5,673
  Other............................................................................................         1,032           1,055
                                                                                                      -----------     -----------
    Total Direct Costs.............................................................................        27,088          25,884
Depreciation and Amortization......................................................................        20,519          18,920
Operating Expenses.................................................................................        20,016          20,992
Selling, General and Administrative Expense........................................................         7,190          10,211
Research and Development (net).....................................................................           988           1,183
Exchange Gain (Loss)...............................................................................           (4)             254
                                                                                                      -----------     -----------
Total Costs and Expenses...........................................................................        75,797          77,444
                                                                                                      -----------     -----------
Operating Loss.....................................................................................      (17,785)         (12,236)
                                                                                                      -----------     -----------
Non-Operating Loss (Income)........................................................................           234            (139)
Interest Expense, net (Contractual interest expense of $34,975 and $30,576 for the
  six months ended June 30, 1996 and 1995, respectively)...........................................         3,062          26,919
                                                                                                      -----------     -----------
Loss Before Reorganization Items and Income Taxes..................................................      (21,081)         (39,016)
Reorganization Items...............................................................................         1,827             177
                                                                                                      -----------     -----------
Loss Before Income Taxes and Extraordinary Item....................................................      (22,908)         (39,193)
Income Taxes:
  State and Foreign Provision......................................................................           495              20
  Deferred Benefit.................................................................................         (617)            (484)
                                                                                                      -----------     -----------
    Total Income Tax Benefit.......................................................................         (122)            (464)
                                                                                                      -----------     -----------
Loss Before Extraordinary Item.....................................................................      (22,786)         (38,729)
Extraordinary Item (Loss from Debt Extinguishment).................................................          --              (915)
                                                                                                      -----------     -----------
Net Loss...........................................................................................   $  (22,786)     $   (39,644)
                                                                                                      ===========     ===========
Loss Per Common Share..............................................................................   $    (0.95)     $     (1.65)
                                                                                                      ===========     ===========
Average Common Shares Outstanding..................................................................    23,983,905      23,983,905




   See accompanying Notes to the Condensed Consolidated Financial Statements.

                               SPECTRAVISION, INC
                             (DEBTOR-IN-POSSESSION)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                                      SIX MONTHS ENDED
                                                                                           JUNE 30,
                                                                                      1996        1995
                                                                                    ---------   ---------
Operating Activities:
  Net Loss                                                                          $(22,786)   $(39,644)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization                                                     20,519      18,920
    Other non-cash items:
      Conversion of non-cash interest to secondary notes                                --        18,494
      Deferred income tax benefit                                                       (617)       (484)
      Increase in pre-petition liabilities                                              (899)       --
      Extraordinary loss from debt extinguishment                                       --           915
      Write-off of assets                                                                373        --
      Loss on sale of fixed assets                                                       270        --
      Accretion of discount on senior notes                                             --         8,609
      Amortization of debt issuance cost                                                 165         553
      Exchange loss                                                                       (4)        254
      Other items, net                                                                  (469)       (651)
    Increase (decrease) in:
      Accounts Payable                                                                 4,161      13,639
      Accrued interest                                                                   328        (993)
      Other accrued liabilities                                                          371       1,239
      Income taxes payable                                                               175          10
    Decrease (increase) in:
      Accounts receivable                                                              2,665        (623)
      Prepaids and other assets                                                        1,570         335
      Income tax receivable                                                              232        --
                                                                                    --------    --------
        Net cash provided by operating activities                                      6,054      20,573
Investing Activities:
  Cost of in-process systems and capital expenditures                                (10,368)    (12,216)
Financing Activities:
  Borrowing under Foothill revolving facility                                         67,696      25,052
  Repayment of Foothill revolving facility                                           (56,480)     (9,644)
  Repayment of revolving facility                                                       --       (19,896)
  Repayment of Canadian bank credit facility                                            --        (7,350)
  Borrowing under revolving credit facility                                             --         7,396
  Repayment of other debt and capitalized leases                                      (3,651)     (3,225)
                                                                                    --------    --------
    Net cash provided by (used in) financing activities                                7,565      (7,667)
Effect of exchange rate changes on cash                                               (1,771)        (55)
                                                                                    --------    --------
Net Increase in cash and cash equivalents                                              1,480         635
Cash and cash equivalents at beginning of period                                       3,438       1,317
                                                                                    --------    --------
Cash and cash equivalents at end of period                                          $  4,918    $  1,952
                                                                                    ========    ========




   See accompanying Notes to the Condensed Consolidated Financial Statements.

                               SPECTRAVISION, INC.
                             (DEBTOR-IN-POSSESSION)
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1996


1.         General


           These condensed consolidated financial statements should be read in the context of the financial statements and notes thereto filed with the Securities and Exchange Commission in the 1995 Annual Report on Form 10-K of SpectraVision, Inc. ("SpectraVision" or the "Company"). The accompanying unaudited condensed consolidated financial statements include SpectraVision and all of its subsidiaries. Intercompany transactions have been eliminated. Certain prior period amounts have been reclassified to conform with the current period presentation. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, except as described in note 3, necessary to present fairly the Company's financial position and results of its operations for the periods presented. The results of operations for such interim periods are not necessarily indicative of results of operations for the entire year.

2.         Organization and Basis of Presentation


           The Company is a leading provider of in-room entertainment services to the lodging industry. Founded in 1971, the Company originally developed and patented a system known as "SpectraVision", which provides in-room television viewing of recently released major and other motion pictures on a pay-per-view ("PPV") basis.

           Unless the context otherwise requires, all references herein to the Company are not intended to imply exact corporate relationships and include SpectraVision, SPI Newco, Inc. ("Newco") its direct subsidiary, Spectradyne, Inc. ("Spectradyne") the direct subsidiary of Newco, and the foreign subsidiaries.

3.         Bankruptcy

           On June 8, 1995 (the "Petition Date"), SpectraVision, together with Newco, Spectradyne, Spectradyne International, Inc., and Kalevision Systems, Inc. - USA, filed voluntary petitions for reorganization under Chapter 11 ("Chapter 11") of the United States Bankruptcy Code ("the Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and are currently operating their respective businesses as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code. The Canadian and Far East Subsidiaries are not a part of the Bankruptcy Proceedings. On June 23, 1995, a single unsecured creditors' committee was appointed by the U.S. Trustee for the District of Delaware pursuant to Section 1102 of the Bankruptcy Code (the "Creditors' Committee"). The Creditors' Committee has the right to review and object to certain business transactions and is expected to participate in the negotiation of the Company's plan of reorganization.

           As of the Petition Date, actions to collect pre-petition indebtedness have been automatically stayed pursuant to Section 362 of the Bankruptcy Code (subject to order of the Bankruptcy Court) and, in certain circumstances, other pre-petition contractual obligations may not be enforced against the Company. In addition, the Company may reject pre-petition executory contracts and lease obligations, and parties affected by these rejections may file claims with the Bankruptcy Court in accordance with the reorganization process. Substantially all liabilities as of the Petition Date are subject to being paid or compromised under a plan of reorganization to be voted upon by all impaired classes of creditors and equity security holders and approved by the Bankruptcy Court.

           As of December 1995, the Company employed Salomon Brothers Inc. as investment bankers and financial advisors. The agreement with Salomon Brothers Inc. calls for a monthly advisory fee and an additional fee ("Transaction Fee") upon the consummation of a transaction resulting in the sale of the Company. The Transaction Fee will be a percentage of the total purchase price.

           In January 1996 the Company solicited bids from third parties for financial restructuring proposals which would allow the Company to emerge from bankruptcy. On April 19, 1996, the Company announced the signing of an agreement with Ascent Entertainment Group, Inc. ("Ascent") in which Ascent would acquire the assets and certain of the liabilities of the Company. Ascent intends to combine its 85 percent-owned subsidiary, On Command Video Corporation, ("OCV") with the Company's assets and certain of its liabilities to form a new company ("Newco") which will be 72.5 percent-owned by Ascent and the current minority stockholders of OCV. The Company's bankruptcy estate will receive 27.5 percent of Newco's stock, which will be distributed through a bankruptcy plan to the Company's creditors to resolve claims of approximately $600 million. Newco will also issue warrants to be distributed to OCV stockholders and certain other persons to purchase 13 percent of Newco's common stock and warrants to the Company's estate to purchase another 7 percent of the stock.

           The transaction is subject to Bankruptcy Court approval and certain other conditions. If the transaction is consummated, shares of Newco are expected to be publicly traded upon completion of the transaction, which is expected to be completed by the end of the third quarter of 1996.

           The Company filed with the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") in early May, 1996. No comments were received from any agency of the United States having jurisdiction under the HSR Act during the time limits set out in the HSR Act.

           On June 21, 1996, the Company filed its proposed Plan of Reorganization and Disclosure Statement with the Bankruptcy Court. The Plan provides for the implementation of the transaction with Ascent and the distribution of the Newco stock and Newco warrants to the Company's creditors. The Plan does not provide for any distribution to the Company's equity security holders. The Court must still conduct a hearing of the adequacy of the Disclosure Statement at which time the Plan of Reorganization and Disclosure Statement and certain other supporting materials will be distributed to creditors and certain other parties in interest. Thereafter certain of the creditors will be allowed an opportunity to vote to accept or reject the Plan. After the balloting process is completed, the Court will conduct a hearing to determine whether the Plan should be confirmed. No hearing has been set for the Court to consider confirmation of the Plan, but the Company believes the closing on the transaction with Ascent can occur by the end of the third quarter of 1996.

           The Company's cash on hand and cash flow from operations in 1996 will not be sufficient to satisfy its current demands for cash. There can be no assurance that the amount the Company can borrow under its revolving line of credit will be sufficient to meet its cash requirements for 1996. If the Company cannot borrow or otherwise obtain the cash necessary to operate throughout 1996 or the Company is unable to obtain confirmation of a plan of reorganization, its creditors, equity security holders or the United States Trustee may seek a liquidation of the Company by conversion to a Chapter 7 bankruptcy proceeding.

           The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Chapter 11 filings and circumstances relating to these events, such realization of assets and liquidation of liabilities is subject to significant uncertainty. In addition, the Company's independent public accountants included in their report on the Company's consolidated financial statements as of December 31, 1995, an explanatory paragraph that describes the uncertainty about the Company's ability to continue as a going concern.

           As a Chapter 11 debtor, the Company may sell (subject, in certain circumstances, to Bankruptcy Court approval) or otherwise dispose of assets, and liquidate or settle liabilities for amounts other than those reflected in the condensed consolidated financial statements. The amounts reported in the condensed consolidated financial statements do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might result as a consequence of actions taken pursuant to a plan of reorganization. If the Company is unable to obtain confirmation of a plan of reorganization, its creditors, equity security holders or the United States Trustee may seek a liquidation of the Company by conversion to a Chapter 7 bankruptcy proceeding. In that event, it is likely that additional liabilities and claims would be asserted which are not presently reflected in the condensed consolidated financial statements. In the event of a liquidation, the amounts reflected in the condensed consolidated financial statements would be subject to adverse adjustments in amounts which, while not presently determinable, could be material.

           Financial accounting and reporting during a Chapter 11 proceeding is prescribed in Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Accordingly, certain pre-petition obligations, which may be impaired, have been classified as obligations subject to Chapter 11 reorganization proceedings and include the following estimated amounts at June 30, 1996 (dollars in thousands):

Debt Instruments:
  11.5% Senior Discount Notes due 2000 ...........................   $180,904
  11.65% Senior Subordinated Reset Notes due 2001 ................    313,262
                                                                     --------
    Total debt instruments                                            494,166
Accrued Expenses:
  Interest .......................................................      2,411
  Liabilities ....................................................      3,662
  Compensation ...................................................        885
                                                                     --------
    Subtotal .....................................................      6,958
Capital lease obligations ........................................     20,437
Accounts payable .................................................     11,952
EDS and EDS affiliated ...........................................     42,527
                                                                     --------
  Total liabilities subject to settlement under reorganization ...   $576,040
                                                                     ========
Contingent value rights subject to settlement under reorganization   $ 20,000
                                                                     ========

           The total effect of the bankruptcy reorganization items was to increase the net loss for the six months ended June 30, 1996 and 1995 by approximately $1.8 million or $0.08 per common share and $.2 million or $0.01 per common share, respectively. The bankruptcy reorganization items consist of normal bankruptcy, professional and miscellaneous charges.

4.         Debt

           Foothill Revolving Facility: On June 9, 1995, Spectradyne entered into a loan and security agreement with Foothill Capital Corporation to provide debtor-in-possession financing (the "Foothill Loan"). The Foothill Loan allows for revolving advances up to a maximum amount of $40 million and bears interest payable monthly at prime plus 1.75% with a floor of 8.5%. Due to collateral restrictions, the Company was only allowed to borrow up to $38.1 million at June 30, 1996. The Foothill Loan matures June 15, 1997.

           The Foothill Loan is secured by all of the assets of Spectradyne and certain subsidiaries, all of the outstanding stock of the Company's subsidiaries and the guarantees of SpectraVision and certain subsidiaries. The Foothill Loan contains various and customary financial and operating covenants including limitations on additional indebtedness and limitations on capital expenditures. At June 30, 1996 the Company was not in compliance with the financial covenants relating to its operating cash flow and its fixed charges to cash flow ratio requirements. On July 24, 1996 the Company obtained a waiver from Foothill Capital Corporation for these covenant violations. However, the Company does not expect that it will be in compliance with the financial covenants relating to its operating cash flow and its fixed charges to cash flow ratios for the remainder of 1996. Accordingly, in October, Foothill Capital Corporation could elect to terminate the revolving line of credit for noncompliance with the Financial Covenants. Foothill Capital Corporation could then demand immediate payment of all outstanding balances and foreclose on the Company's assets securing the revolving line of credit if payment is not made. In this event, if the Company cannot obtain alternative financing, it may be forced to liquidate in a Chapter 7 bankruptcy proceeding.

           Pursuant to SOP 90-7, the Company has discontinued, effective June 8, 1995, the accrual of interest on pre-petition debt that is unsecured or estimated to be undersecured.

5.         Contingencies

           On October 20, 1994, a purported class action complaint was filed in the United States District Court alleging misrepresentations and omissions concurrent with and following the Company's 1993 offerings of Class B Common Stock and Senior Discount Notes. The plaintiff seeks unspecified damages, prejudgment interest, and fees and costs of the plaintiff. The Company believes that it has meritorious defenses to the claims and it intends to vigorously defend itself. Proceedings in this lawsuit with respect to the Company have been stayed as a result of the Chapter 11 filings.

           The Company and its subsidiaries and related companies are potential and named defendants in several other lawsuits and claims arising in the ordinary course of business. While the outcome of such claims, lawsuits or other proceedings against the Company cannot be predicted with certainty, management expects that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on the operating results or financial condition of the Company. Proceedings in connection with any lawsuit against the Company have been stayed as a result of the Chapter 11 filings.

6.         Balance Sheet of Entities under Chapter 11

           The condensed balance sheet of SpectraVision and all entities included in the Chapter 11 filings is as follows (dollars in thousands):

                                                                                        JUNE 30,
                                                                                         1996
                                                                                      -----------
ASSETS                                                                                (unaudited)
  Cash and Cash Equivalents .................................................         $      46
  Accounts Receivable (net) .................................................            10,858
  Debt Issuance Costs (net) .................................................             5,662
  Prepaids and Other Assets .................................................             5,344
  Video Systems .............................................................
    In Process Video Systems ................................................             8,099
    Installed Video Systems .................................................           223,469
                                                                                      ---------
      Subtotal ..............................................................           231,568
  Less Accumulated Depreciation and Amortization ............................          (146,314)
                                                                                      ---------
  Total Video Systems .......................................................            85,254
  Building and Equipment Building ...........................................             4,300
  Furniture, Fixtures and Other Equipment ...................................             7,480
    Subtotal ................................................................            11,780
  Less Accumulated Depreciation .............................................            (5,649)
                                                                                      ---------
  Total Building and Equipment ..............................................             6,131
  Land ......................................................................             2,559
  Hotel Contracts (net) .....................................................            46,104
  Deferred Contract Concession Costs (net) ..................................            10,427
  Investment In and Advances to Subsidiaries ................................            35,191
                                                                                      ---------
    TOTAL ASSETS                                                                      $ 207,576
                                                                                      =========
LIABILITIES AND STOCKHOLDERS' DEFICIT: ......................................
Liabilities .................................................................
  Accounts Payable ..........................................................         $  12,052
  Accrued Liabilities .......................................................             9,669
  Deferred Income Taxes .....................................................             4,850
  Debt ......................................................................
    Foothill Revolving Credit Facility ......................................            37,919
    Capitalized Lease Obligations ...........................................             3,002
                                                                                      ---------
  Total Debt ................................................................            40,921
  Liabilities Subject to Settlement Under Reorganization ....................           576,040
  Intercompany Payables .....................................................             5,183
                                                                                      ---------
Total Liabilities ...........................................................           648,715
Contingent Value Right Subject to Settlement Under Reorganization ...........            20,000
Stockholders' Deficit .......................................................
  Class A Common Stock ......................................................
  Class B Common Stock ......................................................
  Additional Paid in Capital ................................................           392,185
  Retained Deficit ..........................................................          (852,633)
  Foreign Currency Translation Adjustment ...................................              (715)
                                                                                      ---------
    Total Stockholders' Deficit .............................................          (461,139)
                                                                                      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT .................................         $ 207,576
                                                                                      =========

                             ON COMMAND CORPORATION

                                       AND

                          ON COMMAND VIDEO CORPORATION


                           Annexes to the Information
                              Statement/Prospectus




                         I. Agreement and Plan of Merger*

                        II. Acquisition Agreement*

                       III. Warrant Agreement*

                        IV. Registration Rights Agreement*

                         V. Opinion of Allen & Company*

                        VI. Section 262 of the Delaware General
                            Corporation Law*

                        ------------
                        * To be filed by amendment.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  The Certificate of Incorporation of On Command Corporation provides for the indemnification by On Command Corporation of each director and officer of On Command Corporation to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

                  In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such a person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested director or otherwise.

                  Article Tenth of the Certificate of Incorporation of On Command Corporation provides that a Director of On Command Corporation shall not be personally liable to On Command Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a Director. Article Eighth of the Bylaws provides that a director, officer, employee, or other agent of the corporation shall be indemnified against actions by reason of the fact that the person is or was an agent of the corporation. Section 102(b)(7) of the Delaware General Corporation Law provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director, for, among other things: breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends; and transactions from which the director derived an improper personal benefit.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits

EXHIBIT NO.                                                   DESCRIPTION

2.1 Agreement and Plan of Merger, dated as of August 13, 1996, by and among On Command Corporation, On Command Merger Corporation, and On Command Video Corporation
2.2 Acquisition Agreement, dated as of August 13, 1996, by and among On Command Corporation, Ascent Entertainment Group, Inc., the Official Creditors' Committee for SpectraVision, Inc. and certain of its subsidiaries, SpectraVision, Inc., Spectradyne, Inc. and the other Debtors named therein
3.1               Certificate of Incorporation of On Command Corporation
3.2               Certificate of Merger**
3.3               Bylaws of On Command Corporation
4.1 Registration Rights Agreement by and among On Command Corporation and the other parties named therein
4.2 Warrant Agreement by and among On Command Corporation and the other parties named therein
5.1 Opinion of Latham & Watkins regarding the legality of the securities being issued**
8.1               Opinion of Latham & Watkins relating to certain tax matters**
10.1 Master Services Agreement, dated as of August 3, 1993, by and between Marriott International, Inc., Marriott Hotel Services, Inc. and On Command Video Corporation (confidential treatment requested)
10.2 Amended and Restated SpectraVision and Interactive Services National Agreement, dated August 31, 1993, by and between Hyatt Corporation and Spectradyne, Inc. (confidential treatment requested)
10.3 Amended and Restated SpectraMax National Agreement, dated August 31, 1993, by and between Hyatt Corporation and Spectradyne Inc. (confidential treatment requested)
10.4 Hilton Hotels Corporation-ON COMMAND VIDEO Agreement, dated April 27, 1993, by and between Hilton Hotels Corporation and On Command Video Corporation (confidential treatment requested)
10.5 EDS Agreement, dated August 5, 1996, among Electronic Data Systems Corporation, EDS Technical Products Corporation, Ascent Entertainment Group, Inc. and On Command Video Corporation
21.1              Subsidiaries of On Command Corporation*
23.1 Consent of Latham & Watkins (included in their opinion filed as Exhibit 5.1)**
23.2              Consent and Report on Schedule of Deloitte & Touche LLP*
23.3              Consent of Ernst & Young LLP, Independent Auditors*
23.4              Consent of KPMG Peat Marwick LLP*
24.1              Power of Attorney*
99.1 Opinion of Allen & Company (included as Annex V to the Information Statement/Prospectus included herein)**

- ------------------------------------


*        Previously filed.
**       To be filed by amendment.

                  (b)      Financial Statement Schedules

                           Schedule II--Valuation and Qualifying Accounts (OCV)*
                           Schedule II--Valuation and Qualifying Accounts (SpectraVision)*

ITEM 22.          UNDERTAKINGS

                  (a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by any other items of the applicable form.

                  (b) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                  (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, State of Colorado, on September 4, 1996.

                                             ON COMMAND CORPORATION


                                             By:  /s/ Arthur M. Aaron
                                             ---------------------------
                                             Name:  Arthur M. Aaron
                                             Title:  Executive Vice President


                SIGNATURE                                       TITLE                                      DATE

                     *
- --------------------------------------     Chief Executive Officer                                   September 4, 1996
     Robert Snyder

                     *
- --------------------------------------     Executive Vice President--Finance and                     September 4, 1996
     James A. Cronin, III                  Chief Operating Officer and Director

                     *
- --------------------------------------     Director                                                  September 4, 1996
     Charles Lyons

                      *                    Director                                                  September 4, 1996
- --------------------------------------
     Robert M. Kavner


* By       /s/ Arthur M. Aaron
         ---------------------
         Arthur M. Aaron
         Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NO.               DESCRIPTION
- -------           -----------

2.1 Agreement and Plan of Merger, dated as of August 13, 1996, by and among On Command Corporation, On Command Merger Corporation, and On Command Video Corporation
2.2 Acquisition Agreement, dated as of August 13, 1996, by and among On Command Corporation, Ascent Entertainment Group, Inc., the Official Creditors' Committee for SpectraVision, Inc. and certain of its subsidiaries, SpectraVision, Inc., Spectradyne, Inc. and the other Debtors named therein
3.1               Certificate of Incorporation of On Command Corporation
3.2               Certificate of Merger**
3.3               Bylaws of On Command Corporation
4.1 Registration Rights Agreement by and among On Command Corporation and the other parties named therein
4.2 Warrant Agreement by and among On Command Corporation and the other parties named therein
5.1 Opinion of Latham & Watkins regarding the legality of the securities being issued**
8.1               Opinion of Latham & Watkins relating to certain tax matters**
10.1 Master Services Agreement, dated as of August 3, 1993, by and between Marriott International, Inc., Marriott Hotel Services, Inc. and On Command Video Corporation (confidential treatment requested)
10.2 Amended and Restated SpectraVision and Interactive Services National Agreement, dated August 31, 1993, by and between Hyatt Corporation and Spectradyne, Inc. (confidential treatment requested)
10.3 Amended and Restated SpectraMax National Agreement, dated August 31, 1993, by and between Hyatt Corporation and Spectradyne Inc. (confidential treatment requested)
10.4 Hilton Hotels Corporation-ON COMMAND VIDEO Agreement, dated April 27, 1993, by and between Hilton Hotels Corporation and On Command Video Corporation (confidential treatment requested)
10.5 EDS Agreement, dated August 5, 1996, among Electronic Data Systems Corporation, EDS Technical Products Corporation, Ascent Entertainment Group, Inc. and On Command Video Corporation
21.1              Subsidiaries of On Command Corporation*
23.1 Consent of Latham & Watkins (included in their opinion filed as Exhibit 5.1)**
23.2              Consent and Report on Schedule of Deloitte & Touche LLP*
23.3              Consent of Ernst & Young LLP, Independent Auditors*
23.4              Consent of KPMG Peat Marwick LLP*
24.1              Power of Attorney*
99.1 Opinion of Allen & Company (included as Annex V to the Information Statement/Prospectus included herein)**

- ------------------------------------


*        Previously filed.
**       To be filed by amendment.